7/13



06018515

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Barloworld

*CURRENT ADDRESS 180 Katherine Street
P.O. Box 782248, Sandton 2146
South Africa

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35039 FISCAL YEAR 9/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DAT : 11/15/06



Barloworld
Leading brands

82-35039

Barloworld Limited

AUDITED RESULTS

for the year ended 30 September 2005

AR/S
9-30-05


Barloworld
Leading brands

www.barloworld.com

BARLOWORLD IS A DIVERSIFIED INDUSTRIAL COMPANY

ABOUT BARLOWORLD

Barloworld is a diversified industrial brand management company founded in 1902. We have operations in thirty-one countries around the world and approximately half of our 25 000 people are in South Africa. We offer our global customer base business solutions backed by leading industrial brands, supported by service, relationships and attention to detail. These include both rental options and the sale of products and services. We operate under a philosophy of Value Based Management which focuses on creating sustainable value for all our stakeholders.

We market and distribute leading international brands on behalf of principals as well as offering our own market-leading brands. Our principals include Caterpillar (machines and engines), Hyster (lift trucks), Freightliner (trucks), and many of the world's leading motor vehicle brands. We are the Avis licensee for southern Africa, and the Avis and Budget licensee in Scandinavia. We manufacture, market and distribute our own brand products and services under brand names such as PPC Surebuild (cement), Plascon, Taubmans, Bristol and White Knight (coatings), Robor (steel tube), Melles Griot (photonics) and Bibby Sterilin (laboratory equipment). We are also developing logistics businesses in southern Africa and Europe.

Striving for market leadership, the Barloworld team thrives on taking on difficult business challenges. We do things differently and we use our diversity to deliver value to our stakeholders.

Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647

Highlights

SOLID RESULT SETS PLATFORM FOR STRONG PERFORMANCE IN 2006

- Net profit +23% to R2 176 million (2004: R1 768 million)
- Operating profit before goodwill amortisation +17% to R3 480 million
- Operating profit margin up to 8,8% (2004: 8,1%)
- Cash flow from operations +13% to R3 576 million
- CFROI improves to 10,3% (2004: 8,9%)
- Headline earnings per share +5% to 894 cents
- Total dividend +20% to 455 cents per share

TONY PHILLIPS, CEO OF BARLOWORLD, SAID:

"Since the introduction of Value Based Management six years ago, we have grown headline earnings per share at a compound growth rate of 20% per annum. In 2002 we set ourselves the goal of doubling the value of the company in four years and we are well on track to achieving it."

"In the year ahead we plan to capitalise on the continuing strength of the South African economy and to generate improved results from our international operations. We will continue to focus on further improving our returns and growing profits throughout the businesses."

16 November 2005

ENQUIRIES:

Barloworld Limited: Rowan Goeller Tel +27 11 445 1300, e-mail rowang@barloworld.com

[illegible] information visit www.barloworld.com

Chairman and
CHIEF EXECUTIVE'S REPORT

Our long-term strategy is to grow our businesses and to create value for all stakeholders. We continue to do this in three ways:

1. improving the performance of our businesses so that they all exceed our 8% real cash flow return on investment hurdle rate on average through the cycle;
2. organic expansion into new geographic areas and complementary products and services; and
3. incremental acquisitions in our areas of competence and disposals of businesses which cannot meet our hurdle rates.

Barloworld's performance in 2005 once again reflects the success of this strategy. We have achieved a six-year compound annual growth rate in headline earnings per share of 20% since the inception of Value Based Management (VBM). Our CFROI has improved to 10,3% from 6,2% in 1999 and is now well above our real hurdle rate of 8%.

STRONG OPERATING RESULT

With another strong performance from our cement and lime business, record new motor vehicle sales and a solid result from the coatings business, we took full advantage of the strong trading conditions in most of southern Africa. We also had a full year's contribution from 100% of Avis for the first time. The equipment business increased profits with tighter cost controls and lower fair value adjustments on financial instruments.

The international operations experienced mixed fortunes. Our Iberian equipment business continues to generate high returns as it benefits from ongoing public infrastructure investment. Continued management focus to bring underperforming operations to acceptable returns produced improvements in the US industrial distribution businesses. Truck Center made a positive contribution to profits for the year. A full strategic review of all businesses was conducted within scientific and significant restructuring costs were incurred (R29 million). In Australia, improved performance from the motor business contrasted with difficult trading conditions in coatings.

Operating profits before goodwill amortisation rose 17% and our operating margin increased to 8,8%. Cash flows from operations remained strong at R3 576 million (2004: R3 153 million).

Headline earnings per share of 894 cents (2004: 853 cents) were impacted by higher STC charges due to the PPC special dividend and an increased number of shares in issue. Comparisons to the prior period were also affected by the exceptional pension fund closure provision write-back which boosted the 2004 result.

Net profit attributable to Barloworld Limited shareholders grew 23%.

The total dividend in respect of this year's earnings was increased by 20% to 455 cents per share (2004: 380 cents).

CORPORATE ACTIVITY CONTINUES TO ENHANCE VALUE

During the year under review we acquired the Hyster lift truck dealership in Northern Ireland and Hamilton Brush in South Africa. Prostart (automotive refinish coatings) and Midas Paints have also been acquired subject to regulatory approvals. Our shareholding in Pretoria Portland Cement Company Limited (PPC) was increased slightly to 71,7%.

We were awarded the Budget car rental licence in Sweden, and, subsequent to year-end, acquired the Avis and Budget car rental businesses in Denmark.

Our existing Siberian equipment dealership was merged with a neighbouring dealer and the joint venture was granted an expanded territory by Caterpillar. We also increased our shareholding in pan-European Caterpillar power solutions and temperature control rental company Energyst BV to 22,3%.

25% of Logistics Africa was sold to a black economic empowerment consortium. The 33% holding in Slagment held through PPC was also sold.

A POSITIVE OUTLOOK ENHANCED BY THE PROSPECT OF FURTHER CORPORATE ACTIVITY

South Africa appears set on a course of strong economic growth, backed by increasing business confidence, sound fiscal policies and a willingness by government to increase infrastructure spending.

Our southern African businesses are well positioned to take advantage of the organic growth opportunities that should present themselves under this positive growth scenario.

Our Iberian Caterpillar business is operating in a mature construction environment, but we continue to look for new sources of revenue. Our management initiatives are set to generate an improved contribution from our industrial distribution and scientific businesses which operate primarily in Europe and the United States.

In summary, we look forward to a strong year in a growing South African economy, continued growth elsewhere in southern Africa, a steady performance from our Iberian operations and a substantial improvement in our other offshore businesses. We will continue to focus on enhancing our returns and growing profits throughout the business and we expect to report another year of good progress in 2006.

WAM Clewlow
Chairman

AJ Phillips
Chief executive officer

Group FINANCIAL REVIEW

Revenues increased by 7% to R39 401 million. Strong growth in the South African motor and building and construction industries contributed to good performances from the motor, cement and lime and coatings segments.

Operating profit before goodwill amortisation rose by 17% to R3 480 million and profit margins continued the six-year trend of improvement, rising from 8,1% last year to 8,8%.

There was no goodwill amortisation this year (2004: R148 million) in line with revised accounting standards.

The lesser average appreciation of the rand against the US dollar this year resulted in a decline in the charge for fair value adjustments on financial instruments to R56 million (2004: R107 million).

Finance costs reduced to R463 million (2004: R474 million) mainly due to lower South African interest rates. Interest cover increased to 5,9 times (2004: 4,5 times).

Income from investments declined to R187 million (2004: R259 million) following the sale of our equipment finance business last year.

Taxation increased by 16% to R1 033 million (2004: R888 million). The effective taxation rate (which excludes exceptional items, secondary tax on companies, prior year taxation and goodwill amortisation) decreased to 28,8% (2004: 30,8%), mainly due to the 1% reduction in the South African corporate taxation rate.

Income from associates and joint ventures decreased by R50 million, largely as a result of the exclusion of R34 million contributed in 2004 by Avis Southern Africa Limited before it became a wholly owned subsidiary.

Exceptional profits of R4 million (2004: R40 million) included gains on disposal of properties, investments and subsidiaries of R25 million less impairments of goodwill and capital assets of R21 million.

Headline earnings per share rose by 5% to 894 cents. The year on year growth is impacted by the following:

- the prior period headline earnings benefiting from the R70 million (after tax) reversal of a pension fund closure provision;
- an increased STC charge on the higher PPC special dividend and the fact that STC credits no longer arise on foreign dividends received; and
- a higher weighted number of shares in issue following the Avis acquisition in March 2004 and the exercise of share options.

Total assets grew by 3% to R28 605 million. The effect of currency movements on translation was not material.

Total interest-bearing borrowings increased by R332 million to R8 042 million. Borrowings in the three broad segments remained well within the targeted gearing ranges as shown below:

Total debt to equity (%)	Trading	Leasing	Car rental	Total group
Target range	20 – 40	600 – 800	200 – 300	
Ratio at 30 September 2005	20	634	259	63

Cash flow from operations rose by 13% to R3 576 million. Working capital increased by R475 million in line with higher activity levels and increased equipment inventory to cover stronger forward order books. Net cash used in investing activities of R2 980 million includes additions to property, plant and equipment of R1 186 million.

The company's balance sheet is strong and cash generation prospects remain good.

CB Thomson
Finance director

The operating profit including fair value adjustments disclosed in the segmental review is stated before goodwill amortisation to facilitate prior period comparison. In the case of the leasing businesses, the operating profit is net of interest paid. Income from associates, which includes our share of earnings from joint ventures, is shown at the profit after tax level.

Net operating assets comprise total assets less non-interest-bearing liabilities. Cash is excluded as well as current and deferred tax assets and liabilities.

Comparatives have been restated as per note 5.

The commentaries in the operational reviews reflect performance in the relevant local currencies.

EQUIPMENT

	Revenue Year ended 30 Sept		Operating profit including fair value adjustments Year ended 30 Sept		Net operating assets 30 Sept	
R million	**2005**	2004	**2005**	2004	**2005**	2004
– Europe	**5 301**	5 117	**484**	475	**2 388**	2 103
– Southern Africa	**4 983**	4 939	**426**	404	**1 835**	1 824
Trading	**10 284**	10 056	**910**	879	**4 223**	3 927
Leasing (southern Africa)	**0**	180	**0**	28	**0**	0
	10 284	10 236	**910**	907	**4 223**	3 927
Share of associate income			**8**	3		

The business in this segment arises mainly from our long standing relationship with Caterpillar Inc. as their dealer and partner in 16 countries.

Revenue in Iberia grew 4% as public infrastructure investment continued at high levels. Operating margins were maintained at 9,1% (2004: 9,3%). Demand for heavy construction equipment in Spain remained strong, although sales volumes were dampened by extended delivery times for equipment.

Revenue was flat in southern Africa, while operating margins improved to 8,5% (2004: 8,2%) through tighter cost controls and lower fair value adjustments on financial instruments. Demand from the construction industry grew strongly. By contrast mining industry activity levels were unchanged with several new projects and expansion programmes delayed by the strong rand. Maintenance and repair contracts (MARC's) continue to generate growing after-sales income.

The Siberian joint venture was profitable in its first year of operation.

The global shortage of new large earthmoving equipment due to unprecedented demand, caused by steel castings and large tyre shortages, means our ability to capitalise on the demand will depend on close co-operation with both customers and Caterpillar. Customer orders amount to a record of R2 890 million, of which only R131 million will be carried forward to 2007.

INDUSTRIAL DISTRIBUTION

R million	Revenue Year ended 30 Sept		Operating profit including fair value adjustments Year ended 30 Sept		Net operating assets 30 Sept	
	2005	2004	**2005**	2004	**2005**	2004
– Europe	**1 983**	1 888	**42**	77	**438**	388
– North America	**3 922**	4 300	**77**	49	**991**	987
Trading	**5 905**	6 188	**119**	126	**1 429**	1 375
– Europe	**367**	386	**66**	55	**1 902**	1 853
– North America	**98**	99	**(40)**	(6)	**735**	813
Leasing	**465**	485	**26**	49	**2 637**	2 666
	6 370	6 673	**145**	175	**4 066**	4 041
Share of associate income			**0**	(1)		

The division had another year of mixed results. Each of the operations started slower than had been anticipated but gained momentum as the year progressed.

In flat market conditions European lift truck revenue growth of 5% was the result of the acquisition of the Northern Ireland dealership at the beginning of the year. Revenues and profits were adversely impacted by a performance dip during the implementation of the mobile service project. This exercise is now largely complete and margins will normalise in the year ahead. Operating margins in the region declined to 2,1% (2004: 4,1%) primarily as a result of this disruption.

The US economy showed continued positive growth in both the material handling and freight movement sectors, but growth in demand for heavy commercial trucks slowed in the last quarter. While revenue in North America declined by 9%, the recent restructuring and management changes in the Freightliner business have started to impact positively. Operating margins from trading improved to 2,0% (2004: 1,2%). The US handling operations performed well, holding share in a market that grew strongly.

The leasing business remained disappointing with the high level of repossessions in the US Freightliner book in the prior year continuing through 2005. This resulted in higher costs being charged to the business as repossessed units were resold at a loss. The existing book will be managed out over the next three years with losses being reduced considerably as collections continue.

MOTOR

R million	Revenue Year ended 30 Sept 2005	2004	Operating profit including fair value adjustments Year ended 30 Sept 2005	2004	Net operating assets 30 Sept 2005	2004
– Southern Africa	**8 795**	7 501	**178**	106	**640**	520
– Australia	**1 607**	1 331	**12**	5	**399**	335
Trading	**10 402**	8 832	**190**	111	**1 039**	855
– Southern Africa	**881**	369	**210**	86	**2 396**	1 955
– Europe	**478**	246	**66**	47	**1 231**	1 119
Car rental	**1 359**	615	**276**	133	**3 627**	3 074
Leasing (southern Africa)	**638**	295	**88**	51	**1 287**	1 190
	12 399	9 742	**554**	295	**5 953**	5 119
Share of associate income			**23**	59		

The South African motor retail operations continued to perform well in a record breaking new car market. New vehicle sales volumes increased by 26%, used vehicle retail volumes increased by over 5% and strongly accelerating demand for servicing resulted in an annual increase in hours sold of 6%. The higher sales volumes together with operational efficiency benefits arising out of the "fewer, bigger, better" dealership strategy resulted in significantly improved profitability. In Australia, the new car market continued to grow marginally to record levels. The expansion of our dealership network and upgrading of facilities in Melbourne and Sydney had a positive impact on performance, and sales volumes of vehicles and service hours both increased by over 20% year on year.

Avis Rent a Car Southern Africa increased its sale of rental days by 10% for the year. Demand was quiet at the start of the year, however, during the second quarter demand increased and volumes continued to grow throughout the year. Operational efficiencies in fleet utilisation and people productivity showed a pleasing improvement. Lower financing costs and stable new vehicle prices resulted in some industry pricing pressures, while servicing the strong demand from long standing customers resulted in the business being unable to capitalise on higher margin opportunities. In Scandinavia, rental day volumes also increased by 10% for the year, with strong demand being experienced in Sweden. Fewer accidents, as a result of mild weather conditions at the start of the year, negatively impacted volumes in the replacement market.

Avis Fleet Services experienced strong growth in demand for its value added services, while its long-term rental fleet continued to grow. The car rental operations improved their comparable profit before tax, while the fleet service operations showed a marginal decline as a result of lower financing and used car margins.

Associate income includes a strong performance from our DaimlerChrysler BEE joint venture in KwaZulu-Natal, but now excludes Avis.

CEMENT AND LIME

	Revenue Year ended 30 Sept		**Operating profit including fair value adjustments** Year ended 30 Sept		**Net operating assets** 30 Sept	
R million	**2005**	2004	**2005**	2004	**2005**	2004
– Southern Africa	**3 974**	3 440	**1 505**	1 172	**2 502**	2 499
Share of associate income			**2**	11		

Continued strong growth in cement demand in both the residential and non-residential building sectors boosted cement volumes to record levels. This, together with improved operational efficiencies, tight cost control and some price realisation has resulted in another very good performance by the group. Revenue increased by 16%, with operating profit improving to R1 505 million (2004: R1 172 million). Cash flows remained strong.

Our domestic cement sales remained buoyant with volume growth of 14% experienced for the year and all provinces reflected significant growth with the exception of the Eastern Cape, where volumes decreased due to the completion of the Ngqura harbour project. Reduced economic growth resulted in a contraction in cement demand in Botswana. The increased domestic demand more than compensated for slightly reduced export volumes.

The PPC board approved the R1,36 billion Batsweledi project which will increase PPC's cement capacity by over 1 million tons per annum, in what will be South Africa's first new cement kiln in 20 years. An amount of R1,23 billion will be invested in the installation of a new kiln line and related infrastructure at the existing Dwaalboom cement factory. A further R130 million will be spent on recommissioning and upgrading the existing cement milling and dispatch facilities at the Jupiter factory situated in Germiston, Gauteng. The R48 million project to re-commission the 550 000 ton Jupiter plant, is currently well advanced and will provide security of cement supply to the market over the two and a half year construction and commissioning period of the new expansion project.

The lime business also increased profits.

COATINGS

R million	Revenue Year ended 30 Sept		Operating profit including fair value adjustments Year ended 30 Sept		Net operating assets 30 Sept	
	2005	2004	**2005**	2004	**2005**	2004
– Southern Africa	**1 558**	1 374	**285**	214	**522**	403
– Australia and Asia	**949**	1 034	**(29)**	22	**254**	266
	2 507	2 408	**256**	236	**776**	669
Share of associate income			**20**	27		

Barloworld Coatings achieved another solid overall performance in the southern African businesses, with revenue growing 13% and margins improving to 18,3% (2004: 15,6%). Demand was strong in all sectors.

Retail sales led the way and this sector grew by 10%. Trade sales showed growth of 12% as the building industry continues to experience good growth.

The automotive coatings businesses again performed well with the wholly owned refinish business returning a particularly pleasing result due to a buoyant market. The joint venture with DuPont Automotive Systems in the OEM sector of the automotive coatings market performed well.

2005 was an excellent year for the colourant division with profits ahead of last year. The position in South Africa and the neighbouring territories was strengthened, and exports now contribute more than 45% of sales volume. Hamilton Brush, acquired early in the 2005 financial year, was successfully integrated. This business not only expanded the offering to customers, but also delivered results in line with expectations.

In Australia the difficult trading conditions continued and resulted in a disappointing performance by that business unit. Bunnings, a major reseller in the retail market in Australia and a major retail customer, continued on a significant destocking exercise, which had a material impact on the business. Considerable time and attention has been devoted to structural solutions.

SCIENTIFIC

R million	Revenue Year ended 30 Sept 2005	2004	Operating profit including fair value adjustments Year ended 30 Sept 2005	2004	Net operating assets 30 Sept 2005	2004
– Europe	**1 009**	928	**24**	40	**629**	734
– North America	**382**	536	**(6)**	4	**359**	326
– Asia	**135**	159	**4**	5	**87**	81
	1 526	1 623	**22**	49	**1 075**	1 141

The Laboratory division again experienced mixed trading conditions with reasonable performances in the UK and Spain while other European markets remained flat.

In Melles Griot, the semiconductor industry is experiencing another significant downturn, which has had a marked impact on volumes and margins.

A full strategic review of all businesses was conducted during the year. Restructuring costs of some R23 million were incurred in Laboratory and R6 million in Melles Griot to undertake restructuring changes identified by the strategic review.

STEEL TUBE

R million	Revenue Year ended 30 Sept 2005	2004	Operating profit including fair value adjustments Year ended 30 Sept 2005	2004	Net operating assets 30 Sept 2005	2004
– Southern Africa	**1 603**	1 739	**46**	52	**593**	480
Share of associate income			**4**	8		

Revenue dropped as a result of the loss of the stainless tube export market.

The carbon steel tube and pipe businesses had a good year despite a steel price reduction in August 2005. Operating profits were, however, disappointing due to the losses incurred at the stainless operation. The stainless business has been merged with our cold rolled operation to form a precision business in order to take full advantage of the sales and other synergies.

Net assets increased as a result of changes in supplier terms.

CORPORATE AND OTHER

R million	Revenue Year ended 30 Sept 2005	Revenue Year ended 30 Sept 2004	Operating profit including fair value adjustments Year ended 30 Sept 2005	Operating profit including fair value adjustments Year ended 30 Sept 2004	Net operating assets 30 Sept 2005	Net operating assets 30 Sept 2004
– Southern Africa	**561**	311	**40**	(4)	**870**	828
– Europe	**177**	500	**(54)**	(10)	**85**	85
	738	811	**(14)**	(14)	**955**	913

Barloworld Logistics in South Africa continues its growth. During the past year increased sales activity has resulted in the securing of a number of large clients and projects, while existing contracts are now beginning to show good profitability. The logistics business in Iberia has consolidated the growth of previous years.

Corporate office costs in southern Africa were lower and the small loss on fair value adjustments to financial instruments last year was turned into a small gain this year. In Europe, results were adversely affected by reduced fair value gains, following the redemption last year of the convertible bond, and increased claims borne by the insurance captive. Top-up contributions to the UK pension fund of R24 million continued in the current year. The decline in revenue in Europe relates mainly to the sale of the Henry Cooke paper business during the prior year.

Dividend DECLARATION

for the year ended 30 September 2005: **Dividend Number 153**

Notice is hereby given that the following dividend has been declared in respect of the year ended 30 September 2005: Number 153 (final dividend) of 325 cents per ordinary share (2004: 265 cents per ordinary share).

In compliance with the requirements of the JSE Limited, the following dates are applicable:

Last day to trade cum dividend	Friday, 6 January 2006
Shares trade ex dividend	Monday, 9 January 2006
Record date	Friday, 13 January 2006
Payment date	Monday, 16 January 2006

Share certificates may not be dematerialised or rematerialised between Monday, 9 January 2006 and Friday, 13 January 2006, both days inclusive.

On behalf of the board

S Mngomezulu
Secretary

DIRECTORS

Independent: WAM Clewlow (chairman), SAM Baqwa, MJ Levett, DB Ntsebeza, LA Tager, G Rodriquez de Castro de los Rios***, EP Theron, RC Tomkinson*, SB Pfeiffer**

Executive: AJ Phillips (chief executive)*, PJ Blackbeard, MD Coward, LS Day*, BP Diamond, JE Gomersall*, AJ Lamprecht, M Laubscher, PM Surgey, CB Thomson

**British **American ***Spanish*

GROUP INCOME STATEMENT

for the year ended 30 September

R million	Note	Audited 2005	2004*	%
Revenue		**39 401**	36 672	7
Operating profit before goodwill amortisation		**3 480**	2 979	17
Goodwill amortisation		**0**	(148)	
Operating profit		**3 480**	2 831	23
Fair value adjustments on financial instruments		**(56)**	(107)	
Finance costs		**(463)**	(474)	
Income from investments		**187**	259	
Profit before exceptional items		**3 148**	2 509	25
Exceptional items	2	**4**	40	
Profit before taxation		**3 152**	2 549	
Taxation		**(891)**	(836)	
STC on dividends paid		**(142)**	(52)	
Profit after taxation		**2 119**	1 661	
Income from associates and joint ventures		**57**	107	
Net profit		**2 176**	1 768	23
Attributable to:				
Minority shareholders		**315**	259	22
Barloworld Limited shareholders		**1 861**	1 509	23
		2 176	1 768	
Net profit per share (cents)**				
– basic		**897,4**	756,9	19
– fully diluted		**877,3**	738,9	19

* *Restated – refer note 5*

** *Refer note 1 for details of headline earnings per share calculation*

GROUP BALANCE SHEET

at 30 September

R million	Audited 2005	2004*
ASSETS		
Non-current assets	**14 070**	13 946
Property, plant and equipment	**7 922**	7 706
Goodwill	**2 485**	2 433
Intangible assets	**260**	242
Investment in associates and joint ventures	**518**	319
Finance lease receivables	**1 495**	1 631
Long-term financial assets	**840**	1 098
Deferred taxation assets	**550**	517
Current assets	**14 535**	13 897
Vehicle rental fleet	**2 196**	1 887
Inventories	**4 825**	5 134
Trade and other receivables	**5 897**	5 267
Taxation	**38**	47
Cash and cash equivalents	**1 399**	1 443
Assets classified as held for sale	**180**	119
Total assets	**28 605**	27 843
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital and premium	**1 397**	1 209
Other reserves	**1 484**	1 957
Retained income	**9 198**	7 936
Interest of shareholders of Barloworld Limited	**12 079**	11 102
Minority interest	**646**	719
Interest of all shareholders	**12 725**	11 821
Non-current liabilities	**7 103**	6 938
Interest-bearing	**5 410**	4 871
Deferred taxation liabilities	**906**	797
Provisions	**383**	503
Other non-interest-bearing	**404**	767
Current liabilities	**8 777**	9 084
Trade and other payables	**5 208**	5 284
Provisions	**480**	493
Taxation	**457**	468
Amounts due to bankers and short-term loans	**2 632**	2 839
Total equity and liabilities	**28 605**	27 843

* *Restated – refer note 5*

GROUP CASH FLOW STATEMENT

for the year ended 30 September

R million	Audited 2005	2004*
Cash flow from operating activities		
Operating cash flows before movements in working capital	**5 275**	4 463
Increase in working capital	**(475)**	(206)
Cash generated from operations	**4 800**	4 257
Realised adjustments on financial instruments	**(18)**	(52)
Finance costs and investment income	**(231)**	(178)
Taxation paid	**(975)**	(874)
Cash flow from operations	**3 576**	3 153
Dividends paid	**(1 197)**	(871)
Cash retained from operating activities	**2 379**	2 282
Net cash used in investing activities	**(2 980)**	(2 124)
Acquisition of subsidiaries and investments	**(443)**	(1 649)
Proceeds on disposal of subsidiaries and investments	**69**	210
Net investment in fleet leasing and rental assets	**(1 629)**	(1 646)
Acquisition of property, plant, equipment and intangibles	**(1 186)**	(805)
Proceeds on disposal of property, plant and equipment	**209**	288
Proceeds on sale of lease receivable book	**0**	1 478
Net cash (outflow)/inflow before financing activities	**(601)**	158
Net cash from/(used in) financing activities	**601**	(258)
Ordinary shares issued	**188**	13
Increase/(decrease) in interest-bearing liabilities	**413**	(271)
Net increase/(decrease) in cash and cash equivalents	**0**	(100)
Cash and cash equivalents at beginning of the year	**1 443**	1 547
Effect of foreign exchange rate movements on cash balances	**(44)**	(4)
Cash and cash equivalents at end of the year	**1 399**	1 443

* *Restated – refer note 5*

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 September

R million	Notes	Audited 2005	2004*
INTEREST OF BARLOWORLD LIMITED SHAREHOLDERS			
Balance at the beginning of the year		**11 821**	10 436
Adjustment to opening balance for changes in accounting policy			(46)
Net movements not recognised through the income statement		**(1 272)**	(337)
Barloworld Limited ordinary shares issued		**188**	467
Movement on foreign currency translation reserve		**(279)**	(107)
Translation reserves realised on liquidation of offshore subsidiary		**0**	57
Translation effect of deconsolidation of Porthold		**0**	157
Dividends on ordinary shares		**(1 197)**	(871)
Other reserve movements		**16**	(40)
Movements recognised through the income statement			
Net profit for the year		**2 176**	1 768
Interest of Barloworld Limited shareholders at the end of the year		**12 725**	11 821

GROUP SALIENT FEATURES

for the year ended 30 September

	Audited 2005	2004*
Number of ordinary shares in issue, net of buy-back (000)	**208 612**	203 802
Net asset value per share including investments at fair value (cents)	**5 904**	5 550
Total borrowings to total shareholders' funds (%)		
– Trading segment**	**19,8**	21,1
– Total group	**63,2**	65,2
Interest cover (times)		
– Trading segment**	**10,6**	7,6
– Total group	**5,9**	4,5
Return on net assets (%)		
– Trading segment**	**24,6**	22,3
– Total group	**17,8**	17,1
Cash flow return on investment – CFROI® (%)	**10,3**	8,9
Return on ordinary shareholders' funds (excluding exceptional items) (%)	**16,0**	14,4

* *Restated – refer note 5*

** *Trading segment includes manufacturing and dealership businesses, but excludes leasing and car rental*

SEGMENTAL SUMMARY

BUSINESS AND GEOGRAPHICAL SEGMENTS*

R millions	Consolidated 2005	Consolidated 2004	Eliminations 2005	Eliminations 2004	Equipment Trading 2005	Equipment Trading 2004	Equipment Leasing 2005	Equipment Leasing 2004
Revenue								
Southern Africa	22 993	20 148			4 983	4 939	-	180
Europe	9 315	9 065			5 301	5 117	-	-
North America	4 402	4 935			-	-	-	-
Australia and Asia	2 691	2 524			-	-	-	-
	39 401	36 672			10 284	10 056	-	180
Inter-segment revenue**	-	-	(1 022)	(1 578)	138	812	-	-
	39 401	36 672	(1 022)	(1 578)	10 422	10 868	-	180
Segment result								
Operating profit before goodwill amortisation								
Southern Africa	2 834	2 235			477	525	-	28
Europe	628	664			484	475	-	-
North America	31	47			-	-	-	-
Australia and Asia	(13)	33			-	-	-	-
Operating profit before goodwill amortisation	3 480	2 979			961	1 000	-	28
Fair value adjustments on financial instruments	(56)	(107)			(51)	(121)	-	-
Total segment result	3 424	2 872			910	879	-	28
By geographical region								
Southern Africa	2 778	2 109			426	404	-	28
Europe	628	684			484	475	-	-
North America	31	47			-	-	-	-
Australia and Asia	(13)	32			-	-	-	-
Total segment result	3 424	2 872			910	879	-	28
Income from associates	57	107			8	3	-	-
Segment result including associate income	3 481	2 979			918	882	-	28
Goodwill amortisation	-	(148)						
Finance costs	(463)	(474)						
Income from investments	187	259						
Exceptional items	4	40						
	3 209	2 656						
Taxation	(1 033)	(888)						
Net profit	2 176	1 768						
Cash flows per segment								
Cash flows from operating activities	2 379	2 282			427	731	-	106
Cash flows from investing activities	(2 980)	(2 124)			(501)	(609)	-	1 398
Cash flows from financing activities	601	(258)			93	141	-	(1 433)
Non cash expenses per segment								
Depreciation	1 826	1 534			406	410	-	35
Amortisation of intangibles excluding goodwill	60	69			23	27	-	-
Impairment losses	21	108			1	-	-	-

* *The geographical segments are determined by the location of assets.*
** *Inter-segment revenue is priced on an arms length basis.*

R millions	Industrial Distribution				Motor					
	Trading		Leasing		Trading		Car rental		Leasing	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue										
Southern Africa	–	–	–	–	8 795	7 501	881	369	638	295
Europe	1 983	1 888	367	386	–	–	478	246	–	–
North America	3 922	4 300	98	99	–	–	–	–	–	–
Australia and Asia	–	–	–	–	1 607	1 331	–	–	–	–
	5 905	6 188	465	485	10 402	8 832	1 359	615	638	295
Inter-segment revenue**	–	–	–	–	19	142	2	–	–	–
	5 905	6 188	465	485	10 421	8 974	1 361	615	638	295
Segment result										
Operating profit before goodwill amortisation										
Southern Africa	–	–	–	–	185	110	211	86	88	51
Europe	42	77	66	55	–	–	66	47	–	–
North America	77	49	(40)	(6)	–	–	–	–	–	–
Australia and Asia	–	–	–	–	12	4	–	–	–	–
Operating profit before goodwill amortisation	119	126	26	49	197	114	277	133	88	51
Fair value adjustments on financial instruments	–	–	–	–	(7)	(3)	(1)	–	–	–
Total segment result	119	126	26	49	190	111	276	133	88	51
By geographical region										
Southern Africa	–	–	–	–	178	106	210	86	88	51
Europe	42	77	66	55	–	–	66	47	–	–
North America	77	49	(40)	(6)	–	–	–	–	–	–
Australia and Asia	–	–	–	–	12	5	–	–	–	–
Total segment result	119	126	26	49	190	111	276	133	88	51
Income from associates	–	(1)	–	–	23	59	–	–	–	–
Segment result including associate income	119	125	26	49	213	170	276	133	88	51
Goodwill amortisation										
Finance costs										
Income from investments										
Exceptional items										
Taxation										
Net profit										
Cash flows per segment										
Cash flows from operating activities	257	161	154	352	107	(57)	(121)	233	423	125
Cash flows from investing activities	(273)	2	(272)	(979)	(145)	100	(638)	(1 082)	(482)	(433)
Cash flows from financing activities	36	(132)	57	776	(521)	4	1 214	1 001	61	256
Non cash expenses per segment										
Depreciation	176	174	177	228	34	35	352	140	318	145
Amortisation of intangibles excluding goodwill	13	13	–	–	2	–	–	–	–	–
Impairment losses	28	81	–	–	–	27	(4)	–	–	–

continued overleaf

SEGMENTAL SUMMARY CONTINUED

BUSINESS AND GEOGRAPHICAL SEGMENTS*

R millions	Cement & Lime 2005	Cement & Lime 2004	Coatings 2005	Coatings 2004	Scientific 2005	Scientific 2004	Steel Tube 2005	Steel Tube 2004	Corporate and other 2005	Corporate and other 2004
Revenue										
Southern Africa	3 974	3 440	1 558	1 374	–	–	1 603	1 739	561	311
Europe	–	–	–	–	1 009	928	–	–	177	500
North America	–	–	–	–	382	536	–	–	–	–
Australia and Asia	–	–	949	1 034	135	159	–	–	–	–
	3 974	3 440	2 507	2 408	1 526	1 623	1 603	1 739	738	811
Inter-segment revenue**	–	–	115	120	–	–	–	–	748	504
	3 974	3 440	2 622	2 528	1 526	1 623	1 603	1 739	1 486	1 315
Segment result										
Operating profit before goodwill amortisation										
Southern Africa	1 512	1 172	285	217	–	–	45	46	31	–
Europe	–	–	–	–	24	40	–	–	(54)	(30)
North America	–	–	–	–	(6)	4	–	–	–	–
Australia and Asia	–	–	(29)	24	4	5	–	–	–	–
Operating profit before goodwill amortisation	1 512	1 172	256	241	22	49	45	46	(23)	(30)
Fair value adjustments on financial instruments	(7)	–	–	(5)	–	–	1	6	9	16
Total segment result	1 505	1 172	256	236	22	49	46	52	(14)	(14)
By geographical region										
Southern Africa	1 505	1 172	285	214	–	–	46	52	40	(4)
Europe	–	–	–	–	24	40	–	–	(54)	(10)
North America	–	–	–	–	(6)	4	–	–	–	–
Australia and Asia	–	–	(29)	22	4	5	–	–	–	–
Total segment result	1 505	1 172	256	236	22	49	46	52	(14)	(14)
Income from associates	2	11	20	27	–	–	4	8	–	–
Segment result including associate income	1 507	1 183	276	263	22	49	50	60	(14)	(14)
Goodwill amortisation										
Finance costs										
Income from investments										
Exceptional items										
Taxation										
Net profit										
Cash flows per segment										
Cash flows from operating activities	734	572	107	101	75	71	(54)	97	270	(210)
Cash flows from investing activities	(129)	(44)	(69)	(49)	(55)	84	(20)	(9)	(396)	(503)
Cash flows from financing activities	(65)	34	223	(32)	(23)	(15)	31	(22)	(505)	(836)
Non cash expenses per segment										
Depreciation	155	152	51	57	50	60	29	30	78	68
Amortisation of intangibles excluding goodwill	3	4	6	5	4	11	1	2	8	7
Impairment losses	(4)	3	–	–	–	–	–	(3)	–	–

* *The geographical segments are determined by the location of assets.*
** *Inter-segment revenue is priced on an arms length basis.*

R millions	Consolidated		Eliminations		Equipment			
					Trading		Leasing	
	2005	2004	2005	2004	2005	2004	2005	2004
Assets								
Property, plant and equipment	7 922	7 706			1 775	1 900	–	–
Goodwill	2 485	2 433			188	195	–	–
Intangible assets	260	242			98	121	–	–
Investment in associates and joint ventures	518	319			331	133	–	–
Long-term finance lease receivables	1 495	1 631			2	37	–	–
Long-term financial assets	840	1 098			11	(6)	–	–
Vehicle rental fleet	2 196	1 887			–	–	–	–
Inventories	4 825	5 134			1 827	2 292	–	–
Trade and other receivables	5 897	5 267			1 701	1 732	–	–
Assets classified as held for sale	180	119			24	–	–	–
Segment assets	26 618	25 836			5 957	6 404	–	–
By geographical region								
Southern Africa	14 384	13 323			2 669	2 691	–	–
Europe	8 636	8 965			3 288	3 713	–	–
North America	2 539	2 544			–	–	–	–
Australia and Asia	1 059	1 004			–	–	–	–
Total segment assets	26 618	25 836			5 957	6 404	–	–
Taxation	38	47						
Deferred tax assets	550	517						
Cash and cash equivalents	1 399	1 443						
Consolidated total assets	28 605	27 843						
Liabilities								
Long term non-interest-bearing	787	1 270			149	521	–	–
Trade and other payables incl provisions	5 688	5 777			1 585	1 956	–	–
Segment liabilities	6 475	7 047			1 734	2 477	–	–
By geographical region								
Southern Africa	3 739	3 624			834	867	–	–
Europe	1 964	2 683			900	1 610	–	–
North America	453	418			–	–	–	–
Australia and Asia	319	322			–	–	–	–
Total segment liabilities	6 475	7 047			1 734	2 477	–	–
Interest-bearing liabilities	8 042	7 710						
Deferred tax liabilities	906	797						
Taxation	457	468						
Consolidated total liabilities	15 880	16 022						
Capital additions								
Southern Africa	3 027	1 894			302	525	–	–
Europe	1 729	1 078			361	287	–	–
North America	280	301			–	–	–	–
Australia and Asia	56	77			–	–	–	–
	5 092	3 350	–	–	663	812	–	–

continued overleaf

SEGMENTAL SUMMARY CONTINUED

BUSINESS AND GEOGRAPHICAL SEGMENTS*

R millions	Industrial Distribution				Motor					
	Trading		Leasing		Trading		Car rental		Leasing	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Assets										
Property, plant and equipment	649	597	667	664	437	355	90	82	1 477	1 337
Goodwill	261	279	–	–	43	39	1 182	1 152	3	–
Intangible assets	37	28	–	–	8	3	3	–	2	–
Investment in associates and joint ventures	–	–	–	–	48	27	–	–	–	–
Long-term finance lease receivables	–	–	1 484	1 582	–	–	–	–	–	–
Long-term financial assets	25	19	–	1	3	8	2	6	–	–
Vehicle rental fleet	–	–	–	–	–	–	2 196	1 887	–	–
Inventories	614	620	–	–	1 123	916	4	–	1	–
Trade and other receivables	618	581	591	526	287	301	437	376	81	67
Assets classified as held for sale	4	–	12	–	7	–	81	84	52	35
Segment assets	2 208	2 124	2 754	2 773	1 956	1 649	3 995	3 587	1 616	1 439
By geographical region										
Southern Africa	–	–	–	–	1 468	1 247	2 567	2 252	1 616	1 439
Europe	820	793	2 015	1 957	–	–	1 428	1 335	–	–
North America	1 388	1 331	739	816	–	–	–	–	–	–
Australia and Asia	–	–	–	–	488	402	–	–	–	–
Total segment assets	2 208	2 124	2 754	2 773	1 956	1 649	3 995	3 587	1 616	1 439
Taxation										
Deferred tax assets										
Cash and cash equivalents										
Consolidated total assets										
Liabilities										
Long-term non-interest-bearing	59	81	72	69	52	79	1	50	155	135
Trade and other payables incl provisions	720	668	45	38	865	715	367	463	174	114
Segment liabilities	779	749	117	107	917	794	368	513	329	249
By geographical region										
Southern Africa	–	–	–	–	828	727	171	297	329	249
Europe	382	405	113	104	–	–	197	216	–	–
North America	397	344	4	3	–	–	–	–	–	–
Australia and Asia	–	–	–	–	89	67	–	–	–	–
Total segment liabilities	779	749	117	107	917	794	368	513	329	249
Interest-bearing liabilities										
Deferred tax liabilities										
Taxation										
Consolidated total liabilities										
Capital additions										
Southern Africa	–	–	–	–	118	91	1 330	551	855	360
Europe	117	57	217	101	–	–	991	542	–	–
North America	186	176	87	109	–	–	–	–	–	–
Australia and Asia	–	–	–	–	31	55	–	–	–	–
	303	233	304	210	149	146	2 321	1 093	855	360

* *The geographical segments are determined by the location of assets.*

R millions	Cement & Lime 2005	Cement & Lime 2004	Coatings 2005	Coatings 2004	Scientific 2005	Scientific 2004	Steel Tube 2005	Steel Tube 2004	Corporate and other 2005	Corporate and other 2004
Assets										
Property, plant and equipment	**1 247**	1 225	**303**	288	**294**	302	**235**	236	**748**	720
Goodwill	**384**	369	**31**	31	**255**	265	**–**	–	**138**	103
Intangible assets	**12**	15	**22**	8	**8**	8	**3**	3	**67**	56
Investment in associates and joint ventures	**–**	8	**88**	78	**–**	–	**9**	12	**42**	61
Long-term finance lease receivables	**–**	–	**–**	–	**–**	–	**–**	–	**9**	12
Long-term financial assets	**509**	674	**1**	–	**3**	86	**–**	–	**286**	310
Vehicle rental fleet	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Inventories	**223**	215	**400**	365	**366**	402	**260**	320	**7**	4
Trade and other receivables	**646**	441	**476**	452	**403**	352	**300**	283	**357**	156
Assets classified as held for sale	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Segment assets	**3 021**	2 947	**1 321**	1 222	**1 329**	1 415	**807**	854	**1 654**	1 422
By geographical region										
Southern Africa	**3 021**	2 947	**889**	773	**–**	–	**807**	854	**1 347**	1 120
Europe	**–**	–	**–**	–	**779**	865	**–**	–	**307**	302
North America	**–**	–	**–**	–	**411**	397	**–**	–	**–**	–
Australia and Asia	**–**	–	**432**	449	**139**	153	**–**	–	**–**	–
Total segment assets	**3 021**	2 947	**1 321**	1 222	**1 329**	1 415	**807**	854	**1 654**	1 422
Taxation										
Deferred tax assets										
Cash and cash equivalents										
Consolidated total assets										
Liabilities										
Long-term non-interest-bearing	**102**	119	**40**	70	**15**	16	**1**	–	**141**	130
Trade and other payables incl provisions	**417**	329	**505**	483	**239**	258	**213**	374	**558**	379
Segment liabilities	**519**	448	**545**	553	**254**	274	**214**	374	**699**	509
By geographical region										
Southern Africa	**519**	448	**367**	370	**–**	–	**214**	374	**477**	292
Europe	**–**	–	**–**	–	**150**	131	**–**	–	**222**	217
North America	**–**	–	**–**	–	**52**	71	**–**	–	**–**	–
Australia and Asia	**–**	–	**178**	183	**52**	72	**–**	–	**–**	–
Total segment liabilities	**519**	448	**545**	553	**254**	274	**214**	374	**699**	509
Interest-bearing liabilities										
Deferred tax liabilities										
Taxation										
Consolidated total liabilities										
Capital additions										
Southern Africa	**182**	74	**47**	39	**–**	–	**28**	28	**165**	226
Europe	**–**	–	**–**	–	**38**	88	**–**	–	**5**	3
North America	**–**	–	**–**	–	**7**	16	**–**	–	**–**	–
Australia and Asia	**–**	–	**17**	18	**8**	4	**–**	–	**–**	–
	182	74	**64**	57	**53**	108	**28**	28	**170**	229

NOTES
for the year ended 30 September

		AUDITED 2005 Rm	2004* Rm
1.	**RECONCILIATION OF NET PROFIT TO HEADLINE EARNINGS**		
	Net profit	**2 176**	1 768
	Minority shareholders	**(315)**	(259)
	Profit on disposal of properties, investments and subsidiaries	**(25)**	(108)
	Impairment losses	**21**	108
	Goodwill amortisation		148
	Realisation of translation reserves on liquidation of offshore subsidiary		57
	Interest in associate goodwill amortisation		6
	Profit on sale of plant and equipment excluding rental assets	**(2)**	(15)
	Taxation on exceptional items	**(6)**	(7)
	Attributable exceptional items of associates (impairment losses)		3
	Interest of outside shareholders in exceptional items	**4**	
	Headline earnings	**1 853**	1 701
	Weighted average number of ordinary shares in issue during the year (000)		
	– basic	**207 367**	199 375
	– fully diluted	**212 117**	204 212
	Headline earnings per share		
	– basic	**893,6**	853,2
	– fully diluted	**873,6**	833,0
2.	**EXCEPTIONAL ITEMS**		
	Profit on disposal of properties, investments and subsidiaries	**25**	108
	Impairment losses	**(21)**	(108)
	Realisation of translation reserve on liquidation of offshore subsidiary		(57)
	Reversal of pension fund closure provision		100
		4	43
	Attributable exceptional items of associates (impairment losses)		(3)
	Gross exceptional profits	**4**	40
	Taxation	**6**	(23)
	Interest of outside shareholders	**(4)**	
	Net exceptional profits	**6**	17

* *Restated – refer note 5*

		AUDITED 2005 Rm	2004* Rm
3.	**DIVIDENDS**		
	Ordinary shares		
	Final dividend No 151 paid on 17 January 2005: 265 cents per share (2004: 200 cents)	**602**	431
	Interim dividend No 152 paid on 13 June 2005: 130 cents per share (2004: 115 cents)	**296**	255
		898	686
	Dividend attributable to the share buy-back	**(75)**	(60)
	Paid to Barloworld Limited shareholders	**823**	626
	Paid to minorities	**374**	245
		1 197	871
	Dividends per share (cents)	**455**	380
	– interim (declared May)	**130**	115
	– final (declared November)	**325**	265
4.	**CONTINGENT LIABILITIES**		
	Guarantees, claims and net repurchase commitments	**296**	194

5. ACCOUNTING POLICIES AND COMPARATIVE INFORMATION

This report has been extracted from the annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) on a basis consistent with the prior year except for the adoption of the following new or revised standards and interpretations:

- IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
- IAS 16 Property, Plant and Equipment
- IAS 36 Impairment of Assets
- IAS 38 Intangible Assets
- IFRS 3 Business Combinations
- IFRS 4 Insurance Contracts
- IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities

Comparative information has been restated for the effects of adopting IAS 16 Property, Plant and Equipment (Revised) and IFRIC Interpretation 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities. Comparatives have also been restated for the effect of accounting for operating leases with fixed escalations on a straight-line basis in terms of circular 7/2005 issued by the South African Institute of Chartered Accountants and in accordance with IAS 17.

With the adoption of IFRS 3 Business Combinations, the amortisation of goodwill has ceased with effect from the beginning of the current financial year. As required by the standard no restatement of comparatives has been made. The adoption of the rest of the abovementioned standards has not had a material impact on the group's results.

5. ACCOUNTING POLICIES AND COMPARATIVE INFORMATION (CONTINUED)

The aggregate effect of the above changes on the annual financial statements for the year ended 30 September 2004 is as follows:

	Previously stated Rm	Adjust-ments Rm	Restated Rm
Income statement			
Operating profit	2 836	(5)	2 831
Finance cost	(468)	(6)	(474)
Taxation	(891)	3	(888)
Net profit – 2004	1 517	(8)	1 509
Balance sheet			
Property, plant and equipment	7 728	(22)	7 706
Goodwill	2 432	1	2 433
Deferred taxation assets	498	19	517
Long-term financial assets	1 096	2	1 098
Short-term trade and other receivables	5 266	1	5 267
Minority interest	721	(2)	719
Total shareholders' interest	11 875	(54)	11 821
Deferred taxation liabilities	803	(6)	797
Long-term non-interest-bearing liabilities	1 215	55	1 270
Short-term trade and other payables	5 272	12	5 284
Net profit per share (cents) – basic	760,9	(4,0)	756,9

For a better understanding of the group's financial position, the results of its operations and cash flows for the year, this summarised report of its annual results should be read in conjunction with the annual financial statements from which it was derived.

6. POST-BALANCE SHEET EVENTS

Effective from the end of October 2005, the group acquired the Avis and Budget businesses in Denmark for DKK 170 million (R180 million) from privately owned Biludan Gruppen A/S. These businesses will be integrated with Barloworld's existing Scandinavian car rental operations.

7. PORTLAND HOLDINGS LIMITED (PORTHOLD)

The results of Porthold, a wholly owned Zimbabwean subsidiary of Pretoria Portland Cement Company Limited have in terms of the exclusion contained in IAS 27 (Consolidated and Separate Financial Statements) not been consolidated into the group results as at 30 September 2005 as was the case in the prior period.

8. AUDIT OPINION

The consolidated financial statements for the year have been audited by Deloitte & Touche and the accompanying unqualified audit report as well as their unqualified audit report on this set of summarised financial information is available for inspection at the company's registered office.

1


Barloworld
Leading brands
Barloworld Limited

NOTES

2

STRONG OPERATING RESULT

- Revenues R39 401m
- Operating profit before goodwill amortisation R3 480m
- Operating margin 8 8% (2004 8 1%)
- Net profit R2 176m
- HEPS 894 cents
- Dividend 455 cents (2004 380 cents)

Barloworld
Leading brands

3

REVENUE UP 7%

Motor
Equipment
Industrial Distribution
Cement & Lime
Coatings
Steel Tube
Scientific
Corporate and Other

0 2 000 4 000 6 000 8 000 10 000 12 000 14 000

FY 05 FY 04

Barloworld

NOTES

4



GEOGRAPHIC OPERATING PROFIT
3 000
2 500
2 000
1 500
1 000
500
0
FY 01
FY 02
FY 03
FY 04
FY 05
Southern Africa
Rest of World
Southern Africa contributes strongly
Barloworld

5




CFROI CONTINUES TO IMPROVE
Real Asset Growth (%)
CFROI (%)
VBM continues to deliver improved returns
Barloworld
Leading brands

NOTES

6


2005 CORPORATE ACTIVITY
Acquiring
• CMS Lift Trucks Northern Ireland
• Hamilton Brush
• Midas Paints* and Prostart* (auto refinish coatings)
• Budget (Sweden)
• Avis and Budget (Denmark)*
• 58 807 additional PPC shares (0 1%)
BEE Transactions
• 25% of Logistics Africa
• 30% of Umndeni Circon
Expanding
• PPC
- 1mt expansion at Dwaalboom
- Jupiter factory to be recommissioned
• Siberian Caterpillar territory
• Energyst
Restructuring
• Truck Center (Freightliner)
• Scientific
• Coatings Australia
Barloworld
Leading brands
* Post year end

7

EMPOWERMENT: GOOD PROGRESS

- BEE codes of Good Practice published by DTI
- Governed by Barloworld BEE policy
- Real deals with real people
- Over R500m spent on BEE procurement (2004 R240m)
- CSI programmes active
- Employment equity programme achieving targets
- R20m enterprise development programme launched

All existing BEE partnerships going well


Barloworld

NOTES

8


Barloworld
Leading brands

Financial Review

9



FURTHER EARLY ADOPTION OF IFRS CHANGES
• IFRS 3 and IAS 36 Business combinations and asset impairments
• IAS 16 (revised) Property, plant and equipment
• IFRIC 1 Changes to decommissioning costs, restoration and similar liabilities
• IAS 38 (revised) Intangible assets
• IFRS 4 Insurance contracts
• IAS 17 Revised interpretation of operating lease amortisation
• Future IFRS 2 Share based compensation
Proactive approach to new and revised IFRS
Barloworld
Leading brands

NOTES

10

INCOME STATEMENT HIGHLIGHTS

Rm	FY 05	FY 04*	% Ch
Revenue	39 401	36 672	7
Operating profit before goodwill	3 480	2 979	17
Financial instrument adjustments	(56)	(107)	
Finance costs	(463)	(474)	
Profit before exceptionals	3 148	2 509	25
Exceptional items	4	40	
Taxation incl STC	(1 033)	(888)	
Net profit	2 176	1 768	23
Headline earnings	1 853	1 701	9
Headline EPS (cents)	894	853	5
Dividend per share (cents)	455	380	20

Operating margins improve, bolstered by Avis

Barloworld
Leading brands

* Restated

11



FINANCIAL INSTRUMENT ADJUSTMENTS

Rm	FY 05	FY 04
Equipment southern Africa	(50)	(121)
Other operations	(6)	14
Financial instrument adjustments	(56)	(107)
Recoupment at operating profit level	108	152
Impact on profit before tax	52	45

Financial instrument adjustments neutral at PBT

Barloworld

NOTES

12



EXCEPTIONAL ITEMS

Rm	FY 05	FY 04
Profit on disposal of properties investments and subsidiaries	25	108
Realisation of translation reserve on liquidation of off-shore subsidiary		(57)
Reversal of pension fund closure provision		100
Impairment of assets	(21)	(111)
Exceptional profits before tax	4	40
Taxation and minorities	2	(23)
Net exceptional profits	6	17

Exceptional profits not significant

Barloworld

13

TAXATION RATE ANALYSIS

Rm	FY 05	FY 04
Taxation per income statement	891	836
Prior year tax excluding exceptionals	9	6
Tax on exceptionals	6	(16)
Taxation before STC & exceptionals	906	819
Profit before exceptionals and goodwill	3 148	2 657
Effective tax rate (%) - excl STC	28.8%	30.8%
STC on dividends paid	142	52

Lower effective tax rate before STC

Barloworld
Leading brands

NOTES

14

HEADLINE EARNINGS RECONCILIATION

Rm	FY 05	FY 04	% Ch
Net profit attributable to BAW shareholders	1 861	1 509	23
Net exceptional profits	(6)	(17)	
Reversal of pension fund closure provision		70	
Goodwill amortisation		148	
Interest in associate goodwill amortisation		6	
Profit on sale of plant and equipment	(2)	(15)	
Headline earnings	1 853	1 701	9
Headline earnings per share (cents)	894	853	5

Barloworld
Leading brands

15

RAND APPRECIATION IMPACT ON HEPS

Average Rate	FY 05	FY 04	Rand Appreciation (%)
US$	6.21	6 60	6
Euro	7.90	8 10	2
GBP	11.47	11 80	3

Translation impact not significant



NOTES

16

BALANCE SHEET HIGHLIGHTS

- Total assets increased by 3% to R28 605m
- Translation impact on net assets of R279m (decrease)
- Repurchase commitments of R1 071m classified as contingent liabilities under IAS 37
- Total interest-bearing borrowings increased R332m to R8 042m

Balance sheet remains strong



17

SEGMENTAL GEARING AND INTEREST COVER RATIOS

Debt to equity (%)	Trading	Leasing	Car Rental	Total group
Target range	**20 - 40**	**600 - 800**	**200 - 300**	
30 Sep 04	21	598	300	65
30 Sep 05	20	634	259	63
Interest Cover (times)				
Target	**>5**	**>1**	**>2**	**>3**
30 Sep 04	7 6	1 5	1 7	4 5
30 Sep 05	10 6	1 6	1 9	5 9

Debt capacity to facilitate growth

Barloworld
Leading brands

NOTES

18

CASH FLOW HIGHLIGHTS

- Cash flow from operations +13% to R3 576m (FY 04 R3 153m)
- Working capital increase of R475m (FY 04 R206m) as days increase to 35 (FY 04 28 days)
- Dividends paid +37% to R1 197m (FY 04 R871m)
- Cash used in investing activities of R2 980m (FY 04 R2 124m) includes

Rm	FY 05	FY 04
Acquisition of subsidiaries and investments	(443)	(1 649)
Fleet leasing and rental assets investment	(1 629)	(1 646)
Acquisition of property plant and equipment	(1 186)	(805)

Cash conversion ratio remains above 100%

Barloworld
Leading brands

19


KEY FINANCIAL TARGETS
Metric | Target | FY 05 | FY 04
CFROI (real) (%) | >8 | 10.3 | 8 9
RONA (trading) (%) | >20 | 24.6 | 22 3
ROE (excl exceptionals) (%) | >15 | 16.0 | 14 4
Operating Margin (%) | >7 | 8.8 | 8 1
Dividend Cover (times) | 2 - 2 5 | 2.0 | 2 2
VBM focus delivers improvements in returns
Barloworld
Leading brands

NOTES

20


Barloworld
Leading brands
Equipment Review

21


EQUIPMENT: SOLID PERFORMANCE
• 14th year of profit growth in Europe
Margin
9 1%
8 5%
Europe
Southern Africa
0
100
200
300
400
500
600
FY 05
FY 04
Activity levels growing in southern Africa
*Including fair value adjustment
Barloworld
Leading brands

NOTES

22


SPAIN - POSITIVE INDICATORS
60
40
20
0
-20
-40
-60
95
96
97
98
99
00
01
02
03
04
05
Construction Confidence Indicator
Order Book Assessment
Confidence levels remain high in Spain
Source European Commission
Barloworld
Leading brands

23


SOUTH AFRICA – CONSTRUCTION SECTOR GROWING
50 000
40 000
30 000
20 000
10 000
70
75
80
85
90
95
00
05
Construction Works
Residential Buildings
Non-Residential Buildings
Synchronised recovery in construction sectors
Barloworld
Leading brands

NOTES

24


MINING PROJECTS – OPENCAST EQUIPMENT OPPORTUNITIES
Zambian Copper Belt
Botswana
Northern Cape
Limpopo
Mpumalanga
Underground mining also positive
Barloworld
Leading brands

25



EQUIPMENT CUSTOMER ORDER BOOK
• Strong in Spain
• Activity growing in southern Africa
• Global demand and raw material shortages extend lead times
Iberia
Southern Africa
0 200 400 600 800 1 000 1 200 1 400 1 600
FY 05 FY 04
Record order book
Barloworld
Leading brands

NOTES

26

ORDER BOOK ON CATERPILLAR

• R3 456m orders placed on Caterpillar

FY 06

FY 07

0 500 1 000 1 500 2 000 2 500 3 000 3 500

Despite lead times, most deliveries in FY 06

Barloworld
Leading brands

27


LEAD TIMES AND MARKET – PRODUCT COMPARISON
Sell
MARC
Delivery
Off-Highway Truck
R20 0m
R18 0m
56 weeks
Backhoe Loader
R0 5m
-
18 weeks
US market (units)
2005E
2000
% change
Off-Highway Trucks
1 003
610
64%
Backhoe Loader
31 659
28 000
13%
Long lead times for large machines only
Barloworld
Leading brands

NOTES

28


SIBERIA REVENUE GROWTH
100
80
60
40
20
0
FY 00
FY 01
FY 02
FY 03
FY 04
FY 05*
FY 06
Forecast
On track for US$100m in 2006
* First year of joint venture
Barloworld
Leading brands

29



SIBERIA: CUSTOMER ORDER BOOK
Siberia
0
15
30
FY 05
FY 04
Ability to operate in extreme conditions
Barloworld
Leading brands

NOTES

30



Barloworld
Leading brands
Operational Review

31


INDUSTRIAL DISTRIBUTION
Good result from US Handling operations
Results of Truck Center management changes starting to show
Lower sales and new system costs affect UK Handling
Margin
North America
2 0%
Europe
2 1%
Leasing
5 6%
0
10
20
30
40
50
60
70
80
FY 05
FY 04
Truck Center turnaround in 2H 05
Barloworld

NOTES

32


MOTOR: RECORD NEW CAR SALES
Strong performance from new car sales in South Africa
Turnaround in Australia
100% of Avis for full year
Margin
Southern Africa - Trading
2.0%
Australia - Trading
0 7%
Southern Africa - Avis
23 8%
Europe - Avis
13 8%
Leasing
13 8%
0
50
100
150
200
250
FY 05
FY 04
Avis acquisition well integrated
Barloworld

33


MOTOR: PERFORMANCE HIGHLIGHTS
• Revenue R12 4bn
• Operating profit R554m
• Operating profit margin 4 5%
• 71 626 retail units sold (new and used)
• Vehicle trading operating profit up 80%
• 5 1m rental days
• 43 148 vehicles under finance and maintenance
Strong overall performance
Barloworld
Leading brands

NOTES

34

MOTOR: CAR RENTAL SCANDINAVIA

FY 05	Rental Days (000 s)	Peak Fleet (vehicles)	Market Share (%) AVIS	Market Share (%) Budget
Sweden	858	4 400	25	1
Norway	651	2 900	42	5
Denmark	649	3 200	31	2

Scandinavian car rental footprint increased

Barloworld
Leading brands

35

CEMENT AND LIME: DEMAND GROWTH SPURS EXPANSION PLANS

- Domestic cement volumes up 14%
- High capacity utilisation
- Capacity expansion plans finalised

Margin

37 9%

Southern Africa

0 200 400 600 800 1000 1200 1400 1600

FY 05 FY 04

Cement demand forecast to grow 8% in 2006

* Including fair value adjustment

Barloworld
Leading brands

NOTES

36

CEMENT: CAPACITY EXPANSION APPROVED

- 1mt inland capacity expansion
- Jupiter factory to be recommissioned

Expansion plans on track

Barloworld
Leading brands

37


COATINGS
• Strong demand in all sectors in southern Africa
Margin
Southern Africa
18 3%
Australia and Asia
-3 1%
50
0
50
100
150
200
250
300
350
FY 05
FY 04
Exploring structural solutions in Australia
* Including fair value adjustment
Barloworld
Leading brands

NOTES

38


SCIENTIFIC
• Strategic review completed and being implemented
Margin
Europe
2 4%
North America
-1 6%
Asia
3 0%
-10
0
10
20
30
40
50
FY 05
FY 04
R29m restructuring costs in 2005
* Including fair value adjustment
Barloworld
Leading brands

39



STEEL TUBE
A good year in carbon steel business
Profits affected by losses in stainless division
Margin
2.9%
Southern Africa
0
10
20
30
40
50
60
FY 05
FY 04
A market facing structure implemented
* Including fair value adjustment
Barloworld
Leading brands

NOTES

40



Barloworld
Leading brands
Outlook

41



OUR BUSINESS PHILOSOPHY: Value Based Management (VBM)
Shareholders
Customers
Principals and Suppliers
Employees
Creating value for all stakeholders
Barloworld
Leading brands

NOTES

42



STRATEGIC FOCUS UNCHANGED
2x4x4
Improving the performance of our businesses
Organic expansion into new geographies and complementary products and services
Incremental acquisitions and disposals
Value Based Management
Customers
Shareholders
Employees
Community
Well on track to achieve 2x4x4 goal
Barloworld
Leading brands

43


VBM STRATEGY HAS DELIVERED IMPROVED PERFORMANCE
1 000
800
600
400
200
0
FY 01
FY 02
FY 03
FY 04
FY 05
10
8
6
4
2
0
FY 01
FY 02
FY 03
FY 04
FY 05
6-year compound HEPS growth of 20%
Barloworld
Leading brands

NOTES

44


SUSTAINED INCREASE IN SHAREHOLDER VALUE
140
120
100
80
60
40
20
0
FY 01
FY 02
FY 03
FY 04
FY 05
500
400
300
200
100
0
FY 01
FY 02
FY 03
FY 04
FY 05
2005 dividend up 20% to 455 cents per share
Barloworld
Leading brands

45


OUTLOOK FOR 2006
Southern Africa
All operations well positioned for strong GDP growth and growing infrastructure spend
International
Industrial distribution
• Truck Center will improve further
• Good growth in US Handling
• Marked improvement in Europe
Equipment Iberia
• Maintain high plateau
Car rental Scandinavia
• Benefits from integrating Denmark
Scientific
• Improved contribution post restructuring
Coatings Australia
• Further restructuring
Barloworld
Leading brands

NOTES

46

OUTLOOK: EXCELLENT

"In the year ahead we plan to capitalise
on the continuing strength of the South African economy
and to generate improved results
from our international operations.

We will continue to focus on further improving our returns
and growing profits throughout the businesses."

Barloworld
Leading brands


Barloworld
Leading brands

NOTES

Addresses

REGISTERED OFFICE AND BUSINESS ADDRESS

Barloworld Limited
180 Katherine Street
PO Box 782248
Sandton, 2146
South Africa

Phone: +27 11 445 1000
E mail: invest@barloworld.com

United Kingdom registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA, England
Phone: +44 190 350 2541

TRANSFER SECRETARIES

Ultra Registrars (Pty) Limited
Physical address:
5th Floor
11 Diagonal Street
Johannesburg, 2000
South Africa

Postal address:
PO Box 4844
Johannesburg, 2000
South Africa

Phone: +27 11 834 2266
E mail: info@ultrareg.co.za

GRAPHICOR 32476


Leading brands


Leading brands

Barloworld Limited
Annual Report
2005

EQUATIONS DO TWO THINGS . . .


VALUE
A
B


2 × 4 × 4
STAKEHOLDERS
YEARS


Results up





THIS CD CONTAINS:

This annual report and the 2004 and 2003 reports

A powerpoint presentation of our 2005 results with audio track

Links to related websites

A copy of the 16 November 2005 results announcement

A spreadsheet of the 2005 financials

A consent form to receive electronic delivery of shareholders' materials

CONTENTS

1	Introduction to Barloworld
6	Chairman's review
10	CEO's statement
16	Corporate governance
18	Board of directors
32	Sustainability report
32	○ Non-financial auditors' report
36	○ Value added statement
38	○ Black Economic Empowerment
62	Review of operations
62	○ Equipment
68	○ Industrial Distribution
72	○ Motor
77	○ Cement and Lime
80	○ Coatings
85	○ Scientific
88	○ Steel Tube
90	○ Corporate and other
92	Index to financial statements
92	Directors' statement
93	Auditors' report
93	Certificate by secretary
94	Finance director's review
100	Accounting policies
110	Definitions of financial terms
114	Group seven-year summary
122	Dollar, sterling and euro summaries
124	Group balance sheets
125	Group income statements
126	Group cash flow statements
128	Group statement of changes in equity
130	Notes to the group financial statements
189	Company financial statements
200	Annual general meeting notice
203	GRI index
205	Proxy form
IBC	Shareholders' diary
IBC	Currency conversion guide
IBC	Corporate information

The inside pages of this report are printed on chlorine free paper manufactured in EMAS certified mills from pulp derived from environmentally certified forests.



This annual report sets out to report comprehensively on the economic, environmental and social performance – the "triple bottom line" – of Barloworld Limited.

It has been prepared using the guidelines for sustainability reporting developed by the Global Reporting Initiative (GRI).

2.11, 2.13, 2.15

The report covers the activities of the Barloworld group, including all subsidiaries and partially owned entities for the financial year ended 30 September 2005. Partially owned entities are treated as an integral part of Barloworld for reporting purposes. In the financial reports, associates and joint ventures are equity accounted.

The business principles and practices described can be verified by reference to board minutes and established standards and policies (both written and unwritten). The report discusses the implementation of these principles and practices including the financial and non-financial measurement mechanisms used by the company to assess its performance.

Our internal confidence level on the accuracy of the information presented is high. Barloworld has strong administration systems and the management systems that yield the financial data reflected in the report are well established.

Some elements of the report have been externally verified by independent auditors. Independent auditors report on financial data presented in terms of International Financial Reporting Standards (see page 93). In addition, some non-financial data has been reviewed (see page 32).

2.16, 2.18, 2.19

There have been no significant restatements in this report compared with the 2004 report except as set out in note 30 on page 166. Accounting policies and definitions are set out on pages 100 to 113. There have been no significant changes to the measurement methods used in the report.

2.13

This report does not seek to provide comprehensive information on the entire supply chains of the industries in which we operate.

2.12, 2.14

The previous report was published in December 2004. There have been no significant changes in the operations of the company since that date.

2.17

A full GRI index is included on page 203. All aspects of the guidelines have been addressed in the report unless indicated. The superscripted numbers and letters in red throughout the report link to the GRI index.

2.10, 2.22

For background or additional information amplifying the company's activities which are covered in this report, contact:

Rowan Goeller, head of investor relations
Barloworld Limited,
180 Katherine Street, Sandton, 2146
Tel: +27 11 445 1300
email: rowang@barloworld.com

PHOTOGRAPHY

The front and back cover photographs feature Godfried Heydenryck who is the 2005 winner of the Barloworld CEO's Award. The other eight finalists in 2005 are also featured in the report.

1. Equations
DESCRIBE

Describe: To state the precise meaning of



OUR BUSINESS PHILOSOPHY

Our purpose is to sustainably create value simultaneously for all our stakeholders – our shareholders, our customers, our employees, our principals and suppliers and the communities in which we operate (both people and the natural environment). We do this through our business philosophy of Value Based Management.


Bristol
布里斯多涂料专卖店
PLASCON
MaK

WE ARE A DIVERSIFIED INDUSTRIAL COMPANY

Throughout our 103 year history we have continually evolved to meet the needs of the times. Today we offer market-leading products, services and business solutions to our customers through dedicated teams of industry specialists in equipment (Caterpillar machines and engines), industrial distribution (Hyster lift trucks and Freightliner trucks), motor (auto retail and car rental), cement and lime (PPC), coatings, scientific, steel tube and logistics. They are backed by a powerful corporate office which is the custodian of the Barloworld way of doing business.



[illegible] Quarry [illegible] Mike [illegible] company for 24 years [illegible] He [illegible] commitment [illegible] communities [illegible] His [illegible] ability [illegible] the business [illegible] process [illegible] the fact that he [illegible] started his career as [illegible] [illegible] His successes include saving [illegible] R2[illegible]0 000 for his rehabilitation work at the New Brighton quarry, first place for Excellence in Mining [illegible] (EMEM) by the Department of Minerals and Energy (DME) for his work at Grassridge Quarry [illegible] jobs for six local community members [illegible] the retrenchment process for 83 people [illegible] closure of the Loerie quarry, 2000 safety [illegible] 2004 quarry employee of the year, Port [illegible] achiever of the year 2005, being elected as [illegible] of the Port Elizabeth Community [illegible] Adult Basic Education and Training [illegible] 2.

2. Equations PREDICT

Predict: To state, tell about, or make known in advance, especially on the basis of special knowledge



[illegible] Senior tax consultant *Barloworld Corporate Office*

[illegible] played a [illegible] role in a Black Economic Empowerment transaction between Barloworld and Lethema Holdings, advising the Logistics division on the tax implications of the deal and ensuring tax efficiency for both Barloworld Logistics and their new BEE partner. [illegible] is a high achiever who has been nominated for corporate office employee of the year in every one of the past three years.

OUR MEDIUM-TERM GOAL


2 × 4 × 4
VALUE
STAKEHOLDERS
YEARS

We are on track to achieve our medium-term goal to double the value we create for all our stakeholders in four years (2002 – 2006).



Chairman's REVIEW

WARREN CLEWLOW

Barloworld Limited has again produced good results in the diverse world markets in which we operate.

[illegible] OMSG CA(SA), DEcon (hc)

Warren (69) joined the group in 1963 and rose to the position of CEO by 1983. He became deputy chairman and CEO in 1985 and chairman in 1991. He retired as an executive in 1999. His numerous contributions to civil society include past chairman of the State President Economic Advisory Council (1985). He is currently deputy chairman, Old Mutual Life Assurance Company (South Africa) Limited; director, Old Mutual Life Holdings; director, Old Mutual Plc; chairman, Nedbank Group; director, Sasol Limited; director, Rustenburg Wines (Pty) Limited; chairman, Carl and Emily Fuchs Foundation and Honorary Treasurer, African Children's Feeding Scheme. He is also a trustee of Project South African Trust, the Nelson Mandela Children's Fund, the Colleges of Medicine Foundation and Business South Africa. He is a Fellow of the Duke of Edinburgh's Award World Fellowship and chairman of both the President's Award for Youth Empowerment Trust and the Duke of Edinburgh's South African Foundation.

The results, in South African rands, prepared in terms of International Financial Reporting Standards show:

- Revenue increasing by 7% from R36 672 million to R39 401 million.
- Operating profit before goodwill amortisation increasing by 17% from R2 979 million to R3 480 million.
- Net profit attributable to Barloworld shareholders increasing by 23% from R1 509 million to R1 861 million.
- Headline earnings per share increasing 5% to 894 cents.

At the headline earnings per share level the strong net profit gain reduces to 5% above last year's level having taken into account the non-trading gains and goodwill amortisation of last year which were not repeated, the increased STC payable due to the PPC special dividend and the increased

Financial performance highlights

for the year ended 30 September	2005 Rand	2004 Rand	% change	2005 US$	2004 US$	% change
Revenue (million)	**39 401**	36 672	7	**6 149**	5 552	11
Operating profit before goodwill amortisation (million)	**3 480**	2 979	17	**543**	451	20
Cash flow from operations (million)	**3 576**	3 153	13	**558**	477	17
Headline earnings per share (cents)	**894**	853	5	**139**	129	8
Ordinary dividends per share (cents)	**455**	380	20	**71**	58	22
Net asset value per share (cents)	**5 904**	5 550	6	**929**	857	8
Total assets (million)	**28 605**	27 843		**4 499**	4 300	
Cash flow return on investment (CFROI®) (%)	**10.3**	8.9				

shares in issue. The cash flow from operations was a strong R3 576 million. The group's balance sheet remains sound and all the key ratios are conservatively within the targets set. The board announced a final dividend of 325 cents making the total for the year of 455 cents – an increase of 20% over last year.

The South African economy has performed well under the guidance of experienced and disciplined fiscal management.

Lower inflation and interest rates and strong increases in personal incomes have seen sustained strong growth in consumer spending, while the key inflation and interest rate target ranges have been met and the rand has been more or less steady at its present levels. A key indicator of South Africa's financial health is that the fiscal deficit is estimated to have narrowed to record low levels of around 1% of GDP, having remained below 2.5% over the past seven years. Improved tax collection efficiency, burgeoning domestic spending and lower interest service costs have given National Treasury more resources to meet necessary infrastructural and social spending needs. There is now scope to accelerate some of these programmes, but the real boost to investment and therefore economic growth could be provided through taxation relief. Gross fixed capital formation has improved and is now above 17% of GDP. However, this still falls well short of the government's growth strategy target of 25%. The need to make South Africa an increasingly attractive destination for foreign and local investors must be one of the key pillars of the country's quest to achieve 6% growth and to halve unemployment over the next decade.

The key risks to benign economic conditions domestically are potentially negative global developments.

The sharp and sustained rise in the oil price has so far had little effect on inflation and economic growth internationally, but the dangers of a negative response are rising. Central banks are removing accommodative monetary policies and high energy bills are reducing consumers' purchasing power. Much will depend on whether the situation deteriorates further and whether the policy response overcompensates.

Thus whilst the macro economy and its prospects are in a positive territory there are, in my humble opinion, two serious issues which we as South Africans need to resolve.

Firstly, the Zimbabwean situation – a monumental tragedy right on our doorstep and an albatross around the neck of an African renaissance – remains unresolved and is steadily deteriorating despite all efforts to date. The only means for a solution is for South Africa to lead from the front. Our role and responsibility is not just to promote discussion. Our aim must be to achieve meaningful and sustainable change.

The second issue of concern is the efficacy of government spending, a concern shared by many of those in high levels of government. This extends to the provision of infrastructure to enable business to perform its task of wealth creation as well as to the provision of basic services such as water, transport, power, roads, housing, refuse removal, and health services. Many local authorities have sufficient funds to perform these basic functions but are ill-equipped in terms of basic management and project management skills. By solving these problems at the micro level the bigger issues of 6% growth and transformation would be more achievable and would be addressed less painlessly.

If South Africa makes serious inroads into solving just these two issues many other challenges will become much easier to resolve.

With this strong economic tailwind our southern African investments have performed well.

The cement and lime, coatings and the enlarged motor divisions all produced excellent results. Cement demand growth in particular illustrates the recovery in the economy of the region, and PPC has responded well to the challenge of increasing capacity to cater for the rising demand. The equipment division maintained its high level of activity, benefiting from the growing scale of infrastructural development which is taking place countrywide. Revenue growth was, however, impacted by a stronger exchange rate and the longer lead times for orders from Caterpillar. The extended delivery times for larger machines will be a challenge in the year ahead, but I am confident that our strong relationship with Caterpillar and close communication with our customers will ensure consistent supply. The logistics business, whilst still small, is expanding and the steel tube division was steady.

In Spain, the equipment division had strong input from the power systems business as well as being buoyed by strong infrastructural expenditure in the country, where one sees a forest of cranes on every horizon. The equipment business in Siberia continues to grow and the sales from our joint venture with our American Caterpillar dealer partner, Wagner, is now on track to achieve revenues of US$100 million in 2006.

The USA and UK economies have drifted sideways and the performance of the industrial distribution and scientific divisions were, with the exception of the US handling business, lack lustre but in line with the conditions experienced in their industries.

After taking relevant factors into account, including the economic prospects of the industries and countries where we operate, existing forward order books, market share prospects, competitive activities and our operating and management skills, I believe we can look ahead to further positive growth in the year that lies ahead.

I would like to share some of the plans which we have for the future.

The equipment division will be kept busy with the infrastructural and mining development in South Africa, and in the neighbouring southern African countries. In Spain and Portugal there is a large order book to deliver and we will be taking a more aggressive stance to recover market share in some categories of machines. Siberia is a difficult but exciting area to operate in and has the potential for great growth in the future. Our Caterpillar principal continues to provide excellent and innovative products and we are part of a world-class dealer support that is the envy of many of the industries in which we operate.

PPC has announced major cement expansion plans to extend the existing Dwaalboom plant to cater for the expected growth in cement demand. This demand will create the opportunity for further expansion in future years.

Coatings performed well in South Africa, but the Australian venture lacks critical mass. Ways and means of addressing this problem positively are being evaluated, and an expansion into China is under way.

The Avis acquisition has now been successfully absorbed into the motor division and a newcomer to this will be the recent acquisition of Avis and Budget in Denmark. The motor division lacks scale in Australia and an expanded presence will be pursued when the right opportunity comes about.

The scientific division will benefit from improved customer service resulting from the restructuring undertaken during the past year.

Activities within the industrial distribution division will be internally focused with a view to operating efficiencies, margin improvement and increasing the return on investment.

There are some interests which no longer fit the future group profile and these will be disposed of or prepared for disposal when appropriate.

A key pillar of the Barloworld Black Economic Empowerment strategy continues with the process already under way of continuously improving the quality of life of all our employees and that of their families and dependants. This is being done by skills upgrading, opportunities for career advancement and greater all round job satisfaction. We are seeing the benefits given to people of hitherto untapped talent. Together with our company wide focus on creating a positive and stimulating climate for all our employees, proof of the progress being made is the recent award earned by PPC as the best company to work for in South Africa, with many other Barloworld divisions also

2.5

WE SELL OUR PRODUCTS AND SERVICES IN OVER 100 COUNTRIES AND WE HAVE OPERATIONS IN 31 COUNTRIES:

Andorra, Angola, Australia, Belgium, Botswana, Canada, Cape Verde, China, Dubai, Denmark, France, Germany, Italy, Japan, Lesotho, Malawi, Mozambique, Namibia, Netherlands, Norway, Portugal, Russia, Singapore, South Africa, Spain, Swaziland, Sweden, USA, United Kingdom, Zambia, Zimbabwe


Operating profit and cash flow (R million)
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
99
00
01
02
03
04
05
Operating profit
Cash flow from operations


Per share analysis (cents)
900
800
700
600
500
400
300
200
100
99
00
01
02
03
04
05
Headline earnings
Dividends (excluding 2002 special centenary dividend)

adjudged in the top quarter of this survey. This is a notable achievement and my congratulations go to the management and staff for this success. While this award is not specifically aimed at BEE employees, I do believe that the climate fostered by our South African companies in uplifting the lives of all employees already goes a long way in meeting the new Codes of Good Practice for Broad-based Black Economic Empowerment.

Genuine BEE shareholding transactions have been done at divisional levels and to date all of these are proving to be successful. We have set targets for a five-year period and the 2006 targets will be another step on that journey.

Professor Louise Tager has reached the mandatory retiring age and will not be seeking re-election at the forthcoming annual general meeting. Louise has served our board with her wisdom and clear insight for 13 years and we wish her well in her retirement. We will miss this lovely lady.

Mr Selby Baqwa and Mr Martin Laubscher joined the board earlier this year, bringing to us their special skills.

To give the board better balance – notwithstanding its size – and to take into account future succession planning, black women and an additional international director will be considered for board appointments.

As a South African domiciled company, the corporate office, which provides leadership for the group, is based in Sandton, South Africa. It is from this proven base that we have expanded our international interests and effectively directed the various businesses we operate in the global market. We have not followed, nor do we intend to follow, the steps taken by a number of previously South African companies, some perhaps with good reason, to move our corporate headquarters offshore.

As proof of our success, three years ago we set a target of doubling shareholder value by 2006. This has already almost been achieved, and we are now setting ambitious stretch targets of doubling shareholder value again before the FIFA World Cup of soccer comes to South Africa in 2010.

The group is led by the chief executive, Mr Tony Phillips, ably backed by experienced executives and staff worldwide. The non-executive directors with their local South African and international experience, add to the effectiveness of the group's strategy, operations and governance.

I am privileged to lead a board and executive who work well together and trust one another. I thank them all and the staff worldwide for their support and dedication in working towards the achievement of all our goals.

WAM Clewlow
Chairman

CEO's STATEMENT

TONY PHILLIPS

AJ Phillips *BSc (Eng)*

Tony (59) joined Barloworld in 1968 and has spent most of his career in the capital equipment business, initially in South Africa and then in Spain. He made his mark when between 1992 and 1995, he led the turnaround to profit of the then listed Spanish subsidiary, Finanzauto SA. He became CEO on 1 October 1998. He is a trustee of the Bright Kid Foundation (Edutainers) and Business Against Crime. Tony is on the board of governors of Michaelhouse in Balgowan, KwaZulu-Natal, the Faculty of Engineering and the Built Environment Advisory Board of the University of Witwatersrand, is a director of NOAH (Nurturing Orphans of AIDS for Humanity), and the World Wide Fund for Nature (South Africa).


PPC
CEMENT

SUSTAINABLE VALUE CREATION THROUGH A CONSISTENT PURPOSEFUL APPROACH [1.1, 1.2]

Value Based Management (VBM), which we adopted as a business philosophy in 1999, is at the heart of how we do business. Through it, we seek to create value for all our stakeholders simultaneously.



Shareholders
Customers
Principals & suppliers
Employees
Community
Social & environment

Barloworld's direct stakeholder groups are represented by the four points of a pyramid (see above). At its apex are our shareholders. At its base are our customers, our employees and our principals and suppliers. The pyramid is founded on the social and physical environment in which we operate.

VBM is fundamentally different because it requires that we move beyond the traditional approach of trade-offs of profits versus environmental issues or customers versus suppliers, and search for solutions which add value for all.

CREATING VALUE FOR SHAREHOLDERS

The value of the company has increased nearly fourfold in six years

When we adopted the VBM framework in 1999 we set an internal target to double the value of the company in the three years to September 2002. Having achieved that goal we published a new medium-term objective of "2x4x4" – doubling the value of the company for all our stakeholders in the four years to September 2006. I am pleased to report we have almost achieved the 2x4x4 goal a year earlier than planned. By June 2006 we will be setting a new objective and I look forward to being able to report on it in our 2006 annual report.

CFROI® and CVA

In VBM we use two key metrics to measure our financial performance. The first is Cash Flow Return on Investment (CFROI®). CFROI® measures the cash flow return on inflation adjusted assets (refer to page 110 for a fuller definition). We create sustainable value by growing assets that are producing returns in excess of our real cost of capital. For management purposes we have set a hurdle of achieving an 8% real CFROI® on average through the economic cycle for every part of our business. We use this hurdle rate not only to assess the performance of our existing business but also for capital expenditure projects and acquisitions. Our actual market-derived cost of capital, as calculated by CSFB Holt (a division of Credit Suisse First Boston), has been declining and is currently somewhat below our internal hurdle rate, at around 6.7%. This is because of reduced interest rates and a lower South African country risk premium.

The second metric is cash value added (CVA). The key to creating value is to achieve a positive cash value added each year.

The CFROI®/CVA methodology provides us with an internal measurement that, based on empirical evidence of the extensive CSFB Holt database, correlates most closely with total shareholder return (TSR). TSR is the sum of share price appreciation and dividends.

Our managers create value by following three critical guidelines:

1. Improve CFROI®;
2. Grow assets in businesses which are producing returns above the 8% real hurdle rate; and
3. Shrink assets in businesses which are producing returns below the 8% real hurdle rate.

We grow our assets both organically and through acquisitions. Our preferred approach to address underperforming businesses is through operational restructuring and improvement. We also sell businesses that are not capable of generating acceptable returns on a sustained basis.

We continue to grow our assets and increase our returns

We reached our 8% real CFROI® hurdle rate in 2001, two years after introducing VBM. Since then, we have steadily improved our returns and 2005 was no exception. Our CFROI® now stands at 10.3%. We have also grown our assets this year and produced a positive CVA.

CFROI® 1999 to 2005 (%)



12
10
8
6
4
2
99
00
01
02
03
04
05

CREATING VALUE FOR EMPLOYEES

The essence of VBM is aligning the organisation to create value through new ways of thinking and new ways of acting.

The alignment and engagement of our 25 000 people with the objectives of the company is one of the core aspects necessary for the success of VBM. We accordingly place great emphasis on the development of our people and the creation of a stimulating, challenging and enjoyable work environment.

The fact that we operate in so many countries and in different industries makes aligning the interests of employees to a common cause particularly challenging. We address this issue through our employee value creation (EVC) framework. More details on this can be found on page 43.

VBM depends on our world-class people making extraordinary contributions. To assist us in this area we have various processes and systems operating throughout the company. Some examples are:

- **The intellectual capital review (ICR)**
  The top 200 people in Barloworld are identified and nurtured as a vital asset of the company. This pool of talent is used to fill senior positions. Over the past two years we have instituted an ICR which assists us to effectively identify and manage senior leaders. The ICR also provides information for succession planning and transferability. It enhances our knowledge about the performance and potential of key people, depth of the organisations management talent, and strengths and weaknesses of the leadership pipeline. We continue to be proud of the fact that our people tend to have long and varied careers at Barloworld.

- **Leadership development**
  A key development tool for our senior and emerging leaders is the leadership programmes we run through Pretoria University's Gordon Institute of Business Science. In five years, 252 people have been through the leadership development programme and 74 through the executive development programme. Apart from exposure to the latest in business school theory and practical application, its programmes provide a forum for our middle and senior management from all divisions to meet and cross-pollinate ideas.

- **Individual perception monitor (IPM)**
  Over the last two years we have also developed an individual perception monitor (IPM). All employees are asked to provide feedback on how they really feel about the organisation. Each business unit reviews its own data down to the level required and then develops action plans to improve performance. The IPM is conducted annually and this was the first year that the majority of our business units participated.

- **Student bursaries**
  We have also continued with our bursary programme for university students in South Africa to ensure that we identify, educate and employ the best young candidates. 36 bursaries were awarded during 2005.

- **We are a preferred employer**
  The results of our efforts to create value for our employees are illustrated in our strong performance in the Deloitte "Best Company to Work For" survey in South Africa. This survey measures many aspects of the work contract and experience, and gives us an opportunity to gain independent verification and acknowledgement for the work we are doing. PPC, our cement and lime business, came first overall, and another six of our business units appeared in the top 40. PPC also ranked first in the manufacturing, engineering and production category for the third consecutive year while Barloworld Logistics ranked first in the logistics, shipping and transportation category.

- **The CEO's awards programme**
  In this report, as in our last two years, we have highlighted the contribution of the finalists in our annual CEO's awards programme. They are drawn from each of our divisions and selected on the basis of exceptional contributions above and beyond the call of duty. This year we have incorporated them into the introduction to the report. The overall winner of the 2005 CEO's award was Godfried Heydenrych from our equipment business, and he features on the front cover.

EXTERNAL BODIES RATE OUR SUSTAINABILITY PERFORMANCE

Barloworld is a member of the JSE Socially Responsible Investment (SRI) Index. We have also been a member of the Dow Jones Sustainability Index (DJSI). While we have maintained our overall rating, due to a restructuring of the index into more competitive industry groups with a limited constituency, we are now placed just one position out of the DJSI Industrial Diversified index. This has strengthened our resolve to further improve our performance and to get back onto the new classification of the DJSI indices, in which we compete against global companies such as 3M, GE, Toshiba and ITT Industries. Barloworld was also rated excellent in the Ernst & Young excellence in sustainability reporting survey.

.OWORLD WAY INVOLVES GLOBAL STANDARDS WITH LOCAL ACCOUNTABILITY AND EXECUTION

the diversity of our product and service offerings we have a clear and consistent approach to doing business. It has a number of elements which are managed in an integral way across the company. They include strategy, human resources, governance, risk, IT and finance. The underlying principle is a combination of adherence to global standards while ensuring that local managers are held accountable for the performance of the components of the company that they manage.

CREATING VALUE FOR CUSTOMERS

Market leadership

An important dimension of our approach is to seek market leadership wherever we operate, as this has proved to be one of the key indicators of sustainable value creation. We are currently in market leadership positions in most of our businesses.

Measuring customer satisfaction

Customer satisfaction ensures sustained long-term profitability and all of our business units perform regular customer surveys, often using independent agencies. Over our long history we have built a reputation for consistency and trustworthiness which forms the basis of our long standing relationships with our customers.

Quantitative evidence of this can be seen in the annual Markinor customer surveys in both our equipment and industrial distribution divisions. A large percentage of the customer base had been surveyed and a consistent improving trend has been achieved.

Smart Partnerships

Smart Partnerships continue to be a common customer offering in many parts of the company. These involve providing solutions rather than just products, helping us to reduce operational risk and to lower costs while gaining a larger market share from customers. It has proved to be a win-win situation and we are developing new Smart Partnerships in many areas.

In our equipment business, our Smart Partnerships with the world's leading mining companies take the form of maintenance and repair contracts (MARCs). The attractiveness of MARC offerings to our mining customers combined with our proven ability to support customers in remote and harsh environments continue to create significant opportunities for us to win new contracts. In the past year we have also shown that we can offer customers viable alternatives to purchasing new equipment. In a first for the southern African mining industry, Barloworld Equipment completed Cat Certified Rebuilds of several Caterpillar 777B rigid body off-highway trucks for Samancor Manganese's Mamatwan mine in the Northern Cape.

The Smart Partnership approach is also exemplified by the long-term engagements which Barloworld Logistics establishes with its key clients. Toyota SA named us Supplier of the Year for 2005 as a consequence of our work in their distribution centre in Johannesburg.

Leveraging technology

Most of our businesses have strong information technology platforms founded on world-class ERP platforms and we continually seek out ways to make them create additional value. This year for example, we have introduced a hand-held computer system in our UK handling business. It allows field technicians to order parts, invoice clients and link in to the handling computer system from anywhere in the field. This reduces multiple call-outs for customers and equipment down-time, and helps improve customer efficiencies. Early feedback shows positive customer response.

Consolidation of distribution infrastructure

In March 2005 we opened a new distribution centre at our scientific facility in Stone, UK. This enabled the closure of three UK satellite warehouses and provides opportunities for cost reduction and improved levels of customer service. A new service centre is being established to improve the order fulfilment cycle.

Industry and customer accolades

We are regularly recognised by impartial judges for excellence in creating customer value and 2005 was no exception.

- Avis was voted the best car rental company in South Africa, Norway and Sweden and further details of these awards can be seen in the case study on page 42.

- Our NMI-DSM BEE joint venture in KwaZulu-Natal, won three awards in the DaimlerChrysler Brand Centre awards, including the Dealer of the Year for Mitsubishi Motors, Chrysler Jeep and Mercedes-Benz and the Chairman's Award for Mercedes-Benz.

- Our Subaru business in South Africa achieved the Top Importer position in the annual NADA "Dealer Satisfaction Index".

- In Australia, Barloworld Holden and Ferntree Gully Holden received the annual Grand Master Award from Holden.

STRONG FINANCIAL CONTROLS AND TRANSPARENCY FOR OUR STAKEHOLDERS REMAINS CENTRAL

We have always believed that good governance is a vital attribute of a public company. Our goal of leadership in this area means that we continue to adopt new International Financial Reporting Standards early and that we use the Global Reporting Initiative (GRI) framework.

CREATING VALUE FOR OUR PRINCIPALS AND SUPPLIERS

Barloworld has built long standing relationships with some of the world's leading companies. We have been a Caterpillar dealer since 1927, and represent them in 16 countries. The ability of our dealer network to support Caterpillar equipment with first-class service has provided Barloworld with opportunities to expand our dealer territory. Our expansion into Siberia offers long-term growth potential in one of the few unexplored regions in the world and we look forward to developing this territory. An update on the performance of the Siberian business can be found on page 66.

Our relationship with the NACCO Materials Handling Group and their Hyster brand of lift trucks extends back to 1929, and we are the largest independent Hyster dealer in the world.

The acquisition of 100% of Avis Southern Africa in 2004 has strengthened our relationship with our principal, Avis Europe Plc, and allowed us to recently expand our Scandinavian footprint to Denmark.

Our long standing relationships with the major motor manufacturers continues to grow and we have been recently awarded three Renault dealerships in South Africa and two VW dealerships in Australia.

CREATING VALUE FOR THE COMMUNITIES IN WHICH WE OPERATE

We take our involvement in the communities in which we operate extremely seriously and an analysis of our environmental and social performance with specific case studies can be seen in the sustainability section of this report (pages 32 – 60).

Reducing our environmental impact

I am particularly pleased with the progress we are making in monitoring and reducing our impact on the environment through the growth in the number of our sites that are either ISO 14001 compliant or operate to an internal system designed to produce similar results.

Corporate social investment (CSI) is integral to our drive for sustainability

CSI is an investment in the future – one of several mechanisms we use to strengthen society and contribute to a sustainable natural environment. We aim to invest 1% of our after tax profits in CSI each year.

Our long-term CSI is focused on southern Africa and involves improving the quality of education systems, developing responsible leadership, job creation, protecting the environment and biodiversity, the fight against Aids and its impacts on society, welfare, strengthening policing and the criminal justice system, support for the arts, cultural diversity and public policy monitoring and advocacy. More details on our CSI programme can be found on page 51.

Black Economic Empowerment in South Africa

In our report last year we published our black economic empowerment (BEE) policy. Its implementation is complicated, especially as the BEE playing field continues to evolve and we gain new insights into what constitutes both best practice and minimum requirements. With regard to the latter, the Department of Trade and Industry's Broad-based Black Economic Empowerment Codes of Good Practice were published early in November 2005.

As a result, we have not done a quantitative assessment of our performance for 2005. We have, however, been extremely active, notably completing the empowerment of our logistics business with a transaction that has already been recognised as a benchmark in the industry. It is consistent with our belief that real BEE takes place only when effective transactions that are sustainable are concluded. This means genuine value-adding partnerships and alliances where BEE partners are involved in executive management.

I am also pleased to report that our spending on procurement from BEE compliant suppliers throughout the company has increased from R240 million in 2004 to over R500 million this year.

Our BEE policy and a report on our performance can be found on page 38.

IMPROVING THE MEASUREMENT AND REPORTING OF OUR NON-FINANCIAL PERFORMANCE

For the first time Barloworld has engaged the services of a third-party assurance provider to perform a limited assurance exercise on selected key indicators of our non-financial performance. Our intention is to incrementally increase the scope, as well as the level of assurance, in order to enable further reliance on information for managing the business and for use by our external stakeholders. The report of the independent non-financial assurers is on page 32.

GROWING BARLOWORLD

I am often asked if our VBM approach has delivered most of the value that it can – I do not believe this to be the case.

VBM is a continuous journey of seeking consistent and sustainable improvement in the way we do business, creating a company that is durable throughout the business cycle and we have much more work to do.

Measurement of CFROI® will remain integral to improving our performance

Adherence to the CSFB Holt method of measuring performance through CFROI® and the incremental cash value added (CVA) that it generates instils a clear focus and purpose for our managers at all levels. All transactions and decisions that we make will continue to be stringently measured to ensure that shareholder returns will be enhanced.

Our strategy for value creation will continue to be focused on the three legs of improving returns, expanding organically and acquiring incrementally

This strategy has been in place for five years and it involves:

1. Continually improving the performance of our existing businesses so that they can exceed our 8% real cash flow return on investment hurdle rate on average through the cycle.
2. Organic expansion into new geographic areas and the addition of complementary products and services.
3. Incremental acquisitions in our areas of competence and disposals of businesses which do not fit our long-term goal of building value.

In the 2006 report I expect to be able to report further progress in all three aspects of this strategy.

The outlook for 2006 is positive

As Warren Clewlow comments in his chairman's report, South Africa appears set on a course of strong economic growth backed by increasing business confidence, sound fiscal policies and a willingness of national government to increase public spending on housing and civil projects. Our South African businesses are well positioned to take advantage of the organic growth opportunities that should present themselves under this positive growth scenario.

Confidence and investment is returning to some of the other southern African countries in which we operate. They include the benefits flowing from oil and diamond exploration and production in Angola and copper mining in Zambia. Our ability to provide excellent customer service under challenging conditions should help us secure a significant part of the growth opportunities in the region.

We expect our businesses outside Africa to make improved contributions, especially with an anticipated turnaround in the fortunes of our industrial distribution and scientific businesses. We have devoted significant management time to restructuring these divisions over the past year. Our Iberian equipment business is operating in a mature construction environment, but we continue to look for new sources of revenue through energy projects, a focus on marine engines and our investment in the Energyst power and temperature control systems.

Overall we look forward to a strong year in a growing South African economy, continued growth elsewhere in southern African markets, steady performance from our Iberian operations and a substantial improvement in our other offshore businesses.



AJ Phillips

Chief executive officer


Geographical analysis (%)
100
80
60
40
20
2005 2004
Revenue
2005 2004
Segment result
2005 2004
Net operating assets
Southern Africa
Europe
North America
Australia and Asia


Segmental analysis (%)
100
80
60
40
20
2005 2004
Revenue
2005 2004
Segment result
2005 2004
Net operating assets
Equipment
Industrial Distribution
Motor
Cement & Lime
Coatings
Scientific
Steel Tube
Corporate and other



Corporate GOVERNANCE

COMPANY SECRETARY SIBANI MNGOMEZULU
photographed outside JSE "Bull and Bear" statue

The management of Barloworld has conducted its business with the highest degree of ethics and probity since the company was founded in 1902.

GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS [3.1]

The company's corporate governance system is designed to ensure that it achieves its objectives in creating value for all our stakeholders.

Barloworld is incorporated in South Africa under the provisions of the Companies Act, 1973, as amended (Companies Act). It is listed on the JSE Limited, and complies with the Code of Corporate Practices and Conduct contained in the King Report on Corporate Governance in South Africa published in March 2002. We continue to comply with the spirit and form of the continuing obligations of the JSE Listings Requirements.

The company has a secondary listing on the London Stock Exchange and accordingly, we have reviewed the Combined Code of Principles of Good Governance and Code of Best Practice adopted by that exchange. Where the relevant provision of the combined code is an indicator of best practice, the company has taken note of the recommendations.

Barloworld is not registered with the Securities and Exchange Commission in the United States and has unsponsored American Depository Receipts. Accordingly, the Sarbanes-Oxley Act of 2002 does not apply to it. The principles of that Act have however been considered in formulating our corporate and risk management practices.

Barloworld's governance framework


Shareholders
Board
Chief executive
and
executive
management

The board of directors (the board) places strong emphasis on achieving the highest level of financial management, accounting and reporting.

The financial statements are prepared in accordance with International Financial Reporting Standards. In terms of non-financial aspects, the company has adopted the Global Reporting Initiative's (GRI) sustainability reporting guidelines on economic, environmental and social performance.

Our corporate governance systems are continually evolving to meet the needs and expectations of stakeholders

In the past year we have:

- Established the risk and sustainability committee as a direct committee of the board;
- Appointed another independent non-executive director; and
- Added another independent non-executive director to the nomination committee.

Award winning reporting

Our 2004 annual report was ranked overall winner in the SA Annual Reports Awards sponsored by the JSE Limited and the SA Institute of Secretaries and Administrators, joint winner of the Investor Relations Magazine South African Awards and was placed third in the 2005 South African Ernst & Young "Excellence in Corporate Reporting" survey for the Top 100 companies.

THE BOARD

The general powers of the directors of Barloworld Limited are conferred in the company's articles of association. They have further unspecified powers and authority in respect of matters which may be exercised or done by the company but which are not expressly reserved to the members of the company in a general meeting.

The board charter [3.6]

In accordance with a formal charter, the board has reserved to itself the following responsibilities:

- Approval of the strategic plan and the annual business plan, the setting of objectives and the review of key risks and performance areas;
- Monitoring the implementation of board plans and strategies against a background of economic, environmental and social issues relevant to the company and international political and economic affairs, as well as the mitigation of risks by management;
- Appointment of the chief executive officer and maintenance of a succession plan;
- The appointment of directors, subject to election by the members in general meeting; and
- Determination of overall policies and processes to ensure the integrity of the company's management of risk and internal control.

The charter expresses the board's philosophy in regard to customer satisfaction, quality and safety of products and services; optimising the use of assets and drawing the best out of employees; respect for human dignity and observance of fundamental human rights; national and international corporate citizenship, including sound relationships with regulatory authorities.

Whilst retaining overall accountability and subject to matters reserved to itself, the board has delegated to the chief executive officer and other executive directors authority to run the day-to-day affairs of the company.

Composition of the board

Considerable thought has been given to board balance and composition and the board believes that the current mix of knowledge and skill meet the present requirements of the company. The selection of directors takes place from various jurisdictions to ensure professional qualification and business experience required to meet the company's objectives. The non-executive directors are considered to have the skill and experience to bring balanced and independent judgement to bear on company business.

The board at a glance [3.2]

	Year appointed	Age*	Board committees: Audit	General purposes	Nomination	Remuneration	Risk and sustainability	CV on page
Independent directors								
WAM Clewlow (Chairman)	1983	69		Chairman	Chairman	Chairman		6
SAM Baqwa	2005	54						26
G Rodriguez de Castro	2004	63						20
MJ Levett	1985	66	Member	Member	Member	Member		20
DB Ntsebeza	1999	55			Member			26
SB Pfeiffer	2001	58		Member	Member	Member		20
LA Tager	1992	69						26
EP Theron	1995	64	Member	Member	Member	Member		26
RC Tomkinson	2001	64	Chairman	Member	Member	Member		20
Executive directors								
AJ Phillips (CEO)	1995	59		Member			Member	10
PJ Blackbeard	2004	48					Member	87
MD Coward	1995	52					Member	89
LS Day	1998	58					Member	63
BP Diamond	2001	54					Member	69
JE Gomersall	1989	59					Member	79
AJ Lamprecht	1993	53					Member	81
M Laubscher	2005	45					Member	73
PM Surgey	1995	50					Chairman	33
CB Thomson	2003	39					Member	94

** At 30 September 2005*

Appointments to the board [3.3]

Any new appointment of a director is considered by the board as a whole, on the recommendation of the nomination committee. The selection process involves consideration of the existing balance of skills and knowledge and a continuous process of assessing the needs of the company. Other significant commitments of potential candidates for appointment are considered by the nomination committee as part of the selection process and are disclosed to the board. Non-executive directors are also required to advise the board of any subsequent changes to such commitments. These changes must be pre-cleared with the chairman if material.

The board appointed Mr SAM Baqwa and Mr M Laubscher as directors on 21 January 2005 and 9 May 2005 respectively.

The secretary arranges an induction programme for new directors. This includes an explanation of their fiduciary duties and responsibilities and visits to operations, where discussions with management facilitate an understanding of the group.

Directors are apprised, wherever relevant, of any new legislation and changing commercial risks that may affect the affairs of the company.

In certain circumstances it may become necessary for a non-executive or independent director to obtain independent professional advice in order to act in the best interests of the company. Such a director also has unrestricted access to the chairman, executive directors and the secretary. Where a non-executive or independent director takes reasonable action and costs are incurred, these are borne by the company.

The board considers all the non-executive directors to be independent

Mr Levett has recently retired as chairman of Old Mutual Life Assurance Company (South Africa) Limited which holds 1.43% of the issued ordinary share capital of the company comprising 3.2 million shares. Mr Clewlow s father-in-law to the finance director, Mr CB Thomson and is the deputy chairman of Old Mutual Life Assurance Company (South Africa) Limited. Mr SB Pfeiffer was not previously categorised as independent as he is a partner of a law firm in the United States that provides advice to the company from time to time. After due consideration the board has concluded that the extent of the services provided by Mr Pfeiffer to Barloworld is material to neither Barloworld nor to Mr Pfeiffer's law firm and consequently, that Mr Pfeiffer is independent.

Where directors are based in countries other than where a meeting is held and are not able to attend, video and tele-conferencing facilities allow them to participate in the debate and conclusions reached.

Sixteen meetings of the executive directors and senior executives were held during the period under review in order to assist the chief executive officer to guide and control the overall direction of the business of the company, monitor business performance and to act as a medium of communication and co-ordination between business units, group companies and the board.

Retirement of directors

By convention, executive directors retire from the board at 63 years of age whilst non-executive and independent directors retire at the next annual general meeting following their 70th birthday.

In terms of the company's articles of association, at every annual general meeting, at least one-third of the directors retire from the board. According to the Companies Act, a director appointed by the board to fill a vacant seat must retire from that office at the next annual general meeting. Directors retiring in this manner may offer themselves for re-election subject to any recommendation made by the nomination committee.

At the forthcoming annual general meeting Prof L Tager retires having reached retirement age. Messrs MD Coward, LS Day, AJ Lamprecht, MJ Levett, AJ Phillips, PM Surgey and CB Thomson retire by rotation in terms of the articles of association. In addition, in terms of the Companies Act Messrs SAM Baqwa and M Laubscher retire. The board recommends for re-election all retiring directors, with the exception of Prof L Tager who is not available.

Board attendance

During the year under review, six meetings of the board were held, three in South Africa, two in the United Kingdom and one in Spain. Attendance at these meetings is reflected below.

Name of director	15/11/2004 South Africa	20/01/2005 South Africa	01/04/2005 Spain	09/05/2005 South Africa	08/07/2005 UK	30/09/2005 UK
SAM Baqwa *(Appointed 21 January 2005)*	n/a	n/a	√	√	√	√
PJ Blackbeard	√	√	√	√	√	√
WAM Clewlow	√	√	√	√	√	√
LS Day	√	√	√	√	√	√
MD Coward	√	√	√	√	√	√
BP Diamond	√	√	√	√	√	√
JE Gomersall	√	√	√	√	√	√
AJ Lamprecht	√	√	√	√	√	√
M Laubscher *(Appointed 9 May 2005)*	n/a	n/a	n/a	n/a	√	√
MJ Levett	√	√	√	√	√	√
DB Ntsebeza	x	√	√	√	√	√
SB Pfeiffer	√	√	√	√	√	√
AJ Phillips	√	√	√	√	√	√
G Rodriguez de Castro de los Rios	√	√	√	√	√	√
PM Surgey	√	√	√	√	√	√
LA Tager	√	√	√	√	√	√
EP Theron	√	√	√	√	√	√
CB Thomson	√	√	√	√	√	√
RC Tomkinson	√	√	√	√	√	√



Chairman and chief executive officer

No individual has unfettered powers of decision-making. Responsibility for running the board and executive responsibility for conduct of the business are differentiated. Accordingly, the roles of the chairman of the board and of the chief executive officer are separate.

Assessing the performance of board members

Annually, the general purposes committee appraises the performance of the chairman of the board, the chief executive officer and the board as a whole. The chairman and the chief executive officer do not participate in discussions regarding their own performance.

The secretary

During the year Mr MJ Barnett retired as secretary to the company and the board appointed as his successor Mr S Mngomezulu BA (Law) (Uniswa), LLB (Natal), LLM (Banking and Stock Exchange) (RAU), LLM (Banking and Finance) (London), P Grad Dip Import and Export law (PU for CHE), H Dip Company Law and H Dip Tax Law (Wits).

The secretary provides the board as a whole and directors individually with guidance on the discharge of their responsibilities. He is also a central source of information and advice to the board and within the company on matters of ethics and good governance. Appointment and removal of the secretary are matters for the board as a whole.

(From left to right in photo above)

RC Tomkinson *(British) MA, FCA, FCT*
Robert (64) was group finance director of Electrocomponents plc, the major electronic and electrical distribution group, from 1986 until his retirement in 1997. Prior to that he was group finance director of Automotive Products plc. His earlier career was spent in the energy industries and merchant banking. Since 1997 he has been chairman or on the board of a number of companies He is currently the non-executive chairman of KIG Holdings Limited and a non-executive director of UGC Limited (The Unipart Group of Companies)

SB Pfeiffer *(American) BA, MA (Oxon), JD (Yale)*
Steve (58) is partner of Fulbright and Jaworski LLP, a US-based international law firm he joined in 1976, and is currently serving a four-year term as chairman of the executive committee of that firm. He is a non-executive director of Iridium Holdings LLC (a satellite telephone company based in Washington, DC), chairman emeritus of Wesleyan University in Middletown, Connecticut, USA, a trustee of The Africa-America Institute in New York and a director of Project HOPE in Washington, DC. He has had a number of articles published on a range of business-related and legal topics, is prominent in civic and professional organisations, and served in the US Navy, from where he retired as commander, US Naval Reserve.

MJ Levett *BCom, DEcon Sc (hc), FIA, FFA, FASSA*
Mike (66) is chairman of the Old Mutual South African Growth Assets Fund Limited and director of the Old Mutual South Africa Trust plc. He retired as CEO of Old Mutual plc in 2001, and as chairman in 2005. He was chairman of Mutual & Federal Insurance Co Limited, and director of SABMiller plc, of Sasol Limited and of Nedbank Limited. Mike is an actuary, and a Fellow of the College of Medicine (hc). He was a member of the State President's Economic Advisory Council, vice-president of the Faculty of Actuaries in Scotland, president of the Actuarial Society of South Africa, chairman of the Life Offices' Association and a member of the Policy Board for Financial Services and Regulation. He is a life governor of the University of Cape Town Foundation, founding patron of the Red Cross Children's Hospital Trust, a trustee of the Nelson Mandela Children's Fund, The College of Medicine Foundation and the World Wide Fund for Nature (South Africa).

G Rodriguez de Castro *(Spanish)*
Gonzalo (63) studied at the School of Industrial Engineering in Madrid, then began his career with Canada Dry at their plant in Madrid. In 1970 he joined Bankinter rising to the position of controller general. He left the bank in 1986 to establish an IT consultancy business focused on strategies for marketing and management information systems for financial institutions, and has had published a book and numerous articles in this area. In 1989, he was appointed as CEO of the Madrid Stock Exchange and led the modernisation of the exchange over the next three years. He served as chairman of Euroquote in Brussels, the first attempt by the Federation of European Stock Exchanges to create a central European stock exchange. For the past decade he has worked as an IT consultant for clients in service industries. Gonzalo has been a non-executive director of Barloworld's Spanish equipment business since 1995.

He ensures that in accordance with the pertinent laws, the proceedings and affairs of the directorate, the company itself and, where appropriate, owners of securities in the company, are properly administered. He ensures compliance with the rules and Listings Requirements of the JSE Limited and other stock exchanges on which the company's securities are listed. The secretary also assists in developing the annual board plan and administers the share option scheme as well as the statutory requirements of the company's subsidiaries in South Africa. Directors have direct access to him at all times.

Together with the chairman, the secretary is involved in ensuring good information flows within the board and its committees and between senior management and the non-executive directors, as well as in facilitating induction and encouraging non-executive directors to attend courses at the company's expense to update their skills and knowledge.

Directors and officers of the company keep him advised of all their dealings in securities of the company, and a report is tabled at the board meeting following any such dealings.

BOARD COMMITTEES

The board has five committees:

- Audit
- General purposes
- Nomination
- Remuneration
- Risk and sustainability

Each board committee acts within formalised terms of reference which have been approved by the board. They set out its purpose, membership requirements, duties and reporting procedures. Board committees may take independent professional advice at the company's expense. The committees are subject to regular evaluation by the board in regard to performance and effectiveness.

Chairmen of the board committees and the lead client service partner of the external auditors of the company are required to attend annual general meetings to answer any questions raised by shareholders.

AUDIT COMMITTEE

The audit committee, which is required to have a minimum of three members, comprises RC Tomkinson (Chairman), MJ Levett, and EP Theron, all of whom are independent directors. The quorum for a meeting is two members, personally present throughout the meeting and each member of the committee has one vote. The chairman has no casting vote. The chairman of the company is not a member of the committee.

The audit committee's terms of reference include *inter alia:*

- Considering the independence of the external auditors and making recommendations to the board on the appointment or dismissal of the external auditors;
- Evaluating the effectiveness and performance of the external auditors;
- Considering and reviewing the reliability and accuracy of financial information and appropriateness of accounting policies and disclosure practices;
- Examining and reviewing the interim report, final profit statement, annual financial statements, prospectus or any other documentation to be published by the company;
- Reviewing compliance with applicable laws, best corporate governance practices, accounting standards and regulatory requirements;
- Reviewing the adequacy of accounting records and internal control systems and carrying out an overview of the group risk assessment process; and
- Monitoring and supervising the functioning and performance of internal audit.

The board places strong emphasis on maintaining appropriate systems of internal control. An internal control assessment is tabled and reported to the audit committee for each business operation bi-annually. All significant defalcations are also reported.

The chairman of the committee reports to the board on recommendations made by the committee.

The head of internal audit and the lead client service partner in charge of the external audit attend all meetings. They have unrestricted access to the chairman and other members of the audit committee. The financial director and any other executives may, at the discretion of the chairman of the audit committee, be invited to attend and be heard. No attendee has voting rights.

The board has determined that the audit committee has satisfied its responsibilities for the year under review in compliance with its terms of reference.

Audit committee

Attendance at meetings	14/11/2004 South Africa	08/05/2005 South Africa	29/09/2005 UK
RC Tomkinson (Chairman)	√	√	√
MJ Levett	√	√	√
EP Theron	√	√	√

Fees for non-audit services and partner rotation

The audit committee has *inter alia* adopted the following policy in regard to the provision by the external financial auditing firm of any non-audit services

- non-audit services will not be obtained where the provision of such services could impair audit independence;
- total annual fees for non-audit services in any financial year shall not exceed the total audit fee for that year unless any excess is justified and approved by the chairman of the audit committee in consultation with the members of the committee, if necessary.

In terms of the company's approvals framework certain threshold levels for fees payable in respect of non-audit work to be performed by the financial auditors require advance approval by the audit committee.

The audit committee has taken cognisance of the international requirement to rotate the external audit partner who retires at the conclusion of the 2005 financial year. The committee will review the applicable South African legislation once promulgated in order to establish a policy on the rotation period.

GENERAL PURPOSES COMMITTEE

The general purposes committee is required to have a minimum number of three members, the majority of whom must be independent. A quorum for a meeting is two members present in person throughout the meeting, at least one of whom must be independent. Each member has one vote and the chairman has no casting vote.

The chief executive officer is currently the only executive member of the committee which comprises WAM Clewlow (Chairman), MJ Levett, SB Pfeiffer, AJ Phillips, EP Theron, RC Tomkinson.

The committee's role is to consider issues of significance to the company. It advises the board on matters having local and international political, economic and social implications regarding the affairs of the company. Progress in regard to the strategic plan is reviewed and recommendations in respect of any adjustment to it are submitted to the board. The committee is able to ensure that matters such as acquisitions and disposals, as well as other issues of high importance which require the attention of the board, are submitted timeously for proper deliberation.

The board has determined that the general purposes committee has satisfied its responsibilities for the year under review in compliance with its terms of reference.

NOMINATION COMMITTEE

The nomination committee, which must have a minimum of three members consists exclusively of independent directors and comprises WAM Clewlow (Chairman), MJ Levett, DB Ntsebeza, SB Pfeiffer, EP Theron, RC Tomkinson. Mr Ntsebeza was a new appointment to the committee during the year. A quorum for a meeting is two members present in person throughout the meeting, at least one of whom must be independent. Each member has one vote and the chairman has no casting vote. The chief executive officer is entitled to attend meetings but not to vote.

The committee makes recommendations to the board on the composition of the board and the balance between executive, non-executive and independent directors. Skill and experience, demographics and diversity are taken into account in this process.

The committee is responsible for identifying and nominating candidates for the approval of the board as additional directors or to fill any board vacancies when they arise. It also advises the board on succession planning, particularly in respect of the chairman of the board and chief executive officer. Proposals for renewing the board's composition are proactively managed by the committee so as to ensure that changes take place without undue disruption.

In addition, the committee recommends directors who retire in terms of the company's articles of association for re-election.

General purposes committee

Attendance at meetings	14/11/2004 South Africa	19/01/2005 South Africa	31/03/2005 Spain	08/05/2005 South Africa	08/07/2005 UK	29/09/2005 UK
WAM Clewlow (Chairman)	√	√	√	√	√	√
MJ Levett	√	√	√	√	√	√
SB Pfeiffer	√	√	√	√	√	√
AJ Phillips	√	√	√	√	√	√
EP Theron	√	√	√	√	√	√
RC Tomkinson	√	√	√	√	√	√

Nomination committee						
Attendance at meetings	14/11/2004 South Africa	19/01/2005 South Africa	31/03/2005 Spain	08/05/2005 South Africa	08/07/2005 UK	29/09/2005 UK
WAM Clewlow (Chairman)	√	√	√	√	√	√
MJ Levett	√	√	√	√	√	√
DB Ntsebeza (Appointed: 8 July 2005)	n/a	n/a	n/a	n/a	√	√
SB Pfeiffer	√	√	√	√	√	√
EP Theron	√	√	√	√	√	√
RC Tomkinson	√	√	√	√	√	√

At its meeting in September 2005 the committee considered the candidates who are standing for election or re-election at the forthcoming annual general meeting (as referred to in ordinary resolution 2 in the notice of annual general meeting on page 200 of this document). In accordance with its findings, the board recommends to shareholders the election of each of Messrs SAM Baqwa and M Laubscher and the re-election of Messrs MD Coward, LS Day, AJ Lamprecht, MJ Levett, AJ Phillips, PM Surgey and CB Thomson.

The board has determined that the nomination committee has satisfied its responsibilities for the year under review in compliance with its terms of reference.

REMUNERATION COMMITTEE

The remuneration committee, which must have a minimum of three members, consists exclusively of independent directors and comprises WAM Clewlow (Chairman), MJ Levett, SB Pfeiffer, EP Theron, RC Tomkinson. A quorum for a meeting is two members present in person throughout the meeting, at least one of whom must be independent. Each member has one vote and the chairman has no casting vote. The chief executive may be invited to attend meetings of the committee but may not participate in discussion of his own remuneration.

The committee makes recommendations to the board on the structure and development of policy on executive and senior management remuneration, taking into account market conditions. It determines the criteria necessary to measure the performance of the executive directors in discharging their functions and responsibilities. It determines specific remuneration packages for the chief executive and executive directors of the company, including basic salary, benefits in kind, any annual bonuses, performance-based incentives, share-based incentives, pensions and other benefits.

It also makes recommendations to the board in respect of fees to be paid to each independent and non-executive director for their service as a member of the board or on a board sub-committee. Once these fees have been adopted by the board, they are submitted to the shareholders in a general meeting for approval prior to implementation and payment. Details of fees paid to independent and non-executive directors are fully set out below.

Wherever appropriate, the committee consults with the chairman of the board, the chief executive or other executive or non-executive directors in fulfiling their duties under the terms of reference of the committee.

The board has determined that the remuneration committee has satisfied its responsibilities for the year under review in compliance with its terms of reference.

Remuneration committee						
Attendance at meetings	14/11/2004 South Africa	19/01/2005 South Africa	31/03/2005 Spain	08/05/2005 South Africa	07/07/2005 UK	29/09/2005 UK
WAM Clewlow Chairman)	√	√	√	√	√	√
MJ Levett	√	√	√	√	√	√
SB Pfeiffer	√	√	√	√	√	√
EP Theron	√	√	√	√	√	√
RC Tomkinson	√	√	√	√	√	√

REPORT OF THE REMUNERATION COMMITTEE

The remuneration report has been prepared by the remuneration committee and has been approved and recommended for submission to shareholders by the board.

Non-executive directors' compensation

Fees payable to non-executive directors are recommended by the remuneration committee to the board and fixed by the shareholders in general meeting.

At the annual general meeting held on 20 January 2005 shareholders resolved that in terms of article 61 of the company's articles of association, the fees payable to the chairman and non-executive directors for their services to the board, audit committee and board committees be fixed as follows:

Chairman of the board, inclusive of fees payable as chairman of board committees	R1 250 000
Non-executive directors (resident)	R110 000
Non-executive directors (non-resident)	£44 000
Chairman of the audit committee	£20 000
Members of the audit committee (resident)	R30 000
Members of the audit committee (non-resident)	£2 500
Members of each of the other sub-committees (resident)	R25 000
Members of each of the other sub-committees (non-resident)	£2 500

Details of remuneration, fees and other benefits earned by non-executive directors in the past year are given on pages 176 to 178.

Executive directors' remuneration

The remuneration of executive directors is controlled through the remuneration committee. It takes into account both the value of their services as a director and of their work as executives.

The company's philosophy is to set remuneration at appropriate levels, taking into account scales of responsibility, in order to attract and retain the directors and executives needed to run the company successfully. A proportion of executive directors' remuneration is structured so as to link corporate and individual performance.

The remuneration committee met to determine specific remuneration packages for executive directors and executives of the company, including performance-based incentives, and to determine criteria that will encourage good performance, as well as achieve fair rewards for their individual contributions. The committee considered the company's group-wide compensation and incentive policies to ensure alignment.

During the year under review, Watson Wyatt, a global consulting firm focused on human capital and employee benefits, was engaged as an independent adviser to provide market information and remuneration advice on an ongoing basis. A comprehensive job grading exercise has been embarked upon to achieve coherence between jobs in different countries and functions.

The global human resources department assisted the committee by providing comparative data, justifications for proposed salaries and bonuses and criteria for performance targets and appraisals against those targets.

During 2005 the remuneration package of executive directors comprised a basic salary, a car allowance or company car, an annual performance-based cash bonus, long-term incentives through participation in the share option scheme, pension contributions and medical benefits.

Short-term incentive scheme (bonuses) for executive directors [3.5]

For some years the company has had an incentive bonus scheme. This includes factors linked to Value Based Management, pre-determined objectives and Cash Flow Return on Investment (CFROI®) targets.

Targets are set at group and operational levels and are weighted appropriately to a person's ability to influence results and add value. They include "year-on-year stretch" to ensure value creation.

A portion of the incentives is linked to personal or team goals with the aim of improving performance while balancing short, medium and long-term company objectives. These include minimum standards, corporate values, performance improvement, people development and employment equity.

For the year ended 30 September 2005, the remuneration committee approved an executive bonus scheme for the executive directors.

Executive directors with company-wide responsibilities received bonuses based on the sum of:

1. An agreed percentage of annual basic salary for each complete percentage point increase in headline earnings per share of the company above 5% (approximating inflation);

2. An agreed percentage of annual basic salary for each complete percentage point increase in return on net assets (excluding leasing) of the company; and
3. An agreed percentage of annual basic salary for each determined percentage point increase in the company's cash flow return on investment (10.3% in 2005).

Executive directors responsible for specific operations received the greater of:

- A determined percentage of annual basic salary per the targeted percentage point increase in the business unit's cash flow return on investment achieved in the year ended September 2005 compared to the actual level at September 2004, or
- A defined percentage of annual basic salary for each determined percentage point increase in the company's cash flow return on investment (10.3% in 2005).

The target percentages vary between individual business units and directors depending upon their different circumstances.

The above targets for all directors are multiplied by a factor of 1.2 in the case of achievement of 100% of all objectives reducing on a straight-line basis to a factor 0.5 in the case of achievement of 50% of objectives. All bonus payments are capped.

Long-term incentive scheme (share options)

Executive directors and selected key executives participate in the Barloworld share option scheme. Allocations of options are generally made annually, based on the market value of the company's shares. One-third of each allocation becomes exercisable by the employee after three years have elapsed from the date of allocation. A maximum of two-thirds of the original allocation are exercisable after four years, and the full allocation after five years. All options must be exercised in full by the employee or ceded by the employee to a family company or trust, or sold to an approved financial institution within ten years of grant or six years for options granted after 29 January 2004. An employee must be in the employ of, or have retired from, the Barloworld group at the time of exercise or cession of any options.

It is the company's policy that neither the chairman nor any of the other non-executive directors participate in the share option scheme.

During the year under review, no share options were granted to executive directors nor to any other executives.

The executive directors salaries, bonuses, retirement and medical contributions, gains from share options exercised or ceded and other benefits are provided on pages 176 to 178. The details of Barloworld shares owned and unexercised share options held by each director can be found on pages 180 and 181.

Termination periods for executive directors

There are no contracts of service between any directors and the company or any of its subsidiaries that are terminable at periods of notice exceeding one year and requiring payment of compensation apart from normal length-of-service related severance for executives.

Retirement and pensions

The retirement age for executive directors is 63. All executive directors participate in a group defined contribution retirement fund designed to enable them to make appropriate financial provision for their retirement. Company contributions to the funds are up to 14% of pensionable earnings and include the cost of premiums for insured death and disability benefits. Death in service cover is provided to a maximum of six times pensionable earnings including fund credit for a fund member with dependents.

RISK AND SUSTAINABILITY COMMITTEE

To ensure that risk management is embedded in the day-to-day management of every business within the group, a risk committee has been in place for many years. The terms of reference of the risk committee have been expanded in the current year to include sustainability issues and the name of the committee has been changed to the risk and sustainability committee.

The management of risk and sustainability issues is inherently an operational function. Accordingly this board committee comprises the chief executive officer, divisional chief executive officers and other executive directors of the company, as well as the group risk services manager. The chairman of the committee is an executive director and is required to report to the board on the recommendations made by the committee. Each member of the committee has one vote. Where the conclusions of the committee have not been reached unanimously, the matter at issue and the reasons for any dissent are reported to the board.

Board members of the risk and sustainability committee are listed on the next page along with their attendance records for meetings.

The committee's duties relate to assisting the board in recognising all material risks and sustainability issues to which the group is exposed and ensuring the requisite risk management culture, practices, policies, resources and systems are progressively implemented and functioning effectively.



These include, among others, occupational health and safety, environmental management, corporate social responsibility (human rights, labour, supply chain, government and local community relations), corporate social investment and ethical commercial behaviour.

The functions of the committee *inter alia* include:

- Setting out a formal policy for the management of risks and sustainable development issues;
- Reviewing and assessing the integrity and effectiveness of the risk management and sustainable development process each year;
- Considering annually the consolidated risk assessment results and determining trends, common areas of concern, emerging risks, and the most significant risks for reporting to the board;
- Monitoring and reviewing annually changes in stakeholder expectations, corporate governance codes and best practice guidelines relating to risk and sustainability issues;
- Reviewing and approving the insurance renewal programme and the extent to which the group should retain risk;
- Reviewing and approving the external risk control programme and considering the results thereof and the performance of management against key sustainable development indicators; and
- Appointing external non-financial verification agents in respect of sustainability issues.

(From left to right in photo above)

LA Tager *BA, LLB, HDip Tax Law, LLM (Harvard)*
Louise (70) rose to prominence as executive director for a decade from 1985 on the groundbreaking Law Review Project. She now serves, and has served, on numerous bodies in both the public and private sectors. She has been recognised for her many achievements across a broad spectrum of activities in public and private sector business, as well as in academic life, where she has published extensively. She was the first woman to be appointed dean of any faculty in a South African university and the first to head up a parastatal enterprise in South Africa.

SAM Baqwa *BJuris, LLB, MBA, DTech (hc)*
Selby (54) was an attorney of the Supreme Court of South Africa from 1976 to 1988. In 1988 he was called to the Bar and practiced as an advocate until 1995 when he was appointed as the public protector of the Republic of South Africa. He is a former president, general secretary and executive committee member of the National Association of Democratic Lawyers (Nadel). He is a professor of Law (hc) at Natal University. He took silk (elevated to senior counsel) during 1997. He is group executive head: Governance and Compliance at Nedbank Group Limited and a member of the executive committee of Nedbank Limited. He also serves on the council of the South African Institute of Directors and the South African Reserve Bank's Standing Committee for the Revision of the Banks Act, 1990.

EP Theron *BCom, LLB, FIBSA*
Eddie (64) played a major role in banking in South Africa during his career. He was one of five executives involved in the formation of Standard Merchant Bank and retired as group chief executive of Standard Bank Investment Corporation Limited in 1995, following which he was appointed as a non-executive director. He holds non-executive directorships on the boards of Mutual and Federal Insurance Co Limited and Pretoria Portland Cement Company Limited.

DB Ntsebeza *LLB, BProc, BA, LLM (International Law)*
Dumisa (55) completed his studies for a law degree while serving a long prison term for political activism in the mid-70s. He was admitted as an attorney in 1984 and practiced in the Eastern Cape, mainly in the area of human rights. He represented a number of political prisoners throughout the 80s and early 90s. In 1995 he served as a commissioner on the Truth and Reconciliation Commission. He is the founder and former president of the South African National Association of Democratic Lawyers and a past president of South Africa's Black Lawyers Association. While still an attorney, he was appointed acting judge of the High Court of South Africa. In March 2000, he entered the Bar and took chambers as a member of the Cape Bar. He has worked in private practice in Cape Town as an advocate since July 2000. In 2004, he served as a commissioner on the UN International Commission of Inquiry which investigated violations of international human rights and humanitarian law in Darfur, Sudan.

Risk and sustainability committee			
Attendance at meetings	16/11/2004 South Africa	10/05/2005 South Africa	15/08/2005 South Africa
PM Surgey (Chairman)	√	√	√
PJ Blackbeard	√	√	√
MD Coward	x	√	√
LS Day	√	√	√
BP Diamond	√	√	√
JE Gomersall	√	√	√
AJ Lamprecht	√	√	√
M Laubscher	√	√	√
AJ Phillips	√	√	√
CB Thomson	√	√	√

The audit committee carries out an independent oversight role of the risk and sustainability management processes.

The board has determined that the risk and sustainability committee has satisfied its responsibilities for the year under review in compliance with its terms of reference.

Risk management process

In terms of a written risk management philosophy statement issued by the chief executive officer and endorsed by the directorate, the company is committed to managing its risks and opportunities in the interests of all stakeholders. Every employee has a responsibility to act in this manner.

An ongoing systematic, multi-tiered and enterprise-wide risk assessment process supports the group's risk management philosophy. This ensures that risks and opportunities are not only adequately identified, evaluated and managed at the appropriate level in each division, but also that their individual and joint impact on the group as a whole is taken into consideration.

Divisional boards and senior managers carry out an annual self-assessment of risk. This process identifies critical business, operational, financial and compliance exposures facing the group and the adequacy and effectiveness of control factors at all levels. The assessment methodology takes into account severity and probability of occurrence and applies a rating based on the quality of control, thereby ranking risks and setting priorities. The top risks, elevated to group level, are addressed through action plans put in place with responsibilities assigned.

The group risk department oversees the process from the perspective of strategic direction, ongoing improvement in methodology and process, and technical assistance. The independent external financial auditors and internal auditors check for robustness and thoroughness and comment thereon in their own assessment reports.

The risk tolerance levels are set in each division and vary depending on the nature, scope and size of the business. The tolerance levels are based not only on financial impact, but also on the potential threat to the integrity of the business as a going concern, its reputation and the wellbeing of employees and other stakeholders.

As the group develops new business and expands into new markets and territories, it is faced with increasingly complex and changing environments. By integrating the risk management process with the group's strategic direction, which incorporates the principles of Value Based Management, the risk-return trade-off is optimised. This enhances competitive advantage, growth and the employment of capital. In the case of joint ventures and associates, the company encourages adherence to the same risk management philosophy and policies.

It has come to the attention of the board that the directors and officers of the company are not protected, in their personal capacities, against claims arising from environmental degradation caused by the business activities of the company. Such cover is excluded from the company's directors and officers' insurance, and is not generally available in the insurance market. Consequently, the company has indemnified its directors and officers against such claims, provided that at all times such directors and officers were acting in good faith and in accordance with the law.

BARLOWORLD GROUP TOP RISKS – 2005

(in alphabetical order)

KEY RISKS	CATEGORY OF RISK AND MANAGEMENT RESPONSE
Acquisition underperformance The risk of future net cash flows from acquisitions failing to realise the projections upon which the initial purchase consideration was based may lead to value destruction for shareholders and a need to impair the related goodwill or assets.	**Acquisition risk** ○ A Business Acquisition Policy and Procedure is in place that sets out a structured approach and framework to be used when acquisitions are being made. This includes a pre-acquisition phase that includes the requirement to conduct a comprehensive strategic analysis of intended targets, development of acquisition criteria, both strategic and financial and quantification of risk adjusted value creation potential for the respective business unit and the group. ○ The group strategy department reviews all acquisitions and provides increasing involvement and contribution according to specified levels of materiality within a group context. ○ The CEOs and CFOs of each business unit are responsible for ensuring that the policy and procedures are adhered to. ○ Following acquisitions, planning and task teams are established to focus on the realisation of possible synergies.
Competitor actions The risk that competitors will take individual actions, through pricing or other activities, that will erode our competitive position and have a significant impact on the value we create for shareholders.	**Competitor risk** ○ Continually reduce costs by focusing on operational efficiencies and staff training. ○ Collaborate with key suppliers to improve products, maintain cost competitiveness and improve service. ○ Continually improve service and the provision of innovative solutions to customers.
Currency volatility Movement of the rand against other currencies creates risks relative to the translation of non-rand profits, the marking-to-market of financial instruments taken out to hedge currency exposures, the cost of imports into and the profitability of exports from South Africa.	**Financial risk** ○ The responsibility for monitoring and managing these risks is that of line management in conjunction with the central treasury. A Group Treasury Policy is in place which clearly sets out the philosophy of hedging, guideline parameters within which to operate and permissible financial instruments. ○ Preventative measures are implemented around determination of pricing mechanisms and structuring of commercial contracts to swiftly negate the impact of any adverse currency fluctuations.
Defined benefit scheme exposure There are risks of a decrease in the market value of equities and bonds, coupled with the impact of increasing fund liabilities as a result of changing actuarial assumptions and/or member life expectancies. This could have an adverse impact on group results due to the need to make up funding shortfalls. The group's only large exposure in this regard pertains to two defined benefit schemes in the United Kingdom where the combined actuarial deficits approximate £59 million.	**Market risk** ○ Suitably qualified representative boards of trustees exist which together with separate investment sub-committees, are responsible for evaluating the effectiveness of investment decisions. We also use professional investment advisors to administer our investment portfolios with a view to conservatively preserving and enhancing fund valuations. Complex investment risk models are run by actuaries to assess optimum risk balance. They also conduct regular valuations. ○ Funding shortfalls are made up within appropriate time frames via increased company and employee contributions, together with an adjustment to benefits. ○ Existing defined benefit schemes have been closed to limit company exposure with all new employees required to join defined contribution schemes.

KEY RISKS	CATEGORY OF RISK AND MANAGEMENT RESPONSE
Dependence on principals and suppliers Some of the businesses in the group are dependent on a small number of principals and/or suppliers. The success of our business is therefore linked to the success of the principals and major suppliers, their ongoing financial stability and the competitiveness of their products and services.	**Strategic risk** ○ Add value to our principals by giving constant feedback on market movements and product competitiveness. ○ Continually improve/build our relationship with our principals and major suppliers and ensure that we are their best dealer/customer. ○ Provide excellent customer service and lead in our markets. ○ Build Smart Partnerships with customers. ○ Enter into longer term contracts with customers.
Exposure to equipment buy-backs and residual values Some of the group's businesses could be exposed to losses due to contractual obligations to buy back equipment previously sold or rented out, at prices above market or replacement cost at the time of being compelled to repurchase. This risk could arise, *inter alia*, through market conditions at the time, currency appreciation related to imported equipment, inadequate valuation skills at the time of determining the buy-back amount, or poor condition of equipment repurchased.	**Financial risk** ○ This is managed by ensuring adequate valuation competencies, managing inventory levels, optimally structuring contracts, modelling transactions to ensure adequate economic return, continually scanning market conditions, hedging currency risks and monitoring the use and condition of equipment in respect of which obligations exist.
Exposure to significant customers and dependence on channels to market The risk that we are exposed to certain large customers and that well established distribution channels may change or consolidate.	**Market risk** ○ Build Smart Partnerships with customers. ○ Establish long-term contracts with key customers. ○ Diversify customer base.
Regulatory environment Many of the group's activities are governed, one way or another, by regulations. Due to the complexity and changing nature of these regulations across the industry and geographical spectrum of the group's activities, there are challenges in staying abreast of all developments and maintaining full compliance.	**Regulatory risk** ○ Management proactively monitors current regulatory developments and changes in policy direction which may be imminent. ○ Where feasible, the group will provide input to influence legislation, lobby governments, and find ways to limit negative impacts of legislation.
Strategic people skills Barloworld's key asset in solution based businesses is the intellectual capacity and skills of its people. This necessitates ongoing management of the challenges regarding succession planning and skills retention and development.	**People risk** ○ Employee Value Creation (EVC) is the technique that Barloworld has been rolling out globally to create value for its employees. ○ EVC identifies, aligns and integrates all employee elements of a value creating organisation including processes that ensure sustainable competence and intellectual capacity using intellectual capital reviews to identify and retain future leaders. ○ Through performance management systems, employees' purpose, role, function and accountabilities are defined. ○ Using competency-based assessments, employees are regularly reviewed to ensure the appropriate skill sets are available to enable performance at optimum levels. ○ Reward and incentives schemes have been implemented to ensure recognition and retention of high-performing employees.

INTERNAL AUDIT

With its responsibilities clearly defined and approved by the audit committee, internal audit continued to function throughout the group during the year under review.

Audit activities principally addressed the following areas:

- appraising and advising on systems, procedures and management controls;
- assessing the effectiveness of risk management processes;
- evaluating the reliability and integrity of management and financial information;
- assessing the control over assets and verifying their existence;
- reviewing compliance with policies and procedures; and
- recommending improvements in procedures and systems to enhance efficiencies and prevent fraud.

Risk focused audit plans for the year under review, with input from divisional management, were approved in November 2004. Audit findings were formally reported to divisional audit committees in May and again at financial year-end. These committees are chaired by officers who are non-executive to the respective divisions.

The head of internal audit co-ordinates the internal audit function worldwide and reports to the chairman of the audit committee. She reported formally to the audit committee in May, September, and November on activities, providing details of audit coverage and any significant findings.

The internal audit process did not highlight any breakdowns in internal control that were known to have had a material impact on the reported financial information.

Internal audit undertook a high level review of the risk management processes across the group and reported at the special risk focused meeting of the audit committee in September.

Although not reliant on external auditors for any resource support, the head of internal audit continues to liaise with them with a view to maximising efficiencies of audit coverage where possible. During the year, internal audit utilised the services of independent external firms to supplement the internal resources to enable them to complete their planned coverage for the year.

INSIDER TRADING

No employee, his/her nominee or members of their immediate family may deal either directly or indirectly, at any time, in the securities of the company on the basis of unpublished price-sensitive information regarding the company's business or affairs. No director or officer may deal in the securities of the company during the embargo period determined by the board in terms of a formal policy implemented by the secretary. Periods of embargo are from the end of the interim and annual reporting periods to 24 hours after the announcement of financial and operating results for the respective periods. A list of persons who are restricted for this purpose has been approved by the board and is revised from time to time. A register of directors and officers is available for inspection at the company's registered office in Sandton, South Africa.

The rules of the JSE Limited extend obligations regarding transactions in the securities of the company to include those of any major subsidiary as well. Those whose trading transactions have to be disclosed to the market within 48 hours specifically include the directors and the secretary but now also embrace any associate of the directors or secretary or any independent entity or investment managers through which the directors or secretary may derive a present or future beneficial or non-beneficial interest.

The directors or officers of the company's major subsidiaries, whether wholly or partially owned, are also included in the list of directors, secretary and officers.

Trading in the company's shares and any cessions of options over such shares is conducted on completion of an application form, in the case of securities subject to the Barloworld Share Option Scheme, or a letter in any other case. Authorisation of the transaction is given in writing by the chairman of the board, the chief executive officer or a divisional chief executive officer, as appropriate. The written authority is kept by the secretary with the record of the particular transaction. In the event that the chairman wishes to trade, permission to do so is obtained from the board.



CEO's Award finalist, Janet Joubert, Avis Fleet [illegible] Southern Africa Customer Care Manager [illegible] 2004 [illegible] the Customer Satisfaction Index (CSI) [illegible] of the Customer Care Department. [illegible] the process flow of customer [illegible] restructuring the department [illegible] results speak for themselves [illegible] Customer Satisfaction [illegible] the department in November 2004 [illegible] 76,4% for the comparable period in 2004 [illegible]

CREATING VALUE FOR OUR SHAREHOLDERS

Within Value Based Management our goal is to ensure that all our businesses exceed our 8% real Cash Flow Return on Investment (CFROI®) on average through the business cycle. We also seek to grow our assets both organically and through acquisitions in those businesses where returns are above our 8% hurdle rate. By focussing on these two things we aim to deliver total shareholder returns (share price appreciation plus dividends) in the top quartile of peer group companies.

Sustainability REPORT

Sustainability report in terms of the Global Reporting Initiative (GRI)

This report is guided by the sustainability reporting framework developed by the GRI – which is attracting growing support from organisations such as ours around the world.

We believe that the GRI framework promotes transparency, enhances the clarity and credibility of our communication with our diverse stakeholders, facilitates comparisons across organisations throughout the world and addresses issues that concern stakeholders.

Our intention is to give users of this report a clearer understanding of our operations, the principles that drive them and the impact that they make on the economic, social and physical environments in which we conduct our business.

The elements of sustainability are embedded in Barloworld's Value Based Management approach, in which our entire business is geared to creating value for all our stakeholders simultaneously – our shareholders, customers, employees, principals and suppliers, and the wider community, including custodianship of the physical environment. These value-creation objectives underpin the sustainability of our enterprise.

For further information on the GRI visit www.globalreporting.org.

Reliance on information contained in this report [2.20]

The sustainability or non-financial content of this report has been subjected to limited independent third-party assurance (see report below). Further internal practices in place to enhance the reliability and completeness of the information provided in this report across the group include director level responsibility for the report content and risk management processes. Certain information

Report of the independent non-financial auditors [2.21]

for the year ended 30 September 2005

TO THE BOARD OF DIRECTORS AND MANAGEMENT OF BARLOWORLD LIMITED

We have been asked to perform limited assurance procedures for selected performance indicators published in Barloworld's Annual Report for the year ended 30 September 2005. The preparation and content of the Annual Report and the determination of selected performance indicators for our review are the responsibility of the management of Barloworld Limited. Our responsibility is to indicate whether anything came to our attention to suggest that the selected performance indicators are not presented fairly in accordance with the selected criteria.

Scope

We reviewed the following selected performance indicators for the reporting period:

Section	Performance Indicators
Economic	– Value Added Statement
Social	– Group CSI spend 2005
	– Employee profile
	– Lost time injuries and fatalities
Environmental	– Certified Management Systems

Methodology

This engagement was conducted in accordance with the International Standards for Assurance Engagements 3000, "Assurance Engagements other than audits or reviews of historical financial information" (ISAE 3000). We planned and carried out our work in order to obtain limited assurance on the reliability of the selected performance indicators. We applied suitable criteria as relevant to the selected performance indicators reported, where the criteria are embodied in Barloworld Limited's internal corporate policies, procedures and controls and are available from Barloworld Limited on request.

Where quantitative selected performance indicators were extracted from Barloworld's 2005 consolidated financial statements that were audited by Deloitte & Touche we did not review the figures.

Considerations and limitations

Non-financial data are subject to more inherent limitations than financial data, given both their nature and the methods used for determining, calculating or estimating such data. We have not undertaken work to confirm that all relevant issues are included, nor have we carried out any work on data reported in respect of future projections and targets.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the selected performance Indicators listed above are not presented fairly

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.

Johannesburg
14 November 2005



EXECUTIVE DIRECTOR, HUMAN RESOURCES – PETER SURGEY

PM Surgey *BA, LLB*
Peter (50) joined Barloworld from the legal profession in 1983 and worked in human resources and industrial relations until his appointment as managing director of Plascon Inks and Packaging in 1990. In 1992, he became managing director of Plascon and Coatings CEO in 1997. He is a past board and founding member of the Business Against Crime initiative in South Africa and a past president of the NOVA Paint Club, an alliance of international paint manufacturers. He is currently a director of the National Business Initiative and a trustee of the President's Trust and the Duke of Edinburgh Trust. His responsibilities include group risk and sustainability, legal services, Black Economic Empowerment, group pensions and medical aid, corporate social investment and group marketing.

is reported monthly as part of the group's management reporting information, and, as such, will then be subject to independent internal review and in the case of certain financial information, subject to annual external audit. In other cases information is drawn from sources with established integrity or by senior staff who have assessed and reviewed the input.

Sustainability strategy [1.1]

Value Based Management

The Value Based Management (VBM) model was introduced in 1999 and is at the heart of everything we do in Barloworld. The goal is to align processes and day-to-day behaviour in order to continually create value for all of our stakeholders, namely our employees, shareholders and other providers of capital, suppliers and principals, our customers and the community.

VBM is a philosophy that seeks to improve our understanding of how each aspect of the business creates value. VBM enables us to link the actions of every person with the creation of value. It provides a common approach and language that can ensure the long-term success of the company in terms of all key stakeholders.

Non-financial risks and opportunities

Through our formalised risk management processes, which is described on page 27, we identify potential non-financial risks and opportunities, and manage these on an ongoing basis.

Managing and measuring economic, environmental and social performance [3.4, 3.17, 3.18, 3.19]

At a high level, the board, through its risk and sustainability subcommittee, is responsible for governing our non-financial performance, and approving all policies relating to sustainability. They are guided by our VBM model.

Across our business units, a balanced scorecard approach to performance measurement is generally used. Its implementation is tailored to the requirements of differing geographies and businesses.

Economic reporting, including cash value added, is integrated into our global reporting system using standardised monthly processes performed consistently across all business units and consolidated centrally.

Quality and environmental performance is usually managed as far as possible across the group by way of the ISO 9001 and ISO 14001 management systems respectively. The backbone of our environmental approach is the group's environmental policy (see page 56), while formalised health and safety management systems are in place at all operations.

Employee issues are monitored through communication forums, and influenced by staff climate surveys, skills

Ethics

The Barloworld Ethics Line was introduced in South Africa 2002. It is an independent and confidential system by which employees or others can report unethical or risky behaviour. Such reports can be submitted to:

Postal address:
Barloworld Ethics Line, c/o Tip-offs Anonymous, Free Post DN298, Umhlanga Rocks, KwaZulu-Natal, 4320, South Africa
Telephone South Africa 0800 203242
Telefax South Africa 0800 007788

Barloworld Ethics Line is outsourced to Tip-Offs Anonymous, which is an independent body within Deloitte & Touche, our external financial auditors. This provides an opportunity to anyone wishing to report unethical activities or dishonest behaviour that affects the Barloworld group. Total anonymity, if desired, is assured.

The Code of Ethics is enforced with appropriate discipline on a consistent basis and action is taken to prevent a re-occurrence of an offense.

development, retention and productivity ratios and other relevant statistics, which are reviewed internally, and also against external benchmarks and standards.

Community issues include the management of country-specific issues such as Employment Equity and Black Economic Empowerment in South Africa, as well as a focused corporate social investment (CSI) strategy.

Stakeholder engagement [3.10, 3.12, 3.19]

Due to the diverse nature of our business, both from a geographic and product perspective, Barloworld has a wide range of stakeholders.

Because we affect each of these groups of people in different ways, our patterns of engagement and interaction with them differ. Our engagement with key stakeholders takes the form of a number of formal and informal vehicles, including participation in industry forums, through our investor relations function, as well as consumer helplines. Information from stakeholder engagements is used to benchmark against the industries in which we operate and to improve our own performance. Our engagement with the differing stakeholder groups is described in more detail throughout this report.

Endorsement of externally developed charters [3.14]

Barloworld endorses various externally developed charters, guidelines and standards. These include:

- The Global Compact initiated by the Secretary-General of the United Nations in 2000 (www.globalcompact.org);
- The Global Reporting Initiative's (GRI) sustainability reporting guidelines on economic, environmental and social performance as a tool in managing sustainability;
- The charters of the International Labour Organisation;
- The Universal Declaration of Human Rights; and
- Individual business units adopt industry specific charters, as appropriate to their line of business. For example, Coatings subscribes to Coatings Care, Greenhouse Challenge and the Packaging Covenant.

Membership of industry and business associations and advocacy organisations [3.15]

We belong to a wide range of industry, business and advocacy organisations in order to keep abreast of international best practice and network effectively. For example, we are a member of the World Business Council for Sustainable Development, the Commonwealth Business Council, Business South Africa and the Australian Chamber of Commerce.

Industry specific associations in which we participate include, in South Africa, the International Lime Association, the Aggregate and Sand Producers Association of South Africa, the Cement and Concrete Institute, the Association of Cementitious Material Producers, the Institute of Quarrying, the National Lime Association and the Waste Management Institute, the South African Paint Manufacturers Association, NOVA Club, the South African National Automotive Dealer Association, the South African Motor and Body Repairers Association and the South African Vehicle Rental and Leasing Association.

Elsewhere in the world, memberships include the Victorian Automobile Chamber of Commerce, the Botswana Motor Traders Association and RMI Namibia, the Norwegian and Swedish Car Rental Associations, the Laser and Electro-Optics Manufacturers Association, the Society for Photo-Instrumentation Engineers and the Optical Society of America.

We have a policy of zero tolerance on bribery and corruption.[SO2] Any employee found guilty of fraud, bribery or corruption is dismissed from the company's employ.


Obey
the la
Respect
others
Protect the
environme
Be fair
Be
honest

WE ARE AN ETHICAL COMPANY

Our approach to sustainable development is based on our Code of Conduct, which has been implemented and entrenched in the company for several years. Our Code of Ethics has five powerful elements (see above).

BLACK ECONOMIC EMPOWERMENT

Black Economic Empowerment (BEE) policy

In November 2004 Barloworld established a formal BEE policy. This policy is translated into shorter term objectives aligned to Barloworld's five-year strategic planning horizon. These are reviewed on an annual basis.

Barloworld Limited operations in South Africa comply with the letter and spirit of Broad-based Black Economic Empowerment through the application of the BEE policy, which covers all aspects of the generic scorecard.

Direct empowerment

Equity ownership

Black employees and previously disadvantaged communities should have an equity stake in our South African business interests. We do and will continue to participate in joint ventures and other commercial arrangements with black enterprises. This involvement may include a transfer or sale of equity, as well as skills and resources. All equity transactions should be with active managers rather than passive investors. They must also address the development and training of individuals in small enterprises. Equity participation in Barloworld Limited should be by direct investment at market value.

We will:

- Finalise an appropriate BEE structure for the Barloworld group that recognises the leadership role that Barloworld needs to assume, in terms of transformation of the South African economy, ensuring BEE delivers long-term shareholder benefits;
- Promote initiatives aimed at progressing Broad-based Black Economic Empowerment;
- Identify and pursue BEE opportunities at all levels to either unlock value for the business or preserve current value into the future;
- Choose BEE partners where possible who have both a broad-based ownership structure and can play an appropriate value adding role in our businesses;
- Promote the productive and sustainable participation of black enterprises and black people in Barloworld; and
- Ensure joint ventures or partnership arrangements are meaningfully structured with equitable division of the risks and rewards to each party.

Management

As an international organisation, Barloworld Limited's board must reflect the international nature and composition of its various business units and the geographic regions in which it operates.

Likewise, management structures of our regional business units must reflect the demographics of the societies in which we operate. In South Africa and other African regions, targets are in place in all business units to ensure that this objective is achieved.

Human resource development

Skills development and Employment Equity

We undertake to redress race, gender and disability inequalities present among our employee base and to accelerate the normalisation of this position. We will do this through our ongoing commitment to:

- Ensuring that our workforce represents South African demographics in terms of race, gender and disability at all levels;
- Actively driving internal promotion opportunities through structured development programmes and career planning;
- Encouraging the recruitment of black management talent; and
- Incentivising and rewarding senior divisional managers to achieve progress in this area.

Indirect empowerment

Preferential procurement

Barloworld's South African operation's procurement initiative (Barloworld Black Economic Empowerment through preferential procurement) aims to increase our procurement from enterprises that have made significant progress in the area of BEE and are rated as good or satisfactory contributors to BEE, based on the South African Department of Trade and Industry (DTI) balanced scorecard; to reduce the cost of goods and services we purchase; to set affirmative procurement targets for our business units and to monitor and report on our procurement performance. In conjunction with company-wide procurement initiatives, each business is required to actively pursue BEE procurement initiatives. It is the intention to use DTI approved, independent rating agencies, to rate Barloworld's key suppliers' empowerment status.

Enterprise development

We focus on enterprise development as a means, where appropriate, of increasing our empowerment supplier and customer base. This may entail investment in black-owned and black-empowered enterprises, as well as establishing joint ventures with these enterprises including the transfer of necessary skills to increase the value of the business. Each division within Barloworld will set and be monitored against their targets.

Residual issues including corporate social investment (CSI)

CSI is an important component of corporate citizenship. Our CSI spend will focus on projects and initiatives that can be replicated with other communities, either with funding from Barloworld or other donors. An underlying principle is that the majority of the CSI spend goes towards the intended project and not on administration costs.

We will continue to take a developmental and transformational approach to initiatives that are linked to the upliftment of South Africa's black youth in the areas of education, health, sport, welfare and environmental awareness. The Barloworld Foundation is the main vehicle through which we conduct these activities. Our approach includes the allocation of employees' time and skills, as well as appropriate financial resources.

Auditing and reporting

It is our intention to ensure our South African business units achieve a minimum of 65% in terms of an audited scorecard to enable Barloworld to be classified as a good contributor to BEE.

We have made good progress on implementing our BEE policy during the past year.

Direct empowerment

New equity transactions in 2005

A 25% stake in our Logistics Africa business was sold to the Letsema Consortium, led by Isaac Shongwe. Letsema paid R118 million for its stake and Mr Shongwe has taken an executive position in the company. His track record in the logistics industry has helped him to integrate immediately into the management of the Logistics business.

Previous significant equity transactions

All our previous BEE deals are progressing extremely well. They include:

- NMI-DSM joint venture in KwaZulu-Natal operates the flagship DaimlerChrysler brand centre. This joint venture has set the benchmark for BEE deals in the motor retail industry.
- Afripack is operating well under Nozala Investments, and they are close to having fully paid for their 75% stake in the business.

Board composition

We continue to make progress in this area with Mr SAM (Selby) Baqwa being appointed to the board as an independent non-executive director during the year.

Human resources development

Skills development and Employment Equity

All of our South African businesses have Employment Equity plans, which have been agreed with our various employee representative organisations and have been lodged with the Department of Labour. These are also monitored at divisional board level. Comprehensive internal training programmes are in place at all levels.

Indirect empowerment

Preferential procurement

Our BEE procurement initiative has continued to develop this year, growing its procurement volumes from R240 million in 2004 to more than R500 million in 2005.

The process of analysing the BEE credentials of our suppliers is ongoing.

Enterprise development

In 2005 we launched an enterprise development fund and have approved initial capital of R20 million. This initiative will coordinate and incorporate all of the projects initiated by the divisions. A report on its progress will be made for the first time next year.

Residual issues including corporate social investment (CSI)

A description of our strategic corporate social investment initiatives can be found on page 52.

Auditing and reporting

Following only recent publication of certain of the Department of Trade and Industry's Broad-based Black Economic Empowerment Codes of Good Practice (the Codes) it has not been possible to conduct a quantitative assessment of our overall performance and accordingly the implementation of this has been postponed until 2006.

Empowerment at Barloworld Logistics: A real deal with real people



In August 2005 Isaac Shongwe and his company, Letsema Holdings bought a 25% stake in Barloworld's African logistics business for R118 million. The deal is one of the most significant to date in the supply chain industry, with the potential for real value addition and growth of the business.

Barloworld Logistics Africa is a business with net assets approaching R500 million and annual revenues exceeding R600 million.

The empowerment consortium led by Mr Shongwe is already playing an active role in the business development and transformation of Barloworld Logistics Africa with Isaac himself taking a full-time role as an executive director responsible for strategy and new business development.

The empowerment consortium consists of Letsema Holdings (60%), CEPWAWU Investments, a trade union investment company (20%), while the remaining 20% has been placed in a trust to attract other black entrepreneurs that will be similarly committed to joining and developing the business.

"Barloworld Logistics have already shown in their short time in the supply chain management market that they are innovative thought leaders, as well as successful and profitable implementers of solutions. We are pleased that their BEE strategy requires real black participation at all levels of the organisation. We look forward to developing our partnership, to growing our business together, and contributing to the continued transformation of the industry."

Isaac Shongwe

CUSTOMERS

Customers and consumers [2.9]

Our customers are a mixture of retail, wholesale and corporate. They range from multinational mining and construction companies who may purchase tens of millions of US dollars of earthmoving equipment from us annually to low income individuals who may buy a single bag of cement for under R60 from a builders merchant. Our sales to governments constitute well below 1% of our total revenues.

Our business units have regular dialogue with their customers and the end-users of the products. A common feature is regular individual face-to-face contact and focus meetings or forums to discuss common issues relating to products and processes. Many of our businesses conduct regular independent customer satisfaction surveys and engage in other ad hoc communications. Barloworld Scientific's Melles Griot division engages its customers in strategic pursuit, in that its product development goals aim to keep customers technically competitive in their respective markets. It solicits and considers customer feedback pertaining to all its product development programmes. The process of adding value for customers is strengthened by quick response to feedback from customer interaction. In our cement and lime division we measure customer and consumer satisfaction by means of tollfree lines, customer focus interface, surveys and customer interaction. Independent external companies undertake market surveys. Both the Avis and motor franchise operations in Barloworld Motor conduct ongoing and independent customer satisfaction surveys.

Feedback from customers is acted upon in numerous ways. For example, the annual Markinor customer survey in Barloworld Equipment indicates various strengths and weakness (improvement areas), which are then addressed by the relevant business unit directors and managers. Examples of issues raised include the responsiveness of the parts departments, reliable service, promptness of delivery, parts availability, competence of our technicians and understanding of our customers' business.

…stomer feedback is used where appropriate to effect product improvements and changes. In addition, such stakeholder engagement has been found to stimulate innovation within the company. For example, the scientific division's laboratory businesses use customer and consumer feedback to assess their performance on a wide range of issues from product performance to access to senior management, and this is done in the context of overall satisfaction and competitor positioning. Barloworld Truck Center in the US (part of the industrial distribution division) responded to FedEx's wish for a single parts supplier by establishing a call centre dedicated to their needs. Barloworld Truck Center now ships approximately 300 orders per day. When SelecTruck needed to outsource its repairs, we further domiciled four technicians at their place of business to repair their trucks. This tailored approach allows the business to evaluate each customer as to their specific needs.

Market shares [EC2]

National sales do not represent more 5% of GDP in any country in which we operate, although Barloworld divisions tend to have a strong representation in the local markets in which they operate. Equipment in southern Africa, car rental in southern Africa, Norway and Sweden, as well as coatings and steel tube in South Africa and have market shares greater than 25%. Similarly, cement and lime's market share in Botswana, South Africa and Zimbabwe exceeds 25%.

Consumer privacy [PR3]

Consumer privacy is enshrined in our Code of Ethics (see page 35) and there were no substantiated complaints on breaches thereof in 2005.[PR11]

Customer satisfaction

Continuous customer satisfaction measurement is a key activity in ensuring we remain competitive. Our divisions undertake various formal and informal measurement activities.[PR8] For example, in South Africa, coatings undertakes customer and consumer surveys by an independent market survey company on a biannual basis. A national help desk is also maintained and the results recorded and analysed.

In the motor division, the manufacturers conduct such surveys in all aspects of operations. Avis operations also continually conduct independent customer surveys, the results of which are reported and reviewed monthly at group executive level and quarterly at board level. In South Africa, Avis Rent-A-Car has been voted the best car rental company for three consecutive years (see case study on page 42). Avis Norway and Sweden have customer satisfaction measurement mechanisms in place and have won The Grand Travel Award for the Best Car Rental company in their regions for nine and fourteen consecutive years respectively.[PR8]

Cement and Lime carries out ad hoc surveys both internally and externally to establish customer satisfaction levels, which are also part of employee scorecards. Scientific also measures Customer Value Creation on an ongoing basis. Benchmark scores and improvement targets are included in all managers' balanced scorecards, and reflected in their performance assessments.

Advertising [PR9]

Barloworld complies with the advertising codes in the countries in which its companies advertise, and are generally advised by specialist advertising agents. Advertising in South Africa is governed by the policies as set out by the South African Advertising Standards Board, and in Australia by the Advertising Standards Council of Australia (ASCA). Advertising in the motor division is done strictly in accordance with manufacturer or principal requirements. Where necessary, we do consult with the relevant advertising standards authority. No breaches of advertising and marketing regulations were reported during the year under review.[PR10]

Product and service stewardship and supply chain management [3.16]

Product stewardship initiatives in our own brand technologies include analytical services to guarantee quality of product; training and skills development of consumers, as well as monitoring and measuring process efficiencies and targets for their improvement.

Where we represent other companies' brands all our original equipment manufacturers are of international reputation and comply with international standards and norms. Other initiatives include efforts to improve product design so as to minimise negative impacts associated with manufacturing, use and disposal of materials.

In a limited number of our divisions, we assess and manage our supply chain in respect of outsourcing and supplier sustainability performance, applying key performance indicators and implementing supplier accreditation policies.

Customer health and safety [PR1, PR2, PR3, PR4, PR5, PR8, PR10, PR11]

Throughout our businesses, customer and consumer health and safety is a top priority. The coatings business's policy is to supply a material safety data sheet that complies with the SABS-approved format with each product supplied to retailers and distributors. The technical director is responsible for approving these sheets prior to releasing products to pilot scale and full-scale production.

In Australia, coatings complies with consumer health and safety regulation, including the Dangerous Goods Code for transport and storage, the Standard for the Uniform Scheduling

Avis scoops another Best Car Rental Company Award in South Africa



The Association of South African Travel Agents (ASATA) has voted Barloworld's Avis the best car rental company in the country for 2004. Avis has won this prestigious award, the travel industry's highest accolade, for the third consecutive year. In so doing it became the first car rental company in the history of the award to accomplish this feat.

The award is based on votes from ASATA travel agents who select the industry service provider that offers the highest quality service. Competitors are evaluated in various categories including the swiftness of the service provider's response time, the ease of making reservations, the accuracy of their quotations, access to quality information, regular personal sales contact and personal assistance from key personnel.

"We believe that this continued recognition from our peers in the travel industry is a direct result of the Brand Ambassador Programme*, which we implemented four years ago."

Keith Rankin, managing director of Avis Rent-A-Car Southern Africa

* *The Brand Ambassador Programme is an initiative which empowers Avis Southern Africa employees to make our vision of exceeding customer expectations at every interface a reality.*

of Drugs and Poisons (SUSDP), which is applicable to toxic substances, as well as the Uniform Paint Standard, which prevents use of toxic materials in architectural paints. Use of products in the workplace is covered by Worksafe who regulate labelling and material safety data sheets for designated hazardous substances.

PR2

The cement and lime division provides safety information for use of the product, printed on bags and delivery notes as well as on silos and tankers. Detailed product safety data sheets are available on request. Group Laboratory Services and technical sales personnel have direct interface with customers. A toll-free help desk number is printed on the bags.

The scientific division's electrical products are accompanied by instruction manuals, which not only describe how products are used but also identify issues related to safety such as electrical connections. The manuals are available free of charge as a web download so that customers who have lost manuals can readily obtain replacements, and they are available in multiple languages.

Product information and labelling PR7

No instances of non-compliance with any regulation concerning product information and labelling, nor any penalties or fines for any breaches were recorded in the year.

PRINCIPALS AND SUPPLIERS 2.9

Our enduring relationships with a number of capital goods manufacturers are a key component of our supply chain. Pre-eminent amongst these is Caterpillar Inc., NACCO (who provide our Hyster lift trucks), DaimlerChrysler (Freightliner trucks and Mercedes-Benz cars and trucks) as well as many of the world's other leading automotive manufacturers. Another key stakeholder group in this category is organisations from which we license brands and technology, including Avis Europe Plc. Our supplier base is as diverse as our businesses and includes individuals and small, medium and large enterprises in every territory in which we operate.

Frequent meetings characterise these relationships; the equipment division meets Caterpillar regularly at various levels of the company; the motor division meets the local representatives of the major international suppliers (eg BMW, DaimlerChrysler, General Motors, Ford, Nissan, Subaru, Toyota and Volkswagen) as well as attending frequent international dealer conferences. Ongoing and regular informal meetings with suppliers are held by our management teams on an ad hoc basis, particularly with significant suppliers, manufacturers, or principals in addition to regular formal meetings in terms of established structures. Furthermore, our motor executives attend dealer council meetings and have high-level and regular engagement with Avis Europe Plc. Acquisition channels such as travel agents, airlines, tour operators and related systems are also important to Barloworld Motor.

Our policy requires external providers of materials and services to maintain policies and procedures in their own organisations that are designed to protect the human rights of their employees. We contract services from outside parties only where such parties comply with the human rights regulations of the relevant country.

Supplier issues are raised at the regular meetings and are dealt with by the responsible business unit director or manager. The major issues are market shares and sales volumes.

Contracts paid in accordance with agreed terms, across all divisions in the group, with the exception of the steel tube division, which does not yet have this data available, exceed 90%.[EC4]

Caterpillar Inc accounted for some US$850 million (2004: US$800 million) of the purchases of the equipment business. No other supplier represented 10% or more of our purchases in any business and in no country did our purchases represent more than 5% of GDP.[EC11]

Barloworld businesses did not invest in any non-core infrastructure outside our main business activities during the year under review.[EC12]

EMPLOYEES [2.9]

Our employees, based in the 31 countries (see page 8) in which we operate, are an extremely diverse group. They typically have a minimum of full secondary education. Many have long-term service with the company as throughout the world people joining Barloworld often make a career in the company.

Diversity and opportunity [LA10, LA11]

All Barloworld employees have equal opportunities for employment and advancement. Any breaches of this principle can be addressed both through line management and through the Barloworld Ethics Line (see page 34).

An analysis of the composition of senior management reveals that the leadership of our organisation is predominantly male and white. This reflects our history and the nature of the industries in which we operate. This is currently being addressed through employment equity programmes in our South African businesses.

Barloworld seeks to be a preferred employer and accordingly usually offers benefits beyond the legal minimum. These range from higher wages to medical schemes, staff canteens, and a range of other benefits which vary by country and industry.[LA12]

Employee Value Creation (EVC)

The people who work for Barloworld are the foundation of our success. We have undertaken many initiatives to create value through people and the lessons learnt have culminated in the formation of an integrated approach to value creation for all of our employees known as Employee Value Creation (EVC). This includes regular, structured employee meetings in the work place, balanced scorecards and individual development plans, all with the objective of ensuring ongoing



Employees by segment [2.8]
2005 (25 963 employees)
2004 (25 233 employees)
23% (6 221) Equipment 22% (5 568)
14% (3 623) Industrial Distribution 14% (3 534)
20% (5 123) Motor 20% (5 138)
12% (3 010) Cement & Lime 11% (2 893)
10% (2 553) Coatings 11% (2 683)
6% (1 535) Scientific 7% (1 699)
7% (1 749) Steel Tube 7% (1 740)
8% (2 149) Corporate and other 8% (1 978)

Creating employee value

Human resources, labour practices and decent work

The Barloworld way of doing business flows from the values of Charles Sydney "Punch" Barlow, the son of our founder. He believed in the highest ethical standards and teamwork.

At Barloworld, we believe that the sustainability of our business is dependent on our people who are integral to our Value Based Management philosophy of delivering sustainable value to all of our stakeholders.

Our focus is to facilitate continuous operational improvement through the development of intellectual capacity. It is our aim to provide everyone in Barloworld with an environment in which they can flourish based on well-defined competencies (knowledge, skills and attitudes) supported by various systems and policies.

value creation for all stakeholders in the organisation through employee participation and harnessing collective wisdom.

EVC integrates the people and financial aspects of the business and ensures that people value creation is recognised as a critical element in achieving our medium-term goal of doubling the value of our company over the four years from 2002 to 2006 (we refer to this strategy as 2x4x4).

Our process offers employees clear purpose and roles that will develop knowledge, skills and attributes in a focused way and provides clear objectives that can be linked to the concept of reward for performance.

EVC has been rolled out in southern Africa and is being utilised effectively. Improvements in many areas are evident. Our cement and lime operations have led the way with their Kambuku Process and achieved the accolade of first place in the Deloitte "Best Company to Work For" 2005 survey. Barloworld Coatings South Africa has also begun the process, while Barloworld Equipment southern Africa initiated it in October 2004. Barloworld Motor is making steady progress in integrating the recently acquired Avis division.

EVC is also in the process of being introduced to our operations outside southern Africa. This began in industrial distribution in October 2004. Barloworld Scientific launched in November 2004 and Barloworld Finanzauto in Spain in September 2005.

While we expect that this process will be entrenched throughout the organisation by the end of 2006, we will continue to reap positive benefits as the journey unfolds.

Attraction and retention

We aim to minimise the effects of downsizing where possible, at the same time focusing on attracting the necessary skills and talent to maintain our success.

Labour relations [LA3]

We have an ongoing focus on maintaining positive industrial relations. The table below gives an indication of the degree of unionisation of our businesses by region. The figures are consistent with the norms for those parts of the world. The table at the bottom of page 46 analyses the movements of employees out of Barloworld.

Region	Degree of unionisation
Southern Africa	over 50%
Europe	between 25% and 50%
North America	below 25%
Asia and Australia	between 25% and 50%

Within coatings, 43% of staff are unionised, while within motor, 64% are unionised and 67% covered by collective bargaining agreements. In the cement and lime division, 39% of total staff are unionised in South Africa, in Botswana 72%, 16% of scientific division's staff, which are all in the UK, 49% within the steel tube business, while in the equipment division, in southern Africa 14% of total staff are covered by collective bargaining agreements, in Spain and Portugal 100% of staff, within FSA and STET staff covered by company level agreements amounts to 77%, and other subsidiaries 23% are covered by sectoral/industry agreements.

Employment equity in South Africa

In South Africa, we remain committed to the employment equity plans required of our business units by law and we aspire to have a workforce that reflects the society in which we conduct our business.

Common goals: A partnership approach built on trust and integrity



This year Barloworld Equipment became the first Caterpillar dealership in the EMEA (Europe, Middle East and Africa) region to sign a common goals agreement with its principal, Caterpillar. The document was drawn up jointly and signed by various representatives of the two companies. It lists four primary focus areas, finance, people, customer/market and operations. we are now working together to enhance the focus points to the benefit of both our companies and stakeholders.

EMPLOYEE PROFILE* LA1

Operations in South Africa

Senior management (283 employees)



African male	4.6%
African female	0.0%
Coloured male	2.5%
Coloured female	0.4%
Indian male	4.6%
Indian female	0.0%
White male	77.7%
White female	10.2%

Middle management and professionally qualified (1 752 employees)



African male	8.8%
African female	1.8%
Coloured male	4.9%
Coloured female	1.2%
Indian male	6.4%
Indian female	1.5%
White male	56.3%
White female	19.5%

Skilled, semi-skilled and apprentices (9 878 employees)



African male	39.3%
African female	3.9%
Coloured male	11.2%
Coloured female	3.4%
Indian male	7.6%
Indian female	2.4%
White male	19.7%
White female	12.5%

Unskilled (1 012 employees)



African male	69.5%
African female	14.3%
Coloured male	7.0%
Coloured female	5.9%
Indian male	0.4%
Indian female	0.0%
White male	2.7%
White female	0.2%

Operations outside South Africa

All levels



Male senior management	2.3%
Female senior management	0.2%
Male middle management and professionally qualified	11.7%
Female middle management and professionally qualified	2.2%
Male skilled, semi-skilled and apprentices	58.5%
Female skilled, semi-skilled and apprentices	12.2%
Unskilled male	9.8%
Unskilled female	3.1%

* *Based on the average full-time equivalent for the year.*

In the logistics business, in South Africa, 30% of employees are represented by the National Bargaining Council as part of the Road Freight Industry Agreement, approximately 10% are represented by the National Bargaining Council under the Sugar Industry Agreement, approximately 35% of the employees belong to the South African Transport and Allied Workers Union, and approximately 0.06% of the employees belong to the Motor Industry's Bargaining Council.

No trade unions or collective bargaining agreements exist in Barloworld's industrial distribution division within its US businesses. Individual trade union representation exists within the european handling business, but no collective bargaining agreements exist. Work Councils representing all employees exist in Holland and Belgium.

The involvement of employees in decision-making is extensive throughout the company and an integral part of Value Based Management.[LA13] The company does not have formal joint decision-making bodies with trade unions. In most regions of the world where we operate, employee consultation on issues such as wages and retrenchment is legislated.

Performance management and reward

In terms of employee value creation, incentive schemes have been implemented within most business units with the aim of rewarding excellent performance by employees. These are linked to both business unit and Barloworld overall strategic plans.

Value Based Management is built on a foundation of world-class people who make an extraordinary contribution to the success of Barloworld. These people are recognised for their efforts and contributions in performing beyond the call of duty through the annual CEO Awards in each business unit, as well as the overall competition (see page 12).

Perception surveys

Barloworld aspires to be an employer of choice. Currently in South Africa we participate annually in the Deloitte "Best Company to Work For" survey.

Employee Value Creation will be used to its full potential to ensure that we achieve this goal. The success of these efforts is illustrated in the strong performance of our group companies in the Deloitte "Best Company to Work For", an external survey that measures many aspects of the work contract and experience in South Africa. PPC came first overall, and another six of our companies, including Avis, were ranked in the Top 40. PPC also ranked first in the Manufacturing, Engineering and Production Category for the third consecutive year. Barloworld Logistics ranked first in the Logistics, Shipping and Transportation category.

The annual Barloworld Individual Perception Monitor (IPM) survey is conducted to measure the perceptions of our employees against standards that create value for the employee. Through the survey, we are able to benchmark the different businesses within the group, monitor areas for improvement and areas where additional focus is required.

The third measurement process is the Self Assessment Audit, where every management team globally measures the progress made by their business in the Employee Value Creation process. The results of these surveys will assist us to continually improve our processes.

Movement of employees out of Barloworld [LA2]	Equipment	Industrial Distribution	Motor	Cement and Lime	Coatings	Scientific	Steel Tube	Logistics	Corporate	Total
Resignations	343	389	841	136	233	174	38	145	21	2 320
Deaths	11	4	27	4	18	–	7	9	–	80
Dismissals	82	204	120	16	31	111	8	11	4	587
Retirements	20	28	71	18	24	21	12	2	6	202
Retrenchments	17	57	53	47	3	91	31	134	3	436
Total	473	682	1 112	221	309	397	96	301	34	3 625

The best company to work for in South Africa

Barloworld's cement and lime business, PPC, has been named the overall winner of the 2005 Deloitte "Best Company to Work For" survey of South African business. The first place ranking is a remarkable achievement and follows sixth place in 2003 and second place in 2004. The business also ranked first in the Manufacturing Category for the third consecutive year. The survey has been running for five years.

"We are constantly in awe of the efforts made by our people to provide top performance, quality product and best-in-class customer service. They are always willing to go the extra mile because they are proud of this company and their association with it."
Orrie Fenn, chief operating officer at PPC

Much of PPC's success has been attributed to the Kambuku project, initiated in 2000 by John Gomersall, Barloworld executive director, Cement and Lime. It is founded on creating a climate in which every employee in the company has the opportunity to make a contribution and be recognised for their input to achieving success.


Deloitte.

Transfer opportunities within Barloworld

During the year there were 1 346 transfers within the company. The Barloworld Career Opportunities site on our intranet was developed with the aim of retaining the talent that already exists within Barloworld, by supporting integration across the group, and offering business units an internal recruitment tool which reduces costs and lives up to our communication promise and our statements on employee value. The site is accessible from our Barloworld intranet and attracts responses from our employees worldwide.

Employee communication

Transparent, clear and open communication is part of the way that Barloworld does business, and regular communication between employees and management across all businesses is vital if we are to build a global organisation. Our communication initiatives reinforce Employee Value Creation and assist in communicating Barloworld goals and strategies.

Most employee communications are conducted through personal contact supported by newsletters, committees, Value Based Management briefings and employee participation forums. The frequency of such interactions varies. Issues raised by employees in the various forums and meetings are usually addressed immediately after they are raised. In addition, there are structured negotiations and consultation with recognised unions at various workplaces and enterprises. The majority of our employees have access to our intranet, affording them the opportunity of being kept fully informed about developments in their business unit and the company as a whole.

The Barloworld Induction Programme is CD-based and shares Barloworld initiatives and strategies and reiterates the philosophy of Value Based Management and Employee Value Creation. In 2004, the Tony Online project was launched, which gives employees around the world a direct link to CEO Tony Phillips via our Barloworld intranet.

Our quarterly newsletter, *Building Barloworld*, is in its 17th edition and continues to share best practice, strategy and human resource initiatives with all our employees. Supported by the *Building Barloworld* video and CD, employees are able to meet colleagues from around the world and see Tony Phillips sharing business messages. In addition, almost every business unit has its own specialised internal publications. These and many more activities ensure that we carry Employee Value Creation across all of our businesses.

People development and training

We dedicated an average of 51 hours as training to every employee in 2005.[LA9]

Our approach is to ensure that every leadership position is:

- filled with a fully competent individual now and in the future; and
- necessary and adds appropriate value in our goal of 2x4x4.

Because we aim to grow leaders from within our businesses, we also aim to ensure that the leadership pipeline is effective from top to bottom.

In 2004 we introduced an intellectual capital review (ICR) system. This enhanced approach to managing our leadership pipeline has a primary objective of improving our understanding of the intellectual strength of the leadership in Barloworld and developing that leadership talent in the different businesses. The longer-term objective is to have an integrated system to foster appropriate career development and integrated succession planning processes. This enables us to meaningfully examine our existing leadership and plan for future leadership growth.

Barloworld offers internship programmes in South Africa for the TOPP (Training Outside Public Practice) programme for Chartered Accountants (CAs), which aims to recruit and train prospective CAs and leaders for Barloworld. This enables us to support our South African Institute of Chartered Accountants mandate as an "approved training organisation", meet Black Economic Empowerment requirements, enhance our reputation as an "Employer of Choice" and support the development of future skills for South Africa. There are currently four students on the programme and a further six have qualified as chartered accountants.

Bursaries are offered to students in South Africa who meet certain requirements by qualifying with a degree that can be leveraged by Barloworld. We fund the studies of these students with the agreement that once qualified they will take a position in the company for a specified period of time. We currently sponsor 36 bursaries.

Barloworld has established executive and management development programmes with the Gordon Institute of Business Science (GIBS) in Johannesburg, South Africa, where delegates are drawn from Barloworld operations around the world. The Executive Development Programme (EDP) and Leadership Development Programme (LDP) are formalised training programmes designed to build the functional capabilities and promote general leadership development. To date a total of 326 managers (252 LDP delegates and 74 EDP delegates) have benefited from the programme since inception in 2000.

Programmes to support the continued employability of employees and to manage career endings[LA16] include retirement seminars and support, as well as generic life skills training.

Employee innovation [LA4, LA13]

Throughout our businesses, we actively encourage the submission of employee ideas that could lead to innovations in our products and services, and the way in which we currently do business. Employees made 9 051 recorded suggestions for business, process, product and/or structure improvements, 48% of which were implemented. Divisional examples include the "Suggestions Management System" implemented in 2004 by Barloworld STET, our Portuguese equipment dealership. By January 2005, almost 20 ideas have been received, and a number implemented. Similarly, Barloworld Coatings Australia's "Ideas Fountain" stimulates innovation from employees, and is linked to the formal recognition and reward systems within the company. In PPC, of 4 200 suggestions made, 2 072 were accepted.

Health and safety

Management systems [LA5, LA14]

The management of Health and Safety is seen as an integral part of employee value creation and how we do business. We apply the principles contained in the ILO Guidelines on Occupational Safety and Health management systems that include:

- The identification, elimination or control of work-related hazards or risks;
- Instruction or training of line managers to take responsibility for health and safety, and engage employees through workplace forums and health and safety committees;
- Targets are set for continuous improvement; and
- We comply with the relevant national laws and regulations.

Regular audits are conducted by Marsh (SA) (Pty) Limited, who are external risk consultants.

In the motor division, all dealerships are audited and scored on a Trend Tracker Risk Audit programme once every two years. This is an internally driven programme that covers elements of health and safety and is done in conjunction with an external risk company. Within the cement and lime division, the Zimbabwe and the Botswana operations were implementing health and safety management systems based on NOSA at the time of that organisation's demise. Zimbabwe was aiming for the equivalent of a NOSA three star standard while Botswana was targeting a five star equivalent. Other service providers which can provide an acceptable equivalent system evaluation and verification service are currently being investigated. Barloworld Coatings Australia is committed to significantly upgrading and improving their safety, health and environmental system, due to be rolled out in February 2006.



CREATING VALUE FOR OUR PRINCIPALS AND SUPPLIERS

[illegible] *Branch Manager* [illegible] *Handling USA*

A [illegible] contract was signed with [illegible] of America, one of the [illegible] manufacturers and distributors of broadloom carpet in the United States on 21 December 2004. They needed 150 units [illegible] took on the [illegible] that [illegible]

- [illegible] customers
- [illegible] for [illegible] employees
- increased returns for shareholders
- [illegible] with suppliers and manufacturers
- [illegible]
- [illegible]

[illegible] Georgia branch [illegible] largest maintenance [illegible] from a US customer that Barloworld Handling US have ever experienced.

Our business is built on a rock solid foundation of long-term partnerships. We have been a Caterpillar dealer since 1927, a Hyster dealer since 1929 and we have represented several of the world's leading automotive brands in the marketplace for many years. We know that in an ever more integrated world, unless we create value for our principals and suppliers we cannot build a sustainable business.

There have been no instances of non-compliance with regulations during the current reporting period.

Lost-time injuries and fatalities LA7

Our average lost-time injury frequency rate (LTIFR) for 2005 was 1.9 hours per 200 000 hours worked. The LTIFR is a calculation of the number of occupational injuries which resulted in an employee being unable to perform his or her duties for one full shift or more on the day following the day on which the injury occurred, whether it is a scheduled work day or not.

We are saddened to report eight work-related fatalities that occurred during the year under review. Four of the fatalities were due to motor vehicle accidents (three in Barloworld Equipment SA and one in PPC) and four were machinery related (three in PPC and one in Barloworld Equipment SA).

LA5

Practices on recording and notification of occupational accidents and diseases across the group comply with group best practice and local legislative requirements. Accidents and incidents are monitored and trends analysed to prevent reoccurrences.

LA6, LA15

Formal joint health and safety committees comprising management and worker representatives cover all staff in South Africa, in accordance with the Occupational Health and Safety Act. Elsewhere, operations comply with local legislation. Furthermore, adherence to the OHSAS 18001 Standards for Health and Safety management ensures consultation with all relevant stakeholders regarding all matters relating to health and safety in the workplace and the impact on health and safety of communities and other stakeholders.

With regard to health and safety, no material improvement notices or fines were issued.

Employee wellness

Barloworld adopts a proactive approach to employee wellness with initiatives that include occupational health programmes, primary health care, the provision of medical aid/insurance and employee assistance programmes.

We have 21 on-site clinics in southern Africa that provide a comprehensive range of wellness programmes to 7 600 employees.

Absenteeism LA7

Absenteeism due to ill health across all our divisions, as an indicator of productivity, is relatively low. For many years our sick absenteeism rate in southern Africa has been in the region of 1.5% and the combined ill-health retirements and mortality from all causes stands at 1%.

HIV/Aids LA8

Our employees in southern Africa are encouraged to know their HIV status through confidential voluntary counselling and testing (VCT). People living with HIV/Aids can access antiretroviral medication from their medical aid, company-sponsored programme or the state.

In South Africa, approximately 6 500 employees participated in "Know your Status" campaigns at 80 sites during the past 18 months, with an 85% response rate. 6.1% of these participants are HIV positive. The prevalence amongst our employees in other southern African countries varies between 5 and 20% as determined by anonymous testing or "Know your Status" campaigns. R2 million has been spent during the past two years on prevention in tiatives, anonymous testing and "Know your Status" campaigns.

Twenty-five employees were placed on ill-health retirement or died as a result of Aids-related conditions. There were no cases in the managerial, executive or professional category, seven in the skilled category, 16 in the semi-skilled category and two in the unskilled category. This equates to a staff turnover of 0.35% of employees per annum, down from 0.56% in 2004. This reduction is attributed to the greater use of antiretroviral medication.

Policies preventing discrimination HR4

An equal opportunity framework is in force throughout the company. The only circumstances where discrimination is permissible in Barloworld are in South Africa in applying affirmative action and Black Economic Empowerment measures in terms of the Employment Equity and Black Economic Empowerment Acts. These exceptions are designed to ensure sustainability of the business in the South African context and mend past social deprivations.

Freedom of association and collective bargaining HR5

Freedom of association is another of the human rights enshrined in and protected by the Barloworld Code of Ethics and Code of Corporate Conduct and is fully supported throughout the company. We have a long-standing tradition of recognising and dealing with trade unions representing our employees at the various workplaces and enterprises.

Child labour and forced or compulsory labour HR6, HR7

The Barloworld Code of Ethics prohibits the use of child, compulsory or forced labour. This prohibition is enforced throughout. For the year under review, there were no incidents of child, compulsory or forced labour in the company.

Employee training on human rights policies HR3

Respect for the human rights of employees is enshrined in Barloworld's Code of Ethics and Corporate Conduct, which is communicated to all employees in the course of their induction and training procedures.

Disciplinary appeal practices [HR9]

Formal disciplinary procedures in our company provide a framework for fair, systematic and uniform exercise of discipline in the workplace. The aim is usually to ensure an educational and corrective outcome. Accountability and responsibility for disciplinary action is vested in line management. An employee who is subject to a formal hearing, may typically elect to be assisted by another employee from the same department.

In the case of dismissal, a formal appeal may be lodged with the head of the relevant department. Such appeal will be heard by the senior manager on site. If this is successful, the employee will be re-instated retrospectively with no loss of basic employment benefits. Should an appeal fail, the dismissal will become effective in terms of the original notification.

Grievance procedures consist of formal channels for resolving grievances at the earliest possible stage. Responsibility for settlement of grievances vests in line management. In presenting a grievance, an employee may not be placed at a disadvantage through lack of knowledge or skill. There is a facility for representation by any other permanent employee. An interpreter would not be classified as such a representative.

Barloworld guarantees employees and their representatives, if any, that use of the company's grievance procedure will not jeopardise either their respective positions or the merits of the case. This acts as a non-retaliation policy.[HR10]

Our approach to human rights [HR1, HR2, HR3, HR11]

Barloworld has developed policies and guidelines in relation to employment, labour relations, health and safety, and training and development that accord with the Universal Declaration of Human Rights, the Fundamental Human Rights Conventions and the provisions of the Constitution of the Republic of South Africa, which has an exceptionally strong orientation towards human rights as well as a formal Bill of Rights.

Legal protection of human rights varies in the countries in which Barloworld operates. Where gaps exist between the company's policy or guidelines and the law of the relevant country, the approach adopted is to follow fairness in principle and implementation, with applicable law as the minimum requirement.

All employees are engaged on terms which conform to the labour standards of the relevant country. In South Africa, conditions of employment are closely regulated and a body of legislation and industry charters prescribes employment measures designed to rectify historic prejudices suffered by large numbers of the population.

There are no recent examples available which illustrate the application of this approach in investment and procurement decisions as we have not been confronted with human rights dilemmas.

COMMUNITIES [2.9]

Our approach to communities is an integral part of the way we manage our business. We recognise our major impact on the social, environmental as well as economic well-being of communities where our operations are situated, especially in Africa. [SO1]

We have a long history of involvement in corporate social investment activities stretching back decades. Our Value Based Management philosophy guides Corporate Social Investment (CSI) interventions in communities and the environment through strategic development partnerships.

We address the question of creating value for our communities at a series of levels and intensities across the many parts of the world in which we operate. Where we have substantial operations our community focus is on the immediate areas in which we operate and where our employees live. A typical example would be a cement factory in South Africa, where we may be the primary employer in the town where it is located. In these circumstances we are intimately and directly involved in all aspects of that community's life, from the schools to the roads to community forums. Where our businesses are in urban areas we typically form a smaller part of the landscape. However, we see ourselves in successive layers, alongside government and the communities themselves, as part of regional, national and global communities and take our responsibilities of corporate citizenship seriously at all these levels.

Investing money and skills

Our Community Value or Corporate Social Investment (CSI) programme, which is focused on southern Africa, is managed by the CSI department based in our corporate office in Johannesburg, South Africa, and includes both direct expenditure by the company and disbursements from the Barloworld Foundation. Direction is provided through quarterly meetings of a CSI committee. This committee comprises the CEO, four other executive directors and three executives from the corporate office.

We are committed to allocating 1% of the company's global profit after tax to CSI activities. In 2005 the company spent R21.1 million (2004: R14.2 million) directly on its community projects. This amounted to 1.0% of profit after tax (2004: 0.8%).

Our approach is to seek long-term development partnerships with 10 to 15 carefully selected NGOs (non-governmental organisations) who are credible, accountable and demonstrate the ability and capacity to deliver the services they undertake.

We seek partnership with organisations which have a wide geographic reach rather than selecting a few areas of perceived need and focusing on those at the expense of others. The exception to this rule involves pilot projects which represent emerging best practice, which can be replicated to positively impact on policies or systems.

Rather than indulge in "cheque-book CSI", Barloworld often seeks representation on our partners' boards or management committees, adding value through executive time and intellect as well as funding.

Throughout our global operations, employees are also encouraged to become involved in a practical, hands-on manner in their own communities. Employee community involvement takes place, in many instances, through the structured team forums that drive value creation in the organisation. For example, Barloworld Logistics has implemented an annual community day for every employee in the company. This is effectively an extra day's leave that must be used to interact and assist with socio-economic issues in the local community.

Managing community impacts [SO1 and EC13]

Our approach to communities is an integral part of the way we manage our business. We recognise our major impact on the economic well-being of communities where our operations are situated in South Africa, southern Africa and Australia, in particular through the multiplier effect on the families our employees support on their salaries. For this reason, when coatings decided to acquire two new businesses, Midas Paints and Prostart, during the year they undertook to maintain the staff complement to avoid any community hardship. In addition, logistics supply chain initiatives have resulted in outlying communities having greater access to our clients' products than they have had before. Some of our suppliers are also solely dependent on us. We are also a major source of revenue for local governments where we operate.

Group CSI spend 2005


Welfare including disaster relief 6%
Sports 2%
Safety and security 25%
Policy monitor and advocacy 1%
Leadership development 1%
Job creation/BEE 21%
Environment 4%
Education 15%
Arts 1%
Sustainable business 5%
Health including HIV/Aids 7%
Unspecified 12%

Managing indirect economic, environmental and social impacts [3.17]

We require our suppliers to comply with various environmental and social standards. These include a Black Economic Empowerment procurement policy across all of our South African operations and strict environmental performance criteria on all suppliers to our cement and lime business.

We are furthermore increasingly taking into account indirect impacts from our operations, such as the increased road transport and its effects, including accidents, use of fossil fuels, as well as congestion of roads and traffic infrastructure, that our motor and logistics divisions may have.

Our major NGO partners in 2005

Organisation	Focus	Website	Barloworld executive involvement
The Business Trust	Job creation	www.btrust.org.za	✓
Mindset Network	Schooling, health and livelihood	www.mindset.co.za	✗
National Business Initiative	The role of business in society	www.nbi.org.za	✓
Business Against Crime	Law and order	www.bac.co.za	✓
NOAH (Nurturing Orphans of Aids for Humanity	HIV/Aids orphans	www.noahorphans.org.za	✓
Penreach	School-based education outreach: "teach the teacher"	www.penryn.co.za	✗
Endangered Wildlife Trust	Conservation	www.ewt.org.za	✓
African Leadership Initiative	Leadership development	www.africaleadership.net	✓
Business and Arts South Africa	Arts	www.basa.co.za	✗
Global Business Coalition on HIV/Aids	HIV/Aids in the workplace	www.businessfightsaids.org	✗



CEO's Award finalist Geraldine Downey. [illegible]

CREATING VALUE FOR THE COMMUNITIES IN WHICH WE OPERATE

We
. . . lead in corporate citizenship
. . . are highly ethical in the way we do business
. . . are signatories of the United Nations Global Compact
. . . have strong social investment programmes
. . . care about our natural environment and search for ways to reduce our impact on it
. . . report transparently in accordance with the Global Reporting Initiative
. . . are a member of the JSE Limited's Socially Responsible Investment Index.

Investing in the future



The Batsweledi[4] project aims to address the need to supply both future demand growth in South Africa and the eventual replacement of capacity from older production facilities.

It aims to increase the company's cement capacity in South Africa by just over one million tons per annum.

[4]Sotho word meaning "growing into the future" – the winning suggestion from a competition among employees to name the project.

In terms of creating value for the community, the project will create approximately 130 direct permanent new jobs and employment directly and indirectly during the construction period for several thousand more.

Eco-benefits include significantly lower greenhouse gas emissions from replacing old plant with state-of-the-art technology, as well as a reduction in fossil fuel consumption per ton of cement produced.

R1.23 billion	R130 million
A new kiln line and related infrastructure at the Dwaalboom cement factory, Limpopo province (on the border with the North West province).	Recommissioning and upgrading the existing cement milling facility at the Jupiter factory in Johannesburg.

Q1 2006
on site work starts at Dwaalboom

Q2 2008
new capacity comes on line

Alexandra's gogos# are in good hands



It was a great day of celebration today at the Phutadichaba Satellite Clinic and Community Centre in Alexandra, when it was announced that R1.5 million* had been raised to upgrade and start reconstruction of this vital clinic, servicing the needs of 24 000 disadvantaged, elderly and disabled patients. "Alex" is the famous former township a stone's throw away from Barloworld's corporate headquarters in Johannesburg, South Africa.

Tony Phillips, CEO of Barloworld, took part in the sod turning ceremony to the enthusiastic applause, and singing and dancing of the audience, including 250 pensioners.

"In 1996 the Alexandra Health Centre opened our satellite clinic at Phutadichaba where facilities were minimal. We started as a small clinic and have now developed into a fully-fledged health service, servicing the needs of the old and disabled people of the area. With the rise of HIV/Aids, we believe that these services will continue to play a major role in uplifting the health care to the community in the future."

"One day you too will be old!" Phillips reminded the youth who sang at the ceremony as he noted that social upliftment of disadvantaged communities is both a core part of Barloworld's purpose to create value for all its stakeholders and an imperative in creating a sustainable future of South Africa.

 # Gogo is the Zulu word for grandmother

** Barloworld has worked on many projects with the Alex community over the years. Including the upgrade of the Alexandra Health Clinic and building of the Alexandra Community College (now the Alexandra campus of the Johannesburg College). With an investment of R500 000, it is the largest contributor to Phutadichaba Satellite Clinic and Community Centre.*

Government

Governments, as the source of legislation and regulation that may have a profound effect on our operations, are other important stakeholders for all our businesses. We have regular individual contact between senior management and key members of government departments and portfolios in South Africa in order to stay abreast of government thinking and initiatives.

Political lobbying and political donations [SO3, SO5]

We regularly engage lawmakers on matters affecting our businesses around the world. We do not retain professional lobbyists anywhere and our approach is always transparent and constructive.

We do not fund political parties or their candidates.

ENVIRONMENTAL PERFORMANCE

During 2005 we have taken our environmental indicator reporting to a new level and are able to publish quantitative company-wide data with the internal collation of statistical information from all our operations into a central database. There are still, however, gaps in the information against which we are unable to report, but we are giving priority to those issues that are most relevant and material to our businesses.

Management systems and processes

The main environmental issues across the group include greenhouse gas emissions emanating from our motor, logistics and cement and lime operations, responsible use and disposal of chemicals, use and disposal of batteries, oil and tyres, increasingly stringent compliance requirements, particularly in the EU, and customer demand for ISO 14001 certification.[5]

Our divisions have varying strategies in place to mitigate any environmental risks emanating from their operations. For example, coatings converts, where possible, to water-based formulations for its products, is investing in a water treatment

[5] ***ISO 14001*** *A global standard created for corporate environment management systems by the International Organisation for Standardisation.*

Barloworld environmental policy* 3.13

Our environmental strategy is to strive to minimise the environmental impacts of our operations. Environmental considerations form an integral part of daily business, including management planning, capital expenditure and operating procedures.

Clear reporting structures at all operations culminate in compliance with relevant legislation and adherence to this policy being reported to the risk and sustainability subcommittee, and from there to the board of directors.

In all operations we undertake to:

- establish clear accountability for environmental performance with top management;
- comply with relevant environmental policies and laws, and other standards and codes of practice to which the company subscribes;
- carry out life cycle assessments of products;
- strive to minimise the impacts of our activities on the global, regional and local environment by:
  - developing environmentally sound processes and products;
  - optimising resource utilisation efficiency;
  - minimising emissions and wastes;
- promote environmental awareness in our operations to ensure that everyone has the skills and knowledge to comply with this policy;
- maintain open dialogue with stakeholders to promote environmental protection and social upliftment;
- participate with government and other bodies in developing effective legislation and standards to safeguard the health and safety of workers, and quality of the environment;
- encourage suppliers and contractors to provide environmentally sound goods and services; and
- develop contingency procedures to deal with unscheduled occurrences and community concerns.



Environmental management systems will be implemented in all operations to guide and track progress in meeting predetermined objectives and targets, and to demonstrate environmental responsibility and accountability at all levels of management and continual improvement of environmental performance through self-assessment and auditing.

Barloworld is committed to regular assessment of its environmental performance and policy, and to report thereon annually.

** This is a summary version of the full policy statement, the full text of which can be found on our website at www.barloworld.com.*

capability for International Chemical Corporation (ICC) and in a solvent recycling plant for Barloworld Automotive Coatings. In addition, the division is investing in research at the Alberton and Stellenbosch University laboratories to reduce volatile organic compound (VOC) levels and remove toxic raw materials. The motor division offsets carbon emissions through a tree-planting programme, while cement and lime's strategic plan includes the upgrade of dust filters at its cement factories. Scientific division's Melles Griot conducts careful auditing and reviewing of all contractors, which involves verification of the inspection and certification records by local governmental agencies of contractors. Equipment undertakes regular risk audits, performed by Marsh SA. Steel tube has set targets to reduce the use of hazardous chemicals and water, and implement a waste segregation programme.

Certified management systems

The majority of Barloworld's manufacturing sites are either ISO 14001 certified or operate to an internal standard system designed to produce similar results. The company has an ongoing process of ISO 14001 certification which is aimed at ensuring all manufacturing operations are compliant.[3.20] As we operate in a multitude of international locations, standardised environmental management systems will enable us to better respond to issues. It is also increasingly a competitive requirement for a company such as ours.

Non-certified sites

Environmental impacts at non-certified operations are managed through annual risk management audits and the Barloworld Group Environmental Minimum Compliance Guideline.

ISO 14001	Accredited operations	Targeted operations
Equipment	• Barloworld Equipment at Middelburg in South Africa	Botswana operations are launching a certification programme in 2006.
Motor	• Avis Rent-A-Car Sweden	Avis Norway anticipates obtaining ISO 14001 accreditation in early 2006.
PPC	• ISO 14001 compliant in all divisions in South Africa and Botswana, except for PPC aggregates, which follows the ASPASA About Face environmental management programmes for sand and aggregate industries.	PPC's objective is to certify all sales and marketing operations and cement and lime manufacturing operations, to a universally accepted management system within the next year.
Coatings	• Barloworld Plascon South Africa • Barloworld Automotive Coatings	Barloworld Coatings anticipates implementing ISO 14001 Environmental Management Systems in its operations at ICC, Hamilton Brush, Africa operations and Coatings Australia within the next two years.
Scientific	• Melles-Griot operations in Japan	No current plans.

Resource use

Materials EN1, EN2

The broad range of products and services offered by Barloworld gives rise to the use of a diverse range of materials. The key materials we report on, other than water, identified in our analysis in 2005 are set out in the table below, indicating volumes where they are measured, and the business unit in which they are located.

At present, we do not have meaningful data on the percentage of materials we use that are wastes from external sources, but it is estimated to be well below 1% of total materials used.

Energy EN3, EN4

Most of Barloworld's operations are not significant consumers of energy within the context of energy consumption in the societies in which we operate. The exceptions are:

- Our cement and lime operations which use coal, petroleum products and electricity in their manufacturing operations; and
- Our motor, equipment, industrial distribution and logistics operations, all of which own or operate fleets of vehicles running on petroleum products.

Major material	Volume	Unit of measure	Business unit
Acids	1 736	kilolitres	Coatings, equipment and steel tube
Additives and colourants	17 208	tons	Cement and lime, and coatings
Dolomite	135 967	tons	Cement and lime, and coatings
Extenders and fillers	556 065	tons	Cement and lime, and coatings
Gypsum	169 126	tons	Cement and lime
Limestone	10 017 259	tons	Cement and lime
Lubricants	4 231	kilolitres	Equipment, logistics, motor and scientific
Paints and oils	2 224	kilolitres	Coatings and steel tube
Solvents	27 057	tons	Coatings and motor
Propane	6 267	tons	Scientific
Natural gas	235 941	tons	Scientific and coatings
Coal	893 712	tons	Cement and lime
Packaging material	Not measured accurately		
Paper	Not measured accurately		
Tyres	Not measured accurately		
Wood	Not measured accurately		

	2003	2004	2005
Electricity[1]	655 344 MWh	645 640 MWh	**805 852 MWh**

[1] *Electricity figures for 2005 exclude industrial distribution and logistics business units, which do not have the systems in place to measure electricity usage.*

The table above provides an indication of the electricity use in megawatt hours (MWh) reported on since 2003. The large increase in 2005 electricity use can be mainly attributed to the improved reporting systems in place.

Total fuel usage in the period under review 31 million litres. This figure excludes the industrial distribution division, which does not yet have the systems in place to measure diesel use, as well as the corporate office, which uses insignificant volumes of diesel. No accurate figures are available to provide comparison with previous years.

At this stage, initiatives to use renewable energy sources(EN17) are limited to Finaltair, our renewable energy business in Spain (see case study on page 59).

Energy efficiency improvements

The coatings business made changes to the cleaning procedure in the resin reactors at Mobeni factory, which has resulted in reduced gas usage, and its power factor correction equipment is being updated, which should result in reducing overall electricity consumption.

The PPC capital programme will result in marked reductions in energy consumption in the cement and lime business when the new Dwaalboom kiln line is commissioned and more energy efficient mills are installed. The company will be able to meet its target of 15% reduction in energy consumption by 2014.

The steel tube business unit at its Barloworld Galvanizers operations has installed a new galvanising kettle, resulting in 22% versus 43% heat loss ratio and an overall gain of 6% in energy efficiency. The motor and logistics businesses, through the transportation management division, operate fleets that are replaced on a regular basis and receive regular services. This promotes a reduction in diesel usage and a resultant reduction in emissions, as well as greater efficiencies for our clients.

Caterpillar ACERT Technology optimises performance of their engines through incremental improvements that meet today's clean air regulations. Multiple injection fuel delivery involves a high degree of accuracy. Precisely shaping the combustion cycle lowers combustion chamber temperatures, generating fewer emissions and optimising fuel combustion. This means more work output for fuel cost.

Water EN5, EN20

Barloworld operations source most of their water requirements from municipal and local government water supply systems. Only our cement and lime operation uses substantial quantities of water (approximately 83% of the 5 786.7 Mℓ reported in 2005) but has no significant impact on any water-related habitats or ecosystems.

The large increase in water use measured in 2005 (see table below) can be attributed to the following:

- The inclusion of water figures from the lime and aggregates division of PPC, which were previously excluded;
- A marginal increase (3.5%) in water consumption from the coatings business unit, as a result of the move globally from solvent to more environmentally friendly water-based paint;
- The increase in expansion of operations in Africa and Europe in the equipment business unit; and
- Improved reporting throughout the other business units.

Water sources EN20, EN21

All business units source their water from municipal sources, apart from cement and lime. PPC's cement operations draw water from various water resources such as underground sources during quarrying operations, boreholes, dams and the Berg River in the Western Cape.

	2003	2004	2005
Total water use (Mℓ)[1]	2 840.2	3 726.5	**5 786.7**

[1] *Water use figures exclude Industrial distribution and logistics business units which do not have the systems in place to measure water use.*

Renewable energy in Europe



Barloworld is powering its way into renewable energy in Spain, using waste material and caterpillar engines to generate power. This €14 million (R107 million) biomass plant in Valencia produces nine megawatts of environmentally friendly power using wood offcuts from the furniture industry. The plant burns the waste wood and operates in a combined cycle with a CAT 3616 natural gas generator set and a steam turbine.

Discharges EN12, EN32

No water sources and related ecosystems and habitats are significantly affected by discharges of water and runoff. In coatings all effluent water is treated and sampled prior to being discharged into the municipal rain water systems at all factories. In cement and lime no water is discharged from the cement manufacturing process. Water is mixed with lime filter dust at the lime manufacturing operations and disposed of as sludge in evaporating ponds. Some operations treat and reuse sewage effluent discharge from offices and residential units for their gardens.

Total recycling and reuse of water EN22

A new water recycling plant was installed in the International Chemical Corporate (ICC) division of coatings in the latter part of this year, which has resulted in 4.79 megalitres of water being recycled, and has greatly reduced the monthly consumption of municipal water. Several operations within PPC are currently installing equipment to recycle sewerage water as process water. The Dwaalboom expansion project has included recycling of water as an integral part of its planning and design. Other operations either do not measure reuse of water, or have an insignificant impact.

Biodiversity EN6, EN7

The majority of our operations are conducted in industrialised and urbanised areas and accordingly we have minimal impact on terrestrial, fresh water and marine environments, or biodiversity-rich areas. The exception is our cement and lime operation which operates on approximately 17 332 hectares of land classified as high biodiversity value, rare or endangered vegetation/"veld".

During 2005 PPC applied for a prospecting licence to determine the viability of gypsum reserves in the Knersvlakte bioregion in the Western Cape. The environmental management plan for prospecting activities includes a comprehensive rehabilitation programme to establish the nature and rate at which the sensitive Knersvlakte vegetation will recover from disturbance through mining activity.

Furthermore, at the Riebeeck factory in the Western Cape considerable effort has been made to modify the waste dump profile and footprint in order to preserve the scarce renosterveld. At Grassridge an environmental monitoring committee comprised of stakeholders from all walks of life interact with the Grassridge personnel on a regular basis to ensure protection of the Eastern Cape bontveld biome. A comprehensive programme of temporary relocation of protected vegetation ensures the restoration of the bontveld biodiversity after rehabilitation of mined areas has been completed. A similar programme is envisaged for the prospecting activities in the Western Cape Knersvlakte bioregion. The rehabilitation of the now closed Loerie operation has been finally approved by the Department of Minerals and Energy.

To mitigate the impact of the motor division's contribution to the depletion of fossil fuels and concomitant rise in gaseous emissions, tree-planting initiatives are undertaken in South Africa. In the equipment division, environmental impact assessments have been conducted at Middelburg site. In addition, an oil skimmer has been installed to prevent any contaminated rainwater from being discharged into the adjacent river.

Emissions EN8, EN10

The process of cement and lime manufacture results in substantial emissions of CO_2 – approximately 600 kg for every ton of product manufactured. PPC is a signatory to the South African Energy Efficiency Accord via the Association of

Cementitious Materials Producers. This commits it to improving energy efficiency and reducing emission of greenhouse gases.

The cement and lime division has both NOx and SOx emissions. The installation of equipment at the operations will enable PPC to quantify these emissions, as well as other gases, which have the potential to pollute the air. The conversion of the operating authorisations to emission licences within the next three years will provide an opportunity to set targets of performance which will contribute to improved ambient air quality in the regions in which the company operates.

Waste [EN11, EN31, EN13]

All wastes are disposed of responsibly through re-use, recycling, recovery, incineration or landfilling. Wastes generated include: acids, batteries, glass, lubricants, steel, packaging, pallets, paper, plastic, solvents, tyres and water. Volumes are not reliably quantified across all the divisions.

Hazardous waste is generated at a number of the manufacturing sites of Barloworld. The waste is collected from the sites by registered hazardous waste contractors and disposed of at registered hazardous waste sites. The waste reporting systems across all business units are not robust enough to produce reliable information for 2005. However, the most hazardous substance in terms of volume, Spent Pot Liner (SPL), is quantified by PPC. SPL is used as an alternative source of fuel and raw material at several operations in the Eastern Cape, North West province, Gauteng and Limpopo. The material is classified as hazardous in terms of South African legislation. Authorisation for its use has been obtained and storage facilities are being approved by the department of Environmental Affairs and Tourism and the Department of Water Affairs and Forestry. 18 196 tons of SPL was used by PPC during 2005.

We do not have data on the percentage by weight of our products sold that is reclaimable or the percentage that is actually reclaimed.[EN15]

Coatings has determined that the steel and plastic containers are often not recycled due to the cost of cleaning out any paint and label contamination. Coatings is piloting a new solution in China where paint is supplied in bulk containers, minimising the steel resources used on cans and making the bulk containers reusable.

In cement and lime the risk of contamination of the product during use, thereby impacting on product quality, prevents recycling or reuse of product materials. Waste generation is reduced by the provision of technical support to consumers in the form of mix designs and quantity estimates, both for optimal use of product and waste reduction.

Legal non-compliance [EN16, EN13]

Three incidents of environmental legal non-compliance were reported for the period under review:

- Steel tube conducted a tube plating business, and also operated a tube washing plant at the Ham Street site in Boksburg, South Africa, for a number of years. When the plating plant and the coupled effluent plant was sold, and the washing plant was uplifted and moved to another site, it was found that the concrete bunds surrounding these operations and the concrete chambers of the effluent plant, had deteriorated. This in turn had led to ground contamination. The contaminated soil was removed and disposed of at a registered hazardous waste site and the site has been remediated. Monitoring boreholes have also been installed to ensure that the quality of the ground and the subterranean water remains acceptable and within legal statutory limits.
- At the equipment Isando site an increase in volumes at the wash bay resulted in the oi traps not being cleaned often enough. Consequently a fire was issued to the site by the municipality. The situation has now been resolved.
- In the UK operations of industrial distribution a leak from an underground pipe carrying heating oil lost approximately 3 000 litres into the local sewage system. The local Water Board in Birtely UK was involved and the situation resolved.

Performance of suppliers [EN33]

The major manufacturing business units of Barloworld, cement and lime and coatings assess the performance of their suppliers in their procurement practices.

- Cement and Lime: Environmental gatekeeper questions are included, as part of the accreditation process for suppliers of goods and services, to ensure environmentally responsible management throughout the supply chain. This has been completed for those goods and services purchased from the head office, and are currently being extended at plant level throughout the country for other suppliers. Assistance is offered to small, medium and micro enterprises (SMMEs) to include sound environmental practices in their business plans.
- Coatings: All suppliers and contractors must undergo appropriate training and are required to sign a standard agreement of environmental performance to the environmental management system requirements.

Furthermore, equipment's major supplier, Caterpillar Inc. (NYSE: CAT), has been selected a member of the Dow Jones Sustainability World Index (DJSI World) for the fifth consecutive year. The index recognises leading sustainability-driven companies worldwide.



CREATING VALUE FOR OUR EMPLOYEES

We attract, empower and retain talented and committed people. Seven of our businesses were ranked in the top 40 in the 2005 Deloitte "Best Company to Work For" survey in South Africa including PPC which was the overall winner.

Review of operations EQUIPMENT

BARLOWORLD EQUIPMENT

SOUTHERN AFRICA
- South Africa
- Botswana
- Namibia
- Zambia
- Angola
- Malawi
- Mozambique

IBERIA
- Spain
- Portugal

RUSSIA (JOINT VENTURE)
- Siberia

2.2, 2.7

Built on the foundation of being a Caterpillar dealer for 78 years, we supply solutions in earthmoving equipment, power systems and related equipment in Andorra, Angola, Botswana, Cape Verde, Lesotho, Malawi, Mozambique, Namibia, Portugal, São Tomé and Principé, Siberia, South Africa, Spain, Swaziland, Zambia and Zimbabwe. Our core Caterpillar offering to our customers in the mining, construction, marine and electrical power generation industries is supported by complementary brands which in southern Africa include: Boart Longyear (underground mining equipment), Dezzi (earthmoving equipment), Atlas Copco Drilling Solutions (rotary blast hole drills), Metso (mobile crushing and screening products) and Perkins (diesel engines). In southern Africa we have been the Hyster dealer for over 76 years. We also distribute through dealers Amazone, CLAAS, Gehringhoff and Massey Ferguson agricultural products in southern Africa. We represent MaK engines in Spain and Portugal and Mitsubishi lift trucks in Portugal. Our business model is built on providing total solutions to customers who buy our products. These may include rentals and maintenance and repair contracts.

	Revenue		Operating profit including fair value adjustments		Net operating assets	
	Year ended 30 Sept		Year ended 30 Sept		30 Sept	
R million	**2005**	2004	**2005**	2004	**2005**	2004
– Europe	**5 301**	5 117	**484**	475	**2 388**	2 103
– Southern Africa	**4 983**	4 939	**426**	404	**1 835**	1 824
Trading	**10 284**	10 056	**910**	879	**4 223**	3 927
Leasing (southern Africa)	**0**	180	**0**	28	**0**	0
	10 284	10 236	**910**	907	**4 223**	3 927
Share of associate income			**8**	3		


ME 01 SWL 5000 kg

CHIEF EXECUTIVE OFFICER, EQUIPMENT – LESTER DAY

LS Day *CA(SA) – British*
Lester (59) joined Barloworld in 1973 and worked in the equipment operations in South Africa, Zimbabwe and the United Kingdom, as well as holding a senior financial role at the Barloworld head office. In 1994 he was appointed financial director of Barloworld Equipment. A year later he was appointed managing director of the same business unit.

Leadership team

EQUIPMENT

Lester Day (59), CA(SA), chief executive officer. 32

Southern Africa

Peter Bulterman (49), HND Mech Eng, chief operating officer. 30
Kenny Gaynor (47), CA(SA), Elec Eng, group financial director. 13
Chris Gibb (56), managing director, mining. 35
Jackie le Roux (48), BCom, human resources director. 12
Charles Nell (48), MBA, chief information officer. 25
Geoff Tucker (54), CA(Zim), managing director, handling, agriculture and energy. 24
Rodney Wainwright (54), HND Mech Eng, managing director, construction. 36
John Polykarpou (45), CA(SA), director, After Sales. 20

Spain and Portugal

Santiago Salazar Coronado (54), BCom, general director, Iberia. 29
Alberto Garcia Perea (54), degree in Law, human resources director, Spain. 33
Graeme Lewis (45), MA (Cantab), ACA, financial director, Spain and Portugal. 10
Fernando Pastor (64), degree in Law and Politics, power systems director, Spain. 38
Guillermo Romero (64), degree in Law, machine sales and marketing director, Spain. 35
Viktor Salzmann (59), after sales and information systems director, Spain. 36
Fabriciano Velasco (63), Industrial Eng, materials handling sales director, Spain. 38

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

OUR BUSINESS IS BUILT ON CATERPILLAR

Our 78-year partnership with Caterpillar Inc. is a cornerstone of our VBM pyramid. This is best measured by the US$847 million, an increase of 6%, that we invested in Caterpillar products for resale this year. We also have orders on Caterpillar totalling US$543 million to back customer orders and to manage the lead times.

Caterpillar have recently announced their key goals for 2010. These are built around people, performance and profitable growth; and we are delighted to see their challenging annual revenue target of US$50 billion. This must augur well for our dealerships throughout our extensive dealer geography. It goes without saying that we endorse and fully support these goals.

Caterpillar continue in their role as the technology leader in the industry and are well positioned to market new products and technologies in an environment that is driven by increasingly stringent emission requirements.

It is interesting to note that Caterpillar have invested more than US$1 billion in research and development for ACERT engine technology and other clean diesel projects to help our customers meet today's standards and future regulations.

Global demand for Caterpillar equipment is strong. In the short term this has led to increased lead times, which have impacted our ability to benefit full from increased demand during 2005.

IBERIA REMAINS AT HIGH LEVEL PLATEAU

Earthmoving

Heavy construction in Spain remains at a high level, although extended delivery times for Caterpillar equipment have reduced sales. The building construction market continues to grow and we are continuously adapting our coverage to the new customer requirements. Aggressive competition has resulted in a small loss of market share.

The economy of Portugal has shown little growth and construction has been negatively influenced. The Portuguese Government announced its 25 billion euro Programme of Investments in Priority Infrastructures to run until 2009. 33% of this funding is earmarked for transport projects, including the finalisation of the Road Plan, the launch of the high speed train network and the start of the new Lisbon Airport.

Rentals

Barloworld Mera CAT Rental Store has continued its expansion, opening a further two branches. In line with the strategy of being a generalist supplier to fulfil all our customers needs, the product range is expanding with the incorporation of aerial platforms and lifting equipment in the last quarter. The engine hire business has grown 9% and, while volumes in the machine hire business were flat year-on-year, the trend of the last quarter showed a return to strong growth.

The decision has been taken to integrate the dealership hire segment and the rental services business under the Barloworld Mera CAT Rental Store brand. This is part of our strategic decision to increase the focus of the rental business which began with the appointment of a manager responsible for the complete rental business in Iberia in 2004.

Used equipment

Satisfactory implementation of strategies to increase foreign purchases, rental fleet sales and business transactions with large customers were achieved. The launch of the CAT Certified Rebuild programme with six months warranty has helped fill a gap in the market.

Power systems

Power systems continued to expand with significant growth in turnover. Key markets include fishing and ocean going vessels, tugboats, ferries, emergency and prime power generation and industrial locomotives.

In the Caterpillar dealer family we remain amongst the largest dealers for marine and electric power generators. Our sales of large MaK marine engines continue to grow, and to complete our business in Iberia we have acquired the MaK marine distribution rights for Portugal and its offshore territories. Our market share in the power systems market is high and continues to grow.

Together with Caterpillar we are developing plans to improve our role as technical partner with the world wide Marine Excellence Centres. In partnership with Caterpillar and a neighbouring dealer we have secured a major deal with Alstom to supply 160 locomotive engines over the next three years.

Materials handling

With international companies increasing global purchasing practices, we are intensifying our cooperation with Caterpillar and their large European dealers to bid together on international tenders for both products and services.

According to our VBM policy to add more value to our customers, we have also developed expertise in warehouse layouts and fleet definitions for Very Narrow Aisle applications. The market has continued to grow in the past three years, showing impressive strength. We have increased market share.

Product support

Caterpillar has recognised our targeted service quality standards and new targets have been set and agreed for the coming year. During the year we were able to increase our customer satisfaction for our service repairs from 81% to 86% for all repairs done in our workshops and in the field. We revised our territory coverage and added representatives and resources in various areas including 23 specialised maintenance vehicles and eight technical specialists in the power systems area.

A 6 Sigma project has been completed to improve the accuracy of forecasting thereby improving response time and customer service. This has already shown benefits during the current year.

An electronic web-based parts store has been introduced to selected customers. We implemented a call centre which enables us to cover thousands of small customers. We expect that this system will assist us in increasing our market share.

Other investments

Finaltair Barloworld completed construction and started operations providing power to the grid. In the pan-European engine and temperature control hire market we have invested €6 million in Energyst to increase our shareholding from 11% to 22%.

SOUTHERN AFRICA DELIVERS SOLID PERFORMANCE

Revenue was flat in southern Africa, while margins improved through tighter cost controls and lower fair value adjustments on financial instruments.

Our focus in the region is encapsulated by our vision statement: Through market leadership and empowered people deliver customer solutions that will double our active machine population by 2010.

Earthmoving

Demand in the mining industry was flat, with several new projects and expansion programmes delayed by continued rand strength. Major strides were made in underground mining equipment and, in a show of confidence in the mining industry, Caterpillar took over the local manufacturing of our flame proofed Wright HD356 underground loadhaul dumper. We also delivered our first local equipment package to BHP Billiton following the signing of its global mining alliance with Caterpillar.

Maintenance and Repair Contracts (MARCs) with opencast and underground mines continued to generate good after sales income. We continue to work closely with our customers, who include BHP Billiton, De Beers and Anglo, to create value-adding partnerships.

In the past year our mining operation has shown itself able to offer customers profitable alternatives and, in a first for the southern African mining industry, Barloworld Equipment completed CAT Certified Rebuilds of several Caterpillar 777B rigid body off-highway trucks for Samancor Manganese's Mamatwan mine in the Northern Cape.

While our focus will remain on new machines in site specific fleets offering the best economic and production advantage, our integrated solutions model of new, used and rental is also giving junior miners, contract miners and companies undertaking prospecting and new mine development an opportunity to benefit from better short-term solutions.

Further development of our integrated solutions model, together with strong focus on smaller building construction equipment, has once again resulted in Barloworld Equipment retaining its market leadership in the mining industry for another year.

The construction industry grew extensively and for the first time our unit sales of below 20-ton compact machines outstripped those of the more traditional larger earthmoving machines as the region experienced a residential housing boom.

In heavy construction and civil engineering, the major construction companies have traditionally bought new Caterpillar machines for bulk earthmoving applications, using the same machines between different sites. While the biggest percentage of our business remained in new sales, there was a growing tendency to buy from our used operation or rent for more specialised applications.

Our used equipment joint venture was impacted by the strong rand, balanced however by the rising prices of used Caterpillar machines due by supply shortages. Caterpillar has long been recognised for good resale value and a major used equipment auction in mid-2005 showed Caterpillar to be the only earth-moving equipment brand to retain its value in the current market.

The sales and rental of compact machines were consolidated into a single business unit during the year, focusing on meeting burgeoning demand from the building industry leading up to the 2010 Soccer World Cup. This move is expected to bear more fruit in the year ahead.

Both Zambia and Angola made increased contributions to turnover and profits. Our Angolan team concentrated on increasing resources to meet ongoing growth and the new Angolan facility was completed and received favourably by customers. Our biggest inroads were made in the diamond mining industry, the provision of standby energy, and rental to the construction and industrial sectors. We are planning additional after sales support to accommodate further projected economic growth.

Results improved in Zambia aided by the rise in the copper price. The MARC agreement signed at KCM copper mine in the previous year is running smoothly.

Our partnerships in Botswana's diamond mining industry remained stable and a major order for construction machines was signed with a foreign contractor. We had another pleasing year in Namibia.

Both Malawi and Mozambique have produced sound results.

Materials handling

The South African lift truck market came off the highs of 2004 due to declining demand from the manufacturing sector, which was adversely affected by the strong rand. Coupled to this was a loss of market share to inexpensive Chinese lift trucks that entered the already highly competitive market.

These factors were balanced by the benefits from the handling business unit's pioneering lift truck rental solutions strategy. The continued market trend towards total rental solutions provided good volumes. Improved fleet handling technology developed in-house also helped to achieve a favourable result.

Agriculture

Barloworld Equipment Agriculture became a full range distributor for all Massey Ferguson and CLAAS products in 2005 and is extending this business into Angola, Mozambique, Malawi and Zambia. Agriculture continued its good performance in a market negatively impacted by the large maize surplus and fall-off in demand for high horsepower tractors.

Overall unit sales declined despite strong demand for Massey Ferguson tractors. We nevertheless gained market share through the continued success of the dealer development programme. Our top 15 dealers each achieved more than 40% market share for our products.

Power systems

The Caterpillar power systems business benefited by capitalising on increased power demand. A renewed focus on the truck engine business and commercial engine markets has produced good prospects which should come to fruition in the next year.

Umndeni Circon, the generator set and control panel manufacturing operation, produced an encouraging turnaround in the latter half of the year.

The Perkins engine business once again improved market share, particularly in the power generation OEM market segment. Focus on the industrial engine market is also producing good results. The Perkins business will be extended into Angola, Mozambique, Malawi and Zambia.

SIBERIAN JOINT VENTURE

It has been a very satisfying and profitable start to the first year of our joint venture in Russia, and we are on track to achieve revenues of over US$100 million in 2006. The new regions have settled in well in terms of staffing and customer coverage and we expect an improved contribution to results going forward. Revenue was driven primarily by increased sales activity in the mining sector.

We have established and staffed a dedicated power system business this year and expect to grow this segment during the year ahead as we improve coverage, especially in the oil and gas market. Further focus in the year ahead will be aimed at training and development of our staff to ensure that our structure and resources are capable of meeting our aggressive growth goals.

We have also reached an agreement to represent the Terex O&K shovels in our dealer territory.

BLACK ECONOMIC EMPOWERMENT (BEE)

Barloworld Equipment in South Africa has aligned itself with the Department of Trade and Industry's draft Codes of Good Practice. Our BEE efforts have been focused on the Human Resource Development, Indirect Empowerment and Residual elements of the scorecard. We have also embraced the Barloworld group's initiative to facilitate the establishment of empowered SMEs and discussions were held with appropriate suppliers. An external audit is planned for early in the new financial year.

A notable milestone was the acquisition of an initial 30% share in Barloworld Equipment subsidiary Umndeni Circon by a BEE investment company.

INFORMATION SYSTEMS

Barloworld Equipment has developed its own world-class team to implement the SAP ERP system forward throughout the company, ensuring efficient and cost-effective processes accompanied by trouble-shooting capability if necessary.

INNOVATION

Barloworld Equipment introduced several innovative Caterpillar products to the market during the year, incorporating ACERT Tier 3 engine emissions technology and the unique System One undercarriage for small and mid-size track-type tractors.

An example of our people adding value was Bouwer Fouche, a technical representative stationed at Sishen Mine. He solved a technical braking problem, with substantial long-term financial benefit to the mine, Barloworld Equipment and Caterpillar.

Our strong belief in supporting local innovation led to our continued financial backing for a revolutionary continuously variable gearbox. This joint venture, Barloworld CVT Technologies, has achieved major inroads in the design and testing of its new products in the past year and we expect to approach the market in 2006.

VALUE BASED MANAGEMENT (VBM)

The VBM business philosophy means everything we do is focused on creating value for our stakeholders. Value creation for our customers lies at the heart of our efforts to sustain earnings. We therefore strive to understand what drives value in our customers' businesses and how to support this with our own internal value drivers.

Supporting the drive and change at Barloworld Equipment is the 6 Sigma methodology. Barloworld Equipment has taken

Caterpillar global deployment of 6 Sigma to new levels of dealer competency and has become the first dealer worldwide to conduct an approved training session for delegates representing dealers from Europe, Africa and the Middle East. 6 Sigma helps improve processes and therefore customer delivery through self-directed work teams balanced scorecards and ongoing training and skills development for all staff.

PEOPLE

The development of our people remains key to our success. As part of our VBM strategy, we launched the employee value creation (EVC) programme, which aims to employ all the intellectual capital of the company in a focused and defined way.

Barloworld Equipment has set new standards for South African businesses in the fight against HIV/Aids. Prevalence testing has been offered throughout the company and 3 175 employees agreed to be tested. This represents a 95% response in our South African operations and 89% in our southern African centres. More than 100 members of staff have also been trained as peer educators.

Our people were also directly responsible for the 13 6 Sigma projects successfully completed during the year across all sectors of the business, resulting in financial benefit to the company of more than R15 million. We have trained 19 "black belts", including several empowerment candidates, who will continue to head up new 6 Sigma projects in areas where we believe improvements can be achieved.

Our pioneering training initiatives continued to develop to meet increasing demand. The Barloworld Equipment Operator Academy, aimed at improving Caterpillar operator efficiency and safety awareness, is attracting larger numbers of students. Our learnership in earthmoving equipment repair and maintenance is growing from strength to strength and we are pleased with our staff retention levels from this and other training programmes.

In Iberia, we have reinforced our human resource structure with the creation of a new department responsible for the design and implementation of new policies and procedures in the development, compensation and benefits. Specifically, much effort has already been invested throughout the whole organisation to improve internal communication. The successful implementation of SAP Human Resource and the intellectual capital review software will reduce administrative work, improve data analysis and reporting, and increase internal satisfaction.

The implementation of a balanced scorecard for our executives and managers will help align behaviours with strategy and ensure the objectivity, efficacy and fairness of our incentive schemes.

PROSPECTS

We expect growth in all our markets in 2006. Investments in our people to ensure they are prepared to meet the strong demand and in our systems to ensure efficiency should pay off in the times ahead.

In Iberia the outlook for the coming period remains positive with the Spanish government reaffirming its emphasis to improve infrastructure and energy sources, the proactive involvement of the private sector to finance projects, the demographic changes supporting the growth in housing and the optimism of our customers reflected in the order book.

We foresee potential for the South African earthmoving industry to reach the same high levels of activity experienced in the mid-1970s. Much effort has been placed on gearing up in sales and after sales capacity to meet the rapid growth expected in this sector and we are forward ordering a year in advance to meet anticipated demand for new machines.

Forecast growth for the manufacturing sector, together with the South African launch of Hyster's new lift truck range in early 2006, is expected to improve results and market share for the handling division. Prospects for the agriculture division in 2006 are negatively affected by the continuing decline in the South African maize price due to a surplus. However, growth opportunities in our southern African territories, coupled with good management practices, are expected to help this business unit maintain its excellent results.

In Siberia, strong commodity prices should support further expansion in our mineral related activities. We have recently signed an order for US$16 million with BEMA Gold in the Russian Far East for 24 Caterpillar underground units.

The current global shortage of new large earthmoving equipment, exacerbated by steel and large tyre shortages, means our ability to capitalise on the demand will depend on close communication with both customers and Caterpillar.

Current customer orders for the division amount to a record R2 890 million of which only R131 million will be carried forward to 2007.

INDUSTRIAL DISTRIBUTION

BARLOWORLD INDUSTRIAL DISTRIBUTION

BARLOWORLD HANDLING US	BARLOWORLD HANDLING EUROPE	BARLOWORLD TRUCK CENTER	BARLOWORLD FINANCE
Hyster dealerships Ditch Witch dealership	Hyster dealerships: UK Belgium Netherlands	Freightliner dealerships Western Star dealerships Sterling dealerships	Long-term rental solutions UK USA Netherlands

2.2, 2.7

We are the world's largest independent lift truck dealer offering our customers a full range of lift trucks and related warehouse/handling equipment in the southeast United States, United Kingdom, Netherlands, Belgium and Northern Ireland. We have represented the market-leading Hyster brand for 76 years and have leveraged the strength of the brand by leading the market in the introduction of innovative solutions for our manufacturing and distribution industry customers' materials handling needs. We distribute Freightliner trucks in Arkansas, Louisiana, Mississippi, Texas and Tennessee and Ditch Witch trenching equipment in Georgia, USA. We provide finance to our Hyster long-term rental customers through our UK and US-based leasing businesses.

	Revenue		Operating profit including fair value adjustments		Net operating assets	
	Year ended 30 Sept		Year ended 30 Sept		30 Sept	
R million	**2005**	2004	**2005**	2004	**2005**	2004
– Europe	**1 983**	1 888	**42**	77	**437**	388
– North America	**3 922**	4 300	**77**	49	**992**	987
Trading	**5 905**	6 188	**119**	126	**1 429**	1 375
– Europe	**367**	386	**66**	55	**1 902**	1 853
– North America	**98**	99	**(40)**	(6)	**735**	813
Leasing	**465**	485	**26**	49	**2 637**	2 666
	6 370	6 673	**145**	175	**4 066**	4 041
Share of associate income			**0**	(1)		

Leadership team

Brandon Diamond (54), ACIS, MBA, chief executive officer. 35
Keith Hay (57), CA, managing director, Barloworld Handling Inc, UK. 31
Robert Russell (45), BSc Accounting, CPA, group director of finance. 18
Stan Sewell (50), BA Political Science, president, Barloworld Handling Inc, USA. 20
Scott Simmons (48), BSc Accounting, CPA, director, group human resource and risk management. 25
Rob Tennant (48), BSc, MSc, CPIM, APICS, chief information officer. 25
Grahame Cilliers (49), B Accounting/CA, managing director, Barloworld Finance. 7
Dan Stevens (57), B Business Administration, president, Barloworld Truck Center. 1
David Gilleland (38), BA, MBA, group strategic planning manager. 2

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.


HYSTER

CHIEF EXECUTIVE OFFICER, INDUSTRIAL DISTRIBUTION – BRANDON DIAMOND

BP Diamond *ACIS, MBA*
Brandon (54) joined Barloworld in 1970. He initially worked in the equipment division fulfilling various roles in accounting and finance. In a varied career he has been managing director of Barlow Shipping Services and later Circle Freight as well as Barloworld Namibia. He was appointed chief executive officer of Barloworld Motor in 1994 and to his current position in 2003.

The division had another year of mixed results. Each of the operations started slower than had been anticipated but gained momentum as the year progressed. The USA economy showed continued positive growth in both the material handling and freight movement sectors, but heavy commercial trucks showed some flattening in the last quarter. In Europe conditions were relatively flat. The continued strength of the rand in combination with the weaker dollar impacted unfavourably on the translated result.

HANDLING USA HAS ANOTHER STRONG PERFORMANCE

The steady momentum of the North American economy saw continued growth in the south-eastern lift truck population where the delivered market grew 23.8% from 31 145 to 38 567 units. Our operations delivered 4 260 new units, an increase of 16.2% over 2004, and a market share of 11%. Counterbalance trucks, which constitute 64% of the market, had a 14.2% share. In the warehousing sector our market share finished at 5.5%, down from 6.5% last year.

During 2005, Hyster launched the new counterbalance internal combustion five ton models. In addition, the electric range introduced late in 2004 was well received. Comprehensive technician and sales training programmes were ongoing throughout the year on the new Fortis series. The value-adding features of both ranges are designed to improve market pricing and penetration.

During the year a customer satisfaction survey was conducted utilising external marketing resources. Feedback was very encouraging with a high degree of satisfaction expressed across a broad base. At the same time it identified some areas where greater attention is required.

Focus continued around increasing customer participation in long-term maintenance contracts. Units sold under contract grew by 901 units to 5 947, an increase of 17.9%. New customer agreements signed during the year included Beaulieu Carpet, DaimlerChrysler – Mercedes and Stock Builders Supply. At the same time growth was also seen in the existing base with customers such as International Paper, Electrolux, and the Port of Savannah Georgia.

Efforts to grow business with the General Services Administration (GSA) resulted in a strong sales increase of US$5.1 million (72.1%) but there still exists excellent potential to develop the after market business in our areas of responsibility.

The development of the Logistics Support Centre in Atlanta was progressed a stage further in the parts inventory rationalisation exercise. Four feeder hubs have been established and inventories have again been reduced whilst improving the service demand fill rate. The rationalisation and control over new equipment inventory will be converted to a similar basis during 2006.

Aftermarket revenues grew again. Direct parts sales were 4.8% up and service revenue, both direct and contract, grew 12.4%. The number of technicians actively employed grew from 513 to 572, an increase of 11.5% over last year.

Activity levels in the short-term rental market were strong and revenue grew 29%. The increased demand saw the net investment in the rental fleet increase by US$13 million to US$36 million.

The Pinnacle Used Equipment programme continued to show growth with revenue up 30.6%. While 1 008 units were retailed into the market, this still did not meet our objectives and there remains untapped potential in this market.

The open order book carried forward to 2006 was 854 units representing US$33 million in customer revenue.

Ditch Witch of Georgia experienced a steady year but was hampered by delays in equipment deliveries brought about by steel shortages during part of the year. Revenue fell 3.6% but the return on investment remained strong.

EUROPEAN HANDLING – A YEAR OF CHANGES

The European economies in which we operate were weak but stable during the year. Our overall result was boosted by the inclusion of CMS, the Northern Ireland dealer, which was acquired in November 2004. The Netherlands and Belgium both had much stronger years and Northern Ireland was in line with the acquisition forecast. The UK experienced a difficult year in respect of results although progress was made in terms of product into the market. Overall deliveries grew 21%, including Northern Ireland. The launch of the new range of counterbalance trucks was delayed and will now only impact during 2006. Despite this, counterbalance market share strengthened from 10.6% to 12.2% in the UK, and progressed further in the warehouse market from 5.8% to 6.5%.

After sales activities in the UK were severely disrupted by the implementation of the mobile service project. Technical problems were experienced by our technicians with the handheld computer devices used in the field. This delayed the implementation period by over six months and thereafter the new back office administrative structure took longer to settle than anticipated. Both impacted heavily on revenue and margin through the period. The exercise is now largely complete and will normalise in the year ahead.

The UK/European operations also conducted a full scale customer survey. Similar to the US, a satisfactory outcome was recorded, but it also highlighted areas where we need to pay greater attention.

During the year good progress was made on obtaining new accounts with large orders being received from JCB and Woolworths. Activity levels in our major accounts Ministry of Defence (MOD), Port of Tilbury and Coca-Cola remained strong.

The short-term rental growth of 5% was encouraging and the market presents a further growth opportunity. The location of the rental fleets will be reorganised in the year ahead to obtain better overall utilisation and coverage.

The used equipment arena presents an opportunity to improve retail sales of equipment coming off long-term rental. This has not been developed to its full potential and will be a focus area in the future.

The order book of 1 393 trucks remained strong.

LEASING

Our leasing business focussed on ensuring that the change in policy to financing only long-term rentals with maintenance was properly implemented Also, ties with Hyster Capital in the US handling business were strengthened.

Activities during the year resulted in the UK and US handling business fleets growing to 16 100 and 5 200 units respectively. New business written and funded for the year was £49 million (2004: £36 million) and US$51 million (2004: US$50 million) respectively.

The high level of repossessions in the closed Freightliner book in the prior year continued into 2005, resulting in the repossessed units being resold at a loss. These losses more than offset the income generated by the US Handling business. It is anticipated that the existing book will be closed over the next 36 months with losses slowing considerably as collections continue.

The leasing arm of the business continued to provide strong support to the trading operations in both the UK and the US.

BARLOWORLD TRUCK CENTER – POSITIVE CHANGES IMPLEMENTED

The US trucking and freight industry saw continued growth and was buoyant throughout the year. Consequently US truck manufacturers experienced high demand and the market for Class 5 to 8 trucks grew to 440 860 units, an increase of 25.8% over the previous year.

Despite the upturn in vehicle sales, our business experienced a slower year. Unit sales fell 478 units to 3 470. The business services a number of large fleet owners in the territory and they had a quieter purchase year after strong buying in 2004. Class 8 units dropped from 3 244 to 2 545 while Class 5 to 7 units grew from 704 to 925. The growth in these classes was in line with our strategy to grow home-based local fleets.

Last year the partnership with SelecTrucks to sell used vehicles was dissolved. Good progress was made during the year in establishing our own facilities. Unit sales totalled 893, a slight decrease over direct sales of 1 139 last year. A number of units were broken down for salvage sales and a small but successful operation has been developed.

The major focus in the business is to grow the aftermarket parts and service revenues. Parts revenue grew by 2.5% to US$74.7 million, while service revenue declined by 3.8% to US$20.3 million due to a shortage of technicians in the first half of the year. This was rectified in the second half and we increased the technician head count by 15, an increase of 6.3% over last year.

During the year we were able to bring greater discipline to the parts and workshop process flows, which has brought benefits to margins in both areas. This will reflect more fully next year.

A major restructuring of the senior management team was implemented during the year, and we have been able to bring in-depth industry experience into the company. The benefit of this started to show in the last quarter but will only be fully felt in 2006.

The order book fell to 1 981 units, down on the 2 616 units last year. This was in line with the lower activities of some of our major customers. There remains uncertainty as to whether the 2007 engine emissions changes will generate additional pre-buying.

MANPOWER – KEY TO OUR FUTURE SUCCESS

It is very apparent that the future success of our business rests in the hands of our employees and how we maintain a customer satisfaction level superior to that of the competition. The product is important but the support service is vital and our major input of value.

In line with our recognition of the ever increasing importance of our people, a much stronger focus on the recruitment, training and development and retention of our people has been introduced. The human resources support team was increased by 6 during the year in order to service that need.

During the year our total manpower count grew by 89 to 3 623, an increase of 2.5%. This included the addition of 31 employees through the acquisition of CMS, Northern Ireland. Both the UK handling operation and Barloworld Truck Center experienced a reduction in employees. In the UK, the rationalisation of field operations around the mobile service programme led to a reduction of 55 employees, and the reorganisation of the Barloworld Truck Center management structure saw a reduction of 30 employees. Employee turnover was 17% for the year.

EMPLOYEE VALUE CREATION

Our employee value creation (EVC) project was launched during the year with management workshops and operational teams being formed in both US and European handling. These teams will take the programme to all employees. Barloworld Truck Center delayed the introduction while the reorganisation of the management structure was in progress. They will commence initial training midway through 2006. A group-wide individual perception monitor was conducted. This allowed us to compare our standing against other Barloworld companies and position ourselves to participate in a "Best Company" survey in the future. The focus of EVC is to drive exceptional individual contributions within the group resulting in added value for all our stakeholders. Performance improvement teams were launched across the business to allow all employees to participate and communicate with each other and with the management team. This was done in anticipation of the full formal rollout of the EVC programme in 2006. Our HR and training department structures are being re-evaluated with the support of the EVC initiative in mind.

PROSPECTS

Our operations start the year from a solid base. Both handling operations have strong order books, and while Barloworld Truck Center has a smaller order book than last year, the after sales support services are in far better shape.

With the exception of the unknown "oil factor", the economies in all of our territories are expected to be stable over the period.

We expect a better result with improved contributions from the leasing business, UK handling and Barloworld Truck Center and a continued strong performance from the US and European handling operations.

MOTOR

BARLOWORLD MOTOR

MOTOR FRANCHISES	DISTRIBUTORSHIP	CAR RENTAL	FLEET SERVICES
– Southern Africa – Australia	– Subaru SA	– Southern Africa – Scandinavia	– Southern Africa

2.2, 2.7

We are a leading provider of a range of motor vehicle transport and mobility solutions. Our motor franchises operate dealerships in South Africa, Botswana, Namibia and Australia where we represent passenger, light, medium and heavy commercial brands. Our offering includes panelshops, as well as motor vehicle finance, insurance and related products and services. We are the sole Subaru importer and distributor for southern Africa. Our car rental division operates Avis short-term car rental throughout southern Africa, and Avis and Budget short-term car rental in Norway and Sweden. Subsequent to our financial year-end we acquired the Avis and Budget car rental businesses in Denmark. Avis Fleet Services provides long-term rental and value added services to operators of passenger and commercial vehicles in South Africa, Botswana, Mozambique, Namibia and Swaziland.

R million	Revenue Year ended 30 Sept 2005	 2004	Operating profit including fair value adjustments Year ended 30 Sept 2005	 2004	Net operating assets 30 Sept 2005	 2004
– Southern Africa	**8 795**	7 501	**178**	106	**640**	520
– Australia	**1 607**	1 331	**12**	5	**399**	335
Trading	**10 402**	8 832	**190**	111	**1 039**	855
– Southern Africa	**881**	369	**210**	86	**2 396**	1 955
– Europe	**478**	246	**66**	47	**1 231**	1 119
Car rental	**1 359**	615	**276**	133	**3 627**	3 074
Leasing (southern Africa)	**638**	295	**88**	51	**1 287**	1 190
	12 399	9 742	**554**	295	**5 953**	5 119
Share of associate income			**23**	59		

Leadership team

Martin Laubscher (45), BAcc, BCompt (Hons), CTA, MCom (Business Management), chief executive officer. 18
Rod Burn (51), BA (Hons) Psychology, BProc, director, organisational performance. 18
Allan Carter (52), director, Subaru SA and motor franchises Australia. 25
Dag André Johansen (40), BA (Norwegian School of Management), chief executive, Scandinavia. 18
Andrew Langham (44), CA(SA), group financial director. 7
Pat O'Brien (58), director, Zeda and Car Mall. 32
Keith Rankin (35), BCom (Hons), managing director, Avis Rent-A-Car Southern Africa. 7
Laurence Savage (41), Reg Eng T, MBA, managing director, Avis Fleet Services. 6
Bob Smith (57), BEcon, CA(SA), managing director, motor franchises Southern Africa. 12
Ian Walters (56), BCom, MBA, chief information officer. 24
Andrew Weight (59), CPA, FAICD, FCIS, chief executive Australia. 20
Christopher Whitaker (48), BCom, LLB, director, strategy. 17

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.



CHIEF EXECUTIVE OFFICER, MOTOR – MARTIN LAUBSCHER

M Laubscher *BAcc, BCompt (Hons), CTA, MCom (Business Management)*
Martin (45) joined Barloworld in 1980 as a bursar before joining Barloworld Motor in January 1987 as a trainee manager. During his early career he worked on the financial side of the business. In October 1989 he was appointed dealer principal and in October 1993, franchise director of the Barons Group. He joined the Barloworld Motor board in April 1994. In January 2001, he became director: Group Franchise Operations and was appointed CEO of Barloworld Motor in October 2003.

OVERVIEW

Over the past year the division has continued its value creation activities through focusing the business units on delivering superior performances, optimising and extracting value from touch-points between our respective business units and developing and delivering a range of motor vehicle usage solutions available to our customers to fulfil their unique needs.

We achieved record new and used vehicle retail sales of 71 626 units, substantially up on the previous year's figure of 61 639 units. Rental days increased to a total of 5.1 million compared with the previous year's 4.6 million. At year-end a total of 43 148 vehicles were under finance and maintenance contracts compared to 34 266 units last year.

Revenue and operating profit reached R12.4 billion and R554 million respectively. Operating profit margin improved to 4.5%.

If we had to proportionally consolidate our joint ventures, our turnover and operating profit would be R13.7 billion and R604.8 million respectively.

The motor franchise businesses in southern Africa have performed well on the back of a record year for new vehicle sales although the used car market softened as a result of stability in new vehicle pricing.

Our Avis operations have settled into the motor stable and the anticipated benefits of the acquisition are being realised. Both the car rental and fleet services businesses have delivered solid performances. However, in car rental pressure on rates offset benefits from increased vehicle rental days.

The Subaru import business performed well in the context of a firm exchange rate and increased sales.

that a sustained competitive advantage is achieved and superior value created for our customers.

Employee value creation continues to receive specific attention recognising that every employee has an important role in the organisation. Initiatives and structures ensure employee participation at all levels aimed at harnessing and directing collective employee wisdom towards our value creation objectives. An integrated set of Avis Brand Ambassador programmes empower employees and leaders emphasising the crucial role of personal behaviour in our customers' perception of the organisation and improving its value creation performance.

Value created for the communities in which we operate is a combination of indirect benefits from employment opportunities, rates and taxes paid, development and the direct benefits arising from the corporate social investment initiatives of the business units which include contributions of skills, resources and finance.

BLACK ECONOMIC EMPOWERMENT PROGRESS

Most of our South African business units have empowerment joint ventures. These are joint ventures for the DaimlerChrysler operations in the greater Durban metro area and another for the Pietermaritzburg operations in KwaZulu-Natal, two joint ventures in Avis Fleet Services and a joint venture in Avis Rent-A-Car.

In addition to our joint ventures, we are committed to a broad-based empowerment approach covering and taking into account a range of aspects including those reflected in the proposed scorecard from the South African Department of Trade and Industry.

PROSPECTS

The outlook for 2006 remains favourable. Motor retail operations should continue to perform well, our car rental business stands to benefit from continued growth in the replacement, local and inbound segments and, growth of our fleet services business is anticipated as a consequence of the focus and product development within this business unit. We will continue to realise the benefits of the Avis acquisition, and are optimistic that the Scandinavian operations will benefit from the acquisition of the Avis and Budget businesses in Denmark and the consolidation of regional business opportunities and efficiencies.

Continued focus on VBM, including the Avis Brand Ambassador programmes, will deliver value through employees and we will continue to progress our Black Economic Empowerment initiatives in our South African operations.

The division will continue to improve the value created for all our stakeholders as we progress our strategic initiatives and participate in positive economic environments.

CEMENT AND LIME

PRETORIA PORTLAND CEMENT (71,7% owned)

PPC CEMENT	PPC LIME	AFRIPACK (JOINT VENTURE)
SOUTH AFRICA PPC Cement Mooiplaas Dolomite ZIMBABWE Portland Holdings BOTSWANA PPC Botswana	SOUTH AFRICA PPC Lime PPC Saldanha PPC Slag	SOUTH AFRICA

2.2, 2.7

We manufacture and distribute cementitious products and aggregates in South Africa, Botswana and Zimbabwe for construction companies, (retail DIY/builders merchants) and concrete product manufacturers. Our 8 cement factories can produce in excess of 6 million tons of cement per annum. In South Africa, we are also the market leader in metallurgical grade lime, limestone, burnt dolomite and related products which we manufacture in the Northern Cape. Our lime customers are the pyro-metallurgical industries, mining and water treatment industries. Our Afripack joint venture, also based in South Africa, makes paper sacks for cement and food product manufacturers and produces high-quality reel to reel products.

R million	Revenue Year ended 30 Sept 2005	2004	Operating profit including fair value adjustments Year ended 30 Sept 2005	2004	Net operating assets 30 Sept 2005	2004
Southern Africa	**3 974**	3 440	**1 505**	1 172	**2 502**	2 499
Share of associate income			**2**	11		

Leadership team

John Gomersall (59), CA(SA), chief executive officer. 34
Salim Abdul Kader (35), BSc, BB & A (Hons), MBA, director, organisational performance. 1
Harley Dent (54), BSc (Hons), BCom, Datametrics Diploma, director, strategic projects. 27
Peter Esterhuysen (49), BCom, BAcc, CA(SA), director, finance and administration. 9
Orrie Fenn (51), BSc (Hons) Eng, MPhil Eng, Dr Eng (British), managing director, cement and chief operating officer. 6
Deon Heyns (49), BEng (Mech), managing director, PPC Lime. 21
Tony Parry (45), BA (Hons), MBA, chief information officer. 16

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

VOLUME GROWTH EXCEEDING EXPECTATION

The past year has again seen cement volumes grow at an exceptional rate. Following an increase of almost 16% in 2004, our domestic cement volumes grew by 14% this year. Our South African cement sales remained buoyant in all provinces with the exception of the Eastern Cape, where volumes decreased owing to the decline in activity at the Ngqura harbour. An overall slowing of the Botswana economy resulted in cement demand contracting.

The value of the rand limited our competitiveness with sea-borne exports but has provided an opportunity to supply niche markets to the north where consistency and quality of product are requirements.

Porthold in Zimbabwe experienced a very difficult year with continuous shortages of input materials giving rise to frequent plant stoppages. The lack of fuel in the country limited transport logistics and our ability to supply customers. Despite these problems, the management team did a good job to remain cash positive and increase volumes over the prior year. We remain committed to our investment in Zimbabwe.

FAVOURABLE BUSINESS ENVIRONMENT

The South African government's public announcements on upgrading infrastructure are to be applauded. It is widely accepted that in a developing economy infrastructural investment (gross fixed capital formation – GFCF) needs to be about 25% of gross domestic product (GDP). South Africa has for a number of years lagged with investment below 15%. Projects totalling some R165 billion are planned in the short to medium-term in low-cost housing, transport, dams and infrastructure maintenance which will have a beneficial impact on the cement industry.

Expenditure on long-term infrastructural projects creates jobs, reflects confidence to the investor community and ultimately provides the country with competitive support services. The proposed increase in investment by both Spoornet and Eskom is also welcomed as they are integral to the success of our operations and the economy as a whole. However, we caution that if these investment programmes result in tariff increases significantly higher than the rate of inflation; they will impact our own production costs negatively.

The residential construction sector has shown strong growth over the past two years, but has shown signs of slowing down. However, the non-residential sector has begun to and will continue to benefit from government's low cost housing initiatives and major projects, Gautrain being the most prominent.

SUBSTANTIAL INVESTMENT IN NEW CAPACITY

An amount of R1.23 billion will be invested in the installation of a new kiln line and related infrastructure at our Dwaalboom cement factory and R130 million is to be spent on recommissioning and upgrading the existing cement milling and dispatch facilities at the Jupiter factory in Johannesburg.

The new capacity is expected to come on line in the second calendar quarter of 2008, and the capital expenditure will be financed by a combination of operating cash flows and borrowings, spread over three financial years from 2006, with peak expenditure in 2007.

A R50 million project to re-commission the 550 000 ton Jupiter kiln was also approved and will provide additional cement over the two and a half year construction and commissioning period of the Dwaalboom expansion project. Cement production should start early in the new calendar year.

Much of our installed cement capacity is old and the "Batsweledi" expansion project at Dwaalboom represents the first new cement kiln for PPC in over 20 years. Strong cement volume growth over the past number of years has also resulted in capacity utilisation increasing significantly to the point where currently all kilns are operated at peak periods to satisfy requirements.

In order to meet the country's growing cement need and to cater for replacement of ageing equipment, projects of this nature are likely to become more frequent in future years with more regular replacement of major equipment and increases in capacity. Whilst cash flows will continue to remain strong, margins will be lower as increased depreciation flows through from these new investments.

BLACK ECONOMIC EMPOWERMENT

We are committed to the transformation, growth and diversification of the South African economy. This is embodied in our philosophy and approach to all aspects of Black Economic Empowerment (BEE). We support the advancement of BEE in terms of our evolving strategy to promote all components of the broad-based BEE scorecard. This is done in accordance with the spirit and intent on which the legislative framework is based.

Our empowerment transaction in Afripack has completed a successful first year. The company has experienced an improvement in margins and management's focus on cash generation has delivered a good result. At the recent ABSA Empowerment awards, Afripack was awarded "Top Empowerment Company – Packaging". We are grateful and honoured to be recognised for our contribution to BEE. We are also proud to be associated with our empowerment partners, Nozala, who are extending their investment footprint in the resources field to industries integral to the development and upliftment of all South Africans.

ACTIVE SOCIAL AND ENVIRONMENTAL INVESTMENT

Preferential procurement from BEE suppliers rose to R260 million (2004: R149 million) with an additional R94 million sourced from SMMEs. Sales to previously disadvantaged individuals and enterprises exceeded the targets set and totalled R396 million for the year. The company has set targets to improve its performance in all components of the broad-based economic scorecard over the next few years.

Further progress was made in the areas of environmental and social sustainability and during the year we pledged our support to the South African Energy Efficiency Accord.

HIV/AIDS INITIATIVE PROGRESS

We have embarked on an extensive campaign last year on awareness training and voluntary testing which resulted in over 95% of our employees knowing their HIV status. This programme has now been extended to include the families of employees and in some cases the broader community.

We continue to support the Nurturing Orphans of AIDS for Humanity (NOAH) initiative as well as the Katha centre in


PPC
PC

CHIEF EXECUTIVE OFFICER, CEMENT AND LIME – JOHN GOMERSALL

JE Gomersall *CA(SA) – British*
John (59) joined Barloworld Limited in 1971 and has completed over thirty years in capital-intensive commodity businesses. He started his career in Robor Limited and was subsequently transferred to Middelburg Steel & Alloys (Pty) Limited, ultimately being appointed group managing director in 1986. He was appointed group managing director of PPC in 1992 and subsequently CEO. He is chairman of Barloworld Logistics (Pty) Limited which was formed in 2001 and heads up the Barloworld group strategy unit which was created in 2003.

In 1990 he led the business team that created the Middelburg Peace Forum, which was the role model for the National Peace Accord in South Africa. He is a past deputy president of the International Chrome Development Association which is headquartered in Paris as well as past chairman of the South African Cement and Concrete Institute.

Katlehong, east of Johannesburg, which caters for children infected with or affected by HIV/Aids. Our commitment to and support for AIDS programmes will continue with particular emphasis on and support for educational awareness and prevention.

PROSPECTS

The South African economy has continued to perform extremely well in the past year with strong consumer spending and low interest rates boosting investor confidence. Inflation has been curtailed within the targeted range set by the Reserve Bank and the rand has remained relatively stable against major currencies.

The government's intention to increase the annual economic growth rate to 6% and to increase infrastructural investment will further strengthen the positive economic outlook in South Africa. Increasing fixed investment is becoming more evident in all sectors of the South African economy. We expect cement demand to grow at around 8% in the year ahead. The shortages of skills, rail transport and other related building materials and services may, however, continue to constrain building activity.

Against this background, the outlook for the year ahead is for continued growth at the operating level assisted by the benefits of cement volume growth and modest price realisation.

In Zimbabwe, Porthold is unlikely to contribute to earnings as hyperinflation, shortages of foreign currency and other commodities continue to strangle the economy.

COATINGS

BARLOWORLD COATINGS*					
BARLOWORLD PLASCON	BARLOWORLD AUTOMOTIVE COATINGS	BARLOWORLD COATINGS AUSTRALIA	BARLOWORLD COATINGS COLOURANT SYSTEMS	JOINT VENTURE OPERATIONS IN SOUTH AFRICA	COMPLEMENTARY PRODUCTS IN SOUTHERN AFRICA
SOUTHERN AFRICA	SOUTHERN AFRICA	AUSTRALIA NEW ZEALAND CHINA	SOUTH AFRICA AUSTRALIA	DU PONT (Automotive Coatings) VALSPAR (Can Coatings) AKZO NOBEL (Powder, Marine) SIZWE (Architectural, Industrial	HAMILTON BRUSH

* The geographic locations indicated are the bases from which we supply both local and international markets.

2.2, 2.7

We are the market leader in architectural and automotive coatings in South Africa with factories in Durban, Port Elizabeth, Cape Town and Johannesburg. We also have operations in Botswana, Malawi, Namibia, Swaziland and Zambia, with sales in these and other sub-Saharan African countries. Our architectural brands include the premium Plascon range as well as Crown, Professional and Polycell. We also supply specialised coatings in southern Africa to industrial and furniture markets, and paint brushes and other supplies through Hamilton Brush. In Automotive we supply both car manufacturers and the refinish industries with the Plascon, Spies Hecker, Standox and DuPont brands in southern Africa. In Australia we are the third largest architectural paint manufacturer with factories in Sydney, Melbourne and Brisbane. We service the DIY and trade markets through both resellers as well as our own distribution network of stores. The Bristol brand is distributed exclusively through this network of 83 Bristol corporate and 43 franchised stores. We currently export into New Zealand as well as into China through 20 franchised Bristol outlets. Our brands are Bristol, Taubmans and White Knight. We also produce and supply colourant systems in South Africa and export these to a growing number of countries.

R million	Revenue Year ended 30 Sept 2005	 2004	Operating profit including fair value adjustments Year ended 30 Sept 2005	 2004	Net operating assets 30 Sept 2005	 2004
Southern Africa	**1 558**	1 374	**285**	214	**522**	403
Australia and Asia	**949**	1 034	**(29)**	22	**254**	266
	2 507	2 408	**256**	236	**776**	669
Share of associate income			**20**	27		


ASCON

CHIEF EXECUTIVE OFFICER, COATINGS – ANDRE LAMPRECHT

AJ Lamprecht *BCom, LLB, PED-IMD*
André (53) practised as an advocate of the High Court of South Africa prior to joining the Barloworld group in 1981. From 1983, he played a leading role in steering the group through a turbulent decade of political transition into a post-apartheid South Africa. He was appointed to the board in 1993, assuming responsibility for the company's interests in Namibia and Botswana in addition to human resources and social investment. In 2003 he was appointed CEO of Barloworld Coatings having been on the board of Plascon and the coatings division for many years. He has served on behalf of Barloworld on numerous public bodies and is a past chairman of Business South Africa, a past president of the AHI and its board of trustees and a former business convener of the Trade and Industry Chamber of Nedlac. He is also a director of PPC, the National Business Initiative (NBI), trustee of the Business Trust and a member of the Retirement Funds Advisory Committee of the Minister of Finance. He serves on the Councils of Business Unity SA (BUSA) and CHAMSA and is a member of the Millennium Labour Council.

Leadership team

André Lamprecht (53), BCom, LLB, PED-IMD, chief executive officer. 24
André Naudé (52), BCom, MBA, executive manager, general projects. 11
Doug Swanson (53), BA, MBA, managing director, Barloworld Automotive Coatings. 30
Doug Thomas (47), BAcc, CA(SA), divisional financial director. 24
Ebrahim Mohamed (51), BA, BCom, executive director, Barloworld Plascon SA, managing director, Barloworld Plascon Africa and executive, enterprise development. 23
Garth Smart (48), BA, LLB, MBA, chief operating officer and managing director, Barloworld Coatings, Australia. 18
Kendal Shand (49), Teachers Training Diploma, LLB, executive, HR services. 10
Marius Minnie (40), BCompt (Hons), CA(SA), divisional executive, strategy and business development. 14
Mike Christie (49), Nat Dip Cost Acc, managing director, Barloworld Plascon South Africa and executive, Divisional Synergies. 16
Neil Davies (50), BCom, CA(SA), regional finance director, Barloworld Coatings Africa. 25
Rodney Tweed (35), B Admin, business development manager. 14
Trudi Neill (42), BCom, managing director, International Chemical Corporation. 16

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

OVERVIEW

A pleasing overall result for the division with another record performance in 2005. Our Value Based Management approach aimed at maximising value for all our stakeholders and the renewed drive to capitalise on synergistic opportunities continue to strengthen the foundation for our achievements.

Returns in excess of cost of capital have given us the opportunity to explore a number of exciting new initiatives, creating a platform for sustainable performance into the future. Despite difficult trading conditions in Australia, the division reached its target operating profit margin of 10%. The balance sheet was well controlled resulting in strong cash flows.

BARLOWORLD PLASCON ACHIEVES A RECORD YEAR

Good conditions in the market and fair margins allowed us to improve profits and grow market presence in Barloworld Plascon resulting in another record performance. Retail sales led the way and this sector grew by 10% on the back of investment in their homes by consumers. This saw very good growth for the Plascon brands which include Double Velvet, Velvaglo, Wall and All and Cashmere. Our investment in media spend contributed to our strong performance. Trade sales increased by 12% as the building industry continue to experience good growth and our Plascon Professional range made continued progress in this market. Industrial sales were steady as the strong rand continues to hamper exporters. In 2005 Barloworld Plascon became one of the first South African paint companies to be accredited with the ISO 14001 Environmental certification. This is in addition to the ISO 9001: 2000 Quality Management System accreditation we have held for many years.

The first Plascon Concept Store was opened in November 2005. This store will not sell paint but will showcase our products and marketing activities around the décor effect concept and will allow consumers to make decorating decisions assisted by colour professionals.

The other African operations posted a satisfactory overall performance notwithstanding lower than anticipated construction activity. Operating profit was lower than last year, mainly as a result of the slowdown in the economy in Botswana, and the redirection of significant volumes back to South African operations. We are positive about improved prospects for 2006 in that country. Whilst construction activity in other existing southern African territories may continue to lag, it will be countered by the entrance into new markets during the coming year.

AUTOMOTIVE COATINGS PLANS FOR EXPANSION

The automotive coatings businesses again performed well with the wholly owned refinish business returning a particularly pleasing result in a buoyant market. The project to acquire a share of the refinish distribution chain is progressing well and is currently subject to Competition Commission approval and completion of a due diligence exercise. Plans are in place to remain abreast of technology changes in the refinish market over the next three to five years in collaboration with our partner DuPont Performance Coatings.

The joint venture with DuFont Automotive Systems in the OEM sector of the automotive coatings market performed well despite difficulties in the market place. The DuPont Barloworld joint venture continues to maintain a leading market share. Preparations are under way for the extension of the sale of waterborne technology products to Toyota and Volkswagen in the next 12 to 18 months as these two manufacturers will be utilising waterborne technology for their future vehicle production, in addition to that currently used, at BMW and DaimlerChrysler.

COLOURANTS POSITIONED FOR GROWTH

2005 was a good year for our colourant division with profits ahead of last year. We strengthened our position in South Africa and the neighbouring territories. Export markets contribute more than 45% of sales volume. Currently we export to Australia, China, Malaysia, Turkey, Portugal, Spain, Russia, Korea, the Middle East, Mauritius and a number of countries on the African continent.

Currency exchange variances have a material effect on margins. However, the input costs are also affected by currency and, as a result of the strengthening rand, export margins remained consistent with that of the prior year, while local margins improved.

The colourant manufacturing site in Midrand saw significant capital investment to upgrade and increase capacity. Additional capital was also allocated to the technical areas of research and development and colour technology to upgrade existing equipment as well as new laboratory equipment. Further investment was channelled to developing exclusive software for the formulating of paint and wood colour recipes. We have been successful in our endeavours which will enable the delivery of tinted paint blends with colourant to achieve a new concept in the delivery of tinted paint to the market.

Prospects for 2006 are optimistic. Driven by substantial marketing efforts by the paint manufacturers, the paint market continues to become even more colour conscious. This will result in more paint tinted at the point-of-sale where colourant is required to achieve the selected paint colour. Real growth opportunity also exists in the export market with considerable interest in the latest range of colourants developed which meet all the 2010 European environmental legislation criteria.

HAMILTON BRUSH ACQUIRED

During the year we successfully integrated Hamilton Brush, acquired early in the 2005 financial year. We are pleased that this business not only expanded our offering to our customer base, but also delivered results in line with our expectations.

MIXED FORTUNES IN AUSTRALIA

Last year we reported difficult trading conditions in Australia for the months leading up to the 2004 year-end. These difficult trading conditions continued throughout 2005 and contributed to a disappointing result for the year. To exacerbate these difficult market conditions, Bunnings, a major reseller in the retail market in Australia and a major retail customer of the business embarked on a significant destocking exercise. This endured for a number of months, and had a significant impact on the business.

Retail spending in the Australian market has been under pressure for sometime, driven down by a combination of higher interest rates, higher fuel costs and the cooling of the house price boom. This had the effect of halving the growth in retail spending year on year. In turn paint resellers reacted by cutting back on inventory levels following the lead of Bunnings, making it an extremely tough trading environment.

Volumes for the year finished 8% below last year, with the dominant contributor to these declines being the retail sector. Retail volumes finished 18% down on the prior year (our sales through Bunnings declined 23%), despite our market share in this channel remaining constant.

Despite total dwelling commencements being 10% down for the year ending June 2005 and house commencements 11% down for the same period, our trade business, which is heavily reliant on this sector of the market, finished only 1.5% down in volume terms.

Raw material costs increased during the year putting further pressure on margins. Packaging costs increased by 20% during the year because of higher steel prices, which in turn saw us increasing prices in a highly competitive market.

Over the year we have maintained the focus on employee value creation, with all our staff now taking part in formalised communication structures. This has enabled the business to keep its focus on improving operational efficiencies despite the poor financial performance. Several cost reduction initiatives were undertaken.

A strategic review undertaken to reduce fixed cost was done. The priority is to ensure that we can achieve returns above the cost of capital.

CHINA STRATEGY PROGRESSES

This year has seen progress in the rollout of our China strategy. Important milestones were achieved. We have now completed the establishment of our own manufacturing WFOE (Wholly Foreign Owned Enterprise). This operation is a key component in the delivery of our business model to the construction market in China. We commenced the commercial pilot phase in September.

Established in the Xinzhuang Industrial Zone close to Shanghai City, the premises will cater for a training facility, administration centre, warehouse and paint assembly zone. Our local employees have moved from our representative office, which will cease operation in December.

Through close alliances and further detailed research we have been encouraged by our progress from the planning phase into the first phase of implementation and execution.

The rapid and continuously changing Chinese market places enormous pressures on both new entrants and established paint companies. Our model addresses these challenges in a new light.

Fundamental is the achievement of an alternative delivery system and route to market at the right scale. We believe the traditional channels and methods of paint manufacturing are not entirely appropriate for the changing demands and vast size of the market.

Through a unique paint delivery system that postpones the finishing of the product to the moment of sale, we seek to provide a lower business system cost by reducing inventory, maximising the efficiencies of colourant usage and eliminating the traditional costs associated with the manufacture of a full paint product line.

The implementation of our first assembly operation has been made possible through strong working relationships with key partners. We have provided expertise both in the colour system delivery and the general operational establishment of the full delivery system, while our international chemical partner has provided innovative product development assistance. We look forward to moving into a new phase next year as we refine the delivery strategy.

Our real growth opportunities exist in forging closer working alliances with Chinese enterprises. These include strategic partnering with existing coatings companies as well as the delivery of the "décor effect" which includes the selling and application of our coatings.

PROSPECTS

Barloworld Coatings is well positioned for growth and sustained value creation for all our stakeholders. We are currently pursuing a number of initiatives which will not only expand our presence, but will also complement our existing offering to our customers and our contribution to the communities in which we operate.

A project to introduce learnerships, aimed at the upliftment of the skills base in the refinish industry is under way and this will be a specific long-term business focus. We have also made good progress with a enterprise development initiative which will be launched in the Western Cape, South Africa.

During the year we have entered into agreements with two South African companies to acquire their businesses. Both transactions are subject to the completion of due diligence studies and the approval of the competition authorities.

Midas Paints has two main lines of business; its high-end Earthcote range of wall coatings business with its 34 franchised concept stores located in premium retail locations around South Africa and the Midas branded paint range focused on the contractor market. The Earthcote business will fit well with our high end Plascon brand. The Midas brand is already well established in the Western Cape contracting market and we believe it has potential to expand into the rest of the country when linked to our enterprise development initiative. It will provide the opportunity for our further expansion into the contractor arena and play an important role where strong Black Economic Empowerment credentials are needed. The enterprise development strategy involves partnership with contractors from previously disadvantaged communities. Should the transaction be approved by the competition authorities we intend creating a large number of painter learnerships which will benefit the industry and our clients.

The second acquisition is Prostart Investments 93 (Pty) Limited. Prostart is a large independent, national distributor of automotive refinish coatings and ancillary products in South Africa. Negotiations with a BEE partner in respect of this transaction are well advanced and an agreement in this regard is expected to be signed shortly.

We are currently investigating a number of opportunities to expand our presence into other countries in Africa. Negotiations with existing businesses are progressing and should come to conclusion during the year ahead.

Key to the long-term success in Australia will be the restructuring of the current market stalemate. Considerable attention and time has been devoted in the past year to structural solutions and during the next months we will continue our drive to change this situation.

We are encouraged by the potential in the Chinese market and the opportunities which our new business model will create over the next number of years could be key to future growth. We have made good progress in our discussions with a local business in China with the view to a future relationship.

We strive to conduct our business in a commercially sensible and socially responsible manner. Our responsibility for maintaining environmental integrity features strongly in our priorities and at all our manufacturing sites. We intend to have all our sites compliant with the relevant ISO standards in respect of quality, health and safety and the environment. We have quantified baseline emissions at our factories and have put in place process and engineering modifications to mitigate the environmental impact of our manufacturing processes. Australia has some of the world's most demanding environmental regulations and our operations there remain fully compliant.

Developing the skills of our people is essential for the success of our business, as it is for its sustainability, and every year we invest some 4% of the salary and wage bill in training and skills development. We further conduct our business practices in compliance with the relevant Barloworld guidelines in respect of health and safety, empowerment and employment equity.

SCIENTIFIC


BARLOWORLD SCIENTIFIC
LABORATORY
MELLES GRIOT
BIBBY STERILIN
UK
France
Italy
CARBOLITE
Carbolite GmbH
Germany
TECHNE
Techne Inc USA
JENWAY
AFORA
DYNALAB
DISTRIBUTION
North America
Europe
Asia/Pacific
LASER
OPTICS

2.2, 2.7

Laboratory

Barloworld Scientific Laboratory designs, manufacturers and distributes products for use in scientific and technical applications. The products are used for research, teaching, clinical, quality assurance and industrial processing applications and are sold worldwide in more than 100 countries through a network of distributors and sales subsidiaries in France, Italy, Spain, Germany and the USA. Manufacturing is located at six sites in the UK, Spain and the USA. Industries served include pharmaceutical/biotechnology research, secondary and tertiary science education, clinical bacteriology, food and drink quality assurance (QA), environmental monitoring and high temperature industrial processing.

Melles Griot

Melles Griot designs, manufactures and distributes devices that create (lasers), control (lenses) and measure (instrumentation) light; and products that hold or position photonics devices (optomechanical hardware). The company provides standard and custom solutions to industrial and scientific researchers as well as original equipment manufacturers. Manufacturing sites are located in California, Colorado, New York state and Japan. The company also distributes a wide range of own-brand and co-branded products through its award winning catalogue; and operates distribution hubs in North America, Europe and Japan. Industries served include biotechnology, metrology, semiconductor equipment and general research.

R million	Revenue Year ended 30 Sept 2005	2004	Operating profit including fair value adjustments Year ended 30 Sept 2005	2004	Net operating assets 30 Sept 2005	2004
Europe	1 009	928	24	40	629	734
North America	382	536	(6)	4	359	326
Asia	135	159	4	5	87	81
	1 526	1 623	22	49	1 075	1 141

Leadership team

John Blackbeard (48), BSc Eng (Mech) (Hons), Dip Bus Man, chief executive officer. 9
Blake Fennell (40), MBA (Pepperdine Univ), chief executive officer, Melles Griot. 15
Eugene Smith (44), MA (Cantab), ACMA, chief financial officer, Melles Griot. 23
John Whitehouse (57), FMS, FCMI, managing director, laboratory products. 16
Ed Wynn (49), BSc, MBA, Dip CIM, sales and marketing director, laboratory products. 11
Rob Tennant (48), BSc, MSc, CPIM, APICS, chief information officer. 25

Note: The first figure after each name (in brackets) is their age at date of publication of this report. The second figure in blue is the number of years' service they have with Barloworld or businesses we have acquired.

Annual financial STATEMENTS

for the year ended 30 September 2005

INDEX

92 Directors' responsibilities and approval
93 Report of the independent auditors
93 Certificate by secretary
94 Finance director's review
100 Accounting policies
110 Definitions of financial terms
114 Group seven-year summary
122 Group summary in other currencies
124 Group balance sheets
125 Group income statements
126 Group cash flow statements
127 Notes to the group cash flow statements
128 Group statement of changes in equity
130 Notes to the group annual financial statements
189 Company annual financial statements

DIRECTORS' RESPONSIBILITIES AND APPROVAL

for the year ended 30 September 2005

The directors of Barloworld Limited have pleasure in presenting the annual financial statements for the year ended 30 September 2005.

In terms of the South African Companies Act, 1973, as amended, the directors are required to prepare annual financial statements that fairly present the state of affairs and business of the company and of the group at the end of the financial year and of the profit or loss for that year. To achieve the highest standards of financial reporting, these annual financial statements have been drawn up to comply with International Financial Reporting Standards.

The annual financial statements comprise:

- the balance sheets
- the income statements
- the cash flow statements
- a seven-year summary of balance sheets, income statements, cash flow statements, as well as statistics in respect of ordinary share performance, profitability and asset management, liquidity and leverage, and value added;
- a summary in other currencies; and
- segmental analyses.

No separate directors' report has been prepared as all the statutory information required by the Companies Act, 1973, as amended, is contained in the report on corporate governance from page 16 to page 30, or elsewhere in this annual report. The reviews by the chairman, the chief executive officer, the finance director and the detailed operational reports discuss the results of operations for the year and those matters which are material for an appreciation of the state of affairs and business of the company and of the Barloworld group.

Supported by the audit committee, the directors are satisfied that the internal controls, systems and procedures in operation provide reasonable assurance that all assets are safeguarded, that transactions are properly executed and recorded, and that the possibility of material loss or misstatement is minimised. The directors have reviewed the appropriateness of the accounting policies, and concluded that estimates and judgements are prudent. They are of the opinion that the annual financial statements fairly present the state of affairs and business of the company at 30 September 2005 and of the profit for the year to that date. The external auditors, who have unrestricted access to all records and information, as well as to the audit committee, concur with this statement.

In addition, the directors have reviewed the cash flow forecast for the year to 30 September 2006 and believe that the Barloworld group has adequate resources to continue in operation for the foreseeable future. Accordingly, the annual financial statements have been prepared on a going-concern basis and the external auditors concur.

The annual financial statements were approved by the board of directors and were signed on their behalf by:

WAM Clewlow
Chairman

AJ Phillips
Chief executive officer

CB Thomson
Finance director

Sandton
14 November 2005

REPORT OF THE INDEPENDENT AUDITORS[2.21]

for the year ended 30 September 2005

TO THE MEMBERS OF BARLOWORLD LIMITED

We have audited the annual financial statements and the group annual financial statements of Barloworld Limited, set out on pages 94 to 199 for the year ended 30 September 2005. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and of the group at 30 September 2005 and the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Chartered Accountants (SA)
Registered Accountants and Auditors

Sandton
14 November 2005

CERTIFICATE BY SECRETARY

for the year ended 30 September 2005

In terms of section 268G(d) of the South African Companies Act, 1973, as amended (Act), I certify that Barloworld Limited has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act. Further, that such returns are true, correct and up to date.

S Mngomezulu
Secretary

Sandton
14 November 2005



Finance director's REVIEW

CLIVE THOMSON

CB Thomson
BCom (Hons), CA(SA), MPhil (Cantab), finance director
Clive (39) joined Barloworld in March 1997 as finance director of the Barloworld Coatings division where he had overall financial responsibility for the group's paint interests in southern Africa, Australia, and the United Kingdom. Previously he was a partner of Deloitte & Touche where he served in audit, technical advisory and education portfolios. He spent a year with Deloittes in Princeton, United States as part of an international project team designing and implementing technology solutions for the global practice. In 1993 he completed his Master of Philosophy (MPhil) degree at Cambridge University, England in the Economics and Politics of Development.

GROUP OPERATING PERFORMANCE

Revenues increased by 7% to R39 401 million. Strong growth was delivered by Motor on the back of record new vehicle sales in South Africa and the inclusion of Avis for a full year, and Cement and Lime, due to increased volumes in the buoyant domestic building and construction market. Offshore revenues as a percentage of total revenues declined to 48% (2004: 51%) as a result of the strong South African growth referred to above.

Operating profit before goodwill amortisation rose by 17% to R3 480 million, with the operating margin increasing to 8.8% (2004: 8.1% before goodwill amortisation) and continuing the six-year trend of improvement in this ratio. Good margin growth was seen in Motor, Cement and Lime and Coatings southern Africa where operating leverage benefits were achieved on the back of higher volumes. Movement of the rand against the foreign currencies of our principal offshore operations did not a have a material impact on translation.

Growth in operating profit margins (%)


9
8
7
6
5
4
3
2
1
99
00
01
02
03
04
05

Goodwill amortisation in the current year was nil (2004: R148 million). In terms of IFRS3 – Business Combinations, which was early adopted this year, goodwill is no longer amortised but is assessed annually for impairment.

The lesser average appreciation of the rand against the US dollar this year contributed to a decline in negative fair value adjustments on financial instruments from R107 million to R56 million.

The southern African operations cover foreign exchange trade commitments and the derivative financial instruments used are recorded at fair value with the resultant mark-to-market gain or loss taken to income in terms of IAS39.

The impact of financial instrument adjustments on profit before tax is made up as follows:

R million	2005	2004
Equipment southern Africa	**(51)**	(121)
Other operations	**(5)**	14
Total negative fair value adjustments	**(56)**	(107)
Recouped at operating profit level	**107**	152
Impact on profit before tax	**51**	45

The amount recouped at operating profit level arose primarily in equipment southern Africa resulting from the sale of inventories at selling prices based on foreign exchange rates in forward cover contracts, compared to cost of sales which are recorded at average spot rates at the transaction date (as required by IAS21).

Finance costs declined by R11 million to R463 million, mainly due to lower South African interest rates. Interest cover, as a result, increased to 5.9 times, comfortably above our target of 3.0 times and well up on last year's 4.5 times.

Income from investments declined to R187 million (2004: R259 million) following the sale of our equipment finance business last year and lower interest rates.

Taxation rose by 16% to R1 033 million (2004: R888 million) as a result of higher profits and increased Secondary Tax on Companies (STC). The latter was impacted by the special dividend paid by partially owned subsidiary, Pretoria Portland Cement Company Limited (PPC), and the discontinuation of STC credits on foreign dividends received. The effective taxation rate (excluding exceptional items, STC, prior year taxation and goodwill amortisation) declined to 28.8% (2004: 30.8%) following the reduction of 1% in the South African corporate taxation rate and the raising of deferred tax assets on certain carry forward tax losses.

Income from associates and joint ventures declined by R50 million to R57 million. The prior year included R34 million from Avis Southern Africa Limited before it became a wholly owned subsidiary.

Net profit attributable to Barloworld shareholders increased 23% to R1 861 million after taking into account a 22% increase in the minority share of profits.

Headline earnings per share (HEPS) increased by 5% from 853.2 cents to 893.6 cents. The year-on-year growth in HEPS is impacted by the following:

- The prior period headline earnings benefiting from the R100 million (R70 million after tax) reversal of a pension fund closure provision;
- An increased STC charge on the higher PPC special dividend and the fact that STC credits no longer arise on foreign dividends received; and
- A higher weighted number of shares in issue following the Avis transaction midway through last year and the exercise of share options.

Net profit attributable to Barloworld Limited shareholders is reconciled to headline earnings as follows:

R million	2005	2004	%
Net profit attributable to Barloworld Limited shareholders	**1 861**	1 509	23
Net exceptional items	**(6)**	(17)	
Reversal of pension fund closure provision		70	
Goodwill amortisation		148	
Interest in associate goodwill amortisation		6	
Profit on sale of plant and equipment	**(2)**	(15)	
Headline earnings	**1 853**	1 701	9
Headline earnings per share (cents)	**894**	853	5

FINANCE DIRECTOR'S REVIEW CONTINUED

for the year ended 30 September 2005

FINANCIAL TARGETS

Achievement against the key financial targets for the group is as follows:

	Target	Actual 2005	Actual 2004
CFROI® (%)	>8	**10.3**	8.9
Operating margin (%)	>7	**8.8**	8.1
Return on net assets – Group (%)	>15	**17.8**	17.1
Return on net assets – Trading (%)	>20	**24.6**	22.3
Return on equity (excluding exceptional items) (%)	>15	**16.0**	14.4
Interest cover – Group (times)	>3	**5.9**	4.5
Interest cover – Trading (times)	>5	**10.6**	7.6
Dividend cover (times)	2 – 2.5	**2.0**	2.2
Net debt/EBITDA (times)	<2.5	**1.2**	1.4
Working capital days	<35	**35**	28

Cash flow return on investment (CFROI®) is an important metric in terms of Value Based Management (VBM) and is our key measure of real financial returns earned by the group. It is also calculated at segment level and down to individual business units within each segment. CFROI® is supplemented by cash value added (CVA) which measures the financial value created by a business unit in excess of the cost of capital or selected hurdle rate.

The CFROI® achieved by the group in 2005 is 10.3% (2004: 8.9%). This compares with the hurdle rate applied of 8% and the company's current real cost of capital of 6.7%. The increase was achieved on the back of continued strong cash flow generation in relation to only moderate real asset growth.

There has been an improving trend in returns as measured by CFROI®, return on net assets (RONA) (Trading businesses) and return on ordinary shareholders' funds (ROE) since commencing the implementation of VBM in 1999:

Financial return measures (%)


25
20
15
10
5
99
00
01
02
03
04
05
CFROI®
RONA (Trading businesses)
ROE

EXCEPTIONAL ITEMS

Exceptional items totalled a gain of R4 million before tax (2004: R40 million gain) and included the following:

R million	2005	2004
Profits on disposal of properties, investments and subsidiaries	**25**	108
Reversal of pension fund closure provision		100
Impairment of goodwill and capital assets	**(21)**	(111)
Realisation of translation reserve on liquidation of offshore subsidiary		(57)
Gross exceptional items	**4**	40
Taxation and minorities	**2**	(23)
Net exceptional items	**6**	17

Profits on disposal of properties, investments and subsidiaries include the profit realised on sale of 50% of the group's Siberian equipment business to form an enlarged joint venture in the region. Impairments relate principally to goodwill in Truck Center.

CASH FLOW

Cash flow from operations rose by 13% to R3 576 million and has grown at a compound annual rate of 20.4% since 1999.



Cash flow from operations (R million)
4 000
3 000
2 000
1 000
99
00
01
02
03
04
05

Working capital increased by R475 million in the year in line with higher activity levels and increased equipment inventory to cover stronger forward order books. Repurchase commitments (mainly in the equipment division) amounting to R1 071 million have been classified as contingent liabilities in the current year based on the criteria in IAS37. This disclosure impacts inventory and non-interest-bearing liabilities by an equal amount and therefore has no effect on net working capital or cash flows.

Cash used in investing activities rose to R2 980 million (2004: R2 124 million) and is made up as follows:

R million	2005	2004
Net acquisitions and (disposals) of subsidiaries and investments	**374**	(39)
Net additions to property, plant and equipment	**977**	517
Net investment in fleet leasing and rental assets	**1 629**	1 646
	2 980	2 124

The net cash outflow before financing activities amounted to R601 million compared to a R158 million inflow in 2004.

BALANCE SHEET AND BORROWINGS

Total assets grew by 3% to R28 605 million. The currency effect on translation of offshore net assets of R278 million (decrease) was not significant in relation to the asset base.

Total interest-bearing borrowings increased by R332 million to R8 042 million. As in the prior year, the group segments its balance sheet into three broad components for gearing purposes, namely Trading (manufacturing and dealership operations), Leasing (long-term leasing solutions including fleet services) and Car rental. Borrowings in these segments remain within the defined target ranges shown below:

Total debt to equity (%)	Trading	Leasing	Car rental	Total group
Target range	20 – 40	600 – 800	200 – 300	
Ratio at 30 September 2005	20	634	259	63

The total debt-to-equity ratio for the group of 63% compares to 65% last year.

The maturity profile of the group's borrowings, lengthened last year by the issue of a seven-year corporate bond of R1.5 billion, is relatively unchanged.

Borrowings profile R million	**Borrowings September 2005**	Redemption 2006	2007	2008	2009 onwards
Long-term	**5 410**		850	1 171	3 389
South Africa	**2 684**		320	21	2 343
Offshore	**2 726**		530	1 150	1 046
Short-term	**2 632**	2 632			
South Africa	**1 644**	1 644			
Offshore	**988**	988			
Total	**8 042**	2 632	850	1 171	3 389

FINANCE DIRECTOR'S REVIEW CONTINUED

for the year ended 30 September 2005

The corporate bond, which is listed on the SA Bond Exchange, traded satisfactorily during the year, closing at 78 basis points above the comparable treasury stock R153 on 30 September 2005. The interest rate swap concluded last year, which effectively converted 50% of the bond's fixed interest rate to floating short-term rates, was closed out this year. This resulted in 50% of the bond's interest rate being re-fixed at 8.3% per annum until maturity in July 2011. The company's national scale AA-(zaf) credit rating was re-affirmed by Fitch Ratings in June 2005.

The UK-syndicated loan arrangement was renegotiated during the year. This resulted in lower borrowing costs through the reduction of the margin from an average of 80 bps to 45 bps, a reduced commitment fee, a renegotiation of the covenants to accommodate inclusion of the newly acquired Scandinavian car rental businesses, and the extension of the term for an additional five years to 2010. DnBNOR Bank, who provide finance to our Avis operations in Norway and Sweden, joined the syndication arrangement at a participation level of £15 million which resulted in the total facility increasing from £105 million to £120 million.

Cash and cash equivalents totalled R1 399 million at 30 September 2005 (2004: R1 443 million).

ACCOUNTING POLICIES

Following the early adoption last year of 13 new or revised accounting Standards issued by the International Accounting Standards Board, the group early adopted a further six Standards in the current year:

IAS8	Accounting policies, Change in Accounting Estimates and Errors
IAS16	Property, Plant and Equipment
IAS36	Impairment of Assets
IAS38	Intangible Assets
IFRS3	Business Combinations
IFRS4	Insurance Contracts

In addition, IFRIC Interpretation 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities and IFRIC Interpretation 2 Members' Shares in Cooperative Entities and Similar Instruments were applied this year. The effect of the adoption of these Standards and Interpretations is shown on page 168.

A recent focus on the accounting treatment for operating leases has led to a revised interpretation of the technical requirements of IAS17 which deals with operating leases. In the past operating leases, where the group was a lessee, were accounted for by expensing the actual amount paid in terms of the lease agreement. In most cases the lease agreements relate to property rented by group companies with rentals escalating annually by fixed percentages. In terms of the revised interpretation, lease payments are required to be expensed on a straight-line basis over the term of the lease. The effect of this change has been to reduce current earnings by R3.4 million, 2004 earnings by R5 million and earnings prior to 2004 by R30 million.

The only new or revised Standards not yet adopted that have been assessed as having a potential impact on the group's 2006 financial year (refer to page 169) are IFRS2 Share-based Payment and IAS27 (revised) Consolidated and Separate Financial Statements. These standards will be adopted next year.

In terms of IFRS2 options granted after 7 November 2002 are to be expensed over their vesting period. The group has made two option grants in the period since this date as follows:

Option grant date	1 April 2003	26 May 2004
Strike price (R)	47.50	67.80
Expiry date	1 April 2013	26 May 2010
Number of options	2 148 900	2 205 200

The options vest one-third after three years from the date of grant, a further one-third after four years and the final third after five years. Using assumptions of a Barloworld share price volatility of 35%, prevailing risk-free interest rates, dividend yields on the grant dates and employee turnover rates of 2% – 5%, the fair value of the options has been determined and independently verified. Based on these assumptions and the vesting profile, the pre-tax expense relating to the share-based payments reflected above has been calculated to be R21 million in 2006, R23 million in 2005 and R14 million in 2004.

IAS27 (Revised) Consolidated and Separate Financial Statements amends the criteria for the consolidation of entities and as a consequence may affect the group's decision not to consolidate the Zimbabwean cement subsidiary, Portland Holdings Limited (Porthold). The results and financial position of Porthold are dealt with in note 6 on page 145.

In preparing the financial statements in terms of IFRS, applicable accounting policies are selected and estimates and assumptions made that have an effect on the reported financial results. Actual results may differ from these estimates.

Certain accounting policies have been identified as involving particularly complex or subjective judgements or assessments and these are set out in detail on pages 108 and 109.

There are no significant assumptions made concerning the future or other sources of estimation uncertainty that management have identified as giving rise to a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

ACQUISITIONS AND DISPOSALS

The more significant acquisitions during the year included:

- The Northern Ireland Hyster dealer, CMS Lift Trucks, for £6.3 million (R74 million)
- The business of Hamilton Brush, a South African manufacturer of premium paint brushes, for R25.5 million
- A South African clearing and forwarding business, TRT Shipping (Pty) Limited, for R20 million.

Transactions to purchase Prostart (automotive refinish coatings) and Midas Paints in South Africa were also concluded, but remain subject to competition authority approval.

The following more significant disposals took place during the year:

- The sale of 25% of Barloworld Logistics Africa (Pty) Limited to a Black Economic Empowerment consortium.
- The sale of the group's 33% shareholding in Slagment (Pty) Limited.

During the year the company merged its Siberian equipment business with the Siberian business of Wagner, a United States-based Caterpillar dealer. The merged business covers a large part of Russia extending eastwards from the Ural mountain range. The company owns 50% of the enlarged business, Vostochnaya Technica.

The impact of the above acquisitions and disposals on the group income statement and balance sheet was not material.

FINANCIAL RISK MANAGEMENT

No major changes were made in the group's policies for the hedging of foreign currency exposures and treasury risk management. The group is presently assessing the practicability of adopting hedge accounting within equipment southern Africa which will have the benefit of reducing income statement volatility created by marking to market financial instruments.

A formal tax risk policy was adopted during the year. The objectives of the policy are to provide assurance to the audit committee that the group's tax risks are appropriately identified and managed.

SHAREHOLDER INFORMATION

A total of 4 810 773 shares were issued to satisfy the requirements of the company's share option scheme. As a result of this, as well as the shares issued last year in respect of the Avis acquisition, the weighted average number of shares in issue for the year was 207 366 842, 4% higher than in 2004.

DIVIDENDS

Dividends totalling 455 cents per share were declared in respect of this year's earnings, a 20% increase on the prior year. This represents a dividend cover of 2.0 times headline earnings per share, within the target range of 2 to 2.5 times.

THE YEAR AHEAD

The company's balance sheet is strong and cash generation prospects remain good. The acquisition of Avis Southern Africa in 2004 has been absorbed without negative impact on our balance sheet, credit ratings or key funding ratios. Subsequent to year-end, the acquisition of Avis Denmark has been finalised for a cash consideration of Danish krone 170 million (R180 million).

The single largest impending capital project in the group, the R1.36 billion capacity expansion at PPC, will commence in the first quarter of our 2006 financial year. It is expected to be funded by a combination of operating cash flows and borrowings spread over three financial years from 2006, with peak expenditure in 2007. Total capital expenditure commitments for the group of R2 842 million will be funded from existing resources and facilities.

The cash generation capability of our operations, together with a strong balance sheet, positions the group well to fund future profitable growth opportunities as they arise.

CB Thomson
Finance director

ACCOUNTING POLICIES

for the year ended 30 September 2005

DEFINITIONS

Refer page 110 for a list of financial terms used in the annual financial statements of Barloworld Limited (the Company) and group annual financial statements.

BASIS OF PREPARATION

1. Accounting framework

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) using the historical cost convention except for certain financial instruments that are stated at fair value and adjustments, where applicable, in respect of hyperinflation accounting.

The basis of preparation is consistent with the prior year, except for new and revised standards adopted per note 30 to the financial statements.

2. Underlying concepts

The financial statements are prepared on the going concern basis using accrual accounting.

Assets and liabilities and income and expenses are not offset unless specifically permitted by an accounting standard.

Financial assets and financial liabilities are offset and the net amount reported only when a legally enforceable right to set off exists and the intention is either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Changes in accounting policies are accounted for in accordance with the transitional provisions in the Standards. If no such guidance is given, they are applied retrospectively, unless it is impracticable to do so, in which case they are applied prospectively.

Changes in accounting estimates are recognised in profit or loss.

3. Recognition of assets and liabilities

Assets are only recognised if they meet the definition of an asset, it is probable that future economic benefits associated with the asset will flow to the group and the cost or fair value can be measured reliably.

Liabilities are only recognised if they meet the definition of a liability, it is probable that future economic benefits associated with the liability will flow from the entity and the cost or fair value can be measured reliably.

Financial instruments are recognised when the entity becomes a party to the contractual provisions of the instrument. Financial assets and liabilities as a result of firm commitments are only recognised when one of the parties has performed under the contract.

Regular way purchases and sales are recognised using trade date accounting.

4. Derecognition of assets and liabilities

Financial assets are derecognised when the contractual rights to receive cash flows have been transferred or have expired or when substantially all the risks and rewards of ownership have passed.

All other assets are derecognised on disposal or when no future economic benefits are expected from their use.

Financial liabilities are derecognised when the relevant obligation has either been discharged or cancelled or has expired.

5. Foreign currencies

The functional currency of each entity within the group is determined based on the currency of the primary economic environment in which that entity operates. Transactions in currencies other than the entity's functional currency are recognised at the rates of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling at the balance sheet date.

Gains and losses arising on exchange differences are recognised in profit or loss.

The financial statements of entities within the group whose functional currencies are different to the group's presentation currency, which is South African rand, are translated as follows:

- assets, including goodwill, and liabilities at exchange rates ruling on the balance sheet date;
- income and expense items at the average exchange rates for the period; and
- equity items at the exchange rate ruling when they arose.

Resulting exchange differences are classified as a foreign currency translation reserve and recognised directly in equity. On disposal of such a business unit, this reserve is recognised in profit or loss.

6. Hyperinflationary currencies

The financial statements of foreign entities that report

in the currency of a hyperinflationary economy are restated for the decrease in general purchasing power of the currency at the balance sheet date before they are translated into the group's presentation currency.

7. Segmental reporting

Segment accounting policies are consistent with those adopted for the preparation of the group financial statements. The primary basis for reporting segment information is business segments and the secondary basis is by significant geographical region, which is based on the location of assets. The basis is consistent with internal reporting for management purposes as well as the source and nature of business risks and returns. All intra-segment transactions are eliminated on consolidation.

8. Post-balance sheet events

Recognised amounts in the financial statements are adjusted to reflect events arising after the balance sheet date that provide evidence of conditions that existed at the balance sheet date. Events after the balance sheet date that are indicative of conditions that arose after the balance sheet date are dealt with by way of a note.

9. Comparative figures

Comparative figures are restated in the event of a change in accounting policy or prior period error.

COMPANY FINANCIAL STATEMENTS

10. Subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures in the separate financial statements presented by the Company are recognised at cost.

GROUP FINANCIAL STATEMENTS

11. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities, income, expenses and cash flows of the Company and all entities controlled by the Company as if they are a single economic entity. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal.

Inter-company transactions and balances between group entities are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are shown separately from the group equity therein. It consists of the amount of those interests at acquisition plus the minorities' subsequent share of changes in equity of the subsidiary. On acquisition the minorities' interest is measured at the proportion of the pre-acquisition fair values of the identifiable assets and liabilities acquired. Losses applicable to minorities in excess of its interest in the subsidiaries' equity are allocated against the group's interest except to the extent that the minorities have a binding obligation and the financial ability to cover losses.

12. Interests in associates

The consolidated financial statements incorporate the assets, liabilities, income and expenses of associates using the equity method of accounting from the acquisition date to the disposal date (except when the investment is classified as held-for-sale, in which case it is accounted for as Non-current Assets Held For Sale (see accounting policy note 20 below)).

Losses of associates in excess of the group's interest are not recognised unless there is a binding obligation to contribute to the losses.

Goodwill arising on the acquisition of associates is accounted for in accordance with the accounting policy for goodwill as set out in accounting policy note 18 below and is included in the carrying amount of the associate.

Where a group entity transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate.

13. Interests in joint ventures

The consolidated financial statements incorporate the assets, liabilities, income and expenses of joint ventures using the equity method (except when the investment is classified as held-for-sale, in which case it is accounted for as Non-Current Assets Held For Sale (see accounting policy note 20 below)). Losses of joint ventures in excess of the group's interest are not recognised unless there is a binding obligation to contribute to the losses.

Goodwill arising on the acquisition of the group's interest in jointly controlled entities is accounted for in accordance with the accounting policy for goodwill as set out in 18 below and is included in the carrying amount of the joint venture.

Where a group entity transacts with a jointly controlled entity of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the jointly controlled entity.

ACCOUNTING POLICIES CONTINUED

for the year ended 30 September 2005

FINANCIAL STATEMENT ITEMS

14. Property, plant and equipment

Property, plant and equipment represents tangible items that are held for use in the production or supply of goods or services, for rental to others, or for administrative purposes and are expected to be used during more than one period.

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets.

Owner-occupied properties and investment properties in the course of construction are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional fees and, for qualifying assets, borrowings costs capitalised in accordance with the group's accounting policy. Depreciation commences, on the same basis as other property assets, when the assets are ready for their intended use.

Depreciation is charged so as to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their estimated useful lives.

The methods of depreciation, useful lives and residual values are reviewed annually.

The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Aircraft	Straight line	5 years
Buildings	Straight line	20 to 50 years
Plant	Straight line	5 to 35 years
Vehicles	Straight line	5 to 10 years
Equipment	Straight line	5 to 10 years
Furniture	Straight line	3 to 15 years

Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter.

The gain or loss arising on the disposal or scrapping of property, plant, and equipment is recognised in profit or loss.

15. Decommissioning and rehabilitation assets

Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the group's environmental policies.

The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is depreciated over the expected life of the asset and the increase in the net present value of the provision for the expected cost is included with finance costs. Subsequent changes in the initial estimates of rehabilitation and decommissioning costs are capitalised as part of the cost of the item and depreciated prospectively over the remaining life of the item to which they relate.

The cost of ongoing programmes to prevent and control pollution and to rehabilitate the environment is taken to profit or loss as incurred.

Annual contributions are made to the group's Environmental Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the estimated cost of pollution control and rehabilitation to the end of the life of the related asset. The financial statements of the trust fund are incorporated with the consolidated group financial statements.

16. Investment property

An investment property is either land or a building or part of a building held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both.

The cost model is applied in accounting for investment property, ie the investment property is recorded at cost less any accumulated depreciation and impairment losses.

17. Intangible assets

An intangible asset is an identifiable non-monetary asset without physical substance. It includes patents, trademarks, capitalised development cost and certain costs of purchase and installation of major information systems (including packaged software).

Intangible assets are initially recognised at cost if acquired separately or internally generated or at fair value if acquired as part of a business combination. If assessed as having an indefinite useful life, the intangible asset is not amortised but tested for impairment annually and impaired if necessary. If assessed as having a finite useful life, it is amortised over their useful lives (generally three to seven years) using a straight-line basis and tested for impairment if there is an indication that they may be *impaired*.

Research costs are recognised in profit or loss when incurred.

Development costs are capitalised only when and if it results in an asset that can be identified, it is probable that the asset will generate future economic benefits and the development costs can be reliably measured. Otherwise it is recognised in profit or loss.

Patents and trademarks are measured initially at cost and amortised on a straight-line basis over their estimated useful lives, which is 10 years on average.

18. Goodwill

Goodwill represents the future economic benefits arising from assets that are not capable of being individually identified and separately recognised in a business combination and is determined as the excess of the cost of acquisition over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture recognised at the date of acquisition.

Goodwill is recognised as an asset, is stated at cost less impairment losses and is not amortised.

Goodwill acquired in a business combination for which the agreement date was before 31 March 2004 was previously amortised on a systematic basis over its estimated useful life. The accumulated amortisation previously raised has been netted against the cost on 1 October 2004.

If, on a business combination, the fair value of the group's interest in the identifiable assets, liabilities and contingent liabilities exceeds the cost of acquisition, this excess is recognised in profit or loss immediately. For business combinations for which the agreement date was before 31 March 2004, this was called negative goodwill and presented as a negative asset. This amount has since been transferred to retained income on 1 October 2004.

On disposal of a subsidiary, associate, jointly controlled entity or business unit to which goodwill was allocated on acquisition, the amount attributable to such goodwill is included in the determination of the profit or loss on disposal.

19. Deferred tax assets and liabilities

Deferred taxation is recognised using the balance sheet liability method for all temporary differences, unless specifically exempt, at the tax rates that have been enacted or substantially enacted at the balance sheet date.

A deferred taxation asset represents the amount of income taxes recoverable in future periods in respect of deductible temporary differences, the carry forward of unused tax losses and the carry forward of unused tax credits (including unused credits for secondary tax on dividends). Deferred taxation assets are only recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

A *deferred taxation liability represents* the amount of income taxes payable in future periods in respect of taxable temporary differences. Deferred taxation liabilities are recognised for taxable temporary differences, unless specifically exempt.

Deferred taxation assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable income nor accounting profit.

Deferred taxation arising on investments in subsidiaries, associates and joint ventures, is recognised except where the *group is able to control* the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred taxation assets and liabilities are offset when there is a legally enforceable right to set off current taxation assets against current taxation liabilities and it is the intention to settle these on a net basis.

20. Non-current assets held for sale

Non-current assets (or disposal group) are classified as held for sale if the carrying amount will be recovered principally through sale rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the assets (or disposal group) are available for immediate sale in its present condition and management is committed to the sale which should be expected to qualify for

ACCOUNTING POLICIES CONTINUED

for the year ended 30 September 2005

costs. Where assets are leased by a manufacturer or dealer, the initial direct costs are expensed. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease or another basis if more representative of the time pattern of the user's benefit. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying value of the leased asset and recognised on a straight-line basis over the term of the lease.

In the capacity of a lessee

Finance leases are recognised as assets and liabilities at the lower of the fair value of the asset and the present value of the minimum lease payments at the date of acquisition. Finance costs represent the difference between the total leasing commitments and the fair value of the assets acquired. Finance costs are charged to profit or loss over the term of the lease and at interest rates applicable to the lease on the remaining balance of the obligations.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease or another basis if more representative of the time pattern of the user's benefit. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the term of the lease.

38. Government grants and assistance

Government grants are assistance by government in the form of transfers of resources in return for compliance with conditions related to operating activities. Government assistance is action by government designed to provide an economic benefit specific to an entity or range of entities qualifying under certain criteria. "Government" includes government agencies and similar bodies whether local, national or international.

When the conditions attaching to government grants have been complied with and they will be received, they are recognised in profit or loss on a systematic basis over the periods necessary to match them with the related costs. When they are for expenses or losses already incurred, they are recognised in profit or loss immediately. The unrecognised portion at the balance sheet date is presented as deferred income. No value is recognised for government assistance.

39. Discontinued operations

The results of discontinued operations are presented separately in the income statement and the assets associated with these operations are included with Non-current Assets Held For Sale in the balance sheet.

40. Share-based payments

Executive directors and senior executives have been granted share options in terms of the Barloworld Share Option Scheme. After the date on which the options are exercisable and before the expiry date:

- they can be exercised to purchase shares for cash or through a loan from the Barloworld Share Purchase Trust in which event the shares issued are accounted for in share capital and share premium at the amount of the exercise price, or
- they can be ceded to an approved financial institution in which event there is no increase in share capital or share premium until the option is exercised by the financial institution, at which time they are accounted for at the amount of the option price.

No charge is taken to profit or loss in respect of the granting of share options.

41. Judgements made by management

Preparing financial statements in conformity with IFRS requires estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates.

Certain accounting policies have been identified as involving particularly complex or subjective judgements or assessments, as follows:

- Non-consolidation of subsidiary
  The results of Porthold, a wholly owned Zimbabwean subsidiary of Pretoria Portland Cement Company Limited have not been consolidated in the group results as at 30 September 2005 in terms of the exclusions contained in IAS27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries). Future developments in Zimbabwe could impact on the accounting treatment and carrying value of the investment in Porthold. Refer to note 6 on page 145 for details.

- Consolidation of special purpose entities
  Special purpose entities established in recent Black Economic Empowerment transactions have been consolidated in the group results. The substance of the relationship between the Company and these entities has been assessed and the judgement made that they are controlled entities.

- Deferred taxation assets
  Deferred tax assets are recognised to the extent it is probable that taxable income will be available in future against which they can be utilised. Future taxable profits are estimated based on business plans which include estimates and assumptions regarding economic growth, interest, inflation and taxation rates and competitive forces. Deferred tax assets are also recognised on STC credits to the extent it is probable that future dividends will utilise these credits.

- Revenue recognition
  The percentage of completion method is utilised to recognise revenue on long-term contracts. Management exercises judgement in calculating the deferred revenue reserve which is based on the anticipated cost of repairs over the life cycle of the equipment applied to the total expected revenue arising from maintenance and repair contracts.

- Decommissioning and rehabilitation obligations
  Estimating the future costs of environment and rehabilitation obligations is complex and requires management to make estimates and judgements because most of the obligations will be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions are further influenced by changing technologies and political, environmental, safety, business and statutory considerations.

- Asset lives and residual values
  Property, plant and equipment is depreciated over its useful life taking into account residual values, where appropriate. The actual lives of the assets and residual values are assessed annually and may vary depending on a number of factors. In re-assessing asset lives, factors such as technological innovation, product life cycles and maintenance programmes are taken into account. Residual value assessments consider issues such as future market conditions, the remaining life of the asset and projected disposal values.

- Impairment of assets
  Goodwill is considered for impairment at least annually. Property, plant and equipment and intangible assets are considered for impairment if there is a reason to believe that an impairment may be necessary. Factors taken into consideration in reaching such a decision include the economic viability of the asset itself and where it is a component of a larger economic unit, the viability of that unit itself.

  Future cash flows expected to be generated by the assets are projected, taking into account market conditions and the expected useful lives of the assets. The present value of these cash flows, determined using an appropriate discount rate, is compared to the current net asset value and, if lower, the assets are impaired to the present value.

- Repurchase commitments
  Buy-back (repurchase) arrangements with customers are periodically concluded. The likelihood of the repurchase commitments being exercised and quantification of the possible loss, if any, on resale of the equipment is assessed at the inception of the contract and at each reporting period. Significant assumptions are made in estimating residual values. These are assessed based on past experience and take into account expected future market conditions and projected disposal values.

- Post-employment benefit obligations
  Post-retirement defined benefits are provided for certain existing and former employees. Actuarial valuations are based on assumptions which include employee turnover, mortality rates, the discount rate, the expected long-term rate of return of retirement plan assets, healthcare inflation cost and rates of increase in compensation costs.

- Valuation of financial instruments
  The valuation of derivative financial instruments is based on the market situation at balance sheet date. The value of the derivative instruments fluctuates on a daily basis and the actual amounts realised may differ materially from their value at the balance sheet date.

42. Sources of estimation uncertainty

There are no key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that management have assessed as having a significant risk of causing material adjustment to the carrying amounts of the assets and liabilities within the next financial year.

DEFINITIONS OF FINANCIAL TERMS

Accounting policies
The specific principles, bases, conventions, rules and practices applied in preparing and presenting financial statements.

Accrual accounting
The effects of transactions and other events are recognised when they occur rather than when the cash is received.

Actuarial gains and losses
The effects of differences between the previous actuarial assumptions and what has actually occurred as well as changes in actuarial assumptions.

Amortised cost
The amount at which a financial asset or financial liability is measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility.

Asset
A resource controlled by the entity as a result of a past event from which future economic benefits are expected to flow.

Associate
An entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the associate but is not control or joint control over those policies.

Available-for-sale financial assets
Those non-derivative financial assets that are designated as available-for-sale or are not classified as loans and receivables or held-to-maturity investments or financial assets at fair value through profit or loss.

Borrowing costs
Interest and other costs incurred in connection with the borrowing of funds.

Business combination
A business is an integrated set of activities and assets conducted and managed for the purpose of providing a return to investors or lower costs or other economic benefits directly and proportionately to participants.

A business combination is the bringing together of separate entities or businesses into one reporting entity.

Carrying amount
The amount at which an asset is recognised after deducting any accumulated depreciation and accumulated impairment losses.

Cash and cash equivalents
Cash comprises cash on hand and demand deposits. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

Cash flow hedge
A hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with an asset, or a liability that could affect profit or loss or a highly probable forecast transaction that could affect profit or loss.

Cash flow return on investment (CFROI®)
CFROI® represents an internal rate of return calculation for the business as a whole using the following components:

- Gross cash flow (the after tax cash flow from the company's operations consisting of accounting operating profit before depreciation, amortisation and other non-cash items adjusted for the add back of lease costs) (Pmt)
- Recurring annually over the estimated average economic asset life of the asset base (n)
- Working capital and other non-depreciating assets (eg land and estimated residuals on rental assets) realised at the end of the life (Fv)
- Expressed as a return on current inflation adjusted gross assets (both depreciating and non-depreciating and including operating leases capitalised at today's real interest rate) (Pv)

For further authoritative reading please refer to the book "CFROI VALUATION" a Total System Approach to Valuing the Firm by Bartley J. Madden published by Butterworth – Heinemann Finance (ISBN 0 7506 3865 6).

Cost of capital
In terms of the CSFB Holt methodology cost of capital is an empirically market derived real discount rate which is company-specific with adjustments for size and financial leverage differentials.

The group's CFROI® returns are measured against the real cost of capital for performance management purposes. An internal minimum hurdle rate has been set at 8% real which is the discount rate generally used in discounted cash flow (DCF) calculations for valuation purposes.

CFROI® is a registered trademark in the United States of Credit Suisse First Boston or its subsidiaries or affiliates.

Cash-generating unit
The smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Change in accounting estimate
An adjustment to the carrying amount of an asset, liability or the amount of the periodic consumption of an asset that results from new information or new developments.

Constructive obligation
An obligation that derives from an established pattern of past practice, published policies or a sufficiently specific current statement such that it creates a valid expectation on the part of other parties that the obligation will be met.

Consolidated financial statements
The financial statements of a group presented as those of a single economic entity.

Contingent asset
A possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

Contingent liability
A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

Costs to sell
The incremental costs directly attributable to the disposal of an asset (or disposal group), excluding finance costs and income taxation expense.

Date of transaction
The date on which the transaction first qualifies for recognition in accordance with International Financial Reporting Standards.

Depreciation (or amortisation)
The systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount of an asset is the cost of an asset, or other amount substituted for cost, less its residual value.

Derecognition
The removal of a previously recognised asset or liability from the balance sheet.

Derivative
A financial instrument whose value changes in response to an underlying item, requires no initial or little net investment in relation to other types of contracts that would be expected to have a similar response to changes in market factors and is settled at a future date.

Development
The application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products, processes, systems or services before starting commercial production or use.

Discontinued operation
A component that has either been disposed of or is classified as held-for-sale and represents a separate major line of business or geographical area of operations or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation, or a subsidiary acquired exclusively with a view to resale.

Employee benefits
All forms of consideration (excluding share options granted to employees) given in exchange for services rendered by employees.

Equity instrument
A contract or certificate that evidences a residual interest in the total assets after deducting the total liabilities.

Equity method
A method in which the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the share of net assets of the investee. Profit or loss includes the share of the profit or loss of the investee.

Expenses
The decreases in economic benefits in the form of outflows or depletions of assets or incurrences of liabilities that result in decreases in equity, other than those relating to distributions to equity participants.

Fair value
The amount for which an asset could be exchanged or a liability settled, between knowledgeable and willing parties in an arm's length transaction.

Fair value hedge
A hedge of exposure to changes in fair value of a recognised asset, liability or firm commitment.

Finance lease
A lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

Financial asset or liability at fair value through profit or loss
A financial asset or financial liability that is classified as held-for-trading or is designated as such on initial recognition, other than investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured.

Financial instrument
A contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Firm commitment
A binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

Forecast transaction
An uncommitted but anticipated future transaction.

Going concern basis
The assumption that the entity will continue in operation for the foreseeable future.

Gross investment in lease
The aggregate of the minimum lease payments receivable by the lessor under a finance lease and any unguaranteed residual value accruing to the lessor.

Hedged item
An asset, liability, firm commitment, highly probable forecast transaction or net investment in a foreign operation that exposes the entity to risk of changes in fair value or future cash flows and is designated as being hedged.

Hedging instrument
A designated derivative or non-derivative financial asset or non-derivative financial liability whose fair value or cash flows are expected to offset changes in the fair value or cash flows of a designated hedged item.

Hedge effectiveness
The degree to which changes in the fair value or cash flows of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flows of the hedging instrument.

Held-for-trading financial asset or financial liability
One that is acquired or incurred principally for the purpose of selling or repurchasing it in the near term or as part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking or a derivative (except for a derivative that is a designated and effective hedging instrument).

Held-to-maturity investment
A non-derivative financial asset with fixed or determinable payments and fixed maturity where there is a positive intention and ability to hold it to maturity.

Immaterial
If individually or collectively it would not influence the economic decisions of the users of the financial statements.

Impairment loss
The amount by which the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount.

Income
Increase in economic benefits in the form of inflows or enhancements of assets or decreases of liabilities that result in increases in equity, other than those relating to contributions from equity participants.

Joint control
The contractually agreed sharing of control over an economic activity.

Joint venture
A contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

Legal obligation
An obligation that derives from a contract, legislation or other operation of law.

Liability
A present obligation of the entity arising from a past event, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits.

Loans and receivables
Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Minimum lease payments
Payments over the lease term that the lessee is or can be required to make, excluding contingent rent, costs for services and taxes to be paid by and reimbursed to the lessor including in the case of a lessee, any amounts guaranteed by the lessee or by a party related to the lessee or in the case of a lessor, any residual value guaranteed to the lessor by the lessee, a party related to the lessee or a third party unrelated to the lessor that is financially capable of discharging the obligations under the guarantee.

Net assets
Net operating assets plus cash and cash equivalents.

Net investment in the lease
The gross investment in the lease discounted at the interest rate implicit in the lease.

Net operating assets
Segment assets less segment liabilities.

Operating lease
A lease other than a finance lease.

Owner-occupied property
Property held by the owner or by the lessee under a finance lease for use in the production or supply of goods or services or for administrative purposes.

Past service cost
The increase or decrease in the present value of the defined benefit obligation for employee service in prior periods resulting from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Post-employment benefits
Employee benefits (other than termination benefits) that are payable after the completion of employment.

Post-employment benefit plans
Formal or informal arrangements under which an entity provides post-employment benefits to

employees. Defined contribution benefit plans are where there are no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Defined benefit plans are post-employment benefit plans other than defined contribution plans.

Presentation currency
The currency in which the financial statements are presented.

Prior period error
An omission from or misstatement in the financial statements for one or more prior periods arising from a failure to use, or misuse of, reliable information that was available when financial statements for those periods were authorised for issue and could reasonably be expected to have been obtained and taken into account in the preparation of those financial statements.

Prospective application
Applying a new accounting policy to transactions, other events and conditions occurring after the date the policy changed or recognising the effect of the change in an accounting estimate in the current and future periods.

Recoverable amount
The higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use.

Regular way purchase or sale
A purchase or sale of a financial asset under a contract, the terms of which require delivery of the asset within the timeframe established by regulation or convention in the marketplace concerned.

Research
The original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding.

Residual value
The estimated amount which an entity would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life.

Restructuring
A programme that is planned and controlled by management, and materially changes either the scope of a business undertaken by an entity or the manner in which that business is conducted.

Retrospective application
Applying a new accounting policy to transactions, other events and conditions as if that policy had always been applied.

Retrospective restatement
Correcting the recognition, measurement and disclosure of amounts as if a prior period error had never occurred.

Segment assets
Total assets less cash on hand, deferred and current taxation assets.

Segment liabilities
Non-interest-bearing current and non-current liabilities, excluding deferred and current taxation liabilities.

Segment result
Segment result represents operating profit plus any other items that are directly attributable to segments including fair value adjustments on financial instruments. Interest costs are excluded due to the centralised nature of the group's treasury operations.

Share-based payment transactions
A cash-settled share-based payment transaction is the acquisition of goods or services by incurring a liability to transfer cash or other assets to the supplier of those goods or services for amounts that are based on the price (or value) of the entity's shares or other equity instruments.

An equity-settled share-based payment transaction is a share-based payment transaction where goods or services are received and settled in equity instruments of the entity.

Tax base
The tax base of an asset is the amount that is deductible for taxation purposes if the economic benefits from the asset are taxable or is the carrying amount of the asset if the economic benefits are not taxable.

The tax base of a liability is the carrying amount of the liability less the amount deductible in respect of that liability in future periods.

The tax base of revenue received in advance is the carrying amount less any amount of the revenue that will not be taxed in future periods.

Temporary differences
The differences between the carrying amount of an asset or liability and its tax base.

Transaction costs
Incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, ie those that would not have been incurred if the entity had not acquired, issued or disposed of the financial instrument.

Unearned finance income
The difference between the gross investment in the lease and the net investment in the lease.

Useful life
The period over which an asset is expected to be available for use or the number of production or similar units expected to be obtained from the asset.

Value in use
The present value of the future cash flows expected to be derived from an asset or cash-generating unit.

GROUP SEVEN-YEAR SUMMARY

for the year ended 30 September 2005

	Compound annual growth %	2005 Rm	2004 Rm	2003 Rm	2002* Rm	2001* Rm	2000* Rm	1999* Rm
BALANCE SHEETS								
Assets								
Property, plant and equipment	8.7	**7 922**	7 706	6 655	7 565	6 053	5 297	4 815
Goodwill and intangible assets	29.9	**2 745**	2 675	1 580	1 903	1 530	890	571
Investments in associates and joint ventures and other non-current assets	9.3	**2 853**	3 048	3 503	4 019	2 874	1 944	1 674
Deferred taxation assets	21.7	**550**	517	472	385	257	188	169
Non-current assets	11.7	**14 070**	13 946	12 210	13 872	10 714	8 319	7 229
Current assets	10.7	**14 535**	13 897	11 548	13 225	11 232	8 419	7 891
Total assets	11.2	**28 605**	27 843	23 758	27 097	21 946	16 738	15 120
Equity and liabilities								
Capital and reserves								
Share capital and premium		**1 397**	1 209	712	682	682	690	749
Reserves and retained income		**10 682**	9 893	8 972	10 552	8 395	7 208	6 495
Interest of shareholders of Barloworld Limited	8.9	**12 079**	11 102	9 684	11 234	9 077	7 898	7 244
Minority interest		**646**	719	706	791	625	556	554
Interest of all shareholders		**12 725**	11 821	10 390	12 025	9 702	8 454	7 798
Non-current liabilities	17.6	**7 103**	6 938	4 916	5 195	3 845	2 881	2 680
Deferred taxation liabilities		**906**	797	617	617	318	281	277
Non-current liabilities		**6 197**	6 141	4 299	4 578	3 527	2 600	2 403
Current liabilities	11.2	**8 777**	9 084	8 452	9 877	8 399	5 403	4 642
Total equity and liabilities	11.2	**28 605**	27 843	23 758	27 097	21 946	16 738	15 120

Operating profit including fair value adjustments on financial instruments (R million)



3 500
3 000
2 500
2 000
1 500
1 000
500
99
00
01
02
03
04
05
SA
Non-SA

Attributable profit excluding exceptional items (R million)



2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
99
00
01
02
03
04
05
SA
Non-SA

	Compound annual growth %	2005 Rm	2004 Rm	2003 Rm	2002* Rm	2001* Rm	2000* Rm	1999* Rm
INCOME STATEMENTS								
Revenue	12.6	**39 401**	36 672	34 603	35 999	27 945	22 457	19 337
Operating profit before goodwill amortisation	26.4	**3 480**	2 979	2 442	2 067	1 487	1 155	854
Goodwill amortisation			(148)	(113)	(116)	(88)	(47)	(34)
Operating profit	27.2	**3 480**	2 831	2 329	1 951	1 399	1 108	820
Fair value adjustments on financial instruments		**(56)**	(107)	(334)	55			
Finance costs		**(463)**	(474)	(531)	(401)	(305)	(247)	(293)
Income from investments		**187**	259	274	253	254	256	296
Profit from continuing operations	25.1	**3 148**	2 509	1 738	1 858	1 348	1 117	823
Loss from discontinuing operations							(30)	(85)
Profit before exceptional items		**3 148**	2 509	1 738	1 858	1 348	1 087	738
Exceptional items		**4**	40	81	369	(278)	668	951
Profit before taxation		**3 152**	2 549	1 819	2 227	1 070	1 755	1 689
Taxation		**(1 033)**	(888)	(600)	(636)	(383)	(302)	(182)
Profit after taxation		**2 119**	1 661	1 219	1 591	687	1 453	1 507
Income from associates and joint ventures		**57**	107	114	119	31	40	61
Net profit		**2 176**	1 768	1 333	1 710	718	1 493	1 568
Attributable to:								
Minority shareholders		**315**	259	211	207	101	87	73
Barloworld Limited shareholders		**1 861**	1 509	1 122	1 503	617	1 406	1 495
		2 176	1 768	1 333	1 710	718	1 493	1 568
Attributable net profit excluding exceptional items and loss from discontinuing operations	20.3	**1 855**	1 492	1 031	1 156	884	766	613
CASH FLOW STATEMENTS								
Cash flow from operations	20.4	**3 576**	3 153	2 419	3 037	2 317	1 494	1 176
Dividends paid (including minority shareholders)		**(1 197)**	(871)	(940)	(649)	(436)	(381)	(324)
Net cash flow from operating activities	18.7	**2 379**	2 282	1 479	2 388	1 881	1 113	852
Net cash flow (used in)/from investing activities		**(2 980)**	(2 124)	(1 812)	(2 621)	(2 834)	(1 764)	724
Net cash flow from/(used in) financing activities		**601**	(258)	487	(24)	1 625	411	(1 122)
Net (decrease)/increase in cash and cash equivalents		**0**	(100)	154	(257)	672	(240)	454

* *Not restated for accounting policy changes due to practical constraints.*

GROUP SEVEN-YEAR SUMMARY CONTINUED

for the year ended 30 September 2005

ORDINARY SHARE PERFORMANCE

Weighted average number of ordinary shares in issue during the year, net of buy-back		(000)
Net profit per share	Net profit attributable to ordinary shareholders of Barloworld Limited / Weighted average number of ordinary shares in issue, net of buy-back	SA cents US cents
Headline earnings per share	Net profit attributable to ordinary shareholders of Barloworld Limited + goodwill amortisation -/(+) capital profits/(losses) net of taxation and minority interest thereof / Weighted average number of ordinary shares in issue, net of buy-back	SA cents US cents
Dividends per share*	Interim and final dividends declared out of current year's earnings	SA cents US cents
Dividend cover	Headline earnings per share / Dividends per share	times
Net asset value per share	Interest of shareholders of Barloworld Limited, including investments at market value / Number of ordinary shares in issue, net of buy-back	SA cents US cents

* *Excludes special centenary dividend of 100 cents declared in November 2002.*

PROFITABILITY AND ASSET MANAGEMENT

Operating margin	Operating profit before goodwill amortisation / Revenue	%
Net asset turn	Revenue / Average net assets	times
Return on net assets (Group)	Operating profit (after goodwill amortisation) + investment income + income from associates and joint ventures / Average net assets	%
Return on net assets (Trading businesses)	As per group calculation but excluding leasing and car rental businesses	%
Return on ordinary shareholders' funds (excluding exceptional items)	Net profit attributable to ordinary shareholders of Barloworld Limited – net exceptional items / Average interest of shareholders of Barloworld Limited	%
Cash flow return on investment (CFROI®)	Refer page 110 for definition	%
Replacement capex to depreciation	Replacement capital expenditure / Depreciation charge	%
Effective rate of taxation	Tax charge – prior year tax – exceptional tax – secondary tax on companies / Profit before tax -/(+) exceptional items + goodwill amortisation	%

Compound annual growth %	2005	2004	2003	2002*	2001*	2000*	1999*
	207 367	199 375	196 028	195 284	195 613	205 594	214 234
4.3	**897.4**	756.9	572.4	769.6	315.7	684.0	697.8
3.0	**140.0**	114.6	71.2	72.3	39.5	103.0	117.3
19.9	**893.6**	853.2	588.7	621.7	499.0	383.7	300.3
18.4	**139.4**	129.2	73.2	58.4	62.5	57.8	50.5
21.6	**455**	380	290	275	220	180	141
20.1	**71.0**	57.5	36.1	25.8	27.5	27.1	23.7
	2.0	2.2	2.0	2.3	2.3	2.1	2.1
7.5	**5 904**	5 550	5 100	5 872	4 774	4 081	3 833
6.5	**929**	857	725	558	530	561	637

Targets	2005	2004	2003	2002*	2001*	2000*	1999*
>7	**8.8**	8.1	7.1	5.7	5.3	5.1	4.4
>2	**1.9**	2.0	2.0	2.0	1.9	1.9	1.8
>15	**17.8**	17.1	14.7	12.8	11.8	12.2	10.7
>20	**24.4**	22.1	18.5	16.0	15.1	15.3	14.3
>15	**16.0**	14.4	9.9	11.2	10.4	9.7	8.6
>8	**10.3**	8.9	8.1	8.5	8.3	6.6	6.2
	121.8	121.9	183.7	66.7	61.5	62.9	26.8
	28.8	30.8	31.7	32.2	24.1	25.7	21.8

* *Not restated for accounting policy changes due to practical constraints.*

GROUP SEVEN-YEAR SUMMARY CONTINUED

for the year ended 30 September 2005

LIQUIDITY AND LEVERAGE

	Definition	
Total liabilities to total shareholders' funds	Non-current liabilities – deferred tax liabilities + current liabilities / Interest of all shareholders	%
Total borrowings to total shareholders' funds	Non-current interest-bearing liabilities + amounts due to bankers and short-term loans + convertible bond / Interest of all shareholders	
– Total group		%
– Trading businesses		%
– Leasing businesses		%
– Car rental businesses		%
Net borrowings/EBITDA	Non-current interest-bearing liabilities + amounts due to bankers and short-term loans + convertible bond – cash and cash equivalents / Operating profit + amortisation of goodwill and intangible assets + depreciation charge	times
Number of years to repay interest-bearing debt	Non-current interest-bearing liabilities + amounts due to bankers and short-term loans + convertible bond / Cash flow from operations	years
Current ratio	Current assets / Current liabilities	
Quick ratio	Current assets – inventories / Current liabilities	
Interest cover	Profit before exceptional items + goodwill amortisation + interest paid (including interest capitalised and interest included in cost of sales) / Interest paid (including interest capitalised and interest included in cost of sales)	
– Total group		times
– Trading businesses		times
– Leasing businesses		times
– Car rental businesses		times

VALUE ADDED

	Definition	
Number of employees		
Revenue per employee	Revenue / Average number of employees	R000
Value created per employee	Total value created per value added statement / Average number of employees	R000
Employment cost per employee	Salaries, wages and other benefits paid to employees / Average number of employees	R000

Targets	2005	2004	2003	2002*	2001*	2000*	1999*
<150	**117.7**	128.8	122.7	120.2	122.9	94.7	90.3
	63.2	65.2	59.1	59.8	64.1	43.7	42.1
20 – 40	**19.8**	21.1	29.2	23.3	31.1	12.6	11.6
600 – 800	**634.0**	598.2	814.6	947.2	1 325.8	1 259.7	1 217.3
200 – 300	**259.2**	299.5					
<2.5	**1.2**	1.4	1.2	1.6	1.8	1.4	1.2
<5	**2.2**	2.4	2.5	2.4	4.2	2.6	2.3
>1	**1.7**	1.5	1.4	1.3	1.3	1.6	1.7
>0.5	**1.1**	1.0	0.8	0.7	0.8	0.9	1.1
>3	**5.9**	4.5	3.2	3.7	3.5	3.2	2.2
>5	**10.6**	7.6	4.3	5.7	5.7	5.5	3.5
>1	**1.6**	1.5	1.3	1.2	1.0	1.1	1.1
>2	**1.9**	1.7					

Compound annual growth %	2005	2004	2003	2002*	2001*	2000*	1999*
	25 963	25 233	22 749	23 192	23 233	21 966	22 148
12.1	**1 539.2**	1 528.6	1 506.4	1 550.8	1 236.4	1 018.1	774.2
11.0	**473.4**	451.3	407.3	430.6	304.9	300.6	253.6
10.5	**250.5**	249.8	237.3	251.3	193.2	169.8	137.9

* *Not restated for accounting policy changes due to practical constraints.*

GROUP SEVEN-YEAR SUMMARY CONTINUED

for the year ended 30 September 2005

ORDINARY SHARES – JSE LIMITED PERFORMANCE

Closing market prices per share		
– year-end (30 September)		SA cents
		US cents
– highest		SA cents
– lowest		SA cents
Number of shares in issue at 30 September#		million
Volume of shares traded		million
Value of shares traded		Rm
Earnings yield	Headline earnings per share / Closing market price per share	%
Dividend yield	Dividends per share / Closing market price per share	%
Total shareholder return – Barloworld Limited		
– Annual share price gain		%
– Total shareholder return	Annual share price gain + dividend yield	%
Total shareholder return – JSE all share (Alsi) index		
– Alsi index (30 September)		
– Gain in Alsi index – year to 30 September		%
– Dividend yield		%
– Total shareholder return		%
Price: Earnings ratio	Closing market price per share / Headline earnings per share	times
Price: Earnings ratio – JSE Alsi index		times
Market capitalisation at 30 September	Closing market price per share multiplied by number of shares in issue at 30 September	Rm
Premium/(discount) over interest of shareholders of Barloworld Limited	Market capitalisation – interest of shareholders of Barloworld Limited	Rm

 # The number of shares in issue has been reduced by 19 million (2004 and 2003: 19 million) shares purchased by a subsidiary company in terms of a programme to buy back the company's shares (see note 12).

Revenue and value created per employee


1 600
1 400
1 200
1 000
800
600
400
200
99
00
01
02
03
04
05
Revenue per employee
Value created per employee

Share performance (cents)


14 000
12 000
10 000
8 000
6 000
4 000
2 000
99
00
01
02
03
04
05
Nav per share
Market price – highest and lowest
30 September price

Compound annual growth %	2005	2004	2003	2002*	2001*	2000*	1999*
25.8	**11 629**	7 800	5 675	5 900	4 910	4 450	2 940
24.6	**1 829**	1 205	807	560	545	612	488
	11 730	7 979	6 359	7 300	6 200	5 200	3 990
	7 553	5 610	4 750	4 850	3 550	3 125	2 130
	209	204	196	195	195	197	214
	187	147	147	106	97	129	140
	18 230	9 902	8 196	6 414	4 931	5 372	4 103
	7.7	10.9	10.4	10.5	10.2	8.5	9.7
	3.9	4.9	5.1	4.7	4.5	4.0	4.8
	49.1	37.4	(3.8)	20.2	10.3	51.4	33.6
	53.0	42.3	1.3	24.9	14.8	55.4	38.4
16.2	**16 875**	11 761	8 926	9 465	8 126	8 274	6 855
	43.5	31.8	(5.7)	16.5	(1.8)	20.7	34.4
	2.5	2.7	3.6	3.8	3.4	2.5	3.4
	46.0	34.5	(2.1)	20.3	1.6	23.2	37.8
	13.0	9.1	9.6	9.5	9.8	11.7	10.3
	15.2	14.6	9.7	12.5	12.3	14.5	14.5
25.2	**24 260**	15 897	11 142	11 522	9 588	9 537	6 301
	12 181	4 795	1 458	288	511	1 639	(943)

* *Not restated for accounting policy changes due to practical constraints.*

Operating margin (%)


40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
Equipment
Industrial distribution
Motor
Cement & Lime
Coatings
Scientific
Steel Tube
Group
2005
2004

Return on net assets (trading businesses) – (%)


60.0
50.0
40.0
30.0
20.0
10.0
Equipment
Industrial distribution
Motor
Cement & Lime
Coatings
Scientific
Steel Tube
Group (trading)
2005
2004

GROUP SUMMARY IN OTHER CURRENCIES#

for the year ended at 30 September 2005

	US dollar			Pound sterling			Euro		
	2005	2004*	2003*	**2005**	2004*	2003*	**2005**	2004*	2003*
	$m	$m	$m	**£m**	£m	£m	**€m**	€m	€m
BALANCE SHEETS									
Assets									
Property, plant and equipment	**1 246**	1 190	946	**704**	658	566	**1 034**	958	808
Goodwill and intangible assets	**432**	413	225	**244**	228	134	**358**	333	192
Investment in associates and joint ventures and other non-current assets	**449**	471	498	**254**	260	298	**372**	379	426
Deferred taxation assets	**86**	80	67	**49**	44	40	**72**	64	57
Non-current assets	**2 213**	2 154	1 736	**1 251**	1 190	1 038	**1 836**	1 734	1 483
Current assets	**2 286**	2 146	1 642	**1 292**	1 186	981	**1 896**	1 728	1 403
Total assets	**4 499**	4 300	3 378	**2 543**	2 376	2 019	**3 732**	3 462	2 886
Equity and liabilities									
Capital and reserves									
Share capital and premium	**220**	187	106	**124**	103	64	**182**	150	91
Reserves and retained income	**1 505**	1 313	1 081	**851**	726	646	**1 249**	1 057	923
Non-distributable reserves – foreign currency translation	**175**	215	190	**99**	119	114	**145**	173	162
Interest of shareholders of Barloworld Limited	**1 900**	1 715	1 377	**1 074**	948	824	**1 576**	1 380	1 176
Minority interest	**101**	111	100	**57**	61	60	**84**	89	86
Interest of all shareholders	**2 001**	1 826	1 477	**1 131**	1 009	884	**1 660**	1 469	1 262
Non-current liabilities	**1 117**	1 071	699	**632**	592	417	**927**	863	597
Deferred taxation liabilities	**142**	123	88	**81**	68	52	**118**	99	75
Non-current liabilities	**975**	948	611	**551**	524	365	**809**	764	522
Current liabilities	**1 381**	1 403	1 202	**780**	775	718	**1 145**	1 130	1 027
Total equity and liabilities	**4 499**	4 300	3 378	**2 543**	2 376	2 019	**3 732**	3 462	2 886



Increase in profitability – 2004 to 2005 (%)


30
25
20
15
10
5
Rand
Dollar
Pound
Euro
Attributable income (excluding exceptional items)
Operating profit
Headline EPS

	US dollar			Pound sterling			Euro		
	2005	2004*	2003*	2005	2004*	2003*	2005	2004*	2003*
	$m	$m	$m	£m	£m	£m	€m	€m	€m
INCOME STATEMENTS									
Revenue	**6 149**	5 552	4 305	**3 437**	3 081	2 679	**5 042**	4 541	3 990
Operating profit before goodwill amortisation	**543**	451	305	**304**	250	189	**445**	369	282
Goodwill amortisation		(22)	(14)		(12)	(9)		(19)	(13)
Operating profit	**543**	429	291	**304**	238	180	**445**	350	269
Fair value adjustments on financial instruments	**(9)**	(16)	(42)	**(5)**	(9)	(26)	**(7)**	(13)	(39)
Finance costs	**(72)**	(72)	(66)	**(40)**	(39)	(41)	**(59)**	(59)	(61)
Income from investments	**29**	39	34	**16**	22	21	**24**	32	32
Profit before exceptional items	**491**	380	217	**275**	212	134	**403**	310	201
Exceptional items	**1**	6	10		3	6	**1**	5	9
Profit before taxation	**492**	386	227	**275**	215	140	**404**	315	210
Taxation	**(161)**	(134)	(75)	**(90)**	(75)	(46)	**(133)**	(110)	(69)
Profit after taxation	**331**	252	152	**185**	140	94	**271**	205	141
Income from associates and joint ventures	**9**	16	14	**5**	9	9	**6**	14	13
Net profit	**340**	268	166	**190**	149	103	**277**	219	154
Net profit attributable to:									
Minority shareholders	**49**	38	26	**27**	22	20	**41**	32	24
Barloworld Limited shareholders	**291**	230	140	**163**	127	83	**236**	187	130
	340	268	166	**190**	149	103	**277**	219	154
Attributable net profit excluding exceptional items	**289**	226	128	**162**	125	80	**237**	185	119
Net profit per share (cents)	**140.0**	114.6	71.2	**78.3**	63.6	44.3	**114.8**	93.7	66.0
Headline earnings per share (cents)	**139.4**	129.2	73.2	**78.0**	71.7	45.6	**114.4**	105.7	67.9
Ordinary dividends per share (cents)	**71.0**	57.5	36.1	**39.7**	31.9	22.5	**58.2**	47.1	33.4
CASH FLOW STATEMENTS									
Cash flow from operations	**558**	477	301	**312**	265	187	**458**	390	279
Dividends paid (including minority shareholders)	**(187)**	(132)	(117)	**(104)**	(73)	(73)	**(153)**	(108)	(108)
Net cash flow from operating activities	**371**	345	184	**208**	192	114	**305**	282	171
Net cash used in investing activities	**(465)**	(322)	(226)	**(260)**	(178)	(140)	**(381)**	(262)	(209)
Net cash flow from/(used in) financing activities	**94**	(38)	61	**52**	(22)	38	**76**	(32)	56
Net (decrease)/increase in cash and cash equivalents	**–**	(15)	19	**–**	(8)	12	**–**	(12)	18
Exchange rates used:									
Balance sheet – closing rate (rand)	**6.36**	6.47	7.03	**11.25**	11.72	11.77	**7.67**	8.04	8.23
Income statement and cash flow statement – average rate (rand)	**6.41**	6.61	8.04	**11.46**	11.90	12.91	**7.81**	8.08	8.67

These schedules are provided for convenience purposes only. The reporting currency used for the financial statements and notes is South African rand.

* *Restated – refer note 30.*

GROUP BALANCE SHEETS

at 30 September 2005

	Notes	2005 Rm	2004* Rm	2003* Rm
ASSETS				
Non-current assets		**14 070**	13 946	12 210
Property, plant and equipment	2	**7 922**	7 706	6 655
Goodwill	3	**2 485**	2 433	1 308
Intangible assets	3	**260**	242	272
Investment in associates and joint ventures	4	**518**	319	535
Finance lease receivables	5	**1 495**	1 631	2 267
Long-term financial assets	6	**840**	1 098	701
Deferred taxation assets	7	**550**	517	472
Current assets		**14 535**	13 897	11 548
Vehicle rental fleet	2	**2 196**	1 887	
Inventories	8	**4 825**	5 134	5 010
Trade and other receivables	9	**5 897**	5 267	4 925
Taxation		**38**	47	66
Cash and cash equivalents	10	**1 399**	1 443	1 547
Assets classified as held for sale	11	**180**	119	
Total assets		**28 605**	27 843	23 758
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium	12	**1 397**	1 209	712
Other reserves		**1 484**	1 957	1 893
Retained income		**9 198**	7 936	7 043
Equity portion of convertible bond	13			36
Interest of shareholders of Barloworld Limited		**12 079**	11 102	9 684
Minority interest		**646**	719	706
Interest of all shareholders		**12 725**	11 821	10 390
Non-current liabilities		**7 103**	6 938	4 916
Interest-bearing	13	**5 410**	4 871	3 404
Deferred taxation liabilities	7	**906**	797	617
Provisions	13	**383**	503	254
Other non-interest-bearing	13	**404**	767	641
Current liabilities		**8 777**	9 084	8 452
Trade and other payables	14	**5 208**	5 284	4 756
Provisions	15	**480**	493	496
Taxation		**457**	468	461
Amounts due to bankers and short-term loans	16	**2 632**	2 839	2 559
Convertible bond	13			180
Total equity and liabilities		**28 605**	27 843	23 758

* *Restated – refer note 30.*

GROUP INCOME STATEMENTS

for the year ended 30 September 2005

	Notes	2005 Rm	2004* Rm	2003* Rm
Revenue	17	**39 401**	36 672	34 603
Operating profit before goodwill amortisation	18	**3 480**	2 979	2 442
Goodwill amortisation	3		(148)	(113)
Operating profit		**3 480**	2 831	2 329
Fair value adjustments on financial instruments	19	**(56)**	(107)	(334)
Finance costs	20	**(463)**	(474)	(531)
Income from investments	21	**187**	259	274
Profit before exceptional items		**3 148**	2 509	1 738
Exceptional items	22	**4**	40	81
Profit before taxation		**3 152**	2 549	1 819
Taxation	23	**(1 033)**	(888)	(600)
Profit after taxation		**2 119**	1 661	1 219
Income from associates and joint ventures	4	**57**	107	114
Net profit		**2 176**	1 768	1 333
Attributable to:				
Minority shareholders		**315**	259	211
Barloworld Limited shareholders	26	**1 861**	1 509	1 122
		2 176	1 768	1 333
Net profit per share (cents)				
– basic	24	**897.4**	756.9	572.4
– fully diluted	24	**877.3**	738.9	561.1

* *Restated – refer note 30.*

GROUP CASH FLOW STATEMENTS

for the year ended 30 September 2005

	Notes	2005 Rm	2004* Rm	2003* Rm
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash receipts from customers		**38 702**	36 850	34 011
Cash paid to employees and suppliers		**(33 902)**	(32 593)	(30 488)
Cash generated from operations	A	**4 800**	4 257	3 523
Finance costs		**(463)**	(474)	(531)
Realised fair value adjustments on financial instruments		**(18)**	(52)	(320)
Dividends received from investments and associates		**76**	66	69
Interest received		**156**	230	244
Taxation paid	B	**(975)**	(874)	(566)
Cash flow from operations		**3 576**	3 153	2 419
Dividends paid (including minority shareholders)		**(1 197)**	(871)	(940)
Cash retained from operating activities		**2 379**	2 282	1 479
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of subsidiaries and investments	C	**(443)**	(1 649)	(412)
Proceeds on disposal of subsidiaries and investments	D	**69**	210	223
Net investment in fleet leasing and rental assets	E	**(1 629)**	(1 646)	(2 001)
Acquisition of other property, plant, equipment and intangibles		**(1 186)**	(805)	(725)
Replacement capital expenditure		**(787)**	(562)	(553)
Expansion capital expenditure		**(399)**	(243)	(172)
Proceeds on disposal of property, plant and equipment		**209**	288	222
Proceeds on sale of lease receivable book			1 478	881
Net cash used in investing activities		**(2 980)**	(2 124)	(1 812)
Net cash (outflow)/inflow before financing activities		**(601)**	158	(333)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds on share issue		**188**	13	30
Buy-back of shares in company				(4)
Proceeds from long-term borrowings		**1 967**	3 405	2 906
Repayment of long-term borrowings		**(1 386)**	(2 540)	(1 842)
Decrease in short-term interest-bearing liabilities		**(168)**	(1 136)	(603)
Net cash from/(used in) financing activities		**601**	(258)	487
Net (decrease)/increase in cash and cash equivalents		**0**	(100)	154
Cash and cash equivalents at the beginning of the year		**1 443**	1 547	1 754
Effect of foreign exchange rate movement on cash balance		**(44)**	(4)	(361)
Cash and cash equivalents at the end of the year		**1 399**	1 443	1 547

All cash at year-end (all years) is available for use.

* *Restated – refer note 30.*

NOTES TO THE GROUP CASH FLOW STATEMENTS

for the year ended 30 September 2005

		2005 Rm	2004* Rm	2003* Rm
A.	**Cash generated from operations is calculated as follows:**			
	Profit before taxation	3 152	2 549	1 819
	Adjustments for:			
	Depreciation	1 826	1 534	1 231
	Amortisation of goodwill		148	113
	Amortisation of intangible assets	60	69	61
	(Profit)/loss on disposal of plant and equipment including rental assets	(97)	(130)	19
	Profit on disposal of properties	(1)	(83)	(27)
	Dividends received	(31)	(29)	(30)
	Profit on disposal of subsidiaries and investments	(24)	(25)	(65)
	Interest received	(156)	(230)	(244)
	Finance costs	463	474	531
	Fair value adjustments on financial instruments	56	107	334
	Impairment losses	21	108	45
	Reversal of pension fund closure provision		(100)	
	Realisation of translation reserve on liquidation of offshore subsidiary		57	
	Other non-cash flow items	6	14	11
	Operating cash flows before movements in working capital	5 275	4 463	3 798
	Increase in working capital	(475)	(206)	(275)
	Increase in inventories	(427)	(213)	(463)
	(Increase)/decrease in receivables	(370)	209	(592)
	Increase/(decrease) in payables	322	(202)	780
	Cash generated from/(utilised by) operations	**4 800**	4 257	3 523
B.	**Taxation paid is reconciled to the amounts disclosed in the income statement as follows:**			
	Amounts unpaid less overpaid at the beginning of the year	(421)	(395)	(412)
	Per the income statement (excluding deferred taxation)	(958)	(814)	(625)
	Adjustment in respect of subsidiaries acquired and sold including translation adjustments	(15)	(86)	76
	Amounts unpaid less overpaid at the end of the year	419	421	395
	Cash amounts paid	**(975)**	(874)	(566)
C.	**Acquisition of subsidiaries, investments and intangibles:**			
	Inventories acquired	11	108	30
	Receivables acquired	96	994	18
	Payables, taxation and deferred taxation acquired	(90)	(1 641)	(17)
	Borrowings net of cash	25	(2 148)	(49)
	Property, plant and equipment, non-current assets, goodwill and minority shareholders	55	3 525	34
	Total net assets acquired	97	838	16
	Less: Existing share of net assets of associates before acquisition		353	
	Net assets acquired	97	485	16
	Goodwill arising on acquisitions	21	997	30
	Total purchase consideration	118	1 482	46
	Less: Barloworld shares issued to acquire Avis Southern Africa		372	
	Net cash cost of subsidiaries acquired	118	1 110	46
	Investments and intangible assets acquired	325	539	366
	Cash amounts paid to acquire subsidiaries, investments and intangibles	**443**	1 649	412
	Bank balances and cash in subsidiaries acquired	36	224	16
D.	**Proceeds on disposal of subsidiaries, investments and intangibles:**			
	Inventories disposed	29	84	127
	Receivables disposed	33	82	27
	Payables, taxation and deferred taxation balances disposed	(62)	(179)	(55)
	Borrowings net of cash	12	(93)	(12)
	Property, plant and equipment, non-current assets, goodwill and minority shareholders	(5)	183	(37)
	Net assets disposed	7	77	50
	Profit on disposal	29	3	48
	Net cash proceeds on disposal of subsidiaries	36	80	98
	Proceeds on disposal of investments and intangibles	33	130	125
	Cash proceeds on disposal of subsidiaries, investments and intangibles	**69**	210	223
E.	**Net investment in fleet leasing and rental assets:**			
	Net investment in fleet leasing and equipment rental assets	(1 090)	(900)	(898)
	Additions to fleet leasing and equipment rental assets	(1 832)	(1 425)	(1 039)
	Less: Proceeds on disposal of fleet leasing and equipment rental assets	742	525	141
	Net investment in leasing receivables	53	(608)	(1 103)
	Net investment in car rental vehicles	(592)	(138)	
	Additions to vehicle rental fleet during the year	(2 296)	(1 084)	
	Less: Proceeds on disposal of vehicle rental fleet	1 704	946	
	Net investment in fleet leasing and rental assets	**(1 629)**	(1 646)	(2 001)

** Restated – refer note 30*

GROUP STATEMENT OF CHANGES IN EQUITY

for the year ended 30 September 2005

	Notes	Share capital Rm	Share premium Rm	Foreign currency translation reserves Rm
Balance at 1 October 2002 as previously reported		10	672	3 395
Adjustment to opening balances for changes in accounting policy				
Balance at 1 October 2002 as restated		10	672	3 395
Reserve released on disposal of available-for-sale investments				
Movement on foreign currency translation reserve				(2 072)
Decrease in fair value of hedging instruments				
Hedge reserves transferred to the carrying amount of hedged items (Property, plant and equipment)				
Decrease in fair value of available-for-sale investments				
Shares purchased from minorities				
Other reserve movements and reclassifications				14
Net income recognised directly in equity				(2 058)
Profit for the year				
Total recognised income and expense for the year				(2 058)
Dividends on ordinary shares	25			
Shares issued in current year			30	
Share buy-back				
Balance at 30 September 2003		10	702	1 337
Cash settlement of convertible bond				
Movement on foreign currency translation reserve				(158)
Translation reserves realised on liquidation of offshore subsidiary				57
Decrease in fair value of hedging instruments				
Translation effect of deconsolidation of Porthold				157
Decrease in fair value of available-for-sale investments				
Minorities' share in acquisitions				
Shares purchased from minorities				
Other reserve movements and reclassifications			30	
Net income recognised directly in equity			30	56
Profit for the year				
Total recognised income and expense for the year			30	56
Dividends on ordinary shares	25			
Shares issued in current year			467	
Balance at 30 September 2004		10	1 199	1 393
Movement on foreign currency translation reserve				(278)
Increase in fair value of hedging instruments				
Increase in fair value of available-for-sale investments				
Deferred tax charge directly to equity				
Shares purchased from minorities				
Reclassifications				(3)
Other reserve movements				3
Net income recognised directly in equity				(278)
Profit for the year				
Total recognised income and expense for the year				(278)
Dividends on ordinary shares	25			
Shares issued in current year		1	187	
Balance at 30 September 2005		11	1 386	1 115

Revaluation reserves Rm	Cash flow hedging reserves Rm	Legal reserves Rm	Other reserves Rm	Retained income Rm	Convertible bond Rm	**Attributable to Barloworld Limited shareholders Rm**	Minorities Rm	**Total equity Rm**
18	(27)	478	91	6 688	36	**11 361**	791	**12 152**
				(36)		**(36)**	(1)	**(37)**
18	(27)	478	91	6 652	36	**11 325**	790	**12 115**
3						**3**		**3**
						(2 072)	(69)	**(2 141)**
	(4)					**(4)**		**(4)**
	1					**1**		**1**
(6)						**(6)**		**(6)**
							(23)	**(23)**
		7	(5)	9		**25**	1	**26**
(3)	(3)	7	(5)	9		**(2 053)**	(91)	**(2 144)**
				1 122		**1 122**	211	**1 333**
(3)	(3)	7	(5)	1 131		**(931)**	120	**(811)**
				(736)		**(736)**	(204)	**(940)**
						30		**30**
				(4)		**(4)**		**(4)**
15	(30)	485	86	7 043	36	**9 684**	706	**10 390**
					(6)	**(6)**		**(6)**
						(158)	51	**(107)**
						57		**57**
	17					**17**		**17**
						157		**157**
7						**7**		**7**
							28	**28**
							(83)	**(83)**
			(16)	10	(30)	**(6)**	3	**(3)**
7	17		(16)	10	(36)	**68**	(1)	**67**
				1 509		**1 509**	259	**1 768**
7	17		(16)	1 519	(36)	**1 577**	258	**1 835**
				(626)		**(626)**	(245)	**(871)**
						467		**467**
22	(13)	485	70	7 936		**11 102**	719	**11 821**
						(278)	(1)	**(279)**
	2					**2**		**2**
12						**12**		**12**
(2)						**(2)**		**(2)**
							(2)	**(2)**
		(140)	(63)	206				
		(2)	(2)	18		**17**	(11)	**6**
10	2	(142)	(65)	224		**(249)**	(14)	**(263)**
				1 861		**1 861**	315	**2 176**
10	2	(142)	(65)	2 085		**1 612**	301	**1 913**
				(823)		**(823)**	(374)	**(1 197)**
						188		**188**
32	(11)	343	5	9 198		**12 079**	646	**12 725**

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS#

for the year ended 30 September 2005

2.3, 2.8, EC2	Consolidated		Eliminations		Equipment				Industrial Distribution			
					Trading		Leasing		Trading		Leasing	
R million	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
1. BUSINESS AND GEOGRAPHICAL SEGMENTS*												
Revenue												
Southern Africa	22 993	20 148			4 983	4 939		180				
Europe	9 315	9 065			5 301	5 117			1 983	1 888	367	386
North America	4 402	4 935							3 922	4 300	98	99
Australia and Asia	2 691	2 524										
	39 401	36 672			10 284	10 056		180	5 905	6 188	465	485
Inter-segment revenue**			(1 022)	(1 578)	138	812						
	39 401	36 672	(1 022)	(1 578)	10 422	10 868		180	5 905	6 188	465	485
Segment result												
Operating profit before goodwill amortisation												
Southern Africa	2 834	2 235			477	525		28				
Europe	628	664			484	475			42	77	66	55
North America	31	47							77	49	(40)	(6)
Australia and Asia	(13)	33										
Operating profit before goodwill amortisation	3 480	2 979			961	1 000		28	119	126	26	49
Fair value adjustments on financial instruments	(56)	(107)			(51)	(121)						
Total segment result	3 424	2 872			910	879		28	119	126	26	49
By geographical region												
Southern Africa	2 778	2 109			426	404		28				
Europe	628	684			484	475			42	77	66	55
North America	31	47							77	49	(40)	(6)
Australia and Asia	(13)	32										
Total segment result	3 424	2 872			910	879		28	119	126	26	49
Income from associates	57	107			8	3				(1)		
Segment result including associate income	3 481	2 979			918	882		28	119	125	26	49
Goodwill amortisation		(148)										
Finance costs	(463)	(474)										
Income from investments	187	259										
Exceptional items	4	40										
	3 209	2 656										
Taxation	(1 033)	(888)										
Net profit for the year	2 176	1 768										
Cash flows per segment												
Cash flows from operating activities	2 379	2 282			427	731		106	257	161	154	352
Cash flows from investing activities	(2 980)	(2 124)			(501)	(609)		1 398	(273)	2	(272)	(979)
Cash flows from financing activities	601	(258)			93	141		(1 433)	36	(132)	57	776
Non-cash expenses per segment												
Depreciation	1 826	1 534			406	410		35	176	174	177	228
Amortisation of intangibles excluding goodwill	60	69			23	27			13	13		
Impairment losses	21	108			1				28	81		

 # All relevant comparatives in the notes to the group annual financial statements have been restated as per note 30.
** The geographical segments are determined by the location of assets.*
*** Inter-segment revenue is priced on an arm's length basis.*

Motor						Cement and Lime		Coatings		Scientific		Steel Tube		Corporate and other	
Trading		Car rental		Leasing											
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
8 795	7 501	881	369	638	295	3 974	3 440	1 558	1 374			1 603	1 739	561	311
		478	246							1 009	928			177	500
										382	536				
1 607	1 331							949	1 034	135	159				
10 402	8 832	1 359	615	638	295	3 974	3 440	2 507	2 408	1 526	1 623	1 603	1 739	738	811
19	142	2						115	120					748	504
10 421	8 974	1 361	615	638	295	3 974	3 440	2 622	2 528	1 526	1 623	1 603	1 739	1 486	1 315
185	110	211	86	88	51	1 512	1 172	285	217			45	46	31	
		66	47							24	40			(54)	(30)
										(6)	4				
12	4							(29)	24	4	5				
197	114	277	133	88	51	1 512	1 172	256	241	22	49	45	46	(23)	(30)
(7)	(3)	(1)				(7)			(5)			1	6	9	16
190	111	276	133	88	51	1 505	1 172	256	236	22	49	46	52	(14)	(14)
178	106	210	86	88	51	1 505	1 172	285	214			46	52	40	(4)
		66	47							24	40			(54)	(10)
										(6)	4				
12	5							(29)	22	4	5				
190	111	276	133	88	51	1 505	1 172	256	236	22	49	46	52	(14)	(14)
23	59					2	11	20	27			4	8		
213	170	276	133	88	51	1 507	1 183	276	263	22	49	50	60	(14)	(14)
107	(57)	(121)	233	423	125	734	572	107	101	75	71	(54)	97	270	(210)
(145)	100	(638)	(1 082)	(482)	(433)	(129)	(44)	(69)	(49)	(55)	84	(20)	(9)	(396)	(503)
(521)	4	1 214	1 001	61	256	(65)	34	223	(32)	(23)	(15)	31	(22)	(505)	(836)
34	35	352	140	318	145	155	152	51	57	50	60	29	30	78	68
2						3	4	6	5	4	11	1	2	8	7
	27	(4)				(4)	3						(3)		

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

2.3, 2.8, EC2	Consolidated		Equipment		Industrial Distribution			
					Trading		Leasing	
R million	2005	2004	2005	2004	2005	2004	2005	2004
1. BUSINESS AND GEOGRAPHICAL SEGMENTS continued								
Assets								
Property, plant and equipment	7 922	7 706	1 775	1 900	649	597	667	664
Goodwill	2 485	2 433	188	195	261	279		
Intangible assets	260	242	98	121	37	28		
Investment in associates and joint ventures	518	319	331	133				
Long-term finance lease receivables	1 495	1 631	2	37			1 484	1 582
Long-term financial assets	840	1 098	11	(6)	25	19		1
Vehicle rental fleet	2 196	1 887						
Inventories	4 825	5 134	1 827	2 292	614	620		
Trade and other receivables	5 897	5 267	1 701	1 732	618	581	591	526
Assets classified as held for sale	180	119	24		4		12	
Segment assets	26 618	25 836	5 957	6 404	2 208	2 124	2 754	2 773
By geographical region								
Southern Africa	14 384	13 323	2 669	2 691				
Europe	8 636	8 965	3 288	3 713	819	793	2 015	1 957
North America	2 539	2 544			1 389	1 331	739	816
Australia and Asia	1 059	1 004						
Total segment assets	26 618	25 836	5 957	6 404	2 208	2 124	2 754	2 773
Taxation	38	47						
Deferred taxation assets	550	517						
Cash and cash equivalents	1 399	1 443						
Consolidated total assets	28 605	27 843						
Liabilities								
Long-term non-interest-bearing	787	1 270	149	521	59	81	72	69
Trade and other payables including provisions	5 688	5 777	1 585	1 956	720	668	45	38
Segment liabilities	6 475	7 047	1 734	2 477	779	749	117	107
By geographical region								
Southern Africa	3 739	3 624	834	867				
Europe	1 964	2 683	900	1 610	382	405	113	104
North America	453	418			397	344	4	3
Australia and Asia	319	322						
Total segment liabilities	6 475	7 047	1 734	2 477	779	749	117	107
Interest-bearing liabilities	8 042	7 710						
Deferred taxation liabilities	906	797						
Taxation	457	468						
Consolidated total liabilities	15 880	16 022						
Capital additions								
Southern Africa	3 027	1 894	302	525				
Europe	1 729	1 078	361	287	117	57	217	101
North America	280	301			186	176	87	109
Australia and Asia	56	77						
	5 092	3 350	663	812	303	233	304	210

Motor						Cement and Lime		Coatings		Scientific		Steel Tube		Corporate and other	
Trading		Car rental		Leasing											
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
437	355	90	82	1 477	1 337	1 247	1 225	303	288	294	302	235	236	748	720
43	39	1 182	1 152	3		384	369	31	31	255	265			138	103
8	3	3		2		12	15	22	8	8	8	3	3	67	56
48	27						8	88	78			9	12	42	61
														9	12
3	8	2	6			509	674	1		3	86			286	310
		2 196	1 887												
1 123	916	4		1		223	215	400	365	366	402	260	320	7	4
287	301	437	376	81	67	646	441	476	452	403	352	300	283	357	156
7		81	84	52	35										
1 956	1 649	3 995	3 587	1 616	1 439	3 021	2 947	1 321	1 222	1 329	1 415	807	854	1 654	1 422
1 468	1 247	2 567	2 252	1 616	1 439	3 021	2 947	889	773			807	854	1 347	1 120
		1 428	1 335							779	865			307	302
										411	397				
488	402							432	449	139	153				
1 956	1 649	3 995	3 587	1 616	1 439	3 021	2 947	1 321	1 222	1 329	1 415	807	854	1 654	1 422
52	79	1	50	155	135	102	119	40	70	15	16	1		141	130
865	715	367	463	174	114	417	329	505	483	239	258	213	374	558	379
917	794	368	513	329	249	519	448	545	553	254	274	214	374	699	509
828	727	171	297	329	249	519	448	367	370			214	374	477	292
		197	216							150	131			222	217
										52	71				
89	67							178	183	52	72				
917	794	368	513	329	249	519	448	545	553	254	274	214	374	699	509
118	91	1 330	551	855	360	182	74	47	39			28	28	165	226
		991	542							38	88			5	3
										7	16				
31	55							17	18	8	4				
149	146	2 321	1 093	855	360	182	74	64	57	53	108	28	28	170	229

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

1.1 SEGMENTATION FOR PURPOSE OF GEARING AND INTEREST COVER TARGETS

These schedules are provided to assist users to gain a better understanding of how the group segments its balance sheet and income statement in order to set appropriate gearing and interest cover targets. For this purpose three broad segments have been defined namely:
- Trading (manufacturing and dealership businesses)
- Leasing (long-term leasing solutions including fleet services)
- Car Rental (short-term car hire)

In view of the nature of the Leasing and Car rental businesses, these operations are more highly geared and in this respect are different from the rest of the group. Short-term equipment rental businesses with a net book value of rental assets amounting to R1 611 million (2004: R1 648 million) are included as part of the Trading operations.

	Total group		Trading		Leasing#		Car rental	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm
BALANCE SHEETS								
Assets								
Property, plant and equipment								
Cost	**16 706**	15 796	**10 966**	10 688	**3 118**	2 975	**2 622**	2 133
Accumulated depreciation	**6 415**	6 084	**5 249**	5 065	**911**	940	**255**	79
Net book value	**10 291**	9 712	**5 717**	5 623	**2 207**	2 035	**2 367**	2 054
Less: Vehicle rental fleet and vehicles held for sale reflected under current assets	**2 369**	2 006	**29**		**63**	34	**2 277**	1 972
Property, plant and equipment – Net book value	**7 922**	7 706	**5 688**	5 623	**2 144**	2 001	**90**	82
Goodwill	**2 485**	2 433	**1 300**	1 281	**3**		**1 182**	1 152
Intangible assets	**260**	242	**255**	242	**2**		**3**	
Finance lease receivables	**1 495**	1 631	**11**	49	**1 484**	1 582		
Long-term financial assets, investment in associates and joint ventures	**1 358**	1 417	**1 356**	1 410		1	**2**	6
Deferred taxation assets	**550**	517	**437**	407	**108**	79	**5**	31
Non-current assets	**14 070**	13 946	**9 047**	9 012	**3 741**	3 663	**1 282**	1 271
Current assets	**14 535**	13 897	**10 921**	10 773	**791**	690	**2 823**	2 434
Finance lease receivables	**525**	536	**25**	79	**500**	457		
Cash and cash equivalents	**1 399**	1 443	**1 298**	1 314	**54**	62	**47**	67
Other current assets	**12 611**	11 918	**9 598**	9 380	**237**	171	**2 776**	2 367
Total assets	**28 605**	27 843	**19 968**	19 785	**4 532**	4 353	**4 105**	3 705
Equity and liabilities								
Interest of all shareholders	**12 725**	11 821	**11 227**	10 529	**517**	542	**981**	750
Non-current liabilities	**7 103**	6 938	**2 114**	2 961	**2 319**	2 235	**2 670**	1 742
Deferred taxation liabilities	**906**	797	**477**	456	**260**	208	**169**	133
Interest-bearing	**5 410**	4 871	**1 078**	1 489	**1 832**	1 823	**2 500**	1 559
Non-interest-bearing	**787**	1 270	**559**	1 016	**227**	204	**1**	50
Current liabilities	**8 777**	9 084	**6 627**	6 295	**1 696**	1 576	**454**	1 213
Amounts due to bankers and short-term loans	**2 632**	2 839	**1 143**	733	**1 446**	1 419	**43**	687
Other current liabilities	**6 145**	6 245	**5 484**	5 562	**250**	157	**411**	526
Total equity and liabilities	**28 605**	27 843	**19 968**	19 785	**4 532**	4 353	**4 105**	3 705

The income received on the leasing net assets (finance and rental income) and the interest paid on the borrowings are regarded as operational items and are included in operating profits. Leasing results are stated excluding consolidation adjustments and inter-group eliminations.

	Total group		Trading		Leasing#		Car rental	
	2005 Rm	2004 Rm	2005 Rm	2004 Rm	2005 Rm	2004 Rm	2005 Rm	2004 Rm
INCOME STATEMENTS								
Revenue	**39 401**	36 672	**36 937**	35 097	**1 103**	960	**1 361**	615
Operating profit before depreciation, goodwill amortisation and leasing interest paid	**5 491**	4 803	**4 067**	3 740	**794**	790	**630**	273
Leasing interest paid included in cost of sales	**(185)**	(290)			**(185)**	(290)		
Depreciation	**(1 826)**	(1 534)	**(978)**	(1 022)	**(495)**	(372)	**(353)**	(140)
Goodwill amortisation		(148)		(113)				(35)
Operating profit	**3 480**	2 831	**3 089**	2 605	**114**	128	**277**	98
Fair value adjustments on financial instruments	**(56)**	(107)	**(55)**	(107)			**(1)**	
Finance costs	**(463)**	(474)	**(301)**	(377)		(1)	**(162)**	(96)
Income from investments	**187**	259	**159**	223	**1**	6	**27**	30
Profit before exceptional items	**3 148**	2 509	**2 892**	2 344	**115**	133	**141**	32
Exceptional items	**4**	40		45		(5)	**4**	
Profit before taxation	**3 152**	2 549	**2 892**	2 389	**115**	128	**145**	32
Taxation	**(1 033)**	(888)	**(935)**	(828)	**(43)**	(39)	**(55)**	(21)
Profit after taxation	**2 119**	1 661	**1 957**	1 561	**72**	89	**90**	11
Income from associates and joint ventures	**57**	107	**57**	78				29
Net profit	**2 176**	1 768	**2 014**	1 639	**72**	89	**90**	40
Attributable to:								
Minority shareholders	**315**	259	**286**	244	**29**	15		
Barloworld Limited shareholders	**1 861**	1 509	**1 728**	1 395	**43**	74	**90**	40
	2 176	1 768	**2 014**	1 639	**72**	89	**90**	40

KEY FINANCIAL RATIOS BY SEGMENT

	Total group		Trading		Leasing#		Car rental	
Total borrowings to total shareholders' funds (%)*								
Actual	**63**	65	**20**	21	**634**	598	**259**	299
Target**			20 – 40		600 – 800		200 – 300	
Interest cover (times)*								
Actual	**5.9**	4.5	**10.6**	7.6	**1.6**	1.5	**1.9**	1.7
Target	> 3		> 5		> 1		> 2	

* *Refer to pages 110 and 113 for definitions.*
** *The group gearing target is dependent on the relative mix of assets between the three segments.*

Total borrowings to shareholders' funds (trading businesses) – (%)



35
30
25
20
15
10
5
99
00
01
02
03
04
05

Interest cover (times)



12
10
8
6
4
2
99
00
01
02
03
04
05
Group
Trading

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

	2005 Cost Rm	2005 Accumulated depreciation and impairments Rm	Net book value Rm
2. PROPERTY, PLANT AND EQUIPMENT			
Freehold land and buildings	**1 673**	**404**	**1 269**
Leasehold land and buildings	**306**	**80**	**226**
Investment property	**49**	**4**	**45**
Plant, equipment and furniture	**4 304**	**2 762**	**1 542**
Vehicles and aircraft	**1 005**	**428**	**577**
Capitalised leased plant and equipment, vehicles and furniture	**602**	**166**	**436**
Decommissioning and quarry rehabilitation	**27**	**16**	**11**
Rental assets – vehicles	**4 321**	**537**	**3 784**
– equipment	**4 419**	**2 018**	**2 401**
	16 706	**6 415**	**10 291**
Less: Vehicle rental fleet and assets held for sale reflected under current assets+			**2 369**
			7 922
+ **Made up as follows:**			
Vehicle rental fleet			**2 196**
Ex rental fleet assets held for sale (note 11)			**173**
			2 369

Property, plant and equipment with a net book value of R1 585 million (2004: R1 062 million; 2003: R207 million) is encumbered as reflected in note 13.

The insurable value of the group's property, plant and equipment as at 30 September 2005 amounted to R30 442 million (2004: R26 641 million; 2003: R25 668 million). This is based on the cost of replacement of such assets, except for motor vehicles and certain selected assets, which are included at estimated retail value.

Four investment properties (2004: nine; 2003: sixteen) are held which are all income generating (2004: nine; 2003: fourteen) and none are vacant (2004: nil; 2003: two). Income earned during the 2005 financial year amounts to R3 million (2004: R4 million; 2003: R8 million), while direct operating expenses incurred were R2 million (2004: R1 million; 2003: R1 million).

The fair value of the investment properties is R38 million (2004: R59 million; 2003: R61 million). The valuations were done by a chartered surveyor on the existing use value method.

The registers of land and buildings are open for inspection at the registered offices of the companies.

The historic value of land and residual value of plant and equipment amounts to R2 337 million (2004: R1 686 million; 2003: R1 024 million).

2004 Cost Rm	2004 Accumulated depreciation and impairments Rm	2004 Net book value Rm	2003 Cost Rm	2003 Accumulated depreciation and impairments Rm	2003 Net book value Rm
1 637	392	1 245	1 794	387	1 407
246	59	187	217	55	162
17	3	14	31	5	26
4 108	2 556	1 552	4 477	2 648	1 829
964	409	555	956	374	582
579	179	400	509	152	357
39	17	22	40	16	24
3 500	180	3 320			
4 706	2 289	2 417	4 404	2 136	2 268
15 796	6 084	9 712	12 428	5 773	6 655
		2 006			
		7 706			6 655
		1 887			
		119			
		2 006			

2. PROPERTY, PLANT AND EQUIPMENT continued

Movement of property, plant and equipment	Freehold and leasehold land and buildings Rm	Investment property Rm
2005		
Net balance at 1 October 2004	**1 432**	**14**
Subsidiaries acquired	**21**	
Other additions	**201**	**32**
Impairment of assets	**8**	**2**
Translation differences (net)**	**(25)**	**(2)**
	1 637	**46**
Other disposals	**(81)**	
Depreciation	**(61)**	**(1)**
Net balance at 30 September 2005	**1 495**	**45**
Less: Vehicle rental fleet and assets held for sale reflected under current assets		
Balance reflected as property, plant and equipment		
2004		
Net balance at 1 October 2003	1 569	26
Subsidiaries acquired	51	
Other additions	118	
Impairment of assets	4	
Translation differences (net)**	(59)	
	1 683	26
Other disposals	(199)	(11)
Depreciation	(52)	(1)
Net balance at 30 September 2004	1 432	14
Less: Vehicle rental fleet and vehicles held for sale reflected under current assets		
Balance reflected as property, plant and equipment		
2003		
Net balance at 1 October 2002	1 762	31
Restatement of opening net book value (note 30)		
Subsidiaries acquired	26	
Other additions	142	12
Impairment of assets	(8)	
Translation differences (net)**	(288)	
	1 634	43
Other disposals	(8)	(15)
Depreciation	(57)	(2)
Net balance at 30 September 2003	1 569	26

	2005 Rm	2004 Rm	2003 Rm
* Future minimum lease receivables under non-cancellable operating leases:			
Within one year	**866**	1 116	266
Two to five years	**945**	1 073	393
More than five years	**6**	172	16
	1 817	2 361	675
** The translation differences are made up as follows:			
Cost	**(227)**	(141)	(2 703)
Accumulated depreciation	**91**	85	1 435
	(136)	(56)	(1 268)

Plant, equipment and furniture Rm	Vehicles and aircraft Rm	Capitalised leased assets Rm	Decom-missioning and quarry rehabilitation Rm	Rental assets vehicles* Rm	Rental assets equipment* Rm	Total Rm
1 552	**555**	**400**	**22**	**3 320**	**2 417**	**9 712**
1	**3**				**11**	**36**
408	**187**	**110**		**3 154**	**1 000**	**5 092**
	(1)		**(1)**		**(9)**	**(1)**
(19)	**(4)**	**(3)**		**(9)**	**(74)**	**(136)**
1 942	**740**	**507**	**21**	**6 465**	**3 345**	**14 703**
(38)	**(57)**	**(32)**	**(10)**	**(2 035)**	**(333)**	**(2 586)**
(362)	**(106)**	**(39)**		**(646)**	**(611)**	**(1 826)**
1 542	**577**	**436**	**11**	**3 784**	**2 401**	**10 291**
						2 369
						7 922
1 829	582	357	24		2 268	6 655
66	8	19		3 112	166	3 422
355	212	85		1 506	1 074	3 350
					(28)	(24)
(7)	(5)	1	(1)	52	(37)	(56)
2 243	797	462	23	4 670	3 443	13 347
(331)	(119)	(16)		(1 079)	(346)	(2 101)
(360)	(123)	(46)	(1)	(271)	(680)	(1 534)
1 552	555	400	22	3 320	2 417	9 712
						2 006
						7 706
2 253	588	288	25		2 618	7 565
(12)						(12)
1	2				6	35
363	168	120			1 039	1 844
102	1					95
(422)	(22)				(536)	(1 268)
2 285	737	408	25		3 127	8 259
(69)	(52)	(18)			(211)	(373)
(387)	(103)	(33)	(1)		(648)	(1 231)
1 829	582	357	24		2 268	6 655

Equipment rental assets include the following:
Materials handling equipment rented to customers in southern Africa, the United Kingdom and the United States and capital equipment in southern Africa and Europe.

Vehicle rental assets include the following:
Short-term motor vehicle fleet in southern Africa and Scandinavia, for rent to customers for periods varying between 1 to 30 days. In South Africa 19% (2004: 22%) of the fleet value carries a guaranteed buy-back from the manufacturer and 100% in Scandinavia.
Long-term vehicle fleet in southern Africa leased to customers for periods in excess of 12 months with an average lease term of 32 months and an average residual value of 40%.

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

	Capitalised software Rm	Patents, trademarks and development costs Rm	Total intangible assets Rm	Goodwill Rm
3. GOODWILL AND INTANGIBLE ASSETS				
2005				
Cost				
At 1 October 2004	**430**	**78**	**508**	**3 294**
Accumulated amortisation netted against cost per IFRS3				**(471)**
Additions	**65**	**19**	**84**	**138**
Disposals	**(6)**		**(6)**	**(17)**
Translation differences	**(6)**		**(6)**	**(45)**
At 30 September 2005	**483**	**97**	**580**	**2 899**
Accumulated amortisation/Impairment losses				
At 1 October 2004	**233**	**33**	**266**	**861**
Accumulated amortisation netted against cost per IFRS3				**(471)**
Charge for the year (note 18)	**55**	**5**	**60**	
Disposals	**(4)**		**(4)**	
Impairment				**24**
Translation differences	**(2)**		**(2)**	
At 30 September 2005	**282**	**38**	**320**	**414**
Carrying amount				
At 30 September 2005	**201**	**59**	**260**	**2 485**
2004				
Cost				
At 1 October 2003	406	71	477	1 935
Additions	44	9	53	1 410
Disposals	(11)	(3)	(14)	
Reversal of amounts previously written off		1	1	
Translation differences	(9)		(9)	(51)
At 30 September 2004	430	78	508	3 294
Accumulated amortisation/Impairment losses				
At 1 October 2003	176	29	205	627
Charge for the year (note 18)	62	7	69	148
Additions	1		1	2
Disposals	(5)	(3)	(8)	
Impairment	6		6	111
Translation differences	(7)		(7)	(27)
At 30 September 2004	233	33	266	861
Carrying amount				
At 30 September 2004	197	45	242	2 433

	Capitalised software Rm	Patents, trademarks and development costs Rm	Total intangible assets Rm	Goodwill Rm
3. GOODWILL AND INTANGIBLE ASSETS continued				
2003				
Cost				
At 1 October 2002	366	59	425	2 200
Additions	33	5	38	110
Reversal of amounts previously written off		7	7	
Translation differences	7		7	(375)
At 30 September 2003	406	71	477	1 935
Accumulated amortisation/Impairment losses				
At 1 October 2002	120	23	143	452
Charge for the year (note 18)	56	5	61	113
Additions				7
Impairment	3	1	4	131
Translation differences	(3)		(3)	(76)
At 30 September 2003	176	29	205	627
Carrying amount				
At 30 September 2003	230	42	272	1 308

	2005 Rm	2004 Rm	2003 Rm
4. INVESTMENT IN ASSOCIATES AND JOINT VENTURES*			
Investment in associates	**191**	95	462
Interest in joint ventures	**327**	224	73
Investment in associates and joint ventures	**518**	319	535
Income from associates	**29**	73	101
Income from joint ventures	**28**	34	13
Income from associates and joint ventures	**57**	107	114

* *Refer note 35 and 36 for a detailed list of associate and joint venture companies. Valspar SA Corporation and International Paints have in the current year been reclassified from joint ventures to associates. Comparative numbers have been stated on a similar basis.*

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

	Associates			Joint ventures		
	2005 Rm	2004 Rm	2003 Rm	**2005 Rm**	2004 Rm	2003 Rm
4. INVESTMENT IN ASSOCIATES AND JOINT VENTURES continued						
Cost of investment	**144**	616	328	**122**	75	60
Share of associates and joint ventures' reserves	**47**	145	130	**26**	38	13
Beginning of year	**145**	130	96	**38**	13	(1)
Normal and exceptional profit for the year*	**29**	73	101	**28**	34	13
Dividends received	**(18)**	(29)	(39)	**(27)**	(8)	
Disposals and other reserve movements	**(109)**	(29)	(28)	**(13)**	(1)	1
Avis associate now a subsidiary		(653)				
Carrying value excluding amounts owing	**191**	108	458	**148**	113	73
Loans and advances to/(from) associates and joint ventures		(13)	4	**179**	111	
Carrying value including amounts owing	**191**	95	462	**327**	224	73
Carrying value by category						
Listed associates – shares at carrying value			323			
Unlisted associates and joint ventures – shares at carrying value	**191**	108	135	**148**	113	73
	191	108	458	**148**	113	73
Valuation of shares						
Market value – listed associate companies			595			
Directors' valuation of unlisted associate companies and joint ventures	**330**	232	296	**247**	199	97
	330	232	891	**247**	199	97
Aggregate of associate companies and joint ventures' net assets, revenue and profit#						
Property, plant and equipment and other non-current assets	**26**	24	405	**155**	51	12
Current assets	**167**	197	995	**398**	364	116
Long-term liabilities	**12**	2	318	**157**	172	86
Current liabilities	**80**	127	694	**120**	179	7
Revenue	**640**	744	1 307	**1 572**	1 363	545
Profit after tax	**29**	73	101	**28**	34	13
Cash flow from operations	**10**	11	95	**55**	46	29

* *Refer note 1 for a breakdown by business segment of equity accounted income.*

\# *This information is shown as the aggregate of the group's interest. In prior periods it was shown as 100%. Comparative numbers have been stated on a similar basis.*

	2005 Rm	2004 Rm	2003 Rm
5. FINANCE LEASE RECEIVABLES			
Amounts receivable under finance leases:			
Gross investment	**2 415**	2 573	3 502
Less: Unearned finance income	**(395)**	(406)	(656)
Present value of minimum lease payments receivable	**2 020**	2 167	2 846
Receivable as follows:			
Present value			
Within one year (note 9)	**525**	536	579
Non-current portion	**1 495**	1 631	2 267
In the second to fifth year inclusive	**1 346**	1 464	2 080
After five years	**149**	167	187
	2 020	2 167	2 846
Minimum lease payments			
Within one year	**633**	686	851
In the second to fifth year inclusive	**1 583**	1 697	2 464
After five years	**199**	190	187
	2 415	2 573	3 502
Less: Unearned finance income	**(395)**	(406)	(656)
	2 020	2 167	2 846
Fair value of the group's finance lease receivables	**2 020**	2 167	2 846
Provisions for uncollectible finance lease receivables	**50**	31	54
Unguaranteed residual values of assets leased under finance leases	**524**	475	422

The interest rate charged in South Africa on the leases is linked to the prime rate for the lease term, which is three years on average. The equipment leasing book was sold in 2004. The weighted average interest rate on lease receivables for the year ended 30 September 2003 was 13.8% per annum.

The interest rate charged in the United Kingdom and United States on the leases is fixed at inception for the duration of the lease term which is typically between four and five years. The weighted average interest rate on lease receivables for the year ended 30 September 2005 was 8.86% per annum (2004: 8%; 2003: 10.5%).

Certain of the receivables in the United Kingdom and United States are subject to a securitisation arrangement – refer to note 13 for details.

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

	2005 Rm	2004 Rm	2003 Rm
6. LONG-TERM FINANCIAL ASSETS			
Interest in subsidiaries			
Listed and unlisted investments	**44**	56	56
Preference shares (notes 9 and 34)*	**100**	247	247
Investment in Portland Holdings Limited	**295**	315	
Bills and leases discounted with recourse and repurchase obligations	**4**	13	48
Pension fund assets (note 29)	**185**	205	175
Other receivables	**90**	208	145
Other derivatives	**87**	30	
Other non-current loans and deposits#	**14**	14	18
Barloworld Share Purchase Scheme##	**21**	10	12
	840	1 098	701
Available-for-sale investments (note 34)			
Listed investments opening balance	**8**	8	17
Disposals and other movements		(3)	(5)
Fair value adjustment in current year		3	(4)
Fair value of listed investments	**8**	8	8
Unlisted investments opening balance	**48**	48	52
Disposals and other movements	**(24)**	(4)	(6)
Fair value adjustment in current year	**12**	4	2
Fair value of unlisted investments	**36**	48	48
Investment in Portland Holdings Limited (see note opposite)	**295**	315	
Total carrying value	**339**	371	56
Valuation of shares:			
Market value – listed investments	**8**	8	8
Directors' valuation of unlisted investments	**36**	48	48
Directors' valuation of Portland Holdings Limited	**295**	315	
Total fair value	**339**	371	56

* ***Preference shares***
The investment in preference shares is encumbered as per notes 13 and 27. The short-term portion of the investment (R147 million) has been transferred in the current year to Trade and other receivables (note 9).

\# ***Other non-current loans and deposits***
Included in the 2003 non-current loans and deposits are housing loans made to MD Coward of R139 350 and to AJ Lamprecht of R100 000 in terms of members' resolutions. These loans are secured by first mortgages over properties, bear interest at 7% per annum and are repayable in full no later than six months after retirement, retrenchment or death. Where loans exceed R100 000, the excess bears interest at 17% per annum. During 2004 all loans were repaid in full.

\## ***Barloworld Share Purchase Scheme***
Included are loans to executive directors for the purchase of shares amounting to R12 million (2004: R8 million; 2003: R9 million). The loans are secured by pledge of the shares and are repayable within 10 years of granting of the option or within nine months of death or immediately on ceasing to be an employee, except in the case of retirement. Interest rates vary in accordance with the terms and provisions of the trust deed and range from 3.17% to 8.5% per annum.

6. LONG-TERM FINANCIAL ASSETS continued

Investment in Portland Holdings Limited (Porthold)

The results of Porthold, a wholly owned Zimbabwean subsidiary of Pretoria Portland Cement Company Limited (PPC), have in terms of the exclusion contained in IAS27 (Consolidated Financial Statements and Accounting for Investments in subsidiaries) not been consolidated in the group results for the years ended 30 September 2004 and 30 September 2005.

The circumstances in Zimbabwe are such that there are severe restrictions placed on the group's ability to access foreign currency and remit funds. In view of these circumstances, Porthold has continued to be excluded from the group results in the current year and has been accounted for on a fair value investment basis.

	2005 Rm	2004† Rm	2003 Rm
The summarised results of Porthold, adjusted for hyperinflation and converted back to rands, were:			
Revenue	**120.9**	98.3	49.1
Operating (loss)/profit	**(5.2)**	(3.1)	0.6
Loss before taxation	**(6.9)**	(1.3)	(0.4)
Taxation	**4.9**	3.1	3.0
Loss after taxation	**(11.8)**	(4.4)	(3.4)
Total assets	**408.8**	438.6	246.2
Total liabilities	**137.8**	143.8	81.6
Exchange rate (Z$: Rand)	**6 375**	1 500	770
Movement in the inflation index for the year (%)	**322**	363	534

The effect of not consolidating Porthold was to increase headline earnings per share for the year by 5.7 cents (2004: increase by 2.2 cents) from 887.9 cents to 893.6 cents.

† *Restated in terms of appropriate economic exchange rates in Zimbabwe.*

	2005 Rm	2004 Rm	2003 Rm
7. DEFERRED TAXATION			
Movement of deferred taxation			
Balance at the beginning of the year restated for change in accounting policy (note 30)			
– deferred taxation assets	**517**	472	398
– deferred taxation liabilities	**(797)**	(617)	(613)
Net liability at the beginning of the year	**(280)**	(145)	(215)
Recognised in income statement this year	**(83)**	(76)	25
Rate change adjustment	**8**	2	
Arising on acquisition and disposal of subsidiaries	**(11)**	(48)	(1)
Translation differences	**2**	(10)	73
Accounted for directly in equity	**(4)**	(1)	
Other movements	**12**	(2)	(27)
Net liability at the end of the year	**(356)**	(280)	(145)
– deferred taxation assets	**550**	517	472
– deferred taxation liabilities	**(906)**	(797)	(617)
Analysis of deferred taxation by type of temporary difference			
Deferred taxation assets			
Capital allowances	**32**	(18)	66
Provisions and payables	**240**	351	323
Prepayments and other receivables	**43**	23	24
Effect of tax losses	**203**	139	74
Other temporary differences	**32**	22	(15)
	550	517	472
Deferred taxation liabilities			
Capital allowances	**(815)**	(851)	(646)
Provisions and payables	**40**	54	42
Prepayments and other receivables	**(66)**	4	(20)
Effect of tax losses	**24**		
Other temporary differences	**(89)**	(4)	7
	(906)	(797)	(617)
Amount of deferred taxation (expense)/income recognised in the income statement			
Capital allowances	**86**	(233)	64
Provisions and payables	**(125)**	29	11
Prepayments and other receivables	**(50)**	26	(8)
Effect of tax losses	**88**	21	(76)
Other temporary differences	**(74)**	83	34
	(75)	(74)	25

	2005 Rm	2004 Rm	2003 Rm
8. INVENTORIES			
Raw materials and components	**391**	395	425
Work in progress	**265**	297	277
Finished goods	**2 414**	2 329	2 079
Merchandise	**1 597**	1 394	1 506
Consumable stores	**149**	92	102
Repurchase commitments*		618	615
Other inventories	**9**	9	6
	4 825	5 134	5 010
The value of inventories has been determined on the following bases:			
First-in first-out and specific identification	**4 444**	4 700	4 682
Weighted average	**381**	434	328
	4 825	5 134	5 010
Inventory pledged as security for liabilities	**2**	6	42
The secured liabilities are included under trade and other payables (note 14)			
Amount of writedown of inventory to net realisable value and losses of inventory	**24**	35	85
Amount of reversals of inventory previously written down	**8**	4	

* *Repurchase commitments which have not been assessed as probable have not been raised on balance sheet in the current year in terms of IAS37 Provisions, Contingent Liabilities and Contingent Assets. The gross value of the repurchase obligation less the estimated recoverable amount of the related asset has been disclosed under contingent liabilities in note 28.*

	2005 Rm	2004 Rm	2003 Rm
9. TRADE AND OTHER RECEIVABLES			
Trade receivables	**4 681**	4 209	3 912
Less: Provision for doubtful debts	**(168)**	(198)	(194)
Finance lease receivables (note 5)	**525**	536	579
Bills and leases discounted with recourse	**12**	111	147
Fair value of derivatives	**12**		4
Other receivables and prepayments	**688**	607	477
Preference shares (note 6)	**147**		
Dividends accrued		2	
	5 897	5 267	4 925

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

	2005 Rm	2004 Rm	2003 Rm
10. CASH AND CASH EQUIVALENTS			
Cash on deposit	**1 230**	1 294	1 500
Other cash and cash equivalent balances	**169**	149	47
	1 399	1 443	1 547
Cash and cash equivalents are comprised as follows:			
South African rand	**456**	313	297
Foreign currencies	**943**	1 130	1 250
	1 399	1 443	1 547
11. ASSETS CLASSIFIED AS HELD FOR SALE			
Vehicles and equipment removed from rental fleets to be sold (note 2)	**173**	119	
Other assets	**7**		
	180	119	

Rental assets become available for sale on an ongoing basis as and when they are removed from rental fleets. No fair value gains or losses have been incurred on assets held for sale. Refer note 1 for a breakdown by segment.

	2005 Rm	2004 Rm	2003 Rm
12. SHARE CAPITAL AND PREMIUM			
Authorised share capital			
500 000 6% non-redeemable cumulative preference shares of R2 each	**1**	1	1
300 000 000 ordinary shares of 5 cents each	**15**	15	15
	16	16	16
Issued share capital			
375 000 6% non-redeemable cumulative preference shares of R2 each (2004: 375 000; 2003: 375 000)	**1**	1	1
227 703 176 ordinary shares of 5 cents each (2004: 222 892 403; 2003: 215 430 249)	**12**	11	11
19 090 900 shares held by a subsidiary in respect of share buy-back (2004: 19 090 900; 2003: 19 090 900)	**(2)**	(2)	(2)
	11	10	10
Share premium	**1 386**	1 199	702
Balance at the beginning of the year	**1 199**	702	672
Premium on share issues	**187**	467	
Equity movement on convertible bond realisation		30	
Premium on odd lot share offer shares issued			30
Total issued share capital and premium	**1 397**	1 209	712

	2005	2004	2003
12. SHARE CAPITAL AND PREMIUM continued			
Issued shares			
Total number of shares in issue at the beginning of the year	**222 892 403**	215 430 249	214 309 448
Issued during the year:			
To acquire Avis Southern Africa Limited		5 589 763	
Share options exercised	**4 810 773**	440 473	1 120 801
Convertible bond		1 431 918	
	227 703 176	222 892 403	215 430 249
Number of shares bought back in prior years	**(19 090 900)**	(19 090 900)	(19 025 200)
Number of shares bought back during the year in terms of odd lot offer			(65 700)
Total number of shares in issue at the end of the year, net of buy-back	**208 612 276**	203 801 503	196 339 349
Unissued shares			
Ordinary shares reserved to meet the requirements of the Barloworld Share Option Scheme (note 1 below)	**28 462 897**	27 861 550	26 928 781
Ordinary shares reserved to meet the requirements of the US$75 million convertible bond (note 2 below)			3 022 242
Ordinary shares	**43 833 927**	49 246 047	54 618 728
	72 296 824	77 107 597	84 569 751
6% non-redeemable cumulative preference shares	**125 000**	125 000	125 000

Notes:

1. The members in general meeting on 23 January 1995 reserved shares for the purposes of the Barloworld Share Option Scheme.
2. The company's US$75 million convertible bond matured on 19 September 2004 and 1 431 918 shares were issued on redemption. The need to reserve shares for purposes of the convertible bond has therefore fallen away.
3. No further shares were repurchased by the company during the year.

12. SHARE CAPITAL AND PREMIUM continued

Share options

The following options granted to directors and executives are unexercised:

Option price (cents)	Date from which exercisable	Expiry date	Directors	Executives#	Ceded*	Total options unexercised
4 300	21 May 1999	21 May 2006		111 000	118 167	229 167
4 600	6 March 2000	6 March 2007			20 000	20 000
4 765	13 June 2000	13 June 2007	13 334	205 967	106 234	325 535
4 450	16 February 2001	16 February 2008			126 334	126 334
4 100	1 April 2001	1 April 2008	20 000	406 005	398 099	824 104
2 325	1 September 2001	1 September 2008	74 000	246 421	22 000	342 421
4 415	26 February 2003	26 February 2010			20 000	20 000
3 670	29 May 2003	29 May 2010	125 000	687 728	517 357	1 330 085
4 570	25 September 2004	25 September 2011	207 867	1 323 626	412 027	1 943 520
5 820	25 September 2005	25 September 2012		41 334	666	42 000
4 750	1 April 2006	1 April 2013	335 000	1 744 400		2 079 400
6 780	26 May 2007	26 May 2010	360 000	1 806 700		2 166 700
			1 135 201	6 573 181	1 740 884	9 449 266

	2005	2004	2003
Movement for the year:			
Options at the beginning of the year	**14 642 709**	12 897 848	12 088 210
Options granted		2 205 200	2 148 900
Options exercised or lapsed	**(5 193 443)**	(460 339)	(1 339 262)
Options unexercised at year-end	**9 449 266**	14 642 709	12 897 848
Held by:			
Directors and executives	**7 708 382**	9 680 689	9 867 278
Financial institutions	**1 740 884**	4 962 020	3 030 570
	9 449 266	14 642 709	12 897 848

* *In terms of the rules of the Barloworld Share Option Scheme, options may be ceded to an approved financial institution.*

\# *The unexercised share options granted to retired directors and executives are included in this column.*

	2005 Rm	2004 Rm	2003 Rm
13. NON-CURRENT LIABILITIES			
Total South African rand and foreign currency long-term borrowings (note 31.3)	**6 478**	6 190	4 154
Less: Current portion redeemable and repayable within one year (note 16)	**(1 068)**	(1 319)	(750)
Interest-bearing liabilities	**5 410**	4 871	3 404
Deferred taxation liabilities (note 7)	**906**	797	617
Provisions (note 15)	**383**	503	254
Post-retirement benefit provisions	**117**	151	130
Other non-current provisions	**266**	352	124
Other non-interest-bearing liabilities	**404**	767	641
Bills and leases discounted with recourse and repurchase obligations*	**4**	413	444
Fair value of derivatives	**75**	34	
Retirement benefit obligation (note 29)	**88**	69	13
Other payables	**237**	251	184
Total non-current liabilities	**7 103**	6 938	4 916

* *Repurchase obligations which are not assessed as probable have been classified in the current year as contingent liabilities in terms of IAS37 Provisions, Contingent Liabilities and Contingent Assets. Refer note 28.*

Included above are secured liabilities as follows:

	Liabilities secured			Net book value of assets encumbered		
	2005 Rm	2004 Rm	2003 Rm	2005 Rm	2004 Rm	2003 Rm
Secured liabilities						
Secured loans						
South African rand	**3**	48		**59**	59	
Foreign currencies	**1 729**	1 684	924	**2 327**	1 867	909
Liabilities under capitalised finance leases (note 27)						
South African rand	**525**	530	452	**459**	491	661
Foreign currencies	**997**	935	898	**971**	818	789
Total secured liabilities	**3 254**	3 197	2 274	**3 816**	3 235	2 359
Assets encumbered are made up as follows:						
Property, plant and equipment (note 2)				**1 585**	1 062	207
Finance lease receivables (note 5)				**1 984**	1 926	1 905
Investments (note 6 and 9)				**247**	247	247
				3 816	3 235	2 359

13. NON-CURRENT LIABILITIES continued

R million	Total owing 2005	Repayable during the year ending 30 September 2006	2007	2008	2009	2010 and onwards	Total owing 2004	Total owing 2003
Summary of group borrowings by currency and by year of redemption or repayment								
Total SA rand	**3 160**	476	320	21	21	2 322	3 091	1 459
US dollar	**190**	72	46	31	25	16	444	701
UK sterling	**2 104**	454	395	336	804	115	1 931	1 807
Norwegian krone	**744**			744			243	
Swedish krone							409	
Euro	**246**	54	81	32	21	58	36	172
Other	**34**	12	8	7	5	2	36	15
Total foreign currencies	**3 318**	592	530	1 150	855	191	3 099	2 695
Total SA rand and foreign currency liabilities	**6 478**	1 068	850	1 171	876	2 513	6 190	4 154

Included in secured liabilities are loans in the United Kingdom and United States amounting to R1 716 million (2004: R1 018 million; 2003: R909 million), which are secured by a charge over specific lease receivables under a securitisation transaction. Repayment of the loans will only be made from cash received from the specific receivables subject to the securitisation transaction that amounted to R2 327 million as at 30 September 2005 (R1 010 million as at 30 September 2004; R909 million as at 30 September 2003).

	2005 Rm	2004 Rm	2003 Rm
14. TRADE AND OTHER PAYABLES			
Trade and other payables	**5 169**	5 085	4 480
Fair value of derivatives	**27**	88	129
Bills and leases discounted with recourse	**12**	111	147
	5 208	5 284	4 756

Refer to note 8 for details of inventory pledged as security for payables.

	2005 Rm	2004 Rm	2003 Rm
15. PROVISIONS			
Non-current (note 13)	**383**	503	254
Current	**480**	493	496
	863	996	750

	Total 2005 Rm	Environ-mental rehabi-litation Rm	Onerous contracts Rm	Insurance claims Rm	Mainte-nance contracts Rm	Post-retire-ment benefits Rm	Warranty claims Rm	Rights to Avis shares Rm	Other Rm
Movement of provisions									
Balance at the beginning of the year	**996**	108	27	82	314	192	82	101	90
Amounts added	**788**	1	42	136	282	42	173	29	83
Amounts used	**(857)**	(3)	(31)	(115)	(250)	(67)	(176)	(130)	(85)
Amounts reversed unused	**(63)**	(18)	(2)		(7)	(28)	(4)		(4)
Unwinding of discount on present valued amounts	**9**	9							
Translation adjustments	**(10)**			(2)	(4)	(3)	(1)		
Balance at the end of the year	**863**	97	36	101	335	136	74	0	84
To be incurred									
Within one year	**480**	7	22	101	186	19	73		72
Between two to five years	**211**	1	12		149	36	1		12
More than five years	**172**	89	2			81			
	863	97	36	101	335	136	74	0	84

Environmental rehabilitation

The provisions relate to factory decommissioning and quarry rehabilitation costs in Pretoria Portland Cement Company Limited. Group companies are required to restore quarry and processing sites at the end of their productive lives to an acceptable condition consistent with the group's environmental policies and statutory regulations. The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided at the beginning of each project.

Onerous contracts

The provisions include closure provisions for previously discontinued operations, consisting mainly of future rental costs on unoccupied leased properties. The provision is calculated based on the discounted present value of contractual rental costs less estimated future rental receipts.

Insurance claims

The provision arises from outstanding claims in Barloworld Insurance Limited which manages the group's insurance programme.

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

15. PROVISIONS continued

Maintenance contracts

This relates to deferred revenue on maintenance and repair contracts on capital equipment, forklift trucks and motor vehicles. Assumptions include the estimation of maintenance and repair costs over the life cycle of the assets concerned.

Post-retirement benefits

The provisions comprise mainly post-retirement benefits for existing and former employees. Actuarial valuations were used to determine the value of the provisions where necessary. The actuarial valuations are based on assumptions which include employee turnover, mortality rates, discount rates, the expected long-term rate of return of retirement plan assets, healthcare inflation cost and rates of increase in compensation costs.

Warranty claims

The provisions relate principally to warranty claims on capital equipment, spare parts and service. The estimate is based on claims notified and past experience.

Rights to Avis shares

Avis Southern Africa Limited (Avis) granted rights to its employees in terms of the Avis Share Incentive Scheme. On acquisition of Avis, these rights were converted into cash-based payments. The provision represented the fair value of the liability for these payments. Agreements were concluded during the year with the relevant employees and a financial institution whereby the group's liabilities were transferred to the financial institution for a cash settlement.

	2005 Rm	2004 Rm	2003 Rm
16. AMOUNTS DUE TO BANKERS AND SHORT-TERM LOANS			
Bank overdrafts and acceptances	**375**	678	818
Short-term loans	**1 189**	842	991
Current portion of long-term borrowings (note 13)	**1 068**	1 319	750
	2 632	2 839	2 559
Current portion of convertible bond			180
	2 632	2 839	2 739
Amounts due to bankers and short-term loans are comprised as follows:			
South African rand	**1 644**	1 133	1 571
Foreign currencies	**988**	1 706	1 168
	2 632	2 839	2 739
17. REVENUE			
Sale of goods	**32 003**	30 838	29 673
Rendering of services	**3 523**	3 223	3 075
Rentals received	**2 751**	1 632	1 055
Finance lease income	**1 103**	960	739
Other	**21**	19	61
	39 401	36 672	34 603

	2005 Rm	2004 Rm	2003 Rm
18. OPERATING PROFIT			
Operating profit is arrived at after taking into account the items detailed below:			
Cost of sales	**28 730**	26 893	26 023
Included in cost of sales are the following items:			
Inventory expensed during the year	**24 733**	23 209	21 985
Interest paid by leasing operations	**185**	290	295
External	**176**	211	181
Group (note 21)	**9**	79	114
Depreciation	**1 180**	1 073	930
Operating lease charges	**81**	91	129
Land and buildings	**19**	26	9
Plant, vehicles and equipment	**62**	65	120
Staff costs	**2 336**	2 016	1 730
Operating expenses by nature:			
Depreciation	**646**	461	301
Goodwill amortisation (note 3)		148	113
Amortisation of intangibles excluding goodwill (note 3)	**60**	69	61
Operating lease charges*:	**424**	339	285
Land and buildings	**295**	262	226
Plant, vehicles and equipment	**129**	77	59
Research and development costs	**57**	48	37
Administration, management and technical fees paid	**128**	99	82
Auditors' remuneration:	**59**	54	54
Audit fees	**47**	43	42
Fees for other services	**11**	10	11
Expenses	**1**	1	1
Directors' emoluments paid by holding company and subsidiaries (note 32):			
Total directors' emoluments**	**48**	44	58
Executive directors	**43**	40	54
Salaries	**18**	17	20
Bonuses	**18**	17	20
Retirement and medical contributions	**4**	4	11
Car allowances	**1**	2	1
Other benefits	**1**		2
Non-executive directors	**5**	4	4
Fees	**4**	3	3
Fees for services to subsidiaries	**1**	1	1

* *Operating lease charges include contingent rents of R22 million (2004: nil).*

** *Excludes the amount for share options exercised/ceded included in directors' emoluments per note 32.*

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

	2005 Rm	2004 Rm	2003 Rm
18. OPERATING PROFIT continued			
Staff costs (excluding directors' emoluments)	**3 554**	3 535	3 358
(Profit)/loss on disposal of rental assets, car hire and fleet rental vehicles	**(95)**	(115)	25
Profit on disposal of other plant and equipment	**(2)**	(15)	(6)
Amounts expensed in respect of retirement benefit plans (note 29):			
Defined contribution funds	**357**	223	210
Defined benefit funds	**117**	175	94
Other non-disclosable items	**1 838**	1 883	1 579
Total operating expenses	**7 191**	6 948	6 251
Net operating expenses/(revenue) by function:			
Distribution costs	**2 048**	2 105	1 573
Administrative costs	**4 484**	3 918	3 378
Other operating costs	**992**	1 181	1 449
Other operating income	**(333)**	(256)	(149)
Total operating expenses	**7 191**	6 948	6 251
Total income statement charge (amounts included in cost of sales and operating expenses):			
Depreciation (note 2)	**1 826**	1 534	1 231
Operating lease charges	**505**	430	414
Staff costs (excluding directors' emoluments)	**6 412**	5 993	5 450
19. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS			
Gains/(losses) on conversion of foreign currency monetary items	**17**	(22)	18
Losses on other financial instruments	**(73)**	(85)	(352)
	(56)	(107)	(334)
20. FINANCE COSTS			
Interest paid:			
Convertible bond		(4)	(20)
Corporate bond and other long-term borrowings	**(267)**	(36)	(42)
Bank and other short-term borrowings	**(122)**	(306)	(371)
Capitalised finance leases	**(74)**	(130)	(89)
Monetary profit/(loss) on hyperinflation accounting		2	(9)
	(463)	(474)	(531)
21. INCOME FROM INVESTMENTS			
Dividends			
Listed investments			1
Unlisted investments	**31**	29	29
Interest received	**147**	151	130
Group interest received from leasing operations*	**9**	79	114
	187	259	274

* *Interest paid by leasing operations disclosed under cost of sales (note 18).*

	2005 Rm	2004 Rm	2003 Rm
22. EXCEPTIONAL ITEMS			
Profit on disposal of properties, investments and subsidiaries	**25**	108	123
Realisation of translation reserve on liquidation of offshore subsidiary		(57)	
Reversal of pension fund closure provision		100	
Net impairment of assets#	**(21)**	(108)	(45)
Other			3
	4	43	81
Attributable exceptional items of associates (impairment losses)		(3)	
Gross exceptional profits	**4**	40	81
Taxation	**6**	(23)	11
	10	17	92
Minority interest	**(4)**		(1)
Net exceptional profits	**6**	17	9

 # The impairment charge for 2005 relates mainly to the impairment of goodwill in Truck Center.

	2005 Rm	2004 Rm	2003 Rm
23. TAXATION			
South African normal taxation			
Current year	**(564)**	(444)	(249)
Prior year	**(9)**	4	10
	(573)	(440)	(239)
Foreign and withholding taxation			
Current year	**(243)**	(296)	(319)
Prior year	**12**	10	2
	(231)	(286)	(317)
Deferred taxation			
Current year	**(101)**	(111)	(4)
Prior year	**6**	(1)	18
Attributable to a change in the rate of income tax	**8**	2	
	(87)	(110)	14
Secondary taxation on companies			
Current year	**(154)**	(88)	(69)
Deferred	**12**	36	11
	(142)	(52)	(58)
Taxation attributable to the company and its subsidiaries	**(1 033)**	(888)	(600)

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

23. TAXATION continued

	2005 %	2004 %	2003 %
Reconciliation of rate of taxation:			
South Africa normal taxation rate	**29.0**	30.0	30.0
Reduction in rate of taxation	**(3.1)**	(3.4)	(2.4)
Exempt income	**(1.3)**	(0.8)	(1.4)
Adjustment due to inclusion of dividend income	**(0.3)**	(0.3)	(0.5)
Rate change adjustment	**(0.2)**		
Tax losses of prior periods	**(1.3)**	(2.3)	(0.5)
Increase in rate of taxation	**2.9**	4.2	4.1
Disallowable charges	**0.9**	2.0	1.1
Foreign tax differential	**1.6**	1.1	2.4
Current year tax losses not utilised	**0.4**	1.1	0.5
Capital gains tax			0.1
Taxation (excluding prior year taxation, exceptional taxation and secondary tax on companies) as a percentage of profit before taxation (excluding exceptional items and goodwill amortisation)	**28.8**	30.8	31.7

	Rm	Rm	Rm
Group tax losses and STC credits at the end of the year:			
South African – taxation losses	**(332)**	(249)	(122)
South African – unutilised STC credits	**(542)**	(315)	(88)
Foreign – taxation losses	**(320)**	(128)	(34)
	(1 194)	(692)	(244)
Utilised to reduce deferred taxation or create deferred taxation assets	**998**	595	211
Losses on which no deferred taxation assets raised due to uncertainty regarding utilisation	**(196)**	(97)	(33)

	2005	2004	2003

24. NET PROFIT AND HEADLINE EARNINGS PER SHARE

	2005	2004	2003
24.1 Fully converted weighted average number of shares			
Weighted average number of ordinary shares (net of share buy-back)	**207 366 842**	199 374 681	196 027 500
Increase in number of shares as a result of unexercised share options	**4 749 836**	4 837 422	3 410 348
	212 116 678	204 212 103	199 437 848
Increase in number of shares assuming conversion of the convertible bond			3 022 242
Fully converted weighted average number of shares	**212 116 678**	204 212 103	202 460 090

Account is taken of the number of ordinary shares in issue for the period in which they are entitled to participate in the net profit of the group.

	2005 Cents	2004 Cents	2003 Cents	2005	2004	2003
24.2 Net profit per share (basic)						
Net profit for the year (R million)				**1 861**	1 509	1 122
The weighted average number of ordinary shares				**207 366 842**	199 374 681	196 027 500
Net profit per share (basic)	**897.4**	756.9	572.4			
Net profit per share (fully diluted)						
Net profit for the year (R million)				**1 861**	1 509	1 122
Adjusted for:						
After-tax interest saving assuming conversion of convertible bond where effect is dilutive						14
Net profit for the year adjusted for diluted calculation (R million)				**1 861**	1 509	1 136
Fully converted weighted average number of shares (note 24.1)				**212 116 678**	204 212 103	202 460 090
Net profit per share (fully diluted)	**877.3**	738.9	561.1			
Percentage dilution	**2.2**	2.4	2.0			

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

	2005 Cents	2004 Cents	2003 Cents	2005	2004	2003
24. NET PROFIT AND HEADLINE EARNINGS PER SHARE continued						
24.3 Headline earnings per share (basic)						
Net profit for the year (R million)				**1 861**	1 509	1 122
Profit on disposal of properties, investments and subsidiaries				**(25)**	(108)	(123)
Impairment of assets				**21**	108	45
Goodwill amortisation					148	113
Realisation of translation reserves on liquidation of offshore subsidiary					57	
Interest in associate goodwill amortisation					6	9
Profit on sale of plant and equipment excluding rental assets				**(2)**	(15)	(6)
Other exceptional items						4
Taxation on exceptional items				**(6)**	(7)	(11)
Attributable exceptional items of associates (impairment losses)					3	
Interest of outside shareholders in exceptional items				**4**		1
Headline earnings (R million)				**1 853**	1 701	1 154
The weighted average number of ordinary shares				**207 366 842**	199 374 681	196 027 500
Headline earnings per share (basic)	**893.6**	853.2	588.7			
Headline earnings per share (fully diluted)						
Headline earnings (R million)				**1 853**	1 701	1 154
After-tax interest saving assuming conversion of convertible bond where effect is dilutive						14
Headline earnings adjusted for diluted calculation (R million)				**1 853**	1 701	1 168
Fully converted weighted average number of shares (note 24.1)				**212 116 678**	204 212 103	202 460 090
Headline earnings per share (fully diluted)	**873.6**	833.0	576.9			
Percentage dilution	**2.2**	2.4	2.0			

	2005 Rm	2004 Rm	2003 Rm
25. DIVIDENDS			
Ordinary shares			
Final dividend No 151 paid on 17 January 2005: 265 cents per share (2004: No 149 – 200 cents per share; 2003: No 146 – 185 cents per share)	**602**	431	399
Special centenary dividend No 147 paid on 20 January 2003: 100 cents per share			215
Interim dividend No 152 paid on 13 June 2005: 130 cents per share (2004: No 150 – 115 cents per share; 2003: No 148 – 90 cents per share)	**296**	255	195
	898	686	809
Dividend attributable to the share buy-back	**(75)**	(60)	(73)
Paid to Barloworld Limited shareholders	**823**	626	736
Paid to minorities	**374**	245	204
	1 197	871	940

On 15 November 2005 the directors declared dividend No 153 of 325 cents per share.

This dividend will be paid to shareholders on 16 January 2006. This dividend has not been included as a liability in these financial statements.

In compliance with the requirements of the JSE Limited, the following dates are applicable:

Last day to trade cum dividend	Friday, 6 January 2006
Shares trade ex dividend	Monday, 9 January 2006
Record date	Friday, 13 January 2006
Payment date	Monday, 16 January 2006

Share certificates may not be dematerialised or rematerialised between Monday, 9 January 2006 and Friday, 13 January 2006, both days inclusive.

	2005 Cents	2004 Cents	2003 Cents
Analysis of dividends declared in respect of current year's earnings:			
Ordinary dividends per share			
Interim dividend No 152	**130**	115	90
Final dividend No 153	**325**	265	200
	455	380	290

6% cumulative non-redeemable preference shares

Preference dividends totalling R45 000 were declared on each of the following dates:

1 April 2005 (paid on 25 April 2005)
1 October 2004 (paid on 1 November 2004)
1 April 2004 (paid on 3 May 2004)
7 October 2003 (paid on 7 November 2003)
16 April 2003 (paid on 29 April 2003)
25 October 2002 (paid on 4 November 2002)

	2005 Rm	2004 Rm	2003 Rm
26. BARLOWORLD SHAREHOLDERS' ATTRIBUTABLE INTEREST IN SUBSIDIARIES			
Holding company	**2 316**	2 440	865
Less: Dividends received from subsidiaries	**(2 255)**	(2 411)	(836)
	61	29	29
Attributable interest in the aggregate amount of profits and losses of subsidiaries, after taxation, including associate companies:			
Profits	**1 927**	1 674	1 302
Losses	**(127)**	(194)	(209)
Barloworld Limited shareholders' interest	**1 861**	1 509	1 122
27. COMMITMENTS			
Capital expenditure commitments to be incurred:			
Contracted	**1 762**	455	181
Approved but not yet contracted	**1 080**	225	261
	2 842	680	442
Share of joint ventures' capital expenditure commitments to be incurred:			
Contracted		12	
		12	

Commitments will be spent substantially in 2006 and 2007. Capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

Lease commitments:

	2010 and thereafter Rm	2009 Rm	2008 Rm	2007 Rm	2006 Rm	2005 Total Rm	2004 Total Rm	2003 Total Rm
Operating lease commitments								
Land and buildings	499	154	205	236	283	**1 377**	1 734	1 166
Motor vehicles	6	15	40	72	120	**253**	193	155
Other	1	3	13	16	19	**52**	65	42
	506	172	258	324	422	**1 682**	1 992	1 363

Land and building commitments include the following items:

Commitments for the operating and administrative facilities used by the majority of business segments. The average lease term is five years. Many lease contracts contain renewal options at fair market rates.

Properties used for office accommodation and used car outlets in the major southern African cities. Rentals escalate at rates which are in line with the historical inflation rates applicable to the southern African environment. Lease periods do not exceed five years.

Properties at airport locations. The leases are in general for periods of five years and the rental payments are based on a set percentage of revenues generated at those locations subject to certain minimums.

Motor vehicle commitments are mainly for vehicles in use in the offshore operations. The average lease term is four years.

	2010 and thereafter Rm	2009 Rm	2008 Rm	2007 Rm	2006 Rm	**2005 Total Rm**	2004 Total Rm	2003 Total Rm
27. COMMITMENTS continued								
Finance lease commitments								
Present value of minimum lease payments								
Land and buildings	185	14	11	9	7	**226**	111	318
Motor vehicles	1	7	9	10	12	**39**	38	5
Rental fleets	199	131	162	176	235	**903**	948	893
Other	55	13	15	111	160	**354**	368	134
	440	165	197	306	414	**1 522**	1 465	1 350
Minimum lease payments								
Land and buildings	255	31	29	28	26	**369**	218	437
Motor vehicles	1	8	10	11	15	**45**	42	6
Rental fleets	208	146	188	211	281	**1 034**	1 075	962
Other	55	13	15	111	245	**439**	491	236
Total including future finance charges	519	198	242	361	567	**1 887**	1 826	1 641
Future finance charges						**(365)**	(361)	(291)
Present value of lease commitments (note 13)						**1 522**	1 465	1 350

Land and building commitments are for certain fixed rate leases in the motor division for trading premises with an average term of 12 years including a purchase option at the end of the term.

Rental fleet commitments arise in Barloworld Finance in the United Kingdom, which has financed certain rental units under capital leases with various institutions. These expire at the same time as the related lease with the customer.

Other commitments include the following items:

A suspensive sale agreement in PPC between RTA Leasing (Proprietary) Limited and BOE Bank. Interest is payable bi-annually at the end of March and September of each year. The effective interest rate is 12.5% per annum with capital repayments of R147 million in 2006, R98 million in 2007 and R2 million in 2008.

Plant and equipment leased by the cement division from Saldanha Steel (Proprietary) Limited with fixed payment terms. The agreement matures in April 2013.

	2005 Rm	2004 Rm	2003 Rm
28. CONTINGENT LIABILITIES			
Bills, lease and hire-purchase agreements discounted with recourse, other guarantees and claims	**296**	194	146
Litigation, current or pending, is not considered likely to have a material adverse effect on the group.			

Buy-back and repurchase commitments not reflected on the balance sheet amount to R1 071 million (2004: R222 million; 2003: R138 million). The related assets are estimated to have a value at least equal to the repurchase commitment.

There are no material contingent liabilities in joint venture companies.

29. RETIREMENT BENEFIT INFORMATION

It is the policy of the group to encourage, facilitate and contribute to the provision of retirement benefits for all permanent employees. To this end the group's permanent employees are usually required to be members of either a pension or provident fund, depending on their preference and local legal requirements.

Fifty-seven percent of employees belong to four defined benefit and 25 defined contribution retirement funds in which group employment is a prerequisite for membership. Of these, four defined benefit and 15 defined contribution funds are located outside of South Africa and accordingly are not subject to the provisions of the Pension Funds Act of 1956. The balance of 43% of employees belong to defined contribution funds associated with industry or employee organisations.

Defined contribution plans

The total cost charged to income of R357 million (2004: R223 million; 2003: R210 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes (note 18).

Defined benefit plans

Amounts recognised in income in respect of these schemes are as follows:

	2005 Rm	2004 Rm	2003 Rm
Current service cost	**77**	134	113
Interest costs	**201**	197	179
Expected return on plan assets	**(196)**	(192)	(204)
	82	139	88
Net actuarial loss recognised in income statement	**35**	36	6
Charge to income in respect of defined benefit funds for the year (note 18)	**117**	175	94
Actual return on plan assets	**502**	234	319

All defined benefit funds are valued by independent actuaries as follows:

	Valuation interval	Latest statutory valuation
Barlows Pension Fund	Triennial	31 March 2004
Barloworld UK Pension Scheme	Triennial	1 April 2003
Bibby Pension Scheme	Triennial	1 April 2003
Barloworld Australia Superannuation Fund	Triennial	1 May 2004
Japan Pension Scheme	Annual	September 2005
PPC Retirement Fund*	Not exceeding three years	28 February 2003
Avis – Liva Bil AS Pension Fund – Norway*	Annual	September 2004

29. RETIREMENT BENEFIT INFORMATION continued

Apart from the two funds mentioned below there are no material pension deficits.

The triennial valuation of the two United Kingdom defined benefit pension schemes at 1 April 2003 was done during 2003. The funding position of these schemes has deteriorated since the last valuation primarily due to increased liabilities, reduced interest rates and the use of increased longevity tables in respect of members. These schemes currently reflect a combined deficit, calculated in terms of IAS19, of £58.9 million (2004: £50.1 million; 2003: £52.3 million), which will be funded by means of increased company and employee contributions, together with an adjustment to benefits. The schemes were closed to new entrants from 1 April 2002, with all new employees in the United Kingdom required to join the recently established defined contribution scheme.

The pension plan assets consist primarily of equity (local and offshore), interest-bearing stock and property.

Amount included in the fair value of assets for Barloworld Limited shares is nil.

Amount included in the fair value of the PPC Retirement Fund assets for property occupied or used by PPC is nil (2004: nil; 2003: R8 million).

The amount included in the balance sheet arising from the group's obligations in respect of defined benefit retirement plans is set out below (this excludes the impact of the provision for pension fund closure costs**):

	2005 Rm	2004 Rm	2003 Rm
Present value of funded obligation	**(4 166)**	(3 817)	(3 576)
Fair value of plan assets	**3 419**	3 158	2 927
	(747)	(659)	(649)
Unrecognised actuarial losses	**844**	809	828
Net asset	**97**	150	179
Less: Amount not recognised on balance sheet		14	17
Net asset per balance sheet	**97**	136	162
Asset (note 6)	**185**	205	175
Obligation (note 13)	**(88)**	(69)	(13)
Net asset	**97**	136	162
Movement in the net asset in the current year was as follows:			
At the beginning of the year	**136**	162	247
Contributions	**82**	147	80
Expenses	**(117)**	(175)	(94)
Exchange differences	**(4)**	2	(71)
At the end of the year	**97**	136	162

* *During the current year the active members of these defined benefit funds were transferred to defined contribution funds.*

** *As reported in the prior year, the board approved a provision in 2002 of R100 million (R70 million net of deferred taxation) to cover additional costs on the closure of one of the group's South African pension funds. As the fund in question was subsequently established to have adequate reserves to cover projected costs, the provision was no longer required and was written back in 2004.*

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

29. RETIREMENT BENEFIT INFORMATION continued

Key assumptions used:

	South Africa			UK			Australia			Japan		
	2005	2004	2003	**2005**	2004	2003	**2005**	2004	2003	**2005**	2004	2003
	%	%	%	**%**	%	%	**%**	%	%	**%**	%	%
Discount rate	**n/a**	11.0	11.5	**5.0**	5.6	5.5	**6.0**	6.3	6.3	**1.5**	1.8	2.2
Expected return on plan assets	**n/a**	11.0	11.5	**7.3**	7.3	7.0	**7.6**	8.0	7.0	**2.4**	3.0	2.0
Expected rate of salary increases	**n/a**	7.5	8.0	**3.5**	3.5	3.3	**4.0**	4.0	4.0	**2.2**	2.2	3.0
Future pension increases	**n/a**	5.0	5.0	**2.5**	2.5	2.3	**2.5**	2.5	2.5	**n/a**	n/a	n/a

Historically, qualifying employees were granted certain post-retirement medical benefits. The obligation for the employer to pay medical aid contributions after retirement is not part of the conditions of employment for new employees. A number of pensioners and employees in the group remain entitled to this benefit, the cost of which has been fully provided.

30. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

30.1 The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) on a basis consistent with the prior year except for the adoption of the following new or revised Standards and Interpretations:

IAS8 (Revised) Accounting policies, changes in accounting estimates and errors

The revised IAS8 is effective for the group from the year ending 30 September 2006. Revised requirements relate to selection of accounting policies, changing of accounting policies and correction of prior period errors as well as disclosures relating to these items. The changes were made in order to reduce or eliminate alternatives, redundancies and conflict with other Standards, to deal with some convergence issues and make other improvements. The group early adopted this Standard in the current year.

IAS16 (Revised) Property, plant and equipment

The revised IAS16 is effective for the group from the year ended 30 September 2006. Amendments that impact on the group relate to the components approach to depreciation and the requirement for an annual review of the residual value and useful lives of assets. These changes affect the annual depreciation charge to the income statement. The group early adopted this Standard in the current year.

IAS36 (Revised) Impairment of assets; IAS38 (Revised) Intangible Assets; IFRS3 Business Combinations

The revised IAS38 and IAS36 were issued simultaneously with IFRS3 as part of the first phase of the International Accounting Standards Board's project on business combinations. The changes to IAS38 mainly relate to clarifying the identifiability of intangible assets, the useful life and amortisation of intangible assets and the accounting for in-process research and development projects acquired in business combinations. None of these issues impact significantly on the accounting for intangible assets in the group.

With the adoption of IFRS3, amortisation of goodwill has ceased with effect from the beginning of the current financial year. All goodwill is tested for impairment as required by IAS36 on at least an annual basis and for this purpose is allocated to the appropriate cash generating units. The group adopted these Standards in the current year.

IFRS4 Insurance contracts

This Standard is effective for the group from the year ending 30 September 2006 and requires certain changes in accounting for contracts that continue to meet the definition of insurance as well as additional disclosures. The requirements do not have a significant impact on the group and the Standard was early adopted in the current year.

30. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES continued

IAS39 (Revised) Financial instruments: recognition and measurement

IAS39 was originally adopted by the group in the year ended 30 September 2002, followed by subsequent amendments which were adopted when issued. In the current financial year, further amendments to the Standard were issued in April, June and August 2005. These amendments relate to the treatment of cash flow hedges of forecast intragroup transactions, restricting the ability to designate any financial asset or liability to be measured at fair value through profit and loss, and broadening the scope to include financial guarantee contracts issued. These amendments do not have a significant impact on the group and were early adopted in the current year.

IFRIC Interpretation 1: Changes in existing decommissioning, restoration and similar liabilities (IFRIC1)

IFRIC1 contains guidance on accounting for changes in decommissioning, restoration and similar liabilities that have previously been recognised both as part of the cost of an item of property, plant and equipment under IAS16 and as a provision (liability) under IAS37. The Interpretation addresses subsequent changes to the amount of the liability that may arise from (a) a revision in the timing or amount of the estimated decommissioning or restoration costs or from (b) a change in the current market-based discount rate. It is group policy to account for assets using the cost model. As a result of this, IFRIC1 requires changes in the initial estimates of rehabilitation and decommissioning costs to be capitalised as part of the cost of the item and depreciated prospectively over the remaining life of the item to which it relates. This is consistent with the treatment under IAS16 of other changes in estimates relating to property, plant and equipment. This Interpretation is effective from the current year.

IFRIC Interpretation 2: Members' shares in co-operative entities and similar instruments

This Interpretation is effective for the group from the year ending 30 September 2006 and deals with the treatment of members' shares in co-operative entities and similar instruments in terms of its classification as either a financial liability or equity. The requirements of the Interpretation do not have a significant impact on the group and it was early adopted in the current year.

In addition to the accounting policy changes as set out above, the group also changed the treatment of operating leases with fixed escalations, which were previously expensed on a cash basis, to a straight-line basis in terms of circular 7/2005 issued by the South African Institute of Chartered Accountants and in accordance with IAS17 Leases.

Comparative information has been restated for the effects of adopting IAS16 and IFRIC1 as well as for the effect of accounting for operating leases with fixed escalations on a straight-line basis.

The aggregate effect of the above changes on the annual financial statements for the years ended 30 September 2003 and 2004 is as follows:

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

30. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES continued

	Previously stated Rm	Adjustments IAS16 Rm	IFRIC1 Rm	IAS17 Rm	Restated Rm
Income statement					
Opening retained income – 2003	6 688	(6)	(2)	(28)	6 652
Dividends and other movements in retained income – 2003	(731)				(731)
Net profit – 2003	1 130	(3)	(1)	(4)	1 122
– Operating profit		(5)	(1)	(7)	
– Taxation		1		3	
– Minority interest		1			
Closing retained income – 2003	7 087				7 043
Dividends and other movements in retained income – 2004	(616)				(616)
Net profit – 2004	1 517	(2)	(1)	(5)	1 509
– Operating profit		(2)	4	(7)	
– Finance cost			(6)		
– Taxation			1	2	
Closing retained income – 2004	7 988				7 936
Balance sheet					
2003					
Property, plant and equipment	6 672	(14)	(3)		6 655
Deferred taxation assets	456			16	472
Long-term financial assets	699			2	701
Trade and other receivables	4 924			1	4 925
Minority interest	708	(2)			706
Total shareholders' interest	10 436	(11)	(3)	(32)	10 390
Deferred taxation liabilities	621	(3)		(1)	617
Long-term non-interest-bearing liabilities	845			50	895
Trade and other payables	4 746			10	4 756
2004					
Property, plant and equipment	7 728	(14)	(8)		7 706
Goodwill	2 432			1	2 433
Deferred taxation assets	498	1		18	517
Long-term financial assets	1 096			2	1 098
Trade and other receivables	5 266			1	5 267
Minority interest	721	(1)	(1)		719
Total shareholders' interest	11 875	(12)	(5)	(37)	11 821
Deferred taxation liabilities	803	(1)	(2)	(3)	797
Long-term non-interest-bearing liabilities	1 215			55	1 270
Trade and other payables	5 272			12	5 284

30. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES continued

	Previously stated	Adjustments IAS16	IFRIC1	IAS17	Restated
Earnings per share					
2003					
Net profit per share (cents)					
– basic	576.4	(1.5)	(0.5)	(2.0)	572.4
– fully diluted	565.0	(1.5)	(0.5)	(2.0)	561.1
2004					
Net profit per share (cents)					
– basic	760.9	(1.0)	(0.5)	(2.5)	756.9
– fully diluted	742.9	(1.0)	(0.5)	(2.5)	738.9

Cash flow statement

The restatements have not impacted on cash flows.

With the adoption of IFRS3 Business Combinations, the amortisation of goodwill has ceased with effect from the beginning of the current financial year. As required by the standard no restatement of comparatives has been made. The adoption of the rest of the abovementioned standards has not had a material impact on the group's results for the current year.

30.2 The following Standards and Interpretations are not yet effective and will be adopted in future years:

IAS27 (Revised) Consolidated and Separate Financial Statements

This Standard is effective for the group as from the year ending 30 September 2006. The Standard amends the criteria to assess control for the consolidation of entities and as a consequence may affect the group's decision not to consolidate the Zimbabwean cement subsidiary, Portland Holdings Limited (Porthold). Refer to note 6 for the current year's summarised financial results of Porthold and the impact on earnings per share of not consolidating Porthold's results.

IFRS2 Share-based Payment

This Standard is effective for the group from the year ending 30 September 2006. In terms of the Standard, all share-based payment transactions must be recognised in the financial statements using a fair value measurement basis. An expense is recognised when the goods or services received are consumed. It requires the fair value of all equity instruments granted to be based on market prices, if available, and to take into account the terms and conditions upon which those instruments were granted. The Standard impacts on the group in relation to the issue of share options to employees. Refer to the finance director's review on page 98 for relevant details, the financial impact and related assumptions.

IFRS6 Exploration for and Evaluation of Mineral Resources

This Standard is effective for the group from the year ending 30 September 2007. The Standard prescribes financial reporting for exploration and evaluation of mineral resources, but permits an entity to develop its own accounting policy for such transactions. The Standard includes additional impairment indicators specific to exploration and evaluation of mineral resources activities and prescribes an impairment test in accordance with IAS36, where an indicator that the asset may be impaired, exists. The group is in the process of evaluating the effects of the Standard, but it is not expected to have a significant impact on the group's results and disclosures.

IFRS7 Financial instruments: Disclosures

This Standard is effective for the group from the year ending 30 September 2008. The Standard adds certain new disclosures about financial instruments to those currently required by IAS32 Financial Instruments: Disclosure and Presentation and also replaces the disclosures currently required by IAS30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions. The group is in the process of evaluating the effects of the new Standard.

30. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES continued

IFRIC Interpretation 4: Determining whether an arrangement contains a lease

This Interpretation is effective for the group from the year ending 30 September 2007 and prescribes the circumstances where the entity enters into an arrangement that depends on the use of a specific asset and conveys the right to control this specific asset, this arrangement should be treated as a lease under IAS17 Leases. Arrangements that are in substance leases, should be assessed against the criteria included in IAS17 Leases to determine if the arrangements should be accounted for as finance leases or operating leases. The transitional provisions require the group to assess all existing arrangements at the beginning of the comparative period of the first period in which the Interpretation is adopted. The group is in the process of evaluating the effects of the Interpretation.

IFRIC Interpretation 5: Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

This Interpretation is effective for the group from the year ending 30 September 2007. The scope of this Interpretation is restricted to Funds with separately administered assets where the contributor's right to access is restricted. It requires the group to assess the nature of the relationship with the fund and to account for it in accordance with IAS27 Consolidated and Separate Financial Statements if the group controls the fund. If the Fund is not controlled by the group, the group's obligation in respect of decommissioning activities is recognised as a liability separate from the interest in the fund. Where the group has a right to possible reimbursement, this right should be recorded as a contingent asset in accordance with IAS37 Provisions, Contingent Liabilities and Contingent Assets. The group is in the process of evaluating the effects of the Interpretation, but it is not expected to have a significant impact on the group's results and disclosures.

IFRIC Interpretation 6: Liabilities arising from participating in a specific market – waste electrical and electronic equipment

This Interpretation is effective for the group from the year ending 30 September 2007 and clarifies when certain producers of electrical goods are required to recognise a liability under IAS37 Provisions, Contingent Liabilities and Contingent Assets for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment supplied to private households. The group is in the process of evaluating the effects of the Interpretation, but it is not expected to have a significant impact on the group's results and disclosures.

31. FINANCIAL RISK MANAGEMENT

The group's financial instruments consist mainly of deposits with banks, local money market instruments, short-term investments, accounts receivable and payable, loans to and from subsidiaries, bills, leases, hire-purchase agreements discounted with recourse and derivatives. Details of the amounts discounted with recourse are included in note 28 to the annual financial statements.

Derivative instruments are used by the group for hedging purposes. Such instruments include forward exchange and currency option contracts and interest rate swap agreements. The group does not speculate in the trading of derivative instruments.

31.1 Treasury risk management

A finance committee consisting of senior executives of the group meets on a regular basis to analyse currency and interest rate exposure and to re-evaluate treasury management strategies in the context of most recent economic conditions and forecasts.

The group's various treasury operations provide the group with access to local money markets and provide group subsidiaries with the benefit of bulk financing and depositing.

31. FINANCIAL RISK MANAGEMENT continued

31.2 Foreign currency management

Trade commitments

The group's currency exposure management policy for the southern African operations is to hedge all material trade commitments as soon as they arise. In respect of offshore operations, where there is a traditionally stable relationship between the reporting and transacting currencies, the need to take foreign exchange cover is at the discretion of the divisional board.

Each division manages its own trade exposure within the overall framework of the group policy. In this regard the group has entered into certain forward exchange contracts which do not relate to specific items appearing in the balance sheet, but were entered into to cover foreign commitments not yet due or proceeds not yet received. The risk of having to close out these contracts is considered to be low.

All forward exchange contracts and currency options are valued at fair value with the resultant profit or loss included in income. The only exception relates to the effective portion of cash flow hedges where profits or losses are recorded directly in equity and either transferred to income when the hedged transaction affects income or are included in the initial acquisition cost of the hedged assets or liabilities where appropriate.

Net currency exposure

The following table represents the extent to which the group has monetary assets and liabilities in currencies other than the group companies' local currency.

The information is shown net of forward contracts and options in place to hedge the foreign currency exposures.

Based on the net exposure below it is estimated that a simultaneous 10% change in all foreign currency exchange rates against divisional functional currency will impact the fair value of the net monetary assets/liabilities of the group to the extent of R100 million (2004: R53 million; 2003: R5 million).

NOTES TO THE GROUP ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

31. FINANCIAL RISK MANAGEMENT continued

	SA rand Rm	Euro Rm
Net foreign currency monetary assets/(liabilities)		
Functional currency of group operation:		
SA rand	n/a	71
Euro	(1)	n/a
British sterling	5	16
US dollar	(1)	
Japanese yen		
Other African currencies	(1)	
Other currencies		
As at 30 September 2005	**2**	**87**
SA rand	n/a	35
Euro		n/a
British sterling	4	21
US dollar	(2)	(1)
Japanese yen		
Other African currencies	(92)	
Other currencies	(2)	
As at 30 September 2004	(92)	55
SA rand	n/a	(6)
Euro		n/a
British sterling	27	8
US dollar	(3)	(36)
Japanese yen		
Other African currencies	(58)	
Other currencies		
As at 30 September 2003	(34)	(34)

Currency derivatives

As at September 2005, the group had 14 cross-currency interest rate swap contracts which were all designated as a hedge of a net investment in a foreign entity. Details are as follows:

	Currency	Foreign amount – Notional (000s)	Interest rate %	Maturity date	**2005 Fair value (loss)/gain Rm**
Cross-currency interest rate swap contracts	EUR	(84 569)	2.6	2006 – 2008	
Cross-currency interest rate swap contracts	GBP	57 146	4.4	2005 – 2006	**(6)**
Cross-currency interest rate swap contracts	AUD	(55 000)	6.1	2006 – 2008	
Cross-currency interest rate swap contracts	GBP	22 855	4.9	2006 – 2008	**(10)**
Cross-currency interest rate swap contracts	JPY	(1 250 000)	0.3	2005 – 2006	
Cross-currency interest rate swap contracts	GBP	6 553	4.3	2005 – 2006	**3**
Total					**(13)**

The fair value adjustments on cross-currency interest rate swap contracts were a loss of R54 million in 2004 and a loss of R72 million in 2003.

CURRENCY OF ASSETS/(LIABILITIES)						
British sterling Rm	US dollar Rm	Australian dollar Rm	Japanese yen Rm	Other African currencies Rm	Other currencies Rm	Total Rm
69	**791**	**2**	**48**			**981**
9	**(2)**					**6**
n/a	**12**					**33**
2	**n/a**			**(17)**	**(40)**	**(56)**
	(14)		**n/a**			**(14)**
	46			**n/a**		**45**
	2				**n/a**	**2**
80	**835**	**2**	**48**	**(17)**	**(40)**	**997**
30	552	15	14	(2)		644
1			(1)		1	1
n/a	(58)			(4)	28	(9)
(1)	n/a		1		(32)	(35)
	(2)		n/a			(2)
	24			n/a		(68)
	1				n/a	(1)
30	517	15	14	(6)	(3)	530
22	295		18	2	(1)	330
	2				3	5
n/a	(217)	1		8		(173)
6	n/a			(7)	11	(29)
	(2)		n/a			(2)
	(17)			n/a		(75)
	(3)				n/a	(3)
28	58	1	18	3	13	53

31. FINANCIAL RISK MANAGEMENT continued

31.3 Interest rate management

As part of the process of managing the group's fixed and floating rate borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are structured according to expected movements in interest rates. The interest rate profile of total borrowings is as follows:

	Currency	Year of redemption/ repayment	Interest rate (%)	**2005 Rm**	2004 Rm	2003 Rm
Liabilities in foreign currencies						
Secured loans	GBP	2006/2010	Libor* + 0.45	**972**	1 017	909
	NOK	2008	Libor* + 0.395	**744**		
	NOK	2005	2.8		243	
	SEK	2005	3.1		409	
	BWP	2005/2009	14.8	**13**	15	15
Unsecured loans	GBP	2009/2010	Libor* + 0.475	**388**	437	701
	EUR	2007	2.6	**36**	36	170
	EUR	2006/2010	5.1	**136**		2
	USD	2006/2008	6.8	**21**		
	USD	2006/2007	6.6	**10**	7	
Liabilities under capitalised finance leases	GBP	2006/2010	5 – 6	**744**	914	898
	EUR	2006/2010	2.5	**74**		
	USD	2006/2010	4.5	**159**		
	BWP	2006/2010	15.5	**21**	21	
Total foreign currency liabilities				**3 318**	3 099	2 695
Liabilities in South African rand						
Secured loans		2014	9.3	**3**	48	
Unsecured loans		2006/2011	7.1 – 10.7	**2 632**	2 513	1 007
Liabilities under capitalised finance leases		2006/2013	9.0 – 13.5	**525**	530	452
Total South African rand liabilities				**3 160**	3 091	1 459
Total South African rand and foreign currency liabilities (note 13)				**6 478**	6 190	4 154
Interest rates						
Loans at fixed rates of interest				**2 073**	2 167	1 282
Loans linked to South African money market				**1 924**	1 881	1 092
Loans linked to NIBOR^/STIBOR†					652	
Loans linked to Libor*				**2 481**	1 490	1 780
				6 478	6 190	4 154

* *Libor – London inter-bank offered rate.*
^ *Nibor – Norwegian inter-bank offered rate.*
† *Stibor – Swedish inter-bank offered rate.*

31. FINANCIAL RISK MANAGEMENT continued

31.3 Interest rate management continued

Interest rate derivatives

As at 30 September 2005, the group had 14 interest rate swap contracts. Details are as follows:

	Currency	Amount-notional (000s)	Interest rate %	Maturity date	**2005 Fair value gain/(loss) Rm**
Designated cash flow hedge interest rate swap contracts	USD	76 986	2.68 – 4.65	2006 – 2007	
Designated cash flow hedge interest rate swap contracts	GBP	70 940	4.19 – 6.91	2006 – 2010	**(1)**
Interest rate swap contract**	ZAR	750 000	3 m Jibar[#] + 55 bps	2011	**39**
Interest rate swap contract	ZAR	750 000	8.3 (fixed)	2011	**10**
					48

The fair value adjustments on interest rate swap contracts were a gain of R27 million in 2004 and a loss of R19 million in 2003.

*** This benefit has been offset by a fair value loss of R46 million on the Corporate Bond as the underlying item on the swap, processed in terms of fair value hedge accounting. Hedge accounting has been discontinued with effect from August 2005 at the time of entering into the new fixed rate swap.*

 # Jibar – Johannesburg inter-bank acceptance rate.

31.4 Maturity profile of financial instruments

The maturity profile of the financial instruments is summarised as follows:

	<1 years Rm	2 – 4 years Rm	>4 years Rm	**2005 Total Rm**
Financial assets				
Cash and cash equivalents	1 399			**1 399**
Trade and other receivables	5 897	1 459	130	**7 486**
Financial liabilities				
Interest-bearing liabilities	2 632	2 897	2 513	**8 042**
Trade and other payables	5 688	450	337	**6 475**

31.5 Fair value of financial assets and liabilities

All financial instruments are carried at fair value or amounts that approximate fair value, except for the non current portion of fixed rate receivables, payables and interest-bearing borrowings, which are carried at amortised cost.

The carrying amounts for investments, cash, cash equivalents, as well as the current portion of receivables, payables and interest-bearing borrowings, approximate fair value due to the short-term nature of these instruments.

The fair values have been determined using available market information and appropriate valuation methodologies.

31.6 Credit risk management

Potential areas of credit risk consist of trade receivable and short-term cash investments.

Trade receivable consists mainly of a large and widespread customer base. Group companies monitor the financial position of their customers on an ongoing basis.

Where considered appropriate, use is made of credit guarantee insurance. The granting of credit is controlled by application and account limits.

Provision is made for doubtful debts and at the year-end management did not consider there to be any material credit risk exposure that was not already covered by credit guarantee insurance or a doubtful debt provision.

It is group policy to deposit short-term cash investments with major banks and financial institutions with strong credit ratings.

31.7 Liquidity risk management

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

32. DIRECTORS' REMUNERATION AND INTERESTS

Directors' remuneration

The group remuneration philosophy and basis for determining performance bonuses is set out in the Remuneration report on pages 24 and 25. Other benefits determined below include company cars and Share Purchase Trust loans. There are no directors with service contracts with termination benefits exceeding one year's salary and notice periods in excess of one year.

The directors' remuneration for the year ended 30 September 2005 was as follows:

2005	Salary R000	Bonus R000	Retirement and medical contri-butions R000	Share options exercised/ ceded R000	Car allow-ances R000	Other benefits R000	Total 2005 R000
Executive directors							
PJ Blackbeard	2 235	2 154	857				5 246
MD Coward	1 469	1 480	316	3 185	195		6 645
LS Day	1 629	1 640	392	510	157	44	4 372
BP Diamond	2 563	2 564	530	2 194			7 851
JE Gomersall	1 990	2 000	481		114	229	4 814
AJ Lamprecht	1 624	1 635	357	733	180	121	4 650
M Laubscher (appointed 9 May 2005)	508	508	93		76	4	1 189
AJ Phillips	2 909	2 930	698	4 218	163	155	11 073
PM Surgey	1 680	1 690	334	2 037	244	22	6 007
CB Thomson	1 734	1 750	340	1 651	256	32	5 763
	18 341	18 351	4 398	14 528	1 385	607	57 610

	Fees R000	Car allowances R000	Fees for services to subsidiaries R000	Share options exercised/ ceded# R000	Total 2005 R000
Non-executive directors					
S Baqwa (appointed 21 January 2005)	76				76
WAM Clewlow	1 250	139	680	2 530	4 599
MJ Levett	196				196
DB Ntsebeza	113				113
SB Pfeiffer	557				557
G Rodriguez de Castro Garcia de los Rios	503		305		808
LA Tager	108				108
EP Theron	196		97		293
RC Tomkinson	787				787
	3 786	139	1 082	2 530	7 537
Total directors' remuneration					65 147

Share options exercised/ceded, granted while an executive director.

32. DIRECTORS' REMUNERATION AND INTERESTS continued

Directors' remuneration continued

2004	Salary R000	Bonus R000	Retirement and medical contri-butions R000	Share options exercised/ ceded R000	Car allow-ances R000	Other benefits R000	Total 2004 R000
Executive directors							
PJ Blackbeard							
(appointed 10 May 2004)	732	403	88		88	34	1 345
MD Coward	1 394	1 190	296	1 866	159	9	4 914
LS Day	1 535	982	369	594	149	35	3 664
BP Diamond	2 536	2 637	351		152	2	5 678
JE Gomersall	1 851	1 925	439	1 125	114	145	5 599
AJ Lamprecht	1 513	1 658	323	1 001	171	12	4 678
PJ Maybury							
(retired 31 March 2004)	1 329	1 825	734		124		4 012
AJ Phillips	2 725	2 963	640		170	253	6 751
PM Surgey	1 537	1 622	295	929	239	21	4 643
CB Thomson	1 551.	1 708	272	519	246	21	4 317
	16 703	16 913	3 807	6 034	1 612	532	45 601

	Fees R000	Car allowances R000	Fees for services to subsidiaries R000	Share options exercised/ ceded# R000	Total 2004 R000
Non-executive directors					
WAM Clewlow	1 100	112	611		1 823
MJ Levett	140				140
DB Ntsebeza	100				100
SB Pfeiffer	475				475
G Rodriguez de Castro Garcia de los Rios					
(appointed 30 January 2004)	319		314		633
LA Tager	100				100
EP Theron	140		87		227
RC Tomkinson	791				791
	3 165	112	1 012		4 289
Total directors' remuneration					**49 890**

32. DIRECTORS' REMUNERATION AND INTERESTS continued

Directors' remuneration continued

2003	Salary R000	Bonus R000	Retirement and medical contri-butions R000	Share options exercised/ ceded R000	Car allow-ances R000	Other benefits R000	Total 2003 R000
Executive directors							
DC Arnold							
(retired 31 March 2003)	1 427	1 373	223	520	85	702	4 330
K Brown							
(retired 30 September 2003)	4 108	1 480	5 080	1 673			12 341
MD Coward	1 280	2 822	262		155	78	4 597
LS Day	1 239	1 329	297	724	167	91	3 847
BP Diamond	1 104	1 233	234	807	213	42	3 633
R Fernandez-Urrutia							
(retired 30 January 2003)	926	678	1 613				3 217
JE Gomersall	1 653	2 852	392		114	246	5 257
AJ Lamprecht	1 363	551	288	415	173	44	2 834
PJ Maybury	2 808	3 314	1 694	279			8 095
AJ Phillips	2 450	2 009	565	76	194	357	5 651
PM Surgey	1 384	2 575	262		221	177	4 619
CB Thomson							
(appointed 1 April 2003)	643	267	113		122	9	1 154
	20 385	20 483	11 023	4 494	1 444	1 746	59 575

	Fees R000	Car allowances R000	Fees for services to subsidiaries R000	Share options exercised/ ceded# R000	Total 2003 R000
Non-executive directors					
WAM Clewlow	980	121	573	2 530	4 204
RKJ Chambers (retired 30 January 2003)	160		538	264	962
MJ Levett	140				140
DB Ntsebeza	100				100
SB Pfeiffer	386				386
G Ross-Russell (retired 30 January 2003)	203				203
LA Tager	100				100
EP Theron	140		54		194
RC Tomkinson	431				431
	2 640	121	1 165	2 794	6 720
Total directors' remuneration					**66 295**

Share options exercised/ceded, granted while an executive director.

32. DIRECTORS' REMUNERATION AND INTERESTS continued

Interest of directors in contracts

The directors have certified that they did not have any material interest in any transaction of any significance with the company or any of its subsidiaries.

A register detailing directors' and officers' interests is available for inspection at the company's registered office.

Interest of directors of the company in share capital

The aggregate beneficial holdings as at 30 September 2005 of the directors of the company and their immediate families (none of which has a holding in excess of 1%) in the issued ordinary shares of the company are detailed below. There have been no material changes in these shareholdings since that date.

	Number of shares at 30 September					
	2005 Direct	**2005 Indirect**	2004 Direct	2004 Indirect	2003 Direct	2003 Indirect
Executive directors						
MD Coward	**24 415**		24 415		24 415	
LS Day	**28 767**		38 767		31 467	
BP Diamond	**8 904**	**11 766**	8 904	100	11 903	100
JE Gomersall	**110 000**	**1 000**	110 000	1 000	80 000	1 000
AJ Lamprecht	**13 000**		13 000		20 000	
M Laubscher	**25 000**					
AJ Phillips	**192 133**		115 400		115 400	
PM Surgey	**71 278**		41 278		52 278	
CB Thomson		**503**		403		403
	473 497	**13 269**	351 764	1 503	335 463	1 503
Non-executive directors						
RKJ Chambers					10 000	
WAM Clewlow	**378 668**	**14 636**	378 668	16 320	378 668	16 320
MJ Levett	**25 630**		25 630		25 630	
DB Ntsebeza	**1 700**					
SB Pfeiffer	**4 000**		3 000			
RC Tomkinson		**2 000**		2 000		2 000
	409 998	**16 636**	407 298	18 320	414 298	18 320
	883 495	**29 905**	759 062	19 823	749 761	19 823

37. RELATED PARTY TRANSACTIONS continued

Terms on outstanding balances

Unless otherwise noted, all outstanding balances are payable within 30 days, unsecured and not guaranteed.

Associates and joint ventures

Details of investments in associates and joint ventures are disclosed in notes 4, 35 and 36.
Income from associates and joint ventures is disclosed in note 4.

Subsidiaries

Details of investments in subsidiaries are disclosed in note 33 of the group financial statements.

Directors

Details regarding directors' remuneration and interests are disclosed in note 32, and share options are disclosed in note 12.

Transactions with key management and other related parties

There were no material transactions with key management or close family members of related parties.

Shareholders

The principal shareholders of the company are disclosed on page 37.

The group's borrowings include short-term loans of R246 million from Old Mutual Life Assurance Company South Africa Limited as at 30 September 2005 (2004: R2 million; 2003: R81 million).

Retirement fund contributions are made on behalf of employees to the Old Mutual Life Assurance Company South Africa Limited.

Contingent liabilities

Details disclosed per note 28 include repurchase obligations to Avis Southern Africa of R26 million as at 30 September 2003.

Barloworld medical scheme

Contributions of R80 million were made to the Barloworld medical scheme on behalf of employees (2004: R74 million; 2003: R70 million).

COMPANY BALANCE SHEETS

at 30 September 2005

	Notes	2005 Rm	2004 Rm	2003 Rm
ASSETS				
Non-current assets		**7 903**	6 066	3 384
Property, plant and equipment	2	**284**	297	245
Intangible assets	3	**29**	30	32
Long-term financial assets	4	**7 486**	5 675	3 071
Deferred taxation assets	5	**104**	64	36
Current assets		**11**	249	38
Trade and other receivables	6	**11**	238	22
Taxation			2	12
Cash and cash equivalents	7		9	4
Total assets		**7 914**	6 315	3 422
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium	8	**1 434**	1 246	779
Other reserves		**3**	66	63
Retained income		**4 826**	3 345	1 591
Interest of shareholders of Barloworld Limited		**6 263**	4 657	2 433
Non-current liabilities		**1 587**	1 596	
Interest-bearing	9	**1 587**	1 550	
Non-interest-bearing	9		46	
Current liabilities		**64**	62	989
Trade and other payables		**38**	32	35
Provisions	10	**26**	30	10
Amounts due to bankers and short-term loans	11			944
Total equity and liabilities		**7 914**	6 315	3 422

COMPANY INCOME STATEMENTS

for the year ended 30 September

	Notes	2005 Rm	2004 Rm	2003 Rm
Revenue	12	**274**	242	197
Operating profit	13	**2 463**	2 548	938
Fair value adjustments on financial instruments	14	**2**	(8)	(9)
Finance costs	15	**(184)**	(132)	(108)
Income from investments	16	**1**	3	3
Profit before exceptional items		**2 282**	2 411	824
Exceptional items	17		5	43
Profit before taxation		**2 282**	2 416	867
Taxation	18	**34**	24	(2)
Net profit		**2 316**	2 440	865
Attributable to:				
Barloworld Limited shareholders		**2 316**	2 440	865

COMPANY CASH FLOW STATEMENTS

for the year ended 30 September 2005

	Notes	2005 Rm	2004 Rm	2003 Rm
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash paid to employees and suppliers		234	(171)	153
Cash generated from/(utilised by) operations	A	234	(171)	153
Finance costs		(184)	(132)	(108)
Realised fair value adjustments on financial instruments		2	(8)	(9)
Dividends received		2 255	2 411	837
Interest received		186	116	107
Taxation paid	B	(4)	4	5
Cash flow from operations		2 489	2 220	985
Dividends paid		(898)	(686)	(809)
Cash retained from operating activities		1 591	1 534	176
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of subsidiaries			(1 061)	
Acquisition of property, plant, equipment and intangibles		(11)	(74)	(34)
Replacement capital expenditure		(11)	(16)	(8)
Expansion capital expenditure			(58)	(26)
Acquisition of investments				(2)
Proceeds from disposals of investments and other movements				6
Increase in net amounts owing by subsidiaries		(1 768)	(1 059)	(620)
Net cash used in investing activities		(1 779)	(2 194)	(650)
Net cash outflow before financing activities		(188)	(660)	(474)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds on share issue		188	13	30
Proceeds from long-term borrowings		(9)	1 596	
(Decrease)/increase in short-term interest-bearing liabilities			(944)	448
Net cash from financing activities		179	665	478
Net (decrease)/increase in cash and cash equivalents		(9)	5	4
Cash and cash equivalents at the beginning of the year		9	4	
Cash and cash equivalents at the end of the year		0	9	4

NOTES TO THE COMPANY CASH FLOW STATEMENTS

for the year ended 30 September 2005

		2005 Rm	2004 Rm	2003 Rm
A.	**Cash generated from/(utilised by) operations**			
	Profit before taxation	**2 282**	2 416	867
	Adjustments for:			
	Depreciation	**21**	20	20
	Amortisation of goodwill and intangible assets	**2**	3	2
	Dividends received	**(2 255)**	(2 411)	(837)
	Interest received	**(186)**	(116)	(107)
	Finance costs	**184**	132	108
	Fair value adjustments on financial instruments	**(2)**	8	9
	Other non-cash flow items	**2**	6	(4)
	Operating cash flows before movements in working capital	**48**	58	58
	Decrease/(increase) in receivables	**184**	(246)	73
	Increase in payables	**2**	17	22
	Cash generated from/(utilised by) operations	**234**	(171)	153
B.	**Taxation paid is reconciled to the amounts disclosed in the income statement as follows:**			
	Amounts overpaid at the beginning of the year	**2**	12	12
	Per the income statement (excluding deferred taxation)	**6**	4	5
	Tax refunds	**(12)**	(10)	
	Amounts overpaid at the end of the year		(2)	(12)
	Cash amounts paid	**(4)**	4	5

COMPANY STATEMENT OF CHANGES IN EQUITY

for the year ended 30 September 2005

	Share capital Rm	Share premium Rm	Revaluation reserves Rm	Hedging reserves Rm	Retained income Rm	Total Rm
Balance at 1 October 2002	12	737	67		1 535	2 351
Other net movements		30	(1)	(3)	56	82
Additional shares issued		30				30
Hedge reserves charged			(1)	(3)		(4)
Net profit for the year					865	865
Dividends on ordinary shares					(809)	(809)
Balance at 30 September 2003	12	767	66	(3)	1 591	2 433
Other net movements		467		3	1 754	2 224
Additional shares issued		467				467
Hedge reserves charged				3		3
Net profit for the year					2 440	2 440
Dividends on ordinary shares					(686)	(686)
Balance at 30 September 2004	12	1 234	66		3 345	4 657
Other net movements		187	(62)		1 481	1 606
Additional shares issued		187				187
Net profit for the year					2 316	2 316
Other reserve movements			(62)		63	1
Dividends on ordinary shares					(898)	(898)
Balance at 30 September 2005	12	1 421	4		4 826	6 263

2. PROPERTY, PLANT AND EQUIPMENT

	Cost Rm	Accumulated depreciation and impairments Rm	Net book value Rm
2005			
Freehold land and buildings	**127**	**24**	**103**
Equipment, vehicles, aircraft and furniture	**246**	**65**	**181**
	373	**89**	**284**
2004			
Freehold land and buildings	124	21	103
Equipment, vehicles, aircraft and furniture	242	48	194
	366	69	297
2003			
Freehold land and buildings	118	18	100
Equipment, vehicles, aircraft and furniture	176	31	145
	294	49	245

Movement of property, plant and equipment

	Freehold land and buildings Rm	Equipment and furniture Rm	Vehicles and aircraft Rm	Total Rm
2005				
Net balance at 1 October 2004	**103**	**16**	**178**	**297**
Additions	**3**	**4**	**3**	**10**
	106	**20**	**181**	**307**
Disposals		**(1)**	**(1)**	**(2)**
Depreciation	**(3)**	**(5)**	**(13)**	**(21)**
Net balance at 30 September 2005	**103**	**14**	**167**	**284**
2004				
Net balance at 1 October 2003	100	15	130	245
Additions	6	6	61	73
	106	21	191	318
Disposals			(1)	(1)
Depreciation	(3)	(5)	(12)	(20)
Net balance at 30 September 2004	103	16	178	297
2003				
Net balance at 1 October 2002	97	16	118	231
Additions	6	5	23	34
	103	21	141	265
Depreciation	(3)	(6)	(11)	(20)
Net balance at 30 September 2003	100	15	130	245

The register of land and buildings is open for inspection at the registered office of the company.

NOTES TO THE COMPANY ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

	2005 Rm	2004 Rm	2003 Rm
3. INTANGIBLE ASSETS			
Patents, trademarks and software			
Cost			
At the beginning of the year	**41**	40	39
Additions	**1**	1	1
At the end of the year	**42**	41	40
Accumulated amortisation			
At the beginning of the year	**11**	8	6
Charge for the year (note 13)	**2**	3	2
At the end of the year	**13**	11	8
Carrying amount at the end of the year	**29**	30	32
4. LONG-TERM FINANCIAL ASSETS			
Interest in subsidiaries	**7 396**	5 628	3 054
Listed and unlisted investments	**5**	5	5
Other derivatives	**72**	32	
Barloworld Share Purchase Scheme#	**13**	10	12
	7 486	5 675	3 071
Interest in subsidiaries			
Shares as originally stated (group note 33)	**1 984**	1 993	478
Amounts written off			(2)
Amounts owing by subsidiaries (group note 33)	**6 060**	4 212	3 452
	8 044	6 205	3 928
Amounts owing to subsidiaries (group note 33)	**648**	577	874
	7 396	5 628	3 054
Available-for-sale investments (group note 34)			
Listed investments opening balance			1
Disposals and other movements			(1)
Fair value of listed investments			0
Unlisted investments opening balance	**5**	5	5
Fair value of unlisted investments	**5**	5	5
Total carrying value	**5**	5	5
Valuation of shares			
Directors' valuation of unlisted investments	**5**	5	5
Total fair value	**5**	5	5

Barloworld Share Purchase Scheme

Included are loans to executive directors for the purchase of shares amounting to R12 million (2004: R8 million; 2003: R9 million). The loans are secured by pledge of the shares and are repayable within 10 years of granting of the option or within nine months of death or immediately on ceasing to be an employee, except in the case of retirement. Interest rates vary in accordance with the terms and provisions of the trust deed and range from 3.17% to 8.5% per annum.

	2005 Rm	2004 Rm	2003 Rm
5. DEFERRED TAXATION ASSETS			
Movement of deferred taxation			
Balance at the beginning of the year	**64**	36	34
Recognised in income statement this year	**40**	28	3
Other movements			(1)
Balance at the end of the year	**104**	64	36
Analysis of deferred taxation by type of temporary difference			
Capital allowances	**(21)**	(15)	(2)
Provisions	**2**	3	1
Effect of taxation losses	**124**	76	41
Other temporary differences	**(1)**		(4)
	104	64	36
Amount of deferred tax income recognised in the income statement			
Capital allowances	**(6)**	(9)	(1)
Provisions	**(1)**	1	
Effect of taxation losses	**48**	35	4
Other temporary differences	**(1)**	1	
	40	28	3
6. TRADE AND OTHER RECEIVABLES			
Other receivables and prepayments	**11**	6	13
Dividends accrued		232	9
	11	238	22
7. CASH AND CASH EQUIVALENTS			
Cash and cash equivalent balances		9	4

NOTES TO THE COMPANY ANNUAL FINANCIAL STATEMENTS CONTINUED

for the year ended 30 September 2005

	2005 Rm	2004 Rm	2003 Rm
8. SHARE CAPITAL AND PREMIUM			
Authorised share capital			
500 000 6% non-redeemable cumulative preference shares of R2 each	**1**	1	1
300 000 000 ordinary shares of 5 cents each	**15**	15	15
	16	16	16
Issued share capital			
375 000 6% non-redeemable cumulative preference shares of R2 each (2004: 375 000; 2003: 375 000)	**1**	1	1
227 703 176 ordinary shares of 5 cents each (2004: 222 892 403; 2003: 215 430 249)	**11**	11	11
	12	12	12
Share premium	**1 421**	1 234	767
Balance at the beginning of the year	**1 234**	767	737
Premium on share issues	**187**	467	
Premium on odd lot share offer shares issued			30
Total issued share capital and premium	**1 433**	1 246	779

For further information refer to note 12 in the group section.

	2005 Rm	2004 Rm	2003 Rm
9. NON-CURRENT LIABILITIES			
Total South African rand – interest-bearing	**1 587**	1 550	
Other provisions (note 10)		46	
Total non-current liabilities	**1 587**	1 596	

	Total owing 2005	Repayable during the year ending 30 September 2006	2007	2008	2009	2010 and onwards	Total owing 2004
Total SA rand*	**1 587**					1 587	1 550

* *This amount represents the issue of a corporate bond in July 2004, which is listed on the South African Bond Exchange under the code BAW1. The bond matures in July 2011 and carries a fixed coupon of 10.7% per annum, which represents a premium of 112 basis points above the comparable Treasury stock R153 at the time of issue. Fifty percent of the interest was converted to short-term rates through the conclusion of an interest rate swap in 2004. During 2005, this was converted back to a fixed rate (8.3% per annum) through the conclusion of an interest rate swap.*

	2005 Rm	2004 Rm	2003 Rm
10. PROVISIONS			
Non-current		46	
Current	**26**	30	10
	26	76	10

	Staff bonus Rm	Other provisions Rm	Rights to Avis shares Rm	Total Rm
Balance at 1 October 2002	3	5		8
Net movements	1	1		2
Raised	5	1		6
Utilised	(4)			(4)
Balance at 30 September 2003	4	6		10
Net movements	16	4	46	66
Raised	22	4	60	87
Utilised	(6)		(14)	(21)
Balance at 30 September 2004	20	10	46	76
Net movements	(4)		(46)	(50)
Raised	29			31
Utilised	(33)		(46)	(81)
Balance at 30 September 2005	**16**	**10**		**26**

	2005 Rm	2004 Rm	2003 Rm
11. AMOUNTS DUE TO BANKERS AND SHORT-TERM LOANS			
Bank overdrafts and acceptances			944
12. REVENUE			
Rendering of services	**221**	192	160
Rentals received	**53**	50	37
	274	242	197

	2005 Rm	2004 Rm	2003 Rm
13. OPERATING PROFIT			
Operating profit is arrived at after taking into account the items detailed below:			
Income from subsidiaries:			
Interest	**(185)**	(113)	(105)
Dividends	**(2 255)**	(2 411)	(836)
	(2 440)	(2 524)	(941)
Depreciation (note 2)	**21**	20	20
Amortisation of intangibles (note 3)	**2**	3	2
Operating lease charges: Vehicles and equipment			1
Administration, management and technical fees paid	**13**	3	7
Audit fees	**4**	3	3
Staff costs (excluding directors' emoluments)	**93**	75	42
Amounts expensed in respect of retirement benefit plans			
– Defined contribution funds	**9**	7	5
– Defined benefit funds			3
Fees paid to group companies		15	37
Other non-disclosable items	**109**	92	80
	(2 189)	(2 306)	(741)
Net operating expenses/(revenue) by function:			
Administrative costs	**251**	218	200
Other operating income	**(2 440)**	(2 524)	(941)
	(2 189)	(2 306)	(741)
14. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS			
Profits on interest rate swap	**2**		
Losses on other financial instruments		(8)	(9)
15. FINANCE COSTS			
Interest paid:			
Bank	**(142)**	(109)	(95)
Group	**(42)**	(23)	(13)
	(184)	(132)	(108)
16. INCOME FROM INVESTMENTS			
Dividends – unlisted investments			1
Interest received on loans	**1**	3	2
	1	3	3
17. EXCEPTIONAL ITEMS			
Sale of investments			1
Foreign loan revaluations		5	42
Gross exceptional profits		5	43
Net exceptional profits		5	43

	2005 Rm	2004 Rm	2003 Rm
18. TAXATION			
Foreign and withholding taxation – current year	**(6)**	(4)	(5)
Deferred taxation			
Current year	**(9)**	(5)	(3)
Prior year	**22**	(2)	6
Attributable to a change in the rate of income tax	**(1)**		
	12	(7)	3
Secondary taxation on companies – deferred	**28**	35	
Taxation attributable to the company	**34**	24	(2)

Excluding dividend income, the company is in a breakeven profit position. Excluding the impact of STC, taxation paid in the current year relates to R6 million withholding tax.

19. CONTINGENT LIABILITIES

	2005 Rm	2004 Rm	2003 Rm
Guarantees for loans, overdrafts and liabilities of subsidiaries	**5**	5	3

20. RELATED PARTY TRANSACTIONS

R millions	Significant influence holders in the company	With subsidiaries of the company	Between subsidiaries of the company
2005			
Goods and services sold to		**274**	
Dividends, interest and other transactions – income		**2 323**	
Inter-group loans and other amounts due from related parties as at the end of the year*		**5 412**	
2004			
Goods and services sold to		236	
Goods and services purchased from		17	
Dividends, interest and other transactions – (expense)/income	(25)	2 441	750
Inter-group loans and other amounts due (to)/from related parties as at the end of the year*	(2)	3 592	
2003			
Goods and services sold to		196	
Goods and services purchased from		35	
Dividends, interest and other transactions – (expense)/income	(68)	857	285
Inter-group loans and other amounts due (to)/from related parties as at the end of the year*	(81)	2 578	

* *There are no doubtful debt provisions raised in respect of amounts due to/from related parties and no bad debts incurred during the year on these balances.*

The following notes are dealt with in the group financial statements

- Dividends (note 25)
- Change in accounting policies (note 30)
- Financial risk management (note 31)
- Directors' remuneration and interests (note 32)
- Barloworld shareholders attributable interest in subsidiaries (note 33)

NOTICE OF ANNUAL GENERAL MEETING

Barloworld Limited
Registration number 1918/000095/06
JSE code: BAW
ISIN code: ZAE000026639
("Company")

Notice is hereby given that the eighty-ninth annual general meeting of the members of the company will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Thursday, 26 January 2006, at 12:00 for the following purposes:

ORDINARY BUSINESS

1. To receive and adopt the group annual financial statements, incorporating the auditors' report, for the year ended 30 September 2005.

2. To elect the following directors:

   2.1 Directors retiring by rotation in terms of the articles of association as amended:
   MD Coward
   LS Day
   AJ Lamprecht
   MJ Levett
   AJ Phillips
   PM Surgey
   CB Thomson

   2.2 Directors who have been appointed during the year and are retiring in terms of the Companies Act, 1973, as amended:
   SAM Baqwa 21 January 2005 (appointed)
   M Laubscher 9 May 2005 (appointed)

   All of the directors are available for election or re-election, as the case may be and there are no further candidates.

   The curriculum vitae for the directors above can be referenced through the table on page 18.

   The board, on the advice of the nomination committee recommends the candidates listed in 2.1 and 2.2 for appointment to the board by members at the annual general meeting.

3. To consider the retention of Deloitte & Touche as external auditors of the company and of the group for the year ending 30 September 2006.

   On the advice of the audit committee, the board recommends to the members of the company that Deloitte & Touche be re-appointed as external auditors.

4. To consider and, if deemed fit, to pass with or without modification the following ordinary resolution proposed by the board, on the advice of the remuneration committee:
   Resolved that in terms of article 61 of the company's articles of association, the fees payable to the chairman and non-executive directors for their services to the board, audit committee and board committees be revised with effect from 1 January 2006 as follows:

	Present	Proposed
Chairman of the board, inclusive of fees payable as chairman of board committees	R1 250 000	R1 325 000
Resident non-executive directors	R110 000	R116 000
Non-resident non-executive directors	£44 000	£45 500
Chairman of the audit committee	£20 000	£20 800
Resident members of the audit committee	R30 000	R32 000
Non-resident members of the audit committee	£2 500	£2 600
Resident members of each of the other board committees (excluding risk and sustainability committee)	R25 000	R26 500
Non-resident members of the other board committees (excluding risk and sustainability committee)	£2 500	£2 600

SPECIAL BUSINESS

5. To consider and, if deemed fit, to pass with or without modification the following ordinary resolution:

   5.1 Resolved that the directors, having been previously authorised in terms of section 221, of the Companies Act, 1973, as amended, to allot and issue from time to time not more than 10% of the total issued ordinary share capital in the company for the purposes of the Barloworld Share Option and Purchase Schemes, the directors now being authorised to issue a further 2.5% of the total issued ordinary share capital in the company for the aforesaid purposes concluding in an aggregate issuance of 12.5% of the total issued ordinary share capital in the company for the aforesaid purposes.

   The reason for proposing this resolution is that:
   - at a general meeting of ordinary shareholders of the company held on 30 January 2003, the shareholders approved an ordinary resolution in terms of which Rule 3.2 of the Share Option Scheme and Rule 3(a) (ii) of the Share Purchase Scheme were amended to

increase the limit of the aggregate number of unissued shares that may be reserved for the Share Option Scheme and the Share Purchase Scheme from 7.5% to 12.5%.

- At the annual general meeting held on 20 January 2005, it was proposed that the directors be authorised as a specific authority in terms of section 221 of the Companies Act, 1973, as amended, to allot and issue from time to time in accordance with and for the purposes of the Share Option Scheme and the Share Purchase Scheme unissued ordinary shares in the authorised capital of the company equal to not more than 12.5% of the total issued ordinary shares of the company, however, the shareholders approved an ordinary resolution in terms of which the directors were authorised as a specific authority in terms of section 221 of the Companies Act, 1973, as amended, to allot and issue from time to time in accordance with and for the purposes of the Share Option Scheme and the Share Purchase Scheme unissued ordinary shares in the authorised capital of the company equal to not more than 10% of the total issued ordinary shares of the company.
- The purpose therefore of the proposed ordinary resolution is to fully utilise the remaining 2.5% of the 12.5% of the total issued ordinary share capital of the company that the directors may issue in terms of the Share Option Scheme and the Share Purchase Scheme.

5.2 Further, that Mr M Laubscher having been granted options in the years prior to his appointment as a director of the company in terms of the Barloworld Share Option Scheme as approved and adopted by the company on 1 July 1995, the company hereby approves in terms of section 222(1)(a) of the Companies Act, 1973, as amended, the allotment and issue to Mr M Laubscher, of the number of shares set out against his name in-so-far as he exercises his options:
M Laubscher 68 333

The reason for proposing this ordinary resolution is for the directors to obtain authority from the members to allot and issue shares to Mr M Laubscher as and when share options granted to him in terms of the Barloworld Share Option Scheme are exercised.

6. To consider and, if deemed fit, to pass with or without modification the following special resolutions:

That

(a) The directors of the company be authorised from time to time to acquire issued shares in the ordinary share capital of the company on the JSE Limited open market at a price no greater than 10% above the weighted average of the market value for the securities for the five previous business days immediately preceding the date on which the transaction was agreed or at a bid price no greater than the current trading price of the share; and the purchase by any of the company's subsidiaries of shares in the company in the manner contemplated by and in accordance with the provisions of section 89 of the Companies Act, 1973, and other provisions which may be applicable.

(b) The authorisation granted in terms of (a) above shall remain in force from the date of registration of these special resolutions by the Registrar of Companies until the conclusion of the next annual general meeting of the company and in any event, no later than 15 months from the date on which they were passed.

(c) The repurchase by the company of its own securities in terms of (a) above may not exceed 20% of the company's issued ordinary share capital in the aggregate in any one financial year or in the case of acquisition by any of the company's subsidiaries, 10% of the issued ordinary share capital in the aggregate.

(d) The company's intention regarding the utilisation of the authority which is sought in terms of (a) above is to continue with the share buy-back programme initiated with the sanction of shareholders on 26 January 2000.

(e) In the event that the directors are granted general authority to buy back a maximum 20% of the issued share capital of Barloworld, or in the case of acquisition by any of the company's subsidiaries, 10% of the issued ordinary share capital in the aggregate, it is the opinion of the directors that following such maximum repurchase of shares:

- the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
- the assets of the company and the group would be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements; and
- the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of

NOTICE OF ANNUAL GENERAL MEETING CONTINUED

notice issued in respect of the annual general meeting; and

- the working capital of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting.

DETAIL IN REGARD TO OTHER JSE LISTINGS REQUIREMENTS APPLYING TO ORDINARY RESOLUTION 6

Details of the directors

Directors details can be found by referencing the table on page 18.

Directors' responsibility statement

The directors collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make the statement false or misleading.

Interests of directors

The interests of the directors in the share capital of the company are set out on page 179.

Major shareholders

Details of major shareholders of the company are set out on page 37.

Share capital of the company

Details of the share capital of the company are set out on page 148.

Material change

There has been no material change in the financial or trading position of the company and its subsidiaries since the date of publication of the company's annual results on 16 November 2005.

Litigation

The company and it subsidiaries are not, and have not in the 12 months preceding the date of this notice of annual general meeting been involved in any legal or arbitration proceedings which may have or have had a material effect on the financial position of the company and its subsidiaries, nor is the company aware of any such proceedings that are pending or threatened.

Registered holders of certificated ordinary shares and holders of dematerialised ordinary shares in their own name, may attend, speak and vote at the annual general meeting or is entitled to appoint a proxy to attend, speak and, on a poll, vote in his/her stead. The person so appointed need not be a member of the company. Proxy forms should be forwarded to reach the company's transfer secretaries or United Kingdom registrars by not later than 12:00 (South African time) on Tuesday, 24 January 2006.

Shareholders who have dematerialised their shares through a Central Securities Depositary Participant (CSDP) or stockbroker, and who have not elected own-name registration and wish to attend the annual general meeting, should timeously inform their CSDP or stockbroker of their intention to attend the meeting and request such CSDP or stockbroker to issue them with the necessary authority to attend. If they do not wish to attend the annual general meeting, they may provide such CSDP or stockbroker with their voting instructions.

By order of the board

S Mngomezulu
Secretary

Sandton
10 December 2005

GLOBAL REPORTING INITIATIVE (GRI) INDEX

The first column is GRI indicator numbers which can be found on the relevant pages on the report in the form of a red superscript number at the appropriate points in the text.

GRI Reference		Page/s
	VISION AND STRATEGY	
1.1	Sustainable development vision and strategy	11, 33
1.2	Statement from CEO	11
	PROFILE	
2.1	Name of reporting organisation	Cover
2.2	Major products and/or services	3, 62, 68, 72, 77, 80, 85, 88, 90
2.3	Operational structure	130
2.4	Major divisions, operating companies, subsidiaries and joint ventures	62 – 91, 182 – 185
2.5	Countries of operation	8
2.6	Nature of ownership, legal form	37
2.7	Nature of markets served	62, 68, 72 77, 80, 85 88, 90
2.8	Scale of organisation	43, 130 – 133
2.9	List of stakeholders, key attributes and relationship to Barloworld	37, 40, 42, 43, 51
2.10	Contact person, including e-mail and web addresses	1
2.11	Reporting period	1
2.12	Date of previous report	1
2.13	Boundaries of report and any specific limitations	1
2.14	Significant changes in size, structure, ownership	1
2.15	Basis for reporting on joint ventures, etc affecting comparability	1
2.16	Explanation/nature of any re-statements	1
2.17	Decisions not to apply GRI principles/protocols	1
2.18	Criteria/definitions used in accounting for cost/benefits	1
2.19	Significant changes in measurement methods	1
2.20	Policy/internal practices to enhance accuracy, completeness and reliability	32
2.21	Independent assurance	32, 93
2.22	Obtaining additional information	1
	GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS	
3.1	Governance structure	16
3.2	Board analysis	18
3.3	Process for determining the expertise board members need to guide strategic direction	18
3.4	Board-level processes for overseeing economic/environmental/social risks and opportunities	33

GRI Reference		Page/s
	GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS continued	
3.5	Linkages between executive compensation and achievement of non-financial goals	24
3.6	Organisational structure/ responsibilities for oversight, implementation and audit of relevant policies	17
3.7	Mission/values/codes of conduct/principles and status of implementation	35
3.8	Mechanisms for shareholders to provide recommendations to board of management	37
3.9	Basis for identification and selection of major stakeholders	34
3.10	Approaches to stakeholder consultation	34
3.11	Type of information generated by stakeholder consultations	N/D
3.12	Use of information from stakeholder engagements	34
3.13	Approach to precautionary principle	56
3.14	Externally developed/voluntary charters/principles/initiatives	34
3.15	Industry and business associations	34
3.16	Supply chain management and product stewardship	41
3.17	Managing direct impacts resulting from activities	33
3.18	Major decisions regarding locations or changes of operations	33
3.19	Programmes and procedures for improvement programmes/actions	33
3.20	Status of certification of environmental, labour, social accountability management systems	56
	ECONOMIC PERFORMANCE INDICATORS	
EC1	Net sales	36
EC2	Geographic breakdown of key markets	41, 130 – 131
EC3	Cost of all goods, materials and services purchased	36, 43
EC4	Contracts paid to suppliers in accordance with agreed terms	43
EC5	Payroll and benefits	36
EC6	Distribution to providers of capital	36
EC7	Increase/decrease in retained earnings	36
	Public sector	
EC8	Taxes per geographic region	36
EC9	Subsidies received	36
EC10	Donations to community/civil society	36
EC11	Suppliers	43
EC12	Non-core infrastructure	43
EC13	Indirect economic impacts	N/D

N/D means not discussed in the report.

GLOBAL REPORTING INITIATIVE (GRI) INDEX CONTINUED

GRI Reference		Page/s
	ENVIRONMENTAL PERFORMANCE INDICATORS	
EN1	Total materials used, other than fuel and water, by type	57
EN2	Percentage of materials used that are waste from external sources	57
EN3	Direct energy use	57
EN4	Indirect energy use	57
EN5	Total water use	58
EN6	Location and size of land owned, leased or managed in biodiversity-rich habitats	59
EN7	Major impacts on terrestrial, fresh water and marine biodiversity	59
EN8	Greenhouse gas emissions	59
EN9	Ozone-depleting substances	59
EN10	NO_X, SO_X and other significant air emissions	59
EN11	Waste by type and destination	60
EN12	Discharges to water	N/D
EN13	Spills of chemicals/oils/fuels	60
EN14	Environmental impact of products and services	N/D
EN15	Products sold reclaimable/ reclaimed after use	60
EN16	Non-compliance associated with environmental issues	60
EN17	Renewable energy	58
EN18	Energy footprint	N/D
EN19	Other indirect energy use	N/D
EN20	Water sources	58
EN21	Ground and surface water withdrawals	58
EN22	Water recycling and re-use	59
	SOCIAL PERFORMANCE	
	• LABOUR PRACTICES AND DECENT WORK	
LA1	Geographical breakdown of workforce	45
LA2	Employment creation and turnover	36, 46
LA3	Trade union representation	44
LA4	Consultation process	48
LA5	Recording/notification of occupational accidents/diseases	48
LA6	Formal joint H&S committees	50
LA7	Standard injury, lost day and absent rates and work-related fatalities	50
LA8	HIV/Aids	50
LA9	Average hours of training per year	48
LA10	Description of equal opportunities policies or programmes	43
LA11	Composition of senior management and corporate governance bodies (including board of directors)	43

GRI Reference		Page/s
	LABOUR PRACTICES AND DECENT WORK continued	
LA14	ILO guideline compliance	48
LA15	Health and safety agreements	50
LA16	Continued employability and career endings	N/D
LA17	Skills management and life long learning	N/D
	• HUMAN RIGHTS	
HR1	Policies, corporate structures and monitoring mechanism and results	51
HR2	Consideration of human rights (investment/procurement/suppliers/ contractors)	51
HR3	Human rights for supply chain and contractors, monitoring systems/results	51
HR4	Discrimination prevention	50
HR5	Freedom of association	50
HR6	Child labour	50
HR7	Forced and compulsory labour	50
HR8	Employee training on human rights	50
HR9	Appeals practices	51
HR10	Non-retaliation policy	51
HR11	Training for security personnel	N/D
HR12	Indigenous peoples	N/D
HR13	Community grievance mechanisms	N/D
HR14	Redistribution to local communities	N/D
	• SOCIETY	
SO1	Community impact, programmes	51, 52
SO2	Bribery and corruption	51
SO3	Political and lobbying contributions	55
SO5	Political donations	55
	• PRODUCT RESPONSIBILITY	
PR1	Customer health and safety	41
PR2	Product information and labelling	41, 42
PR3	Consumer privacy	41
PR4	Number and types of instances of privacy non-compliance	41
PR5	Number of consumer health and safety complaints upheld by regulatory or similar officials	41
PR6	Voluntary code compliance, product labels or awards with respect to social and/or environmental responsibility	N/D
PR7	Non-compliance with product information and labelling regulations	42
PR8	Customer satisfaction surveys	41
PR9	Standards and codes related to advertising	41
PR10	Breaches of P10	41
PR11	Number of substantiated claims regarding breaches of consumer privacy	41

N/D means not discussed in the report.

Note: Additional indicators EN23-35, S06 and SO7 are also not discussed in this report.

PROXY FORM

BARLOWORLD LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1918/000095/06
JSE code : BAW
ISIN code: ZAE000026639
("the company")

Only for the use of registered holders of certificated ordinary shares in the company and the holders of dematerialised ordinary shares in their own name in the capital of the company at the annual general meeting of members to be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Thursday, 26 January 2006, at 12:00 (South African time).

Holders of ordinary shares in the company (whether certificated or dematerialised) through a nominee must not complete this proxy form but should timeously inform that nominee, or, if applicable, their Central Securities Depository Participant (CSDP) or stockbroker of their intention to attend the meeting and request such nominee, CSDP or stockbroker to issue them with the necessary authorisation to attend or provide such nominee, CSDP or stockbroker with their voting instructions should they not wish to attend the meeting in person. Such ordinary shareholders must not return this proxy form to the transfer secretaries.

I/We ______________________________ of ______________________________

being a holder(s) of ______________________________ ordinary shares ______________________________

hereby appoint ______________________________

of ______________________________

or failing him/her, ______________________________

of ______________________________

or failing him/her, the chairman of the meeting as my/our proxy to attend and speak and vote for me/us and on my/our behalf at the meeting which will be held for the purpose of consideration and, if deemed fit, passing, with or without modification, the ordinary and special resolutions to be proposed at the meeting and at each adjournment of the meeting and to vote for or against the ordinary resolutions or to abstain from voting in respect of the ordinary shares in the issued ordinary share capital of the company registered in my/our name/s, in accordance with the following instructions (see note 9):

*Insert an X or the number of ordinary shares (see note 9)

Agenda item	*Vote in favour	*Vote against	*Abstain
1. Adoption of annual financial statements			
2. Election of directors:			
SAM Baqwa			
MD Coward			
LS Day			
AJ Lamprecht			
M Laubscher			
MJ Levett			
AJ Phillips			
PM Surgey			
CB Thomson			
3. Appointment of auditors			
4. Approval of non-executive directors' fees:			
Chairman of the board, inclusive of fees payable as chairman of board committees			
Resident non-executive directors			
Non-resident non-executive directors			
Chairman of the audit committee			
Resident members of the audit committee			
Non-resident members of the audit committee			
Resident members of each of the other board committees (excluding risk and sustainability committee)			
Non-resident members of the other board committees (excluding risk and sustainability committee)			
5. 5.1 Authority to issue shares in terms of the share option scheme			
5.2 Authority to issue and allot shares to Mr M Laubscher			
6. Acquisition of own shares			

Insert an X in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in the company, insert the number of ordinary shares held in respect of which you desire to vote (see note 9).

Signed at ______________________________ on ______________________________

Signature(s) ______________________________ Date ______________________________

Assisted by me (where applicable) ______________________________

Each member is entitled to appoint a proxy (who need not be a member of the company) to attend, speak and vote in place of that member at the meeting.

Please read the notes on the reverse side of this proxy form.

NOTES TO THE PROXY FORM

Instructions on signing and lodging of the annual general meeting proxy form.

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.

2. The chairman shall be entitled to decline to accept the authority of a signatory:
   (a) under a power of attorney; or
   (b) on behalf of a company
   unless the power of attorney or authority is deposited with the transfer secretaries, Ultra Registrars (Pty) Limited, 11 Diagonal Street, PO Box 4844, Johannesburg, 2000, South Africa, or the United Kingdom registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, England, by not later than 12:00 (South African time) on Tuesday, 24 January 2006.

3. The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his/her proxy in the blank space/s provided for that purpose.

4. When there are joint holders of shares and if more than one such joint holder be present or represented, then the person whose name appears first in the register of members in respect of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.

5. The completion and lodging of this form of proxy will not preclude the signatory from attending the annual general meeting and speaking and voting in person thereat should such person wish to do so, to the exclusion of any proxy appointed in terms hereof.

6. If, in the appropriate place on the face of the proxy, there is no indication of how to vote in respect of any resolution the proxy shall be entitled to vote as he/she deems fit in respect of that resolution.

7. The chairman of the annual general meeting may reject or accept any proxy form which is completed other than in accordance with these instructions, provided that in the event of acceptance, he/she is satisfied as to the manner in which a member wishes to vote.

8. If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the member's name.

9. Please insert an X in the relevant space according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in the company, insert the number of ordinary shares held in respect of which you wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the meeting as he/she deems fit in respect of all the ordinary shareholder's votes exercisable at the meeting. An ordinary shareholder or his/her proxy is not obliged to use all the votes exercisable by the ordinary shareholder or by his/her proxy, but the total of the votes cast in respect of which abstention is recorded may not exceed the total number of votes exercisable by the ordinary shareholder or by his/her proxy.

10. A form of proxy sent by electronic medium to the Secretary or Transfer Secretaries within the time allowed for submission, shall be deemed to constitute an instrument of proxy.

SHAREHOLDERS' DIARY

Financial year-end		30 September
Annual general meeting		26 January 2006
Reports and profit statements		**Published**
• Half-yearly interim report		May
• Preliminary report for the year		November
• Annual report		November
Dividends	**Declared**	**Paid**
• 6% cumulative preference shares	31 March	April
	30 September	October
• Ordinary shares – interim	May	July
– final	November	January
Details of final dividend declared		
• Cents per share		325
• Date declared		Monday, 14 November 2005
• Last day to trade *cum dividend*		Friday, 6 January 2006
• First trading day *ex dividend*		Monday, 9 January 2006
• Record date		Friday, 13 January 2006
• Payment date		Monday, 16 January 2006

Share certificates may not be dematerialised or rematerialised between Monday, 9 January 2006 and Friday, 13 January 2006 both days inclusive.

CURRENCY CONVERSION GUIDE

Closing rate at 30 September (1 unit of currency: rand)	2005	2004
Australian dollar	4.85	4.69
Euro	7.67	8.04
UK pound	11.25	11.72
US dollar	6.36	6.47

CORPORATE INFORMATION

Company registration number
1918/000095/06
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647

Secretary
S Mngomezulu

Business address and Registered office
180 Katherine Street
P O Box 782248, Sandton 2146
South Africa
Telephone +27 11 445 1000
Telefax +27 11 444 3643
Website www.barloworld.com

Auditors
Deloitte & Touche
Deloitte & Touche Place
The Woodlands
Cnr Woodlands and Kelvin Drives
Woodmead 2199
South Africa
Telephone +27 11 806 5000
Telefax +27 11 806 5003

Attorneys
Bowman Gilfillan Inc
165 West Street, Sandton
P O Box 785812, Sandton 2146
South Africa
Telephone +27 11 669 9000
Telefax +27 11 669 9001

Transfer secretaries
Ultra Registrars (Pty) Limited
11 Diagonal Street
P O Box 4844
Johannesburg
2000
South Africa
Telephone +27 11 834 2266
Telefax +27 11 834 4398
e-mail barloworld@ultrareg.co.za

United Kingdom registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA
England
Telephone +44 190 350 2541
Telefax +44 190 385 4031

Principal bankers
Absa Group Limited
Australia and New Zealand Banking Group Limited
Banco Bilbao Vizcaya Argentaria S.A.
Bank of America, NA
Citibank International plc
DnBNOR Bank
FirstRand Bank Limited
Lloyds TSB Bank plc
Nedbank Limited
Royal Bank of Scotland plc (National Westminster Bank plc)
The Standard Bank of South Africa Limited
WestLB AG, London Branch

Sponsor
JP Morgan

(Johannesburg)
1 Fricker Road
Illovo, Sandton 2196
Private Bag X9936, Sandton 2146
Johannesburg, South Africa
Telephone +27 11 507 0800
Telefax +27 11 507 0748

(London)
JP MorganCazenove
20 Moorgate
London EC2R6DA
England
Telephone +44 20 7588 2828
Telefax +44 20 7155 9000

GRAPHICOR 33127


SHAKEHOLDERS
PRINCIPALS &
SUPPLIERS
CUSTOMERS
EMPLOYEES
COMMUNITY
(SOCIAL & ENVIRONMENT)
PLASCON
AVIS
IDEAS
CAT
www.barloworld.com